As filed with the Securities and Exchange Commission on January 27, 2005

Registration No. 333-120118

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

enherent Corp.

(Exact name of registrant as specified in its charter)

Delaware	7371	13-3914972
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

80 Lamberton Road

Windsor, Connecticut 06095

(860) 687-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Douglas A. Catalano

Chairman and Chief Executive Officer

enherent Corp.

80 Lamberton Road

Windsor, Connecticut 06095

(860) 687-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

James S. Ryan, III Jackson Walker L.L.P. 901 Main Street, Suite 6000 Dallas, Texas 75202 Phone: (214) 953-6000 Facsimile: (214) 953-5822	Ira M. Starr Starr, Gern, Davison & Rubin, P.C. 103 Eisenhower Parkway Roseland, New Jersey 07068 Phone: (973) 403-9200 Facsimile: (973) 226-0031

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and upon completion of the merger described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the SEC. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

MERGER PROPOSED—YOUR VOTE IS IMPORTANT

The Boards of Directors of enherent Corp. and Dynax Solutions, Inc. have each approved and declared the advisability of a merger agreement which provides for the merger of Dynax with and into enherent. As a result of the proposed merger, Dynax will be merged out of existence and the surviving corporation will be enherent. Pursuant to the merger agreement, each outstanding share of Dynax common stock shall be converted into the right to receive 3.8359 shares of enherent common stock.

We expect the proposed merger will further certain of the companies’ objectives, including reducing redundant operating expenses, increasing critical mass and visibility and facilitating increased leverage from partnerships.

The proposed merger requires approval by a majority of the outstanding shares of both enherent and Dynax. As a result, each company will hold a special meeting of its stockholders to vote on the merger. Your vote is important. Whether or not you plan to attend your stockholders’ meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you are an enherent or a Dynax stockholder and do not return your card or otherwise vote, or do not instruct your broker how to vote any shares held for you in your broker’s name, the effect will be a vote against the merger.

The places, dates and times of the special meetings are as follows:

For enherent stockholders:	For Dynax stockholders:

The proposed merger is more fully described in the accompanying joint proxy statement/prospectus. If the merger were completed on                     , and based on certain assumptions and estimates, Dynax stockholders would own approximately 50.0% of the common stock of enherent on a fully diluted basis immediately after the proposed merger. enherent’s common stock is listed on the Over the Counter Bulletin Board (the “OTCBB”) under the trading symbol ENHT.OB. On January 26, 2005, the last sale price of shares of enherent’s common stock on the OTCBB was $0.33 per share. You should be aware that, because the number of shares of enherent common stock you will receive per Dynax share in the merger is fixed, the value of the consideration you will receive in the merger will fluctuate as the market price of enherent common stock changes.

If you are not in favor of the merger, Delaware law provides that the holders of shares of either enherent or Dynax capital stock who have not approved the merger and who otherwise strictly comply with the applicable requirements of Section 262 of the Delaware General Corporation Law are entitled to an appraisal of the fair value of their shares and may demand payment of the fair value of their shares. Holders of shares who wish to assert appraisal rights should comply with the procedures detailed in Section 262, a copy of which is attached as Appendix B to this joint proxy statement/prospectus.

This joint proxy statement/prospectus constitutes notice of appraisal rights pursuant to Section 262 of the Delaware General Corporation Law.

We encourage you to read this joint proxy statement/prospectus carefully. In particular, you should review the matters discussed under the caption “ RISK FACTORS” beginning on page          for a discussion of matters relating to the proposed merger and ownership of common stock in the surviving corporation.

We support the combination of our two companies and join with the other members of our Boards of Directors in unanimously recommending that you vote in favor of the merger.

Douglas A. Catalano, President and CEO enherent Corp.	Pamela Fredette, President and CEO Dynax Solutions, Inc.

Neither the SEC nor any state securities commission has approved or disapproved of the enherent common stock to be issued in the merger or determined if the information contained in this document is accurate or adequate. Any representation to the contrary is a criminal offense.

Joint Proxy Statement/Prospectus dated                          , 2005

and first mailed to stockholders on or about                          , 2005

enherent Corp.

80 Lamberton Road

Windsor, Connecticut 06095

Notice of Special Meeting of Stockholders

to be held on                     , 2005

To the Stockholders of enherent Corp.:

A special meeting of stockholders of enherent Corp. will be held at                     , on                     , 2005, at             m., local time, for the following purposes:

(1) to approve an Agreement and Plan of Merger, dated as of October 12, 2004, by and between Dynax Solutions, Inc. an information technology staffing and solutions company based in New York, and enherent, pursuant to which Dynax will merge with and into enherent, as more particularly described in the enclosed joint proxy statement/prospectus;

(2) to approve and adopt an amendment to enherent’s amended and restated certificate of incorporation to increase the total number of authorized shares of enherent’s voting common stock from 50,000,000 shares to 100,000,000 shares; and

(3) to transact such other business as may properly come before the special meeting or any postponements or adjournments of the special meeting.

Only enherent stockholders of record at the close of business on                     , 2005 are entitled to vote at the special meeting or any postponements or adjournments thereof. The approval of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of enherent’s common stock and enherent’s Series A Senior Participating Redeemable Convertible Preferred Stock (“Series A Preferred Stock”), entitled to vote thereon, voting together as a single class. The approval of the amendment to the certificate of incorporation increasing the total number of authorized shares of enherent’s voting common stock requires the affirmative vote of at least (i) a majority of the outstanding shares of enherent’s common stock and the Series A Preferred Stock, entitled to vote thereon, voting together as a single class and (ii) 70 percent of the outstanding shares of Series A Preferred Stock, entitled to vote thereon, voting as a separate class.

ENHERENT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ENHERENT STOCKHOLDERS VOTE FOR PROPOSAL 1 TO APPROVE THE MERGER AGREEMENT

ENHERENT’S BOARD OF DIRECTORS ALSO UNANIMOUSLY RECOMMENDS THAT ENHERENT STOCKHOLDERS VOTE FOR PROPOSAL 2 TO INCREASE ENHERENT’S AUTHORIZED NUMBER OF SHARES.

Notice of Right to Dissent. If Proposal 1 above is approved and the merger is consummated, each stockholder of enherent is entitled to an appraisal of the fair value of his shares and may demand payment of the fair value of his shares under the Delaware General Corporation Law. The right of any such stockholder to any appraisal rights is contingent upon consummation of the merger and upon strict compliance with the requirements of Section 262 of the Delaware General Corporation Law. The full text of Section 262 of the Delaware General Corporation Law is attached as Appendix B to this joint proxy statement/prospectus. For a summary of these requirements, see “TERMS OF THE MERGER—Appraisal Rights” in this joint proxy statement/prospectus.

Each stockholder, whether or not he or she plans to attend the special meeting, is requested to sign, date and return the enclosed proxy without delay in the enclosed postage-paid envelope. Any proxy given by the stockholder may be revoked by filing with enherent’s secretary a written revocation or a duly executed proxy bearing a later date. Any stockholder present at the special meeting may revoke his or her proxy and vote personally on each matter brought before the special meeting. However, if you are a stockholder whose shares are not registered in your own name, you will need additional documentation from your record holder to vote personally at the special meeting.

By Order of the Board of Directors,

, 2005
Windsor, Connecticut	Douglas A. Catalano President and Chief Executive Officer

IMPORTANT: The prompt return of proxies will save enherent Corp. the expense of further requests for proxies in order to ensure a quorum at the special meeting. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States.

DYNAX SOLUTIONS, INC.

192 Lexington Avenue

New York, New York 10016

Notice of Special Meeting of Stockholders

to be held on                     , 2005

To the Stockholders of Dynax Solutions, Inc.

A special meeting of stockholders of Dynax Solutions, Inc. will be held at                     , on                     , 2005, at                     .m., local time, for the following purposes:

(1) to approve an Agreement and Plan of Merger, dated as of October 12, 2004, by and between enherent Corp., an information technology staffing and solutions outsourcing company based in Connecticut, and Dynax, pursuant to which Dynax will merge with and into enherent, as more particularly described in the enclosed joint proxy statement/prospectus; and

(2) to transact such other business as may properly come before the special meeting or any postponements or adjournments of the special meeting.

Only Dynax stockholders of record at the close of business on                     , 2005 are entitled to vote at the special meeting or any postponements or adjournments thereof. The approval of the merger agreement requires the affirmative vote of at least a majority of the outstanding stock of Dynax entitled to vote thereon.

DYNAX’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DYNAX STOCKHOLDERS VOTE FOR PROPOSAL 1 TO APPROVE THE MERGER AGREEMENT.

Notice of Right to Dissent. If Proposal 1 above is approved and the merger is consummated, each stockholder of Dynax is entitled to an appraisal of the fair value of his shares and may demand payment of the fair value of his shares under the Delaware General Corporation Law. The right of any such stockholder to any appraisal rights is contingent upon consummation of the merger and upon strict compliance with the requirements of Section 262 of the Delaware General Corporation Law. The full text of Section 262 of the Delaware General Corporation Law is attached as Appendix B to this joint proxy statement/prospectus. For a summary of these requirements, see “TERMS OF THE MERGER—Appraisal Rights” in this joint proxy statement/prospectus.

Each stockholder, whether or not he or she plans to attend the special meeting, is requested to sign, date and return the enclosed proxy without delay in the enclosed postage-paid envelope. Any proxy given by the stockholder may be revoked by filing with Dynax’s secretary a written revocation or a duly executed proxy bearing a later date. Any stockholder present at the special meeting may revoke his or her proxy and vote personally on each matter brought before the special meeting. However, if you are a stockholder whose shares are not registered in your own name, you will need additional documentation from your record holder to vote personally at the special meeting.

By Order of the Board of Directors,

, 2005
New York, New York	Pamela Fredette President and Chief Executive Officer

IMPORTANT: The prompt return of proxies will save Dynax the expense of further requests for proxies in order to ensure a quorum at the special meeting. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States.

No dealer, salesman or other person has been authorized to give any information or to make any representations, other than those contained in this joint proxy statement/prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by enherent or Dynax. This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the shares of common stock of enherent to which it relates, or any offer of such shares of common stock of enherent to any person in any state or other jurisdiction in which such offer is unlawful. Neither the delivery of this joint proxy statement/prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of enherent or Dynax since the date hereof or that information contained herein is correct as of any time subsequent to any of the dates as of which information is furnished herein or the date hereof.

i

HOW TO OBTAIN ADDITIONAL INFORMATION

IMPORTANT

This document, which is sometimes referred to as the joint proxy statement/prospectus, constitutes a proxy statement of enherent and Dynax and a prospectus of enherent for the shares of enherent common stock that enherent will issue to stockholders of Dynax in the merger.

This joint proxy statement/prospectus incorporates important business and financial information about enherent and Dynax that is not included in or delivered with the document.

You can obtain information incorporated by reference and not included or delivered with this joint proxy statement/prospectus from enherent or Dynax, respectively, without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from the applicable company as follows:

enherent Corp. 80 Lamberton Road Windsor, Connecticut 06095 Attn: Felicia A. Norvell, Corporate Secretary Telephone: (860) 687-2200	Dynax Solutions, Inc. 192 Lexington Avenue New York, New York 10016 Attn: Lori Stanley, Corporate Secretary Telephone: (212) 889-7722

If you would like to request documents incorporated by reference, please do so by                     , 2005, to receive them before enherent’s and Dynax’s special meeting. Please be sure to include your complete name and address in your request.

In the “QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETINGS” and in the “SUMMARY” below, we highlight selected information from this joint proxy statement/prospectus but we have not included all of the information that may be important to you. To better understand the merger agreement and the merger, and for a complete description of their legal terms, you should carefully read this entire joint proxy statement/prospectus, including the appendices. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page         .

The information contained in this joint proxy statement/prospectus speaks only as of the date indicated on the cover of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES

FOR THE SPECIAL MEETINGS

Q:	Why are enherent and Dynax proposing the merger?

A:	enherent and Dynax believe that the merger will enable the surviving corporation to achieve a greater increase in critical mass and visibility than either enherent or Dynax is capable of achieving on an independent basis. We believe that our profitability should rise by reducing redundant operating expenses incurred by both companies. By bringing our two companies together we should facilitate a greater increase in leverage from partnerships than either enherent or Dynax is capable of achieving on an independent basis. Our combination should help create a movement of business toward a higher margin mix of staffing and solutions and enable us to cross-sell services and solutions to a larger collective customer base than either enherent or Dynax is capable of achieving on an independent basis. In addition, we believe that the merger will increase the geographic reach of the surviving corporation to a broader area than either enherent or Dynax is capable of reaching on an independent basis.

Q:	What should I do now?

A:	After you have carefully read this document, indicate on your proxy card how you want to vote, and sign and mail it in the enclosed envelope as soon as possible so that your shares will be represented at the meeting. If you sign and send in a proxy card but do not indicate how you want to vote, your proxy will be voted in favor of the proposal to approve and adopt the merger agreement.

Q:	What vote of enherent stockholders and what vote of Dynax stockholders is required in connection with the merger?

A:	Adoption of the merger agreement requires (i) the affirmative vote of at least a majority of the outstanding shares of enherent’s common stock and Series A Preferred Stock, entitled to vote thereon, voting together as a single class and (ii) the affirmative vote of at least a majority of the outstanding shares of Dynax’s common stock entitled to vote thereon. In addition, consummation of the merger will require the approval of the amendment to enherent’s certificate of incorporation increasing the total number of authorized shares of enherent’s common stock from 50,000,000 to 100,000,000 by the affirmative vote of at least (a) a majority of the outstanding shares of enherent’s common stock and the Series A Preferred Stock, entitled to vote thereon, voting together as a single class and (b) 70 percent of the outstanding shares of Series A Preferred Stock, entitled to vote thereon, voting as a separate class.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions on how to vote. Following the directions your broker provides, you should instruct your broker how to vote your shares. If you do not provide instructions to your broker, your shares will not be voted and will have the effect of voting against the merger.

Q:	What if I fail to instruct my broker to vote?

A:	If you are a stockholder of enherent and you fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, the resulting broker “non-vote” will be counted toward a quorum at the special meetings but will not count as a vote cast at such special meeting. Broker “non-votes” will have the same effect as negative votes.

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Q:	Can I change my vote after I have submitted my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at your stockholders’ meeting at which the merger agreement will be voted upon. You can do this in one of three ways:

•	First, you can send written notice stating that you would like to revoke your proxy to the appropriate address below;

•	Second, you may complete and submit a later-dated proxy with new voting instructions to the appropriate address below; or

•	Third, you may attend your stockholders’ meeting and vote in person. Simply attending your meeting without voting, however, will not revoke your proxy. You must vote at the stockholders’ meeting in order to revoke your previously submitted proxy.

If you have instructed a broker to vote your shares, you must follow the directions you will receive from your broker to change or revoke your proxy. You should send any notice of revocation or your completed new proxy card, as the case may be, to:

For enherent stockholders:

enherent Corp.

80 Lamberton Road

Windsor, Connecticut 06095

Attn: Felicia A. Norvell, Corporate Secretary

For Dynax stockholders:

Dynax Solutions, Inc.

192 Lexington Avenue

New York, New York 10016

Attn: Lori Stanley, Corporate Secretary

Q:	Should I send in my stock certificates now?

A:	No. You should not send in your stock certificates at this time. Instructions for exchanging Dynax stock certificates for enherent stock certificates will be sent to you promptly after the merger is completed.

Q:	Am I entitled to appraisal rights in connection with the merger?

A:	Yes, if the merger is consummated, each stockholder of enherent and Dynax is entitled to an appraisal of the fair value of his shares and may demand payment of the fair value of his shares under the Delaware General Corporation Law.

Q:	Will any principal stockholders, employees or directors receive any benefits as a result of the transaction?

A:	Yes. Some of the employees and directors of enherent and Dynax may be deemed to have interests in the merger in addition to their interests as stockholders of enherent and Dynax generally. Some of the interests include:

•	Upon completion of the merger, Pamela Fredette will serve as the chairman of the board, president and chief executive officer of the surviving corporation. It is anticipated that Ms. Fredette will enter into a new employment agreement with the surviving corporation under which she will be paid an annual base salary of $325,000 and annual performance bonuses (up to a maximum of 50% of base salary) based on factors to be determined by the compensation committee of the surviving corporation. The agreement will have a three year term;

•	Under the terms of Ms. Fredette’s current employment arrangement with Dynax, Ms. Fredette will be paid $250,000 on the consummation of the merger;

•	Lori Stanley will serve as the general counsel of the surviving corporation. It is anticipated that Ms. Stanley will enter into a new employment agreement with the surviving corporation under which she will be paid an annual base salary of $175,000 and annual performance bonuses based on factors to be determined by the compensation committee of the surviving corporation. The agreement will have a one year term and is subject to annual automatic renewal absent a contrary indication of either party;

•	Upon completion of the merger, the surviving corporation’s initial board of directors will be made up of two current enherent directors and three current Dynax directors;

•	Dynax’s officers and employees will receive employee benefits on terms and conditions substantially similar to those currently provided to similarly situated enherent officers and employees.

•	Following the merger, the surviving corporation will maintain directors’ and officers’ liability insurance of at least $5 million in the aggregate for at least 36 months, which insurance will cover the prior acts of the officers and directors who have served Dynax or enherent;

•	Upon consummation of the merger, all of the restricted shares of enherent common stock and options to purchase enherent common stock granted to enherent’s chief executive officer, Douglas Catalano, by enherent will fully vest under the restricted stock agreement and the amended and restated stock option agreement entered into by enherent and Mr. Catalano in October 2004; and

•	Douglas Mellinger will continue to serve as vice chairman of the surviving corporation and will be paid $5,000 per month in consideration of his services. Pursuant to an agreement between Mr. Mellinger and enherent, Mr. Mellinger shall provide assistance to the surviving corporation related to the development of corporate strategy, including market positioning and acquisition opportunities.

These interests are set forth in more detail under the heading “Interests of Employees and Directors of enherent and Dynax in the Merger” beginning on page of this joint proxy statement/prospectus.

In addition, the holders of all outstanding shares of enherent Series A Preferred Stock entered into an agreement with enherent under which they agreed that immediately prior to the consummation of the merger they will exchange the Series A Preferred Stock held by each of them for enherent common stock on a one for two basis and will cancel all warrants held by each of them. At the same time, enherent will deliver to such holders secured promissory notes in the aggregate amount of $1.6 million. enherent agreed to file a shelf registration statement to register the resale of shares of enherent common stock issued on conversion or disposition of the Series A Preferred Stock and to include in the registration statement certain shares of common stock owned by Pamela Fredette, Douglas Catalano and Douglas Mellinger.

Q:	What factors were considered in determining to structure the combination of enherent and Dynax so that enherent would be the surviving corporation?

A:

The decision to structure the combination of enherent and Dynax as a merger with enherent being the surviving corporation was made after a complete analysis of the business and financial factors each company would contribute to the surviving corporation. These factors included but were not limited to: revenues, debt, cash, working capital, margins, management teams, service offerings, client bases and strategic partnership. A significant factor in choosing enherent as the surviving corporation was that enherent is a reporting company under the Securities Exchange Act of 1934, which may afford Dynax stockholders liquidity in the public market. Even though the combination is a merger of equals and enherent is the surviving corporation, the combination will be accounted for using the purchase method of accounting for financial reporting purposes and Dynax will be considered the acquiring company for accounting purposes. The historical financial statements of the surviving corporation will be those of the accounting acquirer (Dynax) and comparative financial statements will be those of the accounting acquirer (Dynax)

rather than the legal acquirer (enherent). For more information regarding the accounting treatment of the merger please see the discussion set forth under the heading “Accounting Treatment” beginning on page              of this joint proxy statement/prospectus.

Q:	Will fractional shares be issued in connection with the merger?

A:	No, fractional shares of enherent will not be issued in the merger. The number of shares to be issued to any Dynax stockholder who otherwise would be entitled to receive a fractional share shall instead be rounded to the nearest whole share.

Q:	Whom should I call with questions about the merger?

A:	Dynax stockholders should call Lori Stanley, general counsel and corporate secretary at (212) 331-8633. enherent stockholders should call Felicia Norvell, general counsel and corporate secretary at (860) 687-2200.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. To better understand the merger and its potential impact on you, we urge you to carefully read this entire document including the appendices to understand fully the merger. The merger agreement is attached as Appendix A to this joint proxy statement/prospectus. enherent and Dynax encourage you to read the merger agreement, as it is the legal document that governs the merger. Each item in this summary includes a page reference directing you to a more complete discussion of the item.

The Companies (pages          and         )

enherent Corp.

80 Lamberton Road

Windsor, Connecticut 06095

(860) 687-2200

enherent Corp. is headquartered outside of Hartford, Connecticut. enherent is an information technology professional services firm providing its clients with staffing and consultative resources either on a temporary or permanent basis and a provider of solutions outsourcing involving software development or information technology operational services. enherent addresses cross-industry business needs by focusing on the critical disciplines of project management, business requirements management and technology integration.

Dynax Solutions, Inc.

192 Lexington Avenue

New York, New York 10016

(212) 889-7722

Dynax Solutions, Inc. is headquartered in New York, New York. Dynax provides information technology staffing of individuals and teams, and it provides solutions related to integration services, network and security services, and application services. Dynax delivers innovative, value-driven solutions and services to its clients by using its industry knowledge and technical expertise to advance the client’s business imperatives.

The Merger (page         )

We are proposing a merger of equals between enherent and Dynax whereby Dynax will merge with and into enherent. After the consummation of the merger Dynax will no longer separately exist and enherent will be the surviving corporation. For accounting purposes, the merger will be accounted for as an acquisition of enherent by Dynax.

The certificate of incorporation and bylaws of the surviving corporation will be the same as enherent’s certificate of incorporation and bylaws as they exist immediately prior to the merger.

After the merger, the surviving corporation’s board of directors will have five members, two from enherent and three from Dynax. The directors from enherent are expected to be Douglas A. Catalano and Douglas Mellinger. The directors from Dynax are expected to be Pamela Fredette, Faith Griffin and Thomas Minerva. Pamela Fredette will serve as the chairman of the board, president and chief executive officer of the surviving corporation. On the effective date of the merger, the persons who will serve as directors of the surviving corporation will be appointed to staggered terms, which means that one-third of the directors will be elected each year at the surviving corporation’s annual meeting of stockholders.

What Stockholders will Receive in the Merger

Upon consummation of the merger, each share of Dynax common stock (other than dissenting shares) will be converted into the right to receive 3.8359 enherent shares of common stock (the “conversion ratio”). The conversion ratio is fixed. Therefore, the market value of the enherent stock that Dynax stockholders will receive as a result of the merger may be significantly higher or lower than its current value or its value on the date of the stockholders’ meetings. Based on the current number of enherent and Dynax shares outstanding on a fully diluted basis and assuming all of the Dynax and enherent stockholders elect to receive or retain enherent stock, enherent’s existing stockholders will own approximately 50% of the common stock of enherent on a fully diluted basis and Dynax’s stockholders will own approximately 50% of such shares after the merger.

Reasons for the Merger (page         )

We are proposing to merge our two companies because we believe that the merger will:

•	Enable the surviving corporation to achieve a greater increase in critical mass and visibility than either enherent or Dynax is capable of achieving on an independent basis;

•	Improve profitability by reducing redundant operating expenses incurred by both Dynax and enherent;

•	Facilitate an increase in leverage from partnerships greater than either enherent or Dynax is capable of achieving on an independent basis;

•	Help create a movement of business toward a higher margin mix of staffing and solutions;

•	Enable the surviving corporation to cross-sell services and solutions to a larger collective customer base than either enherent or Dynax is capable of achieving on an independent basis; and

•	Increase the geographic reach to a broader area than either enherent or Dynax is capable of reaching on an independent basis.

enherent’s Stockholders’ Meeting (page         )

enherent will hold its special stockholders’ meeting on                     , 2005 at                     .m., local time at                     ,                     .

enherent’s Record Date and Voting (page         )

If you owned shares of enherent common stock or Series A Preferred Stock at the close of business on                     , 2005, the record date, you are entitled to vote on the merger, the amendment to enherent’s certificate of incorporation, as well as any other matters considered at the meeting. On the record date, there were                      shares of enherent common stock outstanding and                      shares of Series A Preferred Stock outstanding. Each share of common stock and Series A Preferred Stock outstanding on the record date will be entitled to one vote at the meeting. The affirmative vote of at least a majority of the outstanding shares of enherent’s common stock and Series A Preferred Stock, entitled to vote thereon, voting together as a single class, is required to approve the merger. The affirmative vote of at least (i) a majority of the outstanding shares of enherent’s common stock and Series A Preferred Stock, entitled to vote thereon, voting together as a single class and (ii) 70 percent of the Series A Preferred Stock, entitled to vote thereon, voting as a separate class is required to approve the amendment to certificate of incorporation. No stockholder of enherent has entered into a voting agreement or otherwise agreed to vote in favor of the merger or the amendment to the certificate of incorporation.

enherent’s Board Unanimously Recommends Stockholder Approval (page         )

enherent’s board of directors believes that the merger is in the best interest of enherent and its stockholders and unanimously recommends that the stockholders vote “FOR” approval of the merger agreement.

enherent’s board of directors believes that the amendment to the certificate of incorporation is in the best interest of enherent and its stockholders and unanimously recommends that the stockholders vote “FOR” approval of the amendment.

Dynax’s Stockholders’ Meeting (page         )

Dynax will hold its special stockholders’ meeting on                     , 2005 at                     .m., local time at                     ,                     .

Dynax’s Record Date and Voting (page         )

If you owned shares of Dynax common stock at the close of business on                     , 2005, the record date, you are entitled to vote on the merger as well as any other matters considered at the meeting. On the record date, there were                      shares of Dynax common stock outstanding. You will have one vote at the meeting for each share of stock you owned on the record date. The affirmative vote of at least a majority of the outstanding stock of Dynax entitled to vote thereon is required to approve the merger. No stockholder of Dynax has entered into a voting agreement or otherwise agreed to vote in favor of the merger.

Dynax’s Board Unanimously Recommends Stockholder Approval (page         )

Dynax’s board of directors believes that the merger is in the best interest of Dynax and its stockholders and unanimously recommends that the stockholders vote “FOR” approval of the merger agreement.

Interests of Directors and Officers of enherent and Dynax that Differ from Your Interests (page         )

When considering the recommendations of the enherent and Dynax boards of directors, you should be aware that some directors and officers have interests in the merger that differ from the interests of other stockholders:

•	Upon completion of the merger, Pamela Fredette will serve as the chairman of the board, president and chief executive officer of the surviving corporation. It is anticipated that Ms. Fredette will enter into a new employment agreement with the surviving corporation under which she will be paid an annual base salary of $325,000 and annual performance bonuses (up to a maximum of 50% of base salary) based on factors to be determined by the compensation committee of the surviving corporation. The agreement will have a three year term;

•	Under the terms of Ms. Fredette’s current employment arrangement with Dynax, Ms. Fredette will be paid $250,000 on the consummation of the merger;

•	Lori Stanley will serve as the general counsel of the surviving corporation. It is anticipated that Ms. Stanley will enter into a new employment agreement with the surviving corporation under which she will be paid an annual base salary of $175,000 and annual performance bonuses based on factors to be determined by the compensation committee of the surviving corporation. The agreement will have a one year term and is subject to annual automatic renewal absent a contrary indication of either party;

•	Upon completion of the merger, the surviving corporation’s initial board of directors will be made up of two current enherent directors and three current Dynax directors;

•	Dynax’s officers and employees will receive employee benefits on terms and conditions substantially similar to those currently provided to similarly situated enherent officers and employees;

•	Following the merger, the surviving corporation will maintain directors’ and officers’ liability insurance of at least $5 million in the aggregate for at least 36 months, which insurance will cover the prior acts of the officers and directors who have served Dynax or enherent;

•	Upon consummation of the merger, all of the restricted shares of enherent common stock and options to purchase enherent common stock granted to Mr. Catalano by enherent will fully vest under the restricted stock agreement and the amended and restated stock option agreement entered into by enherent and Mr. Catalano in October 2004; and

•	Douglas Mellinger will continue to serve as vice chairman of the surviving corporation and will be paid $5,000 per month in consideration of his services. Pursuant to an agreement between Mr. Mellinger and enherent, Mr. Mellinger shall provide assistance to the surviving corporation related to the development of corporate strategy, including market positioning and acquisition opportunities.

Each board was aware of these and other interests and considered them before approving and adopting the merger agreement.

Federal Income Tax Consequences (page    )

The merger has been structured to qualify as a nontaxable reorganization for U.S. federal income tax purposes. If the merger qualifies as a nontaxable reorganization, enherent and Dynax generally will not recognize gain or loss as a result of the merger. In addition, Dynax stockholders generally will not recognize gain or loss upon the exchange of their shares of Dynax common stock solely for shares of enherent common stock pursuant to the merger. However, a dissenting Dynax stockholder who receives solely cash in exchange for his or her shares of Dynax common stock generally will recognize gain or loss. The federal income tax consequences of the merger are complicated and may differ between individual stockholders. We strongly urge each Dynax stockholder to consult his or her own tax advisor regarding the federal income tax consequences of the merger in light of his or her own personal tax situation and also as to any state, local, foreign or other tax consequences arising out of the merger.

Comparative Rights of Stockholders (page    )

Both enherent and Dynax are incorporated under the laws of the State of Delaware and are subject to the Delaware General Corporation Law. Upon consummation of the merger, the stockholders of Dynax will become stockholders of enherent. As a result, enherent’s certificate of incorporation and bylaws, which differ somewhat from those of Dynax, will govern the rights of the former Dynax stockholders and the current enherent stockholders.

Conditions of the Merger (page    )

The completion of the merger depends on the fulfillment of a number of conditions, including the following:

•	enherent and Dynax stockholders must approve the merger agreement;

•	enherent stockholders must approve the amendment to enherent’s certificate of incorporation increasing the authorized number of shares of voting common stock from 50,000,000 to 100,000,000;

•	A legal opinion from counsel confirming the tax-free nature of the merger must be received by the parties;

•	Each party’s representations and warranties contained in the merger agreement must be accurate in all material respects, and each party must have complied with its agreements and covenants contained in the merger agreement;

•	Dynax’s senior institutional lender shall have agreed to furnish a credit facility to the surviving corporation on terms reasonably satisfactory to the boards of directors of each of enherent and Dynax;

•	Each outstanding share of enherent Series A Preferred Stock shall have converted to enherent common stock; and

•	The warrants issued to Preferred Holders (as defined below) in connection with the issuance of Series A Preferred Stock shall have been cancelled.

Unless prohibited by law, either enherent or Dynax can elect to waive a condition that has not been satisfied and complete the merger. We cannot be certain whether or when any of these conditions will be satisfied, or waived where permissible, or that we will complete the merger.

Termination of the Merger Agreement (page         )

Notwithstanding the approval of the merger by enherent and Dynax stockholders, the parties can mutually agree in writing at any time to terminate the merger agreement before completing the merger.

Either enherent or Dynax can also terminate the merger agreement:

•	If the merger is not approved by either party’s stockholders;

•	If the other party materially violates any of its representations, warranties or agreements under the merger agreement and fails to cure the violation;

•	If the merger is not completed or if any of the conditions to the party’s obligations to consummate the merger cannot be satisfied by March 15, 2005;

•	If either the valuation delivered to Dynax by Dresner or the fairness opinion delivered to the special committee of the enherent board of directors by Covington Associates has been withdrawn prior to the effective time of the merger by either of the respective opinion givers and the relevant opinion giver certifies in writing that the withdrawal of opinion was not requested by the relevant party and that the withdrawal of opinion is based on a materially adverse change in the business of the other party; or

•	If either party receives a superior proposal (hereafter defined) and the other party does not, within five days of receipt of notice of such superior proposal, match such superior proposal.

A party cannot terminate the merger agreement based on the other’s failure to fulfill a condition to closing if the failure results primarily from the terminating party’s breach of a representation, warranty, or covenant contained in the merger agreement. In the event of a termination resulting from a material breach, the breaching party will be liable for payment of the other party’s costs and expenses incurred during the merger negotiations up to a maximum of $150,000. In the event of a termination resulting from a superior proposal, the terminating party will be liable for all of the other party’s costs and expenses without limitation.

Appraisal Rights (page         )

Delaware law provides that the holders of shares of either enherent or Dynax capital stock who have not approved the merger and the merger agreement and who otherwise strictly comply with the applicable requirements of Section 262 of the Delaware General Corporation Law are entitled to an appraisal of the fair value of their shares and may demand payment of the fair value of their shares. Holders of shares who wish to assert appraisal rights should comply with the procedures detailed in Section 262, a copy of which is attached as Appendix B to this joint proxy statement/prospectus.

Accounting Treatment (page     )

The merger will be accounted for using the purchase method of accounting, with Dynax being treated as the acquiring entity for accounting purposes. Under purchase accounting, the assets and liabilities of enherent as of the effective time of the acquisition will be recorded at their respective fair values and added to those of Dynax.

SELECTED COMPANY UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed consolidated financial information has been derived from and should be read in conjunction with the Unaudited Pro Forma Condensed Consolidated Financial Statements and related notes included in this joint proxy statement/prospectus on page             . The information is based on the historical consolidated balance sheet and related historical consolidated statements of operations of enherent and the historical consolidated balance sheet and related historical consolidated statements of operations of Dynax using the purchase method of accounting for business combinations. This information is for illustrative purposes only. The companies may have performed differently had they always been consolidated. You should not rely on the selected unaudited pro forma condensed consolidated financial information as being indicative of the historical results that would have been achieved had the companies always been consolidated or the future results that the consolidated company will experience after the merger.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Revenues	$31,212	$21,706
Cost of revenues	23,589	15,854

Gross profit	7,623	5,852
Selling, general and administrative expenses	8,703	6,167

Loss from operations	(1,080)	(315)
Other income (expenses)	(1,031)	(969)

Net income (loss)	$(2,111)	$(1,284)

Basic and diluted income (loss) per share	$(0.05)	$(0.03)
Number of shares used in computing basic and diluted income (loss) per share	46,760	46,961

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(IN THOUSANDS)

As of September 30, 2004
Total current assets	$6,315
Total assets	10,213
Total current liabilities	6,510
Total liabilities	10,536
Total common stockholders’ deficiency	(323)

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following tables set forth certain historical per share data of enherent and Dynax and combined per share data on an unaudited pro forma and pro forma equivalent basis after giving effect to the merger using the purchase method of accounting, and assuming 3.8359 shares of enherent common stock exchanged for each share of Dynax common stock outstanding as of the effective date of the merger. The following data should be read in conjunction with the separate historical consolidated financial statements of Dynax and enherent incorporated by reference in this joint proxy statement/prospectus. The unaudited pro forma combined per share data do not necessarily indicate the operating results that would have been achieved had the merger been completed as of the beginning of the earliest period presented and should not be taken as representative of future operations. The results may have been different if the companies had always been combined. No cash dividends have ever been declared or paid on Dynax common stock or enherent common stock since enherent became a public company on November 20, 1997.

	As of and for the year ended December 31, 2003	As of and for the nine months ended September 30, 2004
	(shares in 000’s)
enherent—Historical
Basic income (loss) per share	$(0.11)	$0.07
Diluted income (loss) per share	$(0.11)	$0.07
WAVG common shares outstanding—basic(1)	17,514	17,715
WAVG common shares outstanding—diluted(1)	17,514	22,882
Common shares outstanding	17,552	17,719

Dynax—Historical
Basic income (loss) per share	$(0.50)	$(0.04)
Diluted income (loss) per share	$(0.50)	$(0.04)
WAVG common shares outstanding—basic(1)	2,342	5,408
WAVG common shares outstanding—diluted(1)	2,342	5,408
Common shares outstanding	5,408	5,408

Pro forma combined
Basic income (loss) per share	$(0.05)	$(0.03)
Diluted income (loss) per share	$(0.05)	$(0.03)
WAVG common shares outstanding—basic(1)	46,760	46,961
WAVG common shares outstanding—diluted(1)	46,760	46,961
Common shares outstanding	49,415	49,582 (2)

(1)	Weighted Average Common Shares Outstanding. Does not include 700,000 shares of enherent restricted stock issued in October 2004 and 500,000 shares of Dynax common stock (500,000 x 3.8359 = 1,917,950 equivalent enherent shares) issued in December 2004.
(2)	Includes 700,000 shares of enherent restricted stock issued in October 2004 and 500,000 shares of Dynax common stock (1,917,950 equivalent enherent shares) issued in December 2004. Does not include effect of outstanding stock options.

MARKET PRICE AND DIVIDEND INFORMATION

enherent common stock currently trades on the OTCBB under the symbol “ENHT.OB.” On January 26, 2005, the closing sales price for enherent common stock was $0.33 per share. Set forth below are the high and low bid information for enherent common stock as quoted on the OTCBB for the periods indicated, which information reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Common Shares
	High	Low
2005
First Quarter (through January 26, 2005)	$0.40	$0.33

2004
Fourth Quarter	$0.50	$0.08
Third Quarter	$0.19	$0.10
Second Quarter	$0.24	$0.08
First Quarter	$0.15	$0.09

2003
Fourth Quarter	$0.12	$0.07
Third Quarter	$0.10	$0.03
Second Quarter	$0.10	$0.04
First Quarter	$0.14	$0.07

There is no established public trading market for Dynax’s common stock.

enherent has not declared or paid dividends on its common stock since becoming a public company on November 20, 1997. Dynax has not declared or paid dividends on its common stock in the past. Neither enherent nor Dynax anticipates paying any cash dividends on their common stock in the foreseeable future. Furthermore, the surviving corporation is planning on entering into credit facilities that will likely contain restrictions on its ability to make dividend payments.

As of January 25, 2005 enherent common stock was held of record by approximately 1,600 stockholders. As of January 25, 2005 Series A Preferred Stock was held of record by four stockholders.

Dynax common stock was held by approximately 227 stockholders of record as of January 25, 2005. Dynax has no outstanding shares of preferred stock.

Because the exchange ratio is fixed and because the market price of enherent common stock is subject to fluctuation, the market value of the shares of enherent common stock that you may receive in the merger may increase or decrease prior to and following the merger.

RISK FACTORS

If the merger is consummated and you are a Dynax stockholder, you will receive in exchange for each share of Dynax common stock that you own at the effective time of the merger the right to receive 3.8359 shares of enherent stock. You should be aware that an investment in the surviving corporation is subject to a number of risks and uncertainties, many of which also apply to your existing investment in Dynax common stock. There are a number of other risks and uncertainties relating to the merger and the business of the surviving corporation, in addition to the risks and uncertainties associated with information technology companies generally, that you should consider in making your voting decision regarding the merger and you receiving shares of enherent stock. Many of these risks and uncertainties could affect the surviving corporation’s future financial results and may cause its future earnings and financial condition to be less favorable than management’s expectations. This section summarizes those risks.

Risk Factors Relating to the Merger

You will experience a reduction in percentage ownership and voting power with respect to your shares as a result of the merger.

enherent stockholders and Dynax stockholders will experience a substantial reduction in their respective percentage ownership interests and effective voting power relative to their respective percentage ownership interests in enherent and Dynax prior to the merger. If the merger is consummated and all of the Dynax and enherent stockholders receive or retain stock in the merger, current enherent stockholders will own approximately 50% of the common stock of enherent on a fully diluted basis and current Dynax stockholders will own approximately 50% of the common stock of enherent on a fully diluted basis.

enherent and Dynax expect to incur significant costs associated with the merger, whether or not the merger is completed and the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes.

enherent estimates that it will incur direct transaction costs of approximately $300,000 associated with the merger, which will be expensed as incurred whether or not the merger is consummated. Dynax estimates that it will incur direct transaction costs of approximately $270,000, which will for accounting purposes be included in the cost of the deemed acquisition of enherent if the merger is consummated and will be expensed if the merger is not consummated. The incurrence of these transaction costs will reduce the amount of cash available to be used for other corporate purposes at enherent, Dynax and the surviving corporation.

If enherent and Dynax do not successfully integrate, the surviving corporation may not realize the expected benefits from the merger.

The anticipated benefits of the merger include, among other matters, the expectations that the surviving corporation will achieve improvements to its profitability by reducing redundant operating expenses and that the increased size of the surviving corporation will provide benefits in attracting new business that would not be available to either enherent or Dynax on a stand-alone basis. These benefits may not be realized or may be less than expected if we are unable to integrate in a timely manner, fail to realize cost savings from the merger or disrupt customer relationships. Failure to successfully integrate on a timely basis is likely to adversely affect the profitability of the surviving corporation.

Integration in connection with a merger of equals is difficult, and integrating the key customers, personnel, systems and procedures of both parties to the merger may take a greater amount of resources and time than either expects. The necessary integration relies on a combination of management teams of both enherent and Dynax, which may not be able to combine effectively. Difficulties in integration could arise. For example, the surviving corporation could experience interruptions and dislocations associated with integrating business strategies and the different business backgrounds and operating cultures of the two constituent companies. Furthermore, the surviving corporation’s board of directors will consist of former Dynax and enherent directors. Disagreements among the directors of the surviving corporation may arise concerning the allocation of resources, strategic considerations relating to the surviving corporation and other matters, and the directors may not be able to work together successfully following the merger. In addition, persuading employees that the business cultures of enherent and Dynax are compatible, maintaining employee morale and retaining key employees are additional challenges involved in integrating the two companies.

The merger could make it more difficult for the surviving corporation to retain its key employees and the loss of key employees could have a material adverse effect on the operations of the surviving corporation.

The surviving corporation’s future success depends, in large part, upon the continuing contributions of the key management personnel. If we lose the services of one or more of these important individuals following the merger, the profitability of the surviving corporation could be adversely affected. The integration challenges in a merger of equals could make it difficult to retain the key employees of either company after the merger. The surviving corporation’s future success also depends upon its continuing ability to attract and retain other highly qualified personnel. Although Pamela Fredette, who will serve as chairman of the board, president and chief executive officer, Lori Stanley who will serve as general counsel and Roger DiPiano, who will serve as chief operating officer, after the merger, will all be subject to employment agreements, we cannot be assured of their continued service. The unexpected loss of services of one or more of our key employees could have a material adverse effect on our operations and possibly result in reduced earnings and revenues.

enherent’s and Dynax’s pro forma accounting for the merger may change and the impact of these changes could be material and negative to the surviving corporation’s post-merger results of operations.

The unaudited pro forma combined financial information contained in this document is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during the periods presented. The merger will be accounted for under the purchase method of accounting, with Dynax being the acquirer for accounting purposes. The pre-acquisition financial statements of the accounting acquirer (Dynax) will become the historical financial statements of the surviving corporation. enherent and Dynax have estimated the impacts of the merger in developing the related pro forma information. These estimates are subject to change pending a final analysis after completion of the merger. The impact of these changes could be material and negative to the surviving corporation’s post-merger results of operations.

The value of the consideration you receive in the merger may decrease.

If you do not elect to exercise your appraisal rights, each share of Dynax common stock you own will be converted into the right to receive 3.8359 shares of enherent common stock. The value of enherent common stock when the merger takes place may vary from its value at the date of this joint proxy statement/prospectus and at the date of Dynax’s special meeting. These variations may result from changes in enherent’s business, operations or prospects, regulatory considerations, general market and economic conditions and other factors. At the time of Dynax’s special meeting, you will not know the exact value of the consideration you will receive when the merger is completed.

enherent and Dynax may waive one or more of the conditions to the merger without resoliciting stockholder approval for the merger.

enherent and Dynax may agree to waive, in whole or in part, some of the conditions to their obligations to complete the merger, to the extent permitted by applicable laws. The boards of directors of enherent and Dynax will evaluate the materiality of any waiver to determine whether amendment of this joint proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the board of directors of enherent or

Dynax determines that a waiver is not sufficiently material to warrant resolicitation of stockholders, the applicable company has the discretion to complete the merger without seeking further stockholder approval.

If the merger does not qualify as a tax-free reorganization under the U.S. Internal Revenue Code, the transaction may be a taxable event to Dynax’s stockholders and Dynax’s stockholders are not receiving any cash as a portion of the merger consideration that could be used by them to satisfy any tax liability realized by them as the result of the merger.

The merger has been structured to qualify as a nontaxable reorganization for U.S. federal income tax purposes. However, the qualification of the merger as nontaxable will depend upon the accuracy of certain fact representations made by officers of enherent and Dynax as well as the existence of certain facts that will not be known before the completion of the merger (for example, the number of Dynax shares for which appraisal rights are exercised). If the merger does not qualify as a nontaxable reorganization for federal income tax purposes, then the merger may result in the recognition of gain or loss to enherent, Dynax and the Dynax stockholders. In the event that the merger resulted in the recognition of gains to Dynax stockholders, Dynax stockholders will not receive any cash as a portion of the merger consideration that could be used by them to satisfy any tax liability created by the merger. In addition, the laws of foreign countries to which certain Dynax stockholders are subject may have different treatment.

The merger is anticipated to limit the surviving corporation’s ability to use net operating loss carryforwards (NOL’s)

enherent has approximately $46 million in federal NOL’s and Dynax has approximately $5.6 million in federal NOL’s that currently may be used without restriction by enherent and Dynax, respectively, in the event that either of them generates taxable income for federal income tax purposes. In addition, Dynax has approximately $8.9 million in state NOL’s. Based on an analysis conducted by each of enherent and Dynax and their respective tax advisors, enherent and Dynax believe that following the merger, the surviving corporation’s ability to use NOL’s is likely to be substantially limited in any year. Under IRS regulations, the utilization of a corporation’s NOL carryforward is limited when it experiences a change in ownership of more than 50 percentage points over the lowest percentage of the stock owned by certain stockholders at any time during a 3-year testing period ending on the day of an equity structure shift. The merger will cause this equity structure shift, resulting in limitations in the use of the NOL carryforward for the surviving corporation.

The merger cannot be consummated unless enherent’s stockholders approve the proposed amendment to enherent’s amended and restated certificate of incorporation to increase the number of authorized shares of enherent’s voting common stock from 50,000,000 shares to 100,000,000 shares.

Currently, enherent does not have a sufficient number of shares of authorized voting common stock to consummate the merger. Therefore, the merger is conditioned upon the enherent stockholders’ approval of the proposed amendment to enherent’s amended and restated certificate of incorporation to increase the number of authorized shares of enherent’s voting common stock from 50,000,000 to 100,000,000. If the proposed amendment is not approved by enherent’s stockholders, the merger will not be consummated and enherent and Dynax each will have incurred substantial transaction costs without realizing the opportunity to pursue anticipated benefits of the merger.

Risk Factors Relating to the Business of the Surviving Corporation

enherent and Dynax have a history of operating losses and if the surviving corporation also incurs operating losses, the surviving corporation may not be able to meet its obligations or continue operating as a going concern without attracting additional capital.

enherent has incurred losses from the years ended December 31, 1995 through the year ended December 31, 2003. For the nine-months ended September 30, 2004, and years ended December 31, 2003, 2002, 2001, 2000 and 1999, enherent has reported a net loss of $521,000, $1.3 million, $3.8 million, $21.8 million, $8.8 million and $21.4 million, respectively.

Dynax has incurred losses from the years 1999 to 2003. For the nine-months ended September 30, 2004, and years ended December 31, 2003, 2002, 2001, 2000 and 1999, Dynax has reported a net loss of $149,000, $530,000, $6.1 million, $6.8 million, $5.1 million, and $122,000, respectively.

In light of the net operating losses experienced by enherent and Dynax, there can be no assurance that the surviving corporation will be profitable. If the surviving corporation is not profitable, it may not be able to meet its obligations or continue operating as a going concern without attracting additional capital. Additional capital may not be available to the surviving corporation.

Decreased market demand for information technology services indicates that there can be no assurance regarding enherent’s, Dynax’s or the surviving corporation’s services, which could have a material adverse effect on the surviving corporation’s business, financial condition and results of operations.

The companies in the information technology industry have operated in a difficult business environment over the past four years, with decreasing demand for services leading to declining sales and operating margins. From 2000 to 2002, a number of companies failed to manage through these turbulent market conditions and disappeared. The climate in the current operating environment has worsened due to reductions in information technology budgets and capital spending. In addition, there are long-term changes occurring in the information technology industry unrelated to the economy. The lack of perceived business benefit from prior information technology investments has driven companies to link future investments in information technology with the creation of business value. This dynamic has fundamentally changed the technology-focused view of sales in the information technology industry. There can be no assurance that there will be continued demand for enherent’s, Dynax’s or the surviving corporation’s services, which could have a material adverse effect on the surviving corporation’s business, operating results and financial condition.

The loss of even one significant client or any significant reduction in the use of the surviving corporation’s services could have a material adverse effect on the surviving corporation’s business, financial condition and results of operations.

enherent derives a significant portion of its revenues from large-scale engagements with a limited number of clients. For the year ended December 31, 2003, enherent’s five largest customers represented 80% of its total revenue. During that period the five largest customers and their percentages of enherent’s total revenue were: J.P. Morgan Chase – 30%; Pfizer – 18%; Mass Mutual – 12%; CIGNA – 10%; and The Hartford – 10%. For the nine-month period ended September 30, 2004, enherent’s five largest customers represented 72% of its total revenue. During that period the five largest customers and their percentages of enherent’s total revenue were J.P. Morgan Chase – 24%; Mass Mutual – 21%; Pfizer – 13%; The Hartford – 7%; and ASCAP – 7%. For the nine-months ended September 30, 2004, one customer (The City of New York Department of Homeless Services) accounted for approximately 16% of Dynax’s service revenues. No other customer accounted for over 10% of Dynax’s revenues for the nine-months ended September 30, 2004, or for the years ended December 31, 2003, 2002 and 2001. The mix of significant clients and their respective percentages will vary for different periods in time due to overall revenue levels, new clients being added and changes in activity within specific accounts.

enherent’s and Dynax’s dependence on a limited number of clients results in a significant concentration of credit risk.

Due to enherent’s and Dynax’s dependence on a limited number of clients, each of them is subject to a concentration of credit risk with respect to accounts receivable. In the case of insolvency by one of the surviving corporation’s significant clients, accounts receivable with respect to that client might not be collectible, might not be fully collectible or may be collectible over longer than normal terms, each of which could adversely affect the surviving corporation’s financial position. As of September 30, 2004, enherent’s accounts receivable were $1.9 million. Of this amount, $1.4 million, or 71% was due from its five largest customers. enherent has not incurred any receivable write-offs in the nine-month period ended September 30, 2004, and the year ended December 31, 2003. In those periods enherent maintained its customary billing and collection terms with existing and new accounts. Concentration of credit risk with respect to Dynax’s accounts receivable is limited due to its number of clients and the diversity of its client base. As of September 30, 2004, Dynax’s accounts receivable totaled $2.7 million payable from 68 clients. The largest concentration of credit risk as of September 30, 2004, was with a single client: City of New York - Department of the Homeless, which represented $126,900 or 4.7% of the accounts receivable. The Department of the Homeless has been a client since 2001. Payment terms are net 30 days and payments are generally received on a timely basis with the exception of some delay (approximately 45-90 days) experienced during the start of the City’s budget year. There can be no assurance that the surviving corporation will not suffer credit losses in the future.

Most of enherent’s and Dynax’s contracts are terminable by their respective clients with limited notice and without penalty payments, and early terminations could have a material adverse effect on the surviving corporation’s business, operating results and financial condition.

Most of enherent’s and Dynax’s contracts are terminable by the client following limited notice and without early termination payments or liquidated damages due to them. In addition, each stage of a project often represents a separate contractual commitment, at the end of which the client may elect to delay or not to proceed to the next stage of the project. While, to date, none of enherent’s or Dynax’s clients have terminated a material contract or materially reduced the scope of a large project, there can be no assurance that one or more of the surviving corporation’s clients will not take such actions in the future. The delay, cancellation or significant reduction in the scope of a large project or number of projects could have a material adverse effect on the surviving corporation’s business, operating results and financial condition.

The failure of the surviving corporation to continue to recruit and retain qualified information technology professionals could have a material adverse effect on the surviving corporation’s business.

enherent’s and Dynax’s business is labor-intensive. The surviving corporation’s success will depend upon its ability to attract, develop, motivate and retain information technology professionals, which include billable consultants and sales and recruiting professionals. Billable consultants are those employees or independent contractors who possess the necessary technical skills and experience or can be trained to deliver the surviving corporation’s services. Sales and recruiting professionals are those employees who possess the necessary skills, experience and contacts to sell the surviving corporation’s services and recruit billable consultants. Qualified information technology professionals are in high demand worldwide and are likely to remain a limited resource for the foreseeable future. There can be no assurance that the surviving corporation will continue to have access to qualified information technology professionals, will be successful in retaining current or future information technology professionals or that the cost of employing and subcontracting such information technology professionals will not increase due to shortages. Failure to attract or retain qualified information technology professionals in sufficient numbers could have a material adverse effect on the surviving corporation’s business, operating results and financial condition.

The surviving corporation’s failure to meet clients’ expectations could result in losses or negative publicity and could subject the surviving corporation to liability for the services it provides.

Many of enherent’s and Dynax’s engagements involve services that are critical to the operations of their clients’ businesses and provide benefits that may be difficult to quantify. Although both companies attempt to contractually limit their liability for damages arising from errors, mistakes, omissions or negligent acts in rendering its services, there can be no assurance that their attempts to limit liability will be successful. Additionally, enherent’s and Dynax’s attempts to contractually reduce liability with many of its largest clients have met with limited success. The surviving corporation’s failure or inability to meet a client’s expectations in the performance of its services could result in a material adverse effect on the client’s operations and, therefore, could give rise to claims against the surviving corporation or result in negative publicity damaging the surviving corporation’s reputation, which could have a material adverse effect on the surviving corporation’s business, operating results and financial condition.

The information technology services industry is highly competitive and there can be no assurance that the surviving corporation will be able to compete successfully.

enherent and Dynax experience intense competition. The market for information technology services is very broad and such services are offered by a large number of private and public companies, many of which are significantly larger than, and have greater financial, technical and marketing resources than, the surviving corporation will initially have. Competitors include Analysts International Corp., CIBER, Inc., Computer Horizons Corp., Computer Task Group, iGate Corp., MPS Group, Inc. and Superior Consulting Holdings Corp. The trend toward offshore outsourcing, internal expansion by foreign and domestic competitors and continuing technological changes will also result in new and different competitors entering the surviving corporation’s markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which the surviving corporation will operate. Additionally, in certain sectors of the surviving corporation’s business, particularly information technology services, there are few barriers to entry and new competitors do and are expected to enter the market. As competitors enter the market to provide services similar to those offered by the surviving corporation, the surviving corporation’s ability to compete effectively will increasingly depend upon the quality and price of its services. The surviving corporation may not be able to compete effectively, in which case competition could have a material adverse effect on the surviving corporation’s business, operating results and financial condition.

The information technology sector is rapidly changing and evolving and failure of the surviving corporation to compete effectively could have a material adverse effect on the surviving corporation’s business, operating results and financial condition.

The information technology services industry is characterized by rapid technological change, shifting client preferences and new product developments. The introduction of competitive information technology solutions embodying new technologies and the emergence of new industry standards may render the surviving corporation’s existing information technology solutions, skills base or underlying technologies obsolete or unmarketable. As a result, the surviving corporation will depend in large part upon its ability to develop new information technology solutions and capabilities that address the increasingly sophisticated needs of its clients and keep pace with new, competitive service and product offerings and emerging industry standards to achieve broad market acceptance. There can be no assurance that: (i) the surviving corporation will be successful in developing and marketing new information technology solutions that respond to technological changes, shifting client requirements or evolving industry standards; (ii) that the surviving corporation will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these new information technology solutions; or (iii) its information technology solutions will adequately meet the requirements of the marketplace and achieve market acceptance. Any failure to respond to technological change or evolving industry standards could have a material adverse effect on the surviving corporation’s business, operating results and financial condition.

If the surviving corporation is unable to manage its growth, its profitability may decline.

The surviving corporation’s profitability will be dependent upon its ability to control its costs and improve its efficiency. The surviving corporation plans to pursue growth. Growth is likely to place significant demands on the surviving corporation’s management as well as on the administrative, operational and financial resources. As the surviving corporation increases the number of its professionals and executes its strategy for growth, it may not be able to manage a significantly larger and/or more diverse workforce, control its costs or improve its efficiency.

Acts of war or terrorism, or related effects could adversely affect the surviving corporation’s business, operating results and financial condition.

An act of war or terrorism could adversely affect the surviving corporation’s business, operating results and financial condition. For example, in the terrorist attacks of September 11, 2001, enherent and Dynax each had customers whose offices were destroyed, which resulted in an interruption in projects and related revenues. Acts of war or terrorism also could result in loss of key employees, which could adversely affect the surviving corporation’s business, operating results and financial condition. Additionally, the related effects of an act of war or terrorism, such as disruptions in air transportation and enhanced security measures may interfere with the surviving corporation’s ability to provide services to its clients. Finally, an act of war or terrorism may result in a significant reduction in client spending or contribute to an economic downturn and adversely affect the surviving corporation’s business, operating results and financial condition.

The surviving corporation’s debt structure may affect the surviving corporation’s business and restrict its operating flexibility.

Immediately following the merger, the surviving corporation will have significant indebtedness. The merger agreement contemplates that prior to or concurrently with the consummation of the merger:

•	Dynax’s senior lender, Ableco Finance LLC, must have agreed to furnish a credit facility (the “Credit Facility”) to the surviving corporation, which will (i) refinance or replace Dynax’s existing $4,000,000 revolving credit facility, $300,000 term loan A (the “Term Loan A”) and $1,700,000 term loan B (the “Term Loan B”) and (ii) provide additional working capital for the surviving corporation. The Credit Facility must be furnished on terms and conditions reasonably satisfactory to Ableco and the boards of directors of both Dynax and enherent and will be secured by a first lien on all tangible and intangible assets of the surviving corporation;

•	In connection with the refinancing or replacement of the Credit Facility as described above, the holders of enherent’s Preferred Holders Notes (as hereafter defined) will be granted liens on all tangible and intangible assets of the surviving corporation, which liens shall be junior in priority to the liens granted to Ableco, except that the proceeds of the collateral securing the obligations of the surviving corporation shall be applied to the Term Loan B and the Preferred Holders Notes on a pari passu basis. Ableco and the holders of the Preferred Holders Notes will enter into an intercreditor agreement, the form and substance of which will be reasonably satisfactory to Ableco and such holders, to, among other things, evidence these lien priorities;

•	enherent must enter into an agreement with the holders of its Series A Preferred Stock (collectively the “Preferred Holders”) whereby (i) the surviving corporation will issue promissory notes in the aggregate amount of $1.6 million, on terms agreed upon by Dynax and enherent, to the Preferred Holders (collectively the “Preferred Holders Notes”); (ii) the Preferred Holders agree to convert each of their shares of Series A Preferred Stock into two shares of enherent common stock and (iii) the Preferred Holders agree to cancel all warrants to purchase common stock of enherent issued to the Preferred Holders in connection with the issuance of the Series A Preferred Stock. The Preferred Holders Notes will be secured as described in the immediately preceding paragraph;

•	Following the merger the surviving corporation will have junior indebtedness in the aggregate principal amount of approximately $457,000 for Dynax junior noteholders. In addition, the surviving corporation will have indebtedness in the aggregate principal amount of approximately $150,000 for an enherent noteholder; and

•	Additionally, following the merger the surviving corporation will have quarterly payment obligations in the amount of $31,250 through March 2008, to Dynax’s former chairman.

The surviving corporation’s debt structure could:

•	Limit cash flow available for general corporate purposes, such as acquisitions, due to the ongoing cash flow requirements for debt service;

•	Limit the surviving corporation’s ability to obtain in the future, or obtain on favorable terms, additional debt financing for working capital or acquisitions;

•	Limit the surviving corporation’s flexibility in reacting to competitive and other changes in its industry and economic conditions generally;

•	Expose the surviving corporation to a risk that a substantial decrease in net operating cash flows due to economic developments or adverse developments in the business could make it difficult to meet debt service requirements;

•	Increase vulnerability to adverse economic and industry conditions; and

•	Expose the surviving corporation to risks inherent in interest rate fluctuations because of the variable interest rate of the Credit Facility, which could result in higher interest expense in the event of increases in interest rates.

The surviving corporation’s ability to repay or to refinance the indebtedness will depend primarily upon its future operating performance, which may be affected by general economic, financial, competitive, regulatory, business and other factors beyond the surviving corporation’s control, including those discussed herein. In addition, there can be no assurance that future borrowings or equity financing will be available for the payment or refinancing of any indebtedness it may have. If the surviving corporation is unable to service its indebtedness or maintain covenant compliance, whether in the ordinary course of business or upon acceleration of such indebtedness, the surviving corporation may be forced to pursue one or more alternative strategies, such as restructuring or refinancing its indebtedness, selling assets, reducing or delaying capital expenditures or seeking additional equity capital. There can be no assurances that any of these strategies could be affected on satisfactory terms, if at all.

Fluctuations in the surviving corporation’s quarterly revenues and operating results may lead to reduced prices for the surviving corporation’s stock.

enherent’s and Dynax’s revenues and operating results are subject to significant variation from quarter to quarter and it is anticipated that the surviving corporation’s revenues and operating results will be subject to significant variation depending on a number of factors, including, but not limited to: (i) the timing and number of client projects commenced (or delayed or terminated by the client) and completed during the quarter, (ii) the number of working days in a quarter and (iii) employee hiring, attrition, vacations and utilization rates. Because a high percentage of the surviving corporation’s expenses, in particular personnel and facilities costs, will be relatively fixed, variations in revenues may cause significant variations in operating results. Additionally, the surviving corporation will periodically incur cost increases due to both the hiring of new employees and strategic investments in its infrastructure in anticipation of future projects and opportunities for revenue growth. Quarterly results are likely to fluctuate, which may cause a material adverse effect on the market price of the surviving corporation’s common stock.

The surviving corporation’s inability to obtain or retain necessary work permits for foreign workers could increase its cost of recruiting and retaining the requisite number of information technology professionals enherent recruits employees from around the world. Some of these employees work in the United States under H-1B, L-1 or TN temporary work permits. As of September 30, 2004, approximately 22% of enherent’s employees were working under such temporary work permits in the United States. Although, to date, enherent has not experienced difficulties in obtaining sufficient H-1B work permits, in the future the surviving corporation may be unable to obtain work permits to bring necessary employees to the United States for any number of reasons including, without limitation, limits set by the Department of Homeland Security or State Department. Continued compliance with existing United States or foreign immigration laws or changes in such laws, making it more difficult to hire foreign nationals or limiting the ability of the surviving corporation to retain work permit employees in the United States could increase the surviving corporation’s cost of recruiting and retaining the requisite number of information technology professionals, which could have a material adverse effect on the surviving corporation’s business, operating results and financial condition.

enherent and Dynax rely on their intellectual property rights, which may not be properly protected or may infringe on the intellectual property rights of others.

In order to protect their proprietary rights in their various intellectual properties, enherent and Dynax each currently relies on copyrights, trade secrets and unpatented proprietary know-how that may be duplicated by others. enherent and Dynax employ various methods, including nondisclosure agreements and other contractual arrangements with employees and suppliers and technical protective measures to protect their respective proprietary know-how. There can be no assurance that the steps taken by enherent and Dynax to protect their proprietary rights will be adequate to deter misappropriation of their intellectual property, or that the surviving corporation will be able to deter unauthorized use and take appropriate steps to enforce its rights. The failure of such protective measures could have a material adverse effect on the surviving corporation’s business, operating results and financial condition.

There can be no assurance that other persons will not independently develop such know-how or obtain access to it, or independently develop technologies that are substantially equivalent or superior to the surviving corporation’s technology. enherent and Dynax presently hold no patents or registered copyrights, but enherent has several registered trademarks for “enherent” and the enherent logo and Dynax has several registered trademarks for “Dynax” and the Dynax logo. Although enherent and Dynax believe that their respective intellectual property rights, including intellectual property rights licensed from third parties do not infringe on the intellectual property rights of others, there can be no assurance that: (i) such a claim will not be asserted against the surviving corporation in the future; (ii) assertion of such claims will not result in litigation or that the surviving corporation would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms; or (iii) any of the surviving corporation’s software could be redesigned on an economical basis or at all, or that any such redesigned software would be competitive with the software of the surviving corporation’s competitors. enherent and Dynax expect that the risk of infringement claims against the surviving corporation will increase if more of the surviving corporation’s competitors are able to successfully obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on the surviving corporation’s business, operating results and financial condition.

Sales of substantial amounts of the surviving corporation common stock in the public market after the proposed merger could materially adversely affect the market price of the surviving corporation common stock.

The surviving corporation expects to issue a significant number of shares of the surviving corporation common stock to Dynax stockholders in the merger. The sale of substantial amounts of the surviving corporation common stock may result in significant fluctuations in the price of the surviving corporation common stock and could cause the surviving corporation’s common stock price to fall. The sale of these shares could also impair the surviving corporation’s ability to raise capital through sales of additional common stock.

Stockholders could experience substantial dilution.

The surviving corporation may issue additional shares of its capital stock to raise additional cash for working capital. If the surviving corporation issues additional shares of its capital stock, stockholders will experience dilution in their respective percentage ownership in the surviving corporation.

The surviving corporation will be subject to “penny stock” regulations which could reduce trading activity and liquidity in the surviving corporation’s common stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. A broker-dealer must also provide the customer with, among other things, bid and offer quotations for the penny stock, the compensation of the broker-dealer, and monthly account statements indicating the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that becomes subject to those penny stock rules. Whenever any of the surviving corporation securities become subject to the penny stock rules, holders of those securities may have difficulty in selling those securities.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include information about possible or assumed future results of our operations or the performance of the surviving corporation after the merger. Also, when we use any of the words “believes,” “expects,” “anticipates” or similar expressions, we are making forward-looking statements. Many possible events or factors could affect our future financial results and performance. This could cause our results or performance to differ materially from those expressed in our forward-looking statements. You should consider these important factors when you vote on the merger. Factors that may cause actual results to differ materially from those contemplated by our forward-looking statements include the following:

•	The surviving corporation’s operating costs after the merger may be greater than expected, and its cost savings from the merger may be less than expected, or it may be unable to obtain those cost savings as soon as expected;

•	The constituent companies may be unable to integrate successfully;

•	Key personnel could resign before or after the merger, and a greater amount of resources may be required to attract, retain and motivate them; and

•	General economic or business conditions, including acquisition and growth opportunities, may be worse than expected;

We have based our forward-looking statements on our current expectations about future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee you that these expectations actually will be achieved. We are under no duty to update any of the forward-looking statements after the date of this joint proxy statement/prospectus to conform those statements to actual results. In evaluating these statements, you should consider various factors, including the risks outlined in the section entitled “RISK FACTORS” beginning on page     .

THE SPECIAL MEETINGS

Dynax. With respect to Dynax stockholders, this document constitutes a proxy statement of Dynax and a prospectus of enherent and is being mailed by Dynax and enherent to Dynax stockholders of record on or about                     , 2005, together with the notice of the special meeting of stockholders of Dynax and a proxy solicited by Dynax’s board of directors for use at the special meeting and at any adjournments or postponements of the meeting.

enherent. With respect to enherent stockholders, this document constitutes a proxy statement of enherent and is being mailed by enherent to enherent stockholders of record on or about                     , 2005, together with the notice of the special meeting of stockholders of enherent and a proxy solicited by enherent’s board of directors for use at the special meeting and at any adjournments or postponements of the meeting.

Meeting Dates, Time, Places and Record Dates

Dynax. The Dynax special meeting will be held at                      located at                     ,                     , at                     .m., local time, on                     , 2005. Only Dynax stockholders of record at the close of business on                     , 2005 will be entitled to receive notice of and to vote at the special meeting. As of the record date, there were                      shares of Dynax common stock outstanding and entitled to vote, with each such share entitled to one vote.

enherent. The enherent special meeting will be held at                      located at                     ,                      at                      .m., local time, on                     , 2005. Only enherent stockholders of record at the close of business on                     , 2005 will be entitled to receive notice of and to vote at the special meeting. As of the record date, there were                      and                      shares of enherent common and Series A Preferred Stock, respectively, outstanding and entitled to vote, with each such share entitled to one vote.

Matters to be Considered

Dynax. At the Dynax special meeting, Dynax stockholders will be asked to approve the Agreement and Plan of Merger, dated as of October 12, 2004, by and between Dynax and enherent. A copy of the merger agreement is attached hereto as Appendix A. Under the merger agreement, Dynax will merge with and into enherent and each outstanding share of Dynax common stock will be converted into the right to receive 3.8359 shares of enherent common stock. Dynax stockholders may also be asked to consider any other business that properly comes before the special meeting. Finally, Dynax stockholders may be asked to vote on a proposal to adjourn or postpone the special meeting, which could be used to allow more time for soliciting additional votes to approve the merger agreement. Each copy of this proxy statement/prospectus mailed to Dynax stockholders is accompanied by a proxy card for use at the special meeting.

enherent. At the enherent special meeting, enherent stockholders will be asked to consider and vote on the following proposals:

(1) To consider and vote upon a proposal to approve the merger agreement; and

(2) To consider and vote upon a proposal to approve and adopt an amendment to enherent’s certificate of incorporation to increase the total number of authorized shares of enherent voting common stock from 50,000,000 to 100,000,000.

Proposal 1—Approval of the merger agreement.

enherent and Dynax entered into an Agreement and Plan of Merger on October 12, 2004 pursuant to which Dynax will merge with and into enherent. For a detailed summary of the merger agreement, please see the section of this document entitled “TERMS OF THE MERGER” beginning on page     .

Proposal 2—Approval of the amendment to the certificate of incorporation of enherent.

enherent’s certificate of incorporation provides that the total number of shares of enherent voting common stock which enherent shall have the authority to issue is 50,000,000 shares of voting common stock, par value $0.001 per share. enherent’s board of directors adopted a resolution recommending that the stockholders adopt an amendment to Article Fourth of the amended and restated certificate of incorporation of enherent in order to increase the authorized number of shares of enherent voting common stock from 50,000,000 to 100,000,000. A copy of the proposed amendment to the certificate of incorporation is attached as Appendix D to this joint proxy statement/prospectus.

To complete the merger, enherent stockholders must approve the amendment to enherent’s certificate of incorporation to increase the number of shares enherent is authorized to issue from 50,000,000 to 100,000,000. enherent’s board of directors believes that the increased number of authorized shares of enherent voting common stock contemplated by the proposed amendment is desirable in order that the merger be consummated and that additional shares be available for issuance from time to time, without further action or authorization by the stockholders (except as required by law), if needed for such corporate purposes as may be determined by the board of directors. Such corporate purposes might include the acquisition of other businesses in exchange for shares of enherent’s stock; facilitating broader ownership of enherent’s stock by affecting stock splits or issuing a stock dividend; flexibility for possible future financings; and attracting and retaining valuable employees and directors by the issuance of additional stock options or awards. The board of directors considers the authorization of additional shares advisable to ensure prompt availability of shares for issuance should the occasion arise.

enherent stockholders may also be asked to consider any other business that properly comes before the special meeting. Finally, enherent stockholders may be asked to vote on a proposal to adjourn or postpone the special meeting, which could be used to allow more time for soliciting additional votes to approve the merger agreement. Each copy of this joint proxy statement/prospectus mailed to enherent stockholders is accompanied by a proxy card for use at the special meeting.

Vote Required

Dynax. Under Delaware law, approval of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of Dynax common stock entitled to vote thereon. No stockholder of Dynax has entered into a voting agreement or otherwise agreed to vote in favor of the merger. On the record date, there were approximately                      outstanding shares of Dynax common stock, each of which is entitled to one vote at the special meeting. On that date, the directors and executive officers of Dynax beneficially owned a total of approximately     % of the outstanding shares of Dynax common stock. As of the date of this joint proxy statement/prospectus, neither enherent nor any of its affiliates owned any outstanding shares of Dynax common stock. The presence, in person or by proxy, of shares of Dynax common stock representing a majority of Dynax’s outstanding shares entitled to vote at the special meeting is necessary in order for there to be a quorum at the special meeting. A quorum must be present in order for the vote on the merger agreement to occur.

enherent. Approval of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of enherent’s common and Series A Preferred Stock, entitled to vote thereon, voting together as a single class. The approval of the amendment to the amended and restated certificate of incorporation increasing the total number of authorized shares of enherent’s voting common stock from 50,000,000 to 100,000,000 requires the affirmative vote of at least (i) a majority of the outstanding shares of enherent’s common stock and the Series A Preferred Stock, entitled to vote thereon, voting together as a single class and (ii) 70 percent of the outstanding shares of Series A Preferred Stock, entitled to vote thereon, voting as a separate class. No stockholder of enherent has entered into a voting agreement or otherwise agreed to vote in favor of the merger or the amendment to the certificate of incorporation. On the record date, there were approximately                      outstanding shares of enherent common stock and                      shares of Series A Preferred Stock, each of which is entitled to one vote at the special meeting. On that date, the directors and officers of enherent beneficially owned a total of approximately             % and             % of the outstanding shares of enherent common stock and Series A Preferred Stock, respectively. As of the date of this joint proxy statement/prospectus, neither Dynax nor any of its affiliates owned any shares of enherent common stock or Series A Preferred Stock. The presence, in person or by proxy, of shares of enherent common stock and Series A Preferred Stock representing a majority of enherent’s outstanding shares entitled to vote at the special meeting is necessary in order for there to be a quorum at the special meeting. A quorum must be present in order for the vote on the merger agreement and the amendment to the certificate of incorporation to occur.

Voting of Proxies

Dynax. Shares of common stock represented by properly executed proxies received at or prior to the Dynax special meeting will be voted at the special meeting in the manner specified by the holders of such shares. Properly executed proxies which do not contain voting instructions will be voted “FOR” approval of the merger agreement, and as determined by a majority of the persons appointed as proxies, as to any other matter that may come before the special meeting, including, among other things, a motion to adjourn or postpone the special meeting to another time for the purpose of soliciting additional proxies or otherwise. However, no proxy with instructions to vote against the merger agreement will be voted in favor of any adjournment or postponement of the special meeting. Any stockholder present in person or by proxy at the special meeting who abstains from voting will be counted for purposes of determining whether a quorum exists.

Because approval of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of common stock of Dynax entitled to vote thereon, abstentions will have the same effect as negative votes. Accordingly, Dynax’s board of directors urges its stockholders to complete, date, and sign the accompanying proxy card and return it promptly in the enclosed, postage-paid envelope.

If any other matters are properly presented at the special meeting, the person or persons named in the proxy card enclosed with this joint proxy statement/prospectus and acting thereunder will have discretion to vote on such matters in accordance with their best judgment, unless the proxy indicates otherwise. Dynax has no knowledge of any matters to be presented at the special meeting, other than the matters described in this joint proxy statement/prospectus.

enherent. Shares of enherent common and Series A Preferred Stock represented by properly executed proxies received at or prior to the enherent special meeting will be voted at the special meeting in the manner specified by the holders of such shares. If no instructions are indicated on a returned and duly executed proxy, the shares represented by the proxy will be voted “FOR” Proposal 1—approval of the merger agreement and Proposal 2—approval of the amendment to the certificate of incorporation of enherent, and in accordance with the judgment of the persons named in the proxy as to such other matters as may properly come before the special meeting. However, no proxy with instructions to vote against the merger agreement or the amendment will be voted in favor of any adjournment or postponement of the special meeting. Any stockholder present in person or by proxy (including broker non-votes, which generally occur when a broker who holds shares in street name for a customer does not have the authority to vote on certain non-routine matters because its customer has not provided any voting instructions with respect to the matter) at the special meeting who abstains from voting will be counted for purposes of determining whether a quorum exists.

Because Proposal 1—approval of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of common and Series A Preferred Stock of enherent, entitled to vote thereon, voting together as a single class, abstentions and broker non-votes will have the same effect as negative votes. In addition, abstentions and broker non-votes will have the same effect as negative votes to Proposal 2—approval of the amendment to the certificate of incorporation of enherent. Accordingly, enherent’s board of directors urges its stockholders to complete, date, and sign the accompanying proxy card and return it promptly in the enclosed, postage-paid envelope.

If any other matters are properly presented at the special meeting, the person or persons named in the proxy card enclosed with this joint proxy statement/prospectus and acting thereunder will have discretion to vote on such matters in accordance with their best judgment, unless the proxy indicates otherwise. enherent has no knowledge of any matters to be presented at the special meeting, other than the matters described in this joint proxy statement/prospectus.

Revocability of Proxies

Dynax. The grant of a proxy on the enclosed proxy card does not preclude you from voting in person or otherwise revoking a proxy. You may revoke a proxy at any time prior to its exercise by delivering to the Secretary of Dynax either a duly executed revocation or a proxy bearing a later date. In addition, you may revoke a proxy prior to its exercise by voting in person at the special meeting. All written notices of revocation and other communications with respect to the revocation of Dynax proxies should be addressed to Dynax Solutions, Inc., 192 Lexington Avenue New York, NY 10016, Attention: Secretary. Attendance at the special meeting will not in and of itself constitute revocation of a proxy.

enherent. The grant of a proxy on the enclosed proxy card does not preclude you from voting in person or otherwise revoking a proxy. You may revoke a proxy at any time prior to its exercise by delivering to the Secretary of enherent either a duly executed revocation or a proxy bearing a later date. In addition, you may revoke a proxy prior to its exercise by voting in person at the special meeting. All written notices of revocation and other communications with respect to the revocation of enherent proxies should be addressed to enherent Corp., 80 Lamberton Road Windsor, CT 06095, Attention: Secretary. Attendance at the special meeting will not in and of itself constitute revocation of a proxy.

Solicitation of Proxies

Dynax. Dynax will pay all of the costs of soliciting proxies in connection with its special meeting, except that enherent will pay all of the printing costs incurred in connection with printing this joint proxy statement/prospectus. Solicitation of proxies may be made in person or by mail, telephone, facsimile, or other form of communication by directors, officers, and employees of Dynax who will not be specially compensated for such solicitation. Nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners.

enherent. enherent will pay all of the costs of soliciting proxies in connection with its special meeting and all of the costs of filing and printing the registration statement and this joint proxy statement/prospectus. The cost of soliciting proxies from enherent stockholders will be borne by enherent. In addition to solicitation by mail, employees of enherent, without extra remuneration, may solicit proxies in person or by telephone. Mellon Investor Services, LLC has been retained by enherent to facilitate the company’s solicitation of the proxies. Services to be rendered by Mellon include the mailing of the proxies and tallying of the votes. However, Mellon will not be soliciting any proxies for enherent. For its services, Mellon will receive a fee of $6,350 plus reimbursement of expenses. enherent may also reimburse brokerage firms, nominees, custodians and fiduciaries for their out-of-pocket expenses for forwarding proxy materials to beneficial owners and seeking instruction with respect thereto.

No person is authorized to give any information or to make any representation not contained in this joint proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by Dynax, enherent or any other person. The delivery of this joint proxy statement/prospectus does not, under any circumstances, create any implication that there has been no change in the business or affairs of Dynax or enherent since the date of the joint proxy statement/prospectus.

Recommendation of the Boards of Directors

Dynax. Dynax’s board of directors unanimously believes that the merger is in the best interests of Dynax and its stockholders and recommends that Dynax stockholders vote “FOR” the approval of the merger agreement.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, Dynax’s board of directors, among other things, consulted with its legal advisors regarding the legal terms of the merger agreement. For a discussion of the factors considered by Dynax’s board of directors in reaching its conclusion, see “BACKGROUND OF AND REASONS FOR THE MERGER—Dynax and enherent’s Reasons for the Merger.”

Dynax stockholders should note that Dynax’s directors have certain interests in, and may derive benefits as a result of, the merger that are in addition to their interests as stockholders of Dynax. See “TERMS OF THE MERGER—Interests of Employees and Directors of enherent and Dynax in the Merger.”

enherent. enherent’s board of directors has unanimously approved the merger agreement, the transactions contemplated in the merger agreement and the amendment to the amended and restated certificate of incorporation of enherent increasing the number of authorized shares of enherent voting common stock to 100,000,000, believes that the merger and the amendment are in the best interests of enherent and its stockholders, and recommends that enherent stockholders vote “FOR” Proposal 1—approval of the merger agreement and “FOR” Proposal 2—approval of the amendment to the certificate of incorporation of enherent.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, enherent’s board of directors, among other things, consulted with its legal advisors regarding the legal terms of the merger agreement. For a discussion of the factors considered by enherent’s board of directors in reaching its conclusion, see “BACKGROUND OF AND REASONS FOR THE MERGER—Dynax and enherent’s Reasons for the Merger.”

enherent stockholders should note that enherent’s directors have certain interests in, and may derive benefits as a result of, the merger that are in addition to their interests as stockholders of enherent. See “TERMS OF THE MERGER—Interests of Employees and Directors of enherent and Dynax in the Merger.”

Auditor Information

Dynax. A representative of Cornick, Garber & Sandler, LLP, Dynax’s independent registered public accounting firm, is expected to be present at the Dynax special meeting and will have the opportunity to make a statement, if he or she desires, and respond to appropriate questions.

enherent. A representative of Ernst & Young LLP, enherent’s independent registered public accounting firm, is expected to be present at the enherent special meeting and will have the opportunity to make a statement, if he or she desires, and respond to appropriate questions.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

During the February/March 2003, time frame the Dynax Board of Directors began a search for a merger/acquisition partner. Dynax was seeking an information technology partner in a similar line of business, with the majority of its business in the New York, New Jersey, and Connecticut areas. Additional characteristics included opportunities to leverage fixed costs across a larger revenue base and to reduce costs for redundant functions. A Dynax director was familiar with enherent and recommended that discussion be initiated between Dynax and enherent by contacting Douglas Mellinger, an enherent director. After the meeting, Mr. Mellinger and the Dynax representative decided that a combination of the two companies would not be beneficial at that time. In November 2003, following a significant restructuring of Dynax’s balance sheet, a representative on behalf of Dynax contacted Robert Forlenza, a director of enherent, to see if there was any interest in reopening discussions between the two companies. Mr. Forlenza subsequently recommended that Douglas Catalano, CEO of enherent, follow up with Dynax.

On December 17, 2003, Mr. Catalano sent an email to Pamela Fredette, the CEO of Dynax, to introduce himself and ask for a phone conference to discuss reopening discussions. Mr. Catalano confirmed the desire on the part of enherent’s board to find a merger/acquisition partner. On December 22, 2003, Mr. Catalano and Ms. Fredette had a telephone conversation to confirm their respective company’s merger/acquisition objectives and discuss whether the combination of the two companies may make sense. The two agreed to talk again after the first of year.

On February 11, 2004, Mr. Catalano and Ms. Fredette had a telephone conversation to discuss the respective company financials, client portfolios, personnel and potential synergies, etc. of the two companies.

On February 24, 2004, Mr. Catalano, Ms. Fredette and James Liggett, a financial consultant to Dynax, met in person at Dynax’s offices in New York. The three reviewed the financial statements of both companies in detail and discussed each company’s business offerings and client base. Potential cost savings and business growth opportunities were identified that could result from combining the companies.

On March 3, 2004, Ms. Fredette discussed potential merger and acquisitions opportunities in some detail at the Dynax board meeting. These potential opportunities included enherent and two other firms. The Dynax board of directors authorized management to continue discussions with enherent.

On March 10, 2004, Mr. Catalano, Ms. Fredette and Mr. Liggett had a conference call to begin building a pro-forma draft of combined financials of enherent and Dynax in order to determine the financial viability of a potential merger/acquisition.

On March 18, 2004, Mr. Catalano met with Mr. Forlenza to discuss the pro-forma financial statements related to a potential combination with Dynax.

During the period beginning in late January and continuing through April 2004, Mr. Catalano initiated discussions with two firms other than Dynax to discuss possible combinations with enherent. Mr. Catalano had many meetings, phone calls, and conference calls with the other two firms over the next four months. Preliminary due diligence for each firm was performed and valuation criteria and initial financial offers were created. Mr. Catalano also had multiple phone calls with other enherent board members to discuss the various merger/acquisition combinations.

On April 19, 2004, Mr. Catalano met with Mr. Forlenza and Jon Danielson of Tudor Investment Corporation (“Tudor”), a major stockholder of enherent, to engage some “thinking partners” in constructing the financial details of the potential deals and to develop a methodology to evaluate and compare the merger/acquisition opportunities.

In early May 2004, Ms. Fredette canvassed the Dynax board of directors and reviewed the financial model and rationale for the merger/acquisition with enherent. The Dynax board of directors authorized the execution of a preliminary letter of intent outlining key elements of the potential deal.

On May 6, 2004, Mr. Catalano discussed the current merger and acquisition opportunities at the enherent board meeting. Each of the companies under consideration were discussed in detail regarding their offerings, financial metrics, management teams, partnerships, pro-forma financial models and other key factors.

On May 11, 2004, Mr. Catalano met with the entire senior management team of Dynax to complete a first level of due diligence. Mr. Catalano assessed the management team and reviewed the sales model, sales pipeline and client base.

On May 14, 2004, a preliminary merger term sheet was signed by enherent and Dynax.

On May 20, 2004, Ms. Fredette discussed the potential merger opportunity with enherent in detail at the Dynax board meeting. A review of the pro-forma financial model was presented to the board and potential synergies from combining the two companies was confirmed. The Dynax board of directors authorized management to continue discussions with enherent.

On May 21, 2004, Mr. Catalano had a conference call with Mr. Forlenza to discuss valuation comparison methodologies.

Throughout May 2004, Ms. Fredette had conversations with members of Dynax’s board of directors to update them of ongoing discussions with enherent and to seek their views regarding the open items related to the potential merger/acquisition.

On June 1, 2004, Mr. Catalano met with Mr. Danielson and Michael Farrell of Tudor to review a draft of a valuation comparison between Dynax and two other firms.

On June 7, 2004, Mr. Catalano met with Mr. Forlenza, Mr. Danielson and Mr. Farrell to review each potential transaction and discuss a comparison of those transactions.

On June 11, 2004, Mr. Catalano, Ms. Fredette, Mr. Liggett and representatives from Tudor had a conference call to discuss details of the deal structure and the debt restructuring and liquidity of the surviving corporation. A conversation was held regarding a form of the transaction structure.

On June 14, 2004, Dynax engaged Dresner Investment Services, Inc., to provide certain financial advisory services including advice on the negotiating and structuring of the potential transactions with enherent and to prepare a written valuation of Dynax. Dynax consulted with Dresner throughout the due diligence and negotiation process.

On June 22, 2004, an in-person meeting occurred between Mr. Catalano and Ms. Fredette in New York to discuss specifics of the deal structure, management structure, board structure, financing, timing, and open issues.

On June 28, 2004, Ms. Fredette met with Dynax’s lender, Ableco Finance, LLC, to review the contemplated transaction structure and to discuss the potential financing for the surviving corporation. Ms. Fredette received a verbal commitment from Ableco to finance the potential surviving corporation based on the pro-forma financial model.

On June 30, 2004, a conference call was held among representatives of Dynax, enherent, Tudor and Dresner Investments regarding the structure of debt and the liquidity of the surviving corporation. An agreement was reached regarding the capital structure of the combined companies. It was additionally agreed that Dynax would develop a term sheet.

Throughout June 2004, Ms. Fredette had a series of conversations with members of Dynax’s board of directors to update them on the progress of the potential transaction, review open issues and to seek their views regarding the ongoing discussions with enherent.

In the beginning of July 2004, Dynax circulated a term sheet for the debt that would be carried on the balance sheet for the surviving corporation, which was subsequently reviewed by Tudor and Ableco Finance, LLC.

On July 8, 2004, the Dynax board of directors had a telephonic meeting to review the foregoing term sheet and discuss the status of the enherent opportunity. The board gave Ms. Fredette authorization to proceed with the negotiation and execution of the letter of intent with enherent.

On July 13 and 14, 2004, Mr. Catalano had conference calls with each enherent board member to discuss details of the potential transaction including the term sheet, financial analysis, synergies, and the pro-forma financials.

On July 15, 2004, Mr. Catalano met with representatives of Dynax to review the enherent and Dynax sales team, sales model, processes, and organization for the surviving corporation.

On July 16, 2004, the enherent board of directors had a conference call to discuss the three potential business combinations, along with a full analysis, and the board subsequently recommended to proceed with Dynax. The board gave Mr. Catalano authorization to proceed with the letter of intent with Dynax.

During June and July, 2004, in a series of discussions, Mr. Catalano and Ms. Fredette decided to recommend to each of their company’s boards of directors that the potential transaction should be a merger of equals with enherent being the surviving corporation. This decision was based on a complete analysis of the business and financial factors each company would contribute to the surviving corporation. These factors included but were not limited to: revenues, debt, cash, working capital, margins, management teams, service offerings, clients, and strategic partnerships. A significant factor in the decision was that enherent was a public entity that would afford Dynax stockholders liquidity in the public market.

In addition, in a series of discussions occurring during June and July, 2004, Ms. Fredette, Mr. Catalano and the respective boards of directors of each company, made certain decisions regarding the business model, management team, and board of directors for the surviving corporation. As part of these discussions, the following factors were considered in making those decisions:

•	Dynax’s business model includes a combination of staffing business and higher margin solutions related to integration services, network and security services and application services while enherent’s business is comprised of strictly staffing. A consensus was reached that the surviving corporation would be able to build on Dynax’s business model by trying to expand the solutions business into enherent’s geographic territories;

•	Dynax’s business partnership with IBM would support the business model for the surviving corporation and can be leveraged into enherent’s current customer base and geographic territories; and

•	Dynax’s chief executive officer and senior management team have significant experience deploying the business model of the surviving corporation with its emphasis on the higher margin solutions services and have been working together for the past few years.

These factors led the boards of directors of each of enherent and Dynax to conclude that Dynax’s chief executive officer and senior management team would lead the surviving corporation and that the board of directors of the surviving corporation would initially be comprised of two directors from each company and the chief executive officer. These decisions contributed to management of both companies and their financial advisors recommending that Dynax be deemed to be the acquirer for accounting purposes.

On July 20, 2004, a letter of intent was signed by Dynax and enherent. At this time the companies began the analysis of the impact of the potential transaction on the ability of the surviving corporation to use the NOL’s of each of enherent and Dynax and started to plan due diligence. Both firms planned to engage tax advisors to assist with this analysis.

On July 29, 2004, enherent engaged tax advisors to analyze the impact of the proposed transaction on the surviving corporation’s ability to use the NOL’s and advise about the structure of the deal. The tax advisor requested and was provided with information from both enherent and Dynax to support the analysis.

On August 4, 2004, the companies started to exchange extensive due diligence information. Subsequently, several supplemental requests were exchanged between the parties. The due diligence process also included numerous meetings and telephone conversations regarding such information. enherent’s management and a representative of enherent’s auditor read the 2003 audit work papers prepared by the auditors of Dynax.

On August 9, 2004, Dynax engaged tax advisors to analyze the NOL impact of the proposed transaction and advise about the structure of the proposed transaction. The Dynax tax advisors and enherent tax advisors exchanged information.

On August 24 and 25, 2004, enherent conducted on-site due diligence at Dynax’s offices in New York. The enherent team conducted an onsite review of certain personnel, legal and corporate documents. Discussions were held with Dynax management to assist enherent in understanding and confirming the due diligence materials.

On August 26, 2004, the first draft of a definitive merger agreement was circulated to both companies. Both companies engaged the services of their outside counsel and auditors to support this process.

On August 31 and September 1, 2004, Dynax conducted on-site due diligence at enherent’s offices in Windsor, Connecticut. The Dynax team inspected specific contracts, financial statements and corporate documents onsite. In addition, meetings were held with some of the key enherent sales executives. Throughout August 2004, Ms. Fredette held a series of conversations with the members of Dynax’s board of directors to apprise them of events and to seek their views regarding the ongoing discussions with enherent. Ms. Fredette provided the board with summary documents related to the transaction status.

On September 7 and 8, 2004, Mr. Catalano met with each member of the enherent board of directors individually to discuss the proposed merger in detail, including the outstanding issues, revised pro-forma, management, board makeup and other relevant topics. On September 10, 2004, enherent met with Covington Associates LLC to discuss its business, the specifics of the merger and the possibility of retaining Covington Associates to provide a fairness opinion.

On September 13, 2004, the Dynax board of directors met and discussed in detail the potential merger with enherent. Members of the due diligence team reported on status and identified open issues and timeframes for resolution. The Dynax board authorized management to continue discussions with enherent.

On September 14, 2004, enherent’s board of directors met to further discuss the proposed transaction. The board authorized the engagement of Covington Associates to prepare a fairness opinion with respect to the fairness of the conversion ratio from a financial point of view. They also appointed a special committee of the board of directors comprised of disinterested directors. The enherent board considered that Douglas Mellinger, due to his large equity position in enherent, and Robert Forlenza, due to his employment with Tudor, may be perceived as having significant financial interest in respect of the merger, thus the board of directors felt it would be in the best interest of the stockholders of enherent to appoint a special committee. Irwin Sitkin and Douglas Catalano were appointed to the special committee. The special committee was given the right to exercise all of the authority of the board to fully evaluate or make any proposal in respect of the merger, to negotiate and approve the terms, to authorize enherent to enter into an agreement, and to take all other lawful action that in its judgement may be necessary or appropriate in order to fully evaluate and effect the merger. Ultimately, the special committee approved the terms of the merger and recommended that the entire enherent board approve the terms of the merger, which it did.

On September 16, 2004, Dynax met with Covington Associates to discuss the Dynax business.

In September 2004, Ableco Finance, LLC conducted financial due diligence on enherent in order to move toward finalizing the financing of the surviving corporation. A formal audit report was produced and presented to Ableco management for review. Ableco confirmed that the due diligence was acceptable to provide the financing.

Throughout September 2004, Ms. Fredette had a series of conversations with members of Dynax’s board of directors to update them of events and to continue to provide status on open issues and seek their views regarding the ongoing discussions with enherent.

During September and early October, several conversations and meetings were held by the special committee of the enherent board to discuss the merger, the outstanding issues, the fairness opinion and other related topics.

On October 5, 2004, Covington Associates presented its preliminary analysis of the proposed transaction and a draft of the fairness opinion the enherent board of directors.

On October 6, 2004, the Dynax board of directors met to discuss the valuation report prepared by Dresner and the precise terms of the merger agreement. Dresner presented the valuation to the board. A full discussion of the valuation ensued. At the meeting, the Dynax board authorized Ms. Fredette to execute the merger agreement.

On October 11, 2004, the special committee of enherent met separately with Covington Associates, discussed with Covington Associates the terms of the merger and the Covington Associates fairness opinion and approved a resolution to approve the merger.

At its November 4, 2004 meeting the entire enherent board ratified the special committee’s approval of the merger.

Dynax’s and enherent’s Reasons for the Merger

Dynax’s and enherent’s boards of directors believe that the merger is fair to, and in the best interest of its respective companies and stockholders. In reaching its decision to approve the merger agreement, each of Dynax’s and enherent’s boards of directors consulted with its respective management, as well as with its respective financial and legal advisors and considered a variety of material factors (both positive and negative).

One factor considered by each board of directors was the conclusion of management and the board of directors of each of enherent and Dynax that the surviving corporation would be stronger from an operating perspective than either enherent or Dynax on a stand alone basis. Factors that each board considered in reaching this conclusion include the following:

•	An analysis of each of Dynax’s and enherent’s business, operations, financial condition, earnings and prospects, including information obtained in the due diligence process;

•	An analysis of Dynax’s existing debt, Dynax’s relationship with its senior lender and the anticipated debt structure and capitalization of the surviving corporation;

•	An analysis of enherent’s existing capitalization, including the terms of its outstanding preferred stock, and the anticipated debt structure and capitalization of the surviving corporation;

•	The complementary nature of Dynax’s and enherent’s respective businesses, management and employee cultures and skill sets and the similarity of the visions, values, cultures and operating styles of the respective board and management teams of Dynax and enherent, which led the boards of Dynax and enherent to believe that successful integration of the businesses of Dynax and enherent is feasible;

•	The belief that the risks associated with the concentration of enherent’s business in five key accounts will be reduced in the surviving corporation by virtue of the more diverse customer base of the surviving corporation;

•	The belief that the risks associated with enherent’s dependency on H-1b Visas for billable consultants will be reduced in the surviving corporation by virtue of the more diverse employee base of the surviving corporation;

•	The expectation that the surviving corporation will achieve a greater increase in critical mass and visibility than either enherent or Dynax is capable of achieving on an independent basis;

•	The expectation that the surviving corporation will achieve improvements to its profitability by reducing redundant operating expenses incurred by both Dynax and enherent;

•	The anticipated ability of the surviving corporation to facilitate an increase in leverage from strategic business relationships greater than either enherent or Dynax is capable of achieving on an independent basis;

•	The expectation that the surviving corporation will be able to create a movement of business toward a higher margin mix of staffing and solutions services;

•	The anticipated ability of the surviving corporation to cross-sell staffing and solutions services to a larger collective customer base than either enherent or Dynax is capable of achieving on an independent basis; and

•	The expectation that the surviving corporation will be able to increase its geographic reach to a broader area than either enherent or Dynax is capable of reaching on an independent basis.

The boards of each of enherent and Dynax also considered the risks associated with integrating the combined companies, particularly the risks of loss of key employees and customers. To address the risks that the surviving corporation will not effectively integrate the businesses of enherent and Dynax, the companies have undertaken a comprehensive communications plan with employees, customers, and vendors intended to minimize risks associated with the post-merger integration. In addition, plans are being jointly developed by enherent and Dynax to insure a smooth operational and financial transition. The companies have already begun working together on sales and recruiting opportunities as well as joint account and financial planning.

The boards of both enherent and Dynax considered the following factors related to the terms, structure and impact of the proposed merger:

•	The fairness opinion of Covington Associates with respect to the conversion ratio from a financial point of view and the analysis provided by Covington Associates with respect to that fairness opinion;

•	The report prepared by Dresner with respect to the valuation of Dynax;

•	The tax free nature of the merger for stockholders receiving stock in the transaction;

•	The impact of the merger on the ability of the surviving corporation to use NOL’s;

•	The enhanced liquidity that publicly traded securities and a broader stockholder base could provide for Dynax stockholders after the merger;

•	The composition of the board of directors and senior management of the surviving corporation;

•	Alternative transactions considered by each company;

•	The likelihood that the merger will be completed; and

•	The anticipated transaction costs to be incurred in connection with the merger.

In view of the wide variety of factors considered by each of the enherent board of directors and the Dynax board of directors in connection with the evaluation of the merger and the complexity of these matters, neither board found it practical to quantify, rank or otherwise assign relative weights to the foregoing factors, and neither board attempted to do so. Rather, each board made its recommendation based on the totality of the information presented to it and the investigation conducted by it. Each board considered all of these factors and determined that these factors, as a whole, supported its decision to approve the merger.

Fairness Opinion of enherent’s Financial Advisor

On or about September 14, 2004, enherent retained Covington Associates LLC to render its opinion as to the fairness, from a financial point of view, of the conversion ratio to the stockholders of enherent. The conversion ratio was determined by enherent and Dynax and presented to Covington Associates in order for Covington Associates to opine as to its fairness, from a financial point of view. On October 11, 2004, Covington Associates delivered to enherent a written opinion to the effect that, as of that date and based upon and subject to the matters described in the opinion, the conversion ratio was fair, from a financial point of view, to the stockholders of enherent. The full text of Covington Associates’ opinion, dated October 11, 2004, which describes the assumptions made, general procedures followed, matters considered and limitations on the scope of review conducted by Covington Associates in rendering its opinion, is attached as Appendix C to this joint proxy statement/prospectus and is incorporated in this document by reference. Covington Associates’ opinion is directed only to the fairness, as of the date of the opinion and from a financial point of view, of the conversion ratio to the stockholders of enherent and does not constitute a recommendation to you as to how you should vote with respect to the merger agreement.

In arriving at its opinion, Covington Associates has reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	certain business and business information relating to enherent and Dynax;

•	certain information, including financial forecasts, relations to the business, earnings, cash flow, assets, liabilities and prospects of enherent and Dynax furnished to Covington Associates by each company, respectively;

•	discussions Covington Associates conducted with senior management of enherent and Dynax concerning the matters described above;

•	the historical market prices and valuation multiples of enherent common stock and compared them from a financial point of view with those of certain publicly traded companies that Covington Associates deemed relevant;

•	results of operations of enherent and Dynax and compared them with those of certain publicly traded companies that Covington Associates deemed relevant;

•	certain financial terms of the Merger with the financial terms of certain other transactions that Covington Associates deemed relevant;

•	a draft of the Agreement dated September 30, 2004;

•	publicly available information concerning enherent which Covington Associates believed to be relevant (including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, press releases, etc. of enherent);

•	such other analyses and factors as Covington Associates deemed appropriate.

In conducting its review and arriving at its opinion, Covington Associates assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by Covington Associates for the purposes of the opinion. Covington Associates assumed that the final form of the merger agreement and related agreements would be substantially similar to the last drafts reviewed by Covington

Associates. With respect to the financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Covington Associates assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of enherent. Covington Associates did not make any independent valuation or appraisal of the assets or liabilities of enherent nor was Covington Associates furnished with any such appraisals.

As is customary in the rendering of fairness opinions, Covington Associates based its opinion on financial, economic, market and other conditions as in effect on, and the information made available to Covington Associates as of October 11, 2004. It was understood that, although subsequent developments may affect Covington Associates’ opinion, Covington Associates does not have any obligation to update, revise or reaffirm its opinion. The opinion of Covington Associates expressed in its opinion letter was provided for the information of the enherent board of directors. Covington Associates expressed no opinion or recommendation as to how the stockholders of enherent should vote with respect to the merger.

In accordance with customary investment banking practice, Covington Associates employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that Covington Associates utilized in providing its opinion. We have presented some of the summaries of financial analyses in tabular format. In order to understand the financial analyses used by Covington Associates more fully, you should read the tables together with the related text. The tables alone do not constitute a complete description of the financial analyses utilized by Covington Associates.

Analysis of Selected Comparable Publicly Traded Companies. Using publicly available and other information, Covington Associates compared selected historical and projected operating and financial data of enherent with similar data for selected publicly traded companies engaged in businesses that Covington Associates judged to be comparative to those of enherent. The purpose of this analysis was to provide information regarding the fairness from a financial point of view of the conversion ratio based upon a comparison of specific financial information of enherent with selected comparative public companies. These companies were:

•	Analysts International Corporation.;

•	CIBER, Inc.;

•	Computer Horizons Corp.;

•	Computer Task Group, Inc.;

•	DAOU Systems, Inc.;

•	iGATE Corporation;

•	MPS Group, Inc.; and

•	Superior Consultant Holdings Corporation

Covington Associates selected these companies because they engage in businesses comparable to those of enherent, among other reasons. For each selected publicly traded company, Covington Associates measured publicly available financial performance through the latest available twelve months (LTM), and if available, financial projections for the calendar years ended December 31, 2004 and December 31, 2005 from the most recent publicly available equity research. Covington Associates calculated the multiples of enterprise value (which Covington Associates defined as diluted equity market value plus total debt, less cash and cash equivalents) to each of earnings before interest, taxes, depreciation and amortization (EBITDA) for the latest 12 months ending June 30, 2004, EBITDA for 2004 and projected EBITDA for 2005; revenues for the latest 12 months ending June 30, 2004, revenues for 2004 and projected revenues for 2005, yielding the ranges as set forth below.

	LTM Revenues	2004E Revenues	2005E Revenues
High	0.81x	0.72x	0.64x
Median	0.35x	0.64x	0.57x
Low	0.21x	0.32x	0.31x

	LTM EBITDA	2004E EBITDA	2005E EBITDA
High	28.05x	12.44x	8.30x
Median	13.83x	9.81x	6.95x
Low	9.95x	8.60x	6.83x

Although the selected companies were used for comparative purposes, none of such companies is directly comparable to enherent. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading value of enherent or of the companies to which it is being compared.

Analysis of Selected Comparable Acquisitions. Covington Associates analyzed publicly available financial information relating to selected acquisitions in the business services industry which Covington Associates deemed relevant in evaluating the transaction. Covington Associates analyzed the following transactions:

Acquiror	Target
BAE Systems North America Inc	Digitalnet Holdings Inc
Morse plc	Diagonal plc
Platinum Equity LLC	CompuCom Systems Inc
Pomeroy IT Solutions	Alternative Resources Corporation
Perficient Inc	Genisys Consulting Inc
CGI Group Inc	American Management Systems Inc
Keane Inc	Nims Associates Inc
CIBER Inc	SCB Computer Technology Inc
Computer Horizons Corp	RGII Technologies Inc
Management of Atlantic Data Services	Atlantic Data Services Inc
Oakton Ltd	Tier Technologies Inc
Alternate Marketing Networks Inc	Hencie Inc
PEC Solutions Inc	TROY Systems Inc
Burntsand Inc	Primix Solutions Inc
CIBER Inc	AlphaNet Solutions Inc
Aquent LLC	Computer Horizons Corp
First Consulting Group Inc	Paragon Solutions Inc
CIBER Inc	ECsoft Group plc

Covington Associates calculated multiples of total enterprise value represented by transaction consideration to latest 12 months revenues. After eliminating acquisitions for which information was unavailable or deemed not relevant by Covington Associates, Covington Associates selected a range of multiples for each of the selected financial performance benchmarks of 0.18x to 1.69x. Covington Associates then calculated the multiple of the total enterprise value of the transaction to Dynax’s latest 12 months revenues. The analysis yielded a multiple of 0.41x.

Although the selected transactions were used for comparative purposes, none of these transactions is directly comparable to the merger, and none of the companies in such transactions is directly comparable to enherent. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of enherent or of the selected companies to which it is being compared.

Discounted Cash Flow Analysis. Covington Associates utilized Dynax’s forecasts to perform a discounted cash flow analysis of Dynax’s projected future cash flows for the period commencing January 1, 2005 and ending December 31, 2009. Using discounted cash flow methodology based on a residual growth model, Covington Associates calculated the present values of the projected free cash flows for Dynax. In this analysis, Covington Associates assumed residual growth rate of cash flow from 3.0% to 5.0% of the projected 2009 cash flow and discount rates ranging from 12% to 16%. Covington Associates aggregated (i) the present value of the free cash flows over the applicable forecast period with (ii) the present value of the range of perpetuity values. The aggregate present value of these items represented the enterprise value range. The implied range of enterprise values using perpetuity values for Dynax by the discounted cash flow analysis ranged from approximately $8.7 million to $16.0 million.

Using a second discounted cash flow methodology based on terminal EBITDA multiples, Covington Associates assumed terminal value multiples of 7.0x to 8.0x of the projected 2009 EBITDA and discount rates ranging from 12% to 16%. Covington Associates aggregated (i) the present value of the free cash flows over the applicable forecast period with (ii) the present value of the range of terminal values at selected multiples. The aggregate present value of these items represented the enterprise value range. The implied range of enterprise values using terminal value multiples for Dynax by the second discounted cash flow analysis ranged from approximately $19.4 million to $25.8 million.

Covington Associates also performed a sensitivity analysis to its discounted cash analyses by applying a 25% discount to the operating profits forecast provided by Dynax using the same methodologies as described above. The implied range of enterprise values using perpetuity values ranged from approximately $6.1 million to $11.2 million. The implied range of enterprise values using terminal value multiples ranged from approximately $14.6 million to $19.5 million.

Contribution Analysis. Covington Associates utilized Dynax’s and enherent’s forecasts to perform a contribution analysis of the respective companies’ revenues for the last twelve months, projected revenues for 2004 and 2005, projected EBITDA for 2004 and 2005 as well as a calculation of enherent’s projected 2005 EBITDA assuming that enherent did not incur public company expenses (Private-to-Private). Covington Associates multiplied the respective companies’ revenues and EBITDA by the median multiple as calculated by the analysis of the selected publicly traded companies. This value represented each company’s implied enterprise value. For both Dynax and enherent respectively, Covington Associates derived the implied equity value by adding (i) the implied enterprise value and (ii) assumed cash at the time of the transaction closing and subtracting the assumed amount of debt at closing. Assuming that each company’s implied equity values were then added together, the summary table below illustrates the percentages that each company would contribute to that total implied equity value:

	enherent	Dynax	Total
LTM Revenues	64.0%	36.0%	100.0%
CY04E Revenues	48.0%	52.0%	100.0%
CY05E Revenues	45.5%	54.5%	100.0%

	LTM EBITDA	2004E EBITDA	2005E EBITDA
CY05E EBITDA	18.4%	81.6%	100.0%
CY05E EBITDA (Private-to-Private)	44.7%	55.3%	100.0%

The summary set forth above does not purport to be a complete description of all the analyses performed by Covington Associates. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Covington Associates did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Covington Associates believes, and has advised the enherent special committee of the board of directors, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Covington Associates made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of enherent. These analyses performed by Covington Associates are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, and none of enherent, Covington Associates or any other person assumes responsibility if future results are materially different from those projected. As mentioned above, the analyses supplied by Covington Associates and its opinion were among the factors taken into consideration by the enherent board of directors in making its decision to enter into the merger agreement and should not be considered as determinative of such decision.

Covington Associates was selected by the enherent board of directors to render an opinion to the enherent board of directors because Covington Associates is a nationally recognized investment banking firm specializing in technology transactions and because, as part of its investment banking business, Covington Associates is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for corporate and other purposes. Neither enherent nor any of its affiliates had any material relationships with Covington Associates or any of its affiliates during the two years prior to the fairness opinion.

Pursuant to a letter agreement, enherent agreed to pay Covington Associates a fee for rendering the opinion of $60,000. As part of the agreement, enherent has agreed to indemnify Covington Associates against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Covington Associates, which are customary in transactions of this nature, were negotiated at arm’s length between enherent and Covington Associates, and enherent’s board of directors was aware of such arrangement.

Valuation Analysis of Dynax’s Financial Advisor

On or about June 14, 2004, Dynax retained Dresner Investment Services, Inc. to provide certain financial advisory services, including advice on the negotiating and structuring of the potential transaction with enherent. As part of its engagement, Dresner was asked to provide summary business enterprise valuation metrics for Dynax, to assist in Dynax’s internal deliberations regarding the potential transaction with enherent. The scope of Dresner’s valuation analysis was limited to a market survey and a potential range of values of Dynax; it did not include any analysis regarding enherent or the potential merger of enherent and Dynax. Dresner’s valuation analysis does not constitute in any way an opinion as to the fairness of the pending transaction with enherent, nor does it constitute a recommendation to you as to how you should vote with respect to the merger agreement.

The following is a summary of the analyses performed by Dresner in connection with its valuation work. The summary set forth below does not purport to be a complete description of the analyses performed by Dresner.

In conducting its investigation and analysis, Dresner reviewed information and took into account financial and economic factors it deemed relevant under the circumstances. Dresner, among other things:

•	Reviewed certain business and financial information relating to Dynax that it deemed relevant;

•	Reviewed certain business and financial information relating to Dynax that it deemed relevant, including financial forecasts, background on the business, earnings, cash flow, assets, liabilities and prospects of Dynax furnished to it by the company;

•	Performed certain discounted cash flow analyses on Dynax;

•	Reviewed the historical market prices and valuation multiples of publicly traded companies that it deemed to be relevant;

•	Reviewed the valuation multiples of certain merger and acquisition transactions that it deemed to be relevant; and

•	Reviewed the results of operations of Dynax and compared them with those of the aforementioned publicly traded companies and M&A transactions that it deemed to be relevant.

Dresner also discussed with senior management of Dynax the business and financial information, including financial forecasts, relations to the business, earnings, cash flow, assets, liabilities and prospects of Dynax, furnished to Dresner by Dynax. In addition, Dresner reviewed such other financial studies and analyses and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.

For the purposes of performing its valuation analysis, Dresner assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it, discussed with or reviewed by it, or publicly available. With respect to the financial forecasts furnished to or discussed with Dresner by Dynax, Dresner assumed that they were reasonably prepared and reflected the best currently available estimates of future financial performance of Dynax. Dresner did not make any independent valuation or appraisal of the assets or liabilities of Dynax, nor did Dresner assume any obligation to conduct any physical inspection of the properties or facilities of Dynax.

Dynax selected Dresner as its financial advisor based on its reputation and experience in mergers and acquisitions generally, as well as its experience in advising information technology service companies. Dresner, as part of its investment banking business, is regularly engaged in the evaluation and valuation of middle market companies, like Dynax, and their securities in connection with mergers and acquisitions. Neither Dynax nor any of its affiliates had any material relationships with Dresner or any of its affiliates during the two years prior to the valuation other than Dynax’s retention of Dresner’s services in December 2002 in connection with the pricing of Dynax stock options.

Dynax paid a customary fee to Dresner for its analysis and advisory services. In addition, Dynax has agreed to reimburse Dresner for its reasonable out-of-pocket expenses incurred in performing its services, and to indemnify Dresner from and against certain liabilities and expenses which arise out of or relate to its engagement under the engagement letter.

A copy of Dresner’s valuation will be made available for inspection and copying by any interested Dynax stockholder or representative (who has been so designated in writing) at Dynax’s principal executive officers at 192 Lexington Avenue, New York, New York 10016 during Dynax’s regular business hours.

TERMS OF THE MERGER

The following is a description of the material aspects of the proposed merger. While we believe that the following description covers the material terms of the merger and the merger agreement, the description may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the merger. In particular, the following summary of the merger agreement, is not complete and is qualified in its entirety by reference to the copy of the merger agreement attached to this joint proxy statement/prospectus as Appendix A and incorporated by reference herein. You should read the merger agreement carefully and in its entirety for a complete understanding of the terms of the merger.

General

The merger agreement provides that, if all of the conditions set forth in the merger agreement are satisfied or waived, Dynax will merge with and into enherent, with enherent remaining in existence as the surviving corporation in the merger.

At the effective time of the merger, enherent’s certificate of incorporation and bylaws will be the same as enherent’s certificate of incorporation and bylaws in effect immediately prior to the merger. See “COMPARATIVE RIGHTS OF DYNAX STOCKHOLDERS AND ENHERENT STOCKHOLDERS—Authorized Capital Stock—enherent.”

Conversion of Stock

Dynax Common Stock. At the effective time of the merger, each share of Dynax common stock (other than dissenting shares) will be converted into the right to receive 3.8359 shares of enherent common stock.

Since the exchange ratio is fixed and because the market value of enherent common stock may fluctuate, the value of the shares of stock that Dynax stockholders will receive in the merger may increase or decrease, both before and after the merger.

Fractional shares of enherent will not be issued in the merger. The number of shares to be issued to any Dynax stockholder who otherwise would be entitled to receive a fractional share shall instead be rounded to the nearest whole share.

Any shares of Dynax common stock held by Dynax and its respective subsidiaries, except for shares held on behalf of third parties, and any shares as to which stockholders have properly exercised appraisal rights will be cancelled in the merger.

enherent Common Stock. All shares of enherent common stock issued and outstanding immediately before the effective time of the merger will remain issued and outstanding immediately after completion of the merger as shares of common stock of the surviving corporation, provided that some enherent stockholders opposed to the merger may exercise appraisal rights as to their shares of enherent common stock.

Effective Time of the Merger

If the merger agreement is approved by the requisite votes of the stockholders of Dynax and enherent and all other consents and approvals are received, and if the other conditions to the obligations of the parties to consummate the merger are satisfied or waived (as permitted), the merger will be consummated and effected on the date and at the time the Certificate of Merger reflecting the merger becomes effective with the Secretary of State of Delaware.

Assuming satisfaction of all of the conditions to consummation of the merger, the merger is expected to be consummated by January 31, 2005.

Either of us may terminate the merger agreement prior to the effective time, under several circumstances. See “Conditions to Consummation” and “Amendment, Waiver and Termination.”

Exchange of Certificates

Promptly after the effective time of the merger, if you are the holder of a Dynax stock certificate, Mellon Investor Services, LLC, who is acting as the exchange agent for the merger, will mail to you a letter of transmittal and instructions for surrendering your Dynax stock certificates in exchange for enherent stock certificates and, if applicable, dividends or other distributions, to which you are entitled. When you deliver your Dynax stock certificates to the exchange agent along with a properly completed and executed letter of transmittal, or deliver an “agent’s message” to the exchange agent (or such other evidence, if any, of transfer as the exchange agent may reasonably request) in the case of a book-entry transfer of uncertificated shares of Dynax common stock, you will receive in uncertificated book-entry form (unless a physical certificate is requested by a holder of shares of Dynax common stock or is otherwise required under applicable law) enherent stock certificates representing the number of full shares of enherent common stock to which you are entitled under the merger agreement. You should not submit your Dynax stock certificates for exchange until you receive instructions from the exchange agent following the effective time of the merger.

Holders of unexchanged certificates formerly representing shares of Dynax common stock will not be entitled to receive any dividends or other distributions payable by enherent with respect to those shares of enherent common stock until the applicable Dynax certificate is properly surrendered or the Dynax uncertificated share is properly transferred. Upon proper surrender or transfer, those holders of Dynax common stock will receive accumulated dividends and distributions, without interest.

enherent will only issue an enherent stock certificate in a name other than the exact name in which a surrendered Dynax stock certificate is registered if you present the exchange agent with all documents required to demonstrate and effect the unrecorded transfer of ownership of the shares of Dynax common stock formerly represented by the Dynax stock certificate, and demonstrate that you paid any applicable stock transfer taxes.

If your stock certificate has been lost, stolen or destroyed, you may be required to deliver an affidavit and a lost certificate bond as a condition to receiving your enherent shares.

Material Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences to holders of shares of Dynax common stock resulting from the merger. The following is based upon the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final and temporary Treasury regulations promulgated thereunder, judicial decisions and current administrative rulings and practices of the Internal Revenue Service (the “Service”), all as in effect as of the date hereof. These authorities may be amended or revoked at any time. Any such changes may or may not be retroactive with respect to transactions entered into or contemplated prior to the date thereof and could significantly alter the conclusions set forth below. There is no assurance that legislative, judicial or administrative changes will not occur in the future.

Dynax and enherent have received an opinion of Jackson Walker L.L.P. that the merger will qualify as a nontaxable reorganization under Section 368(a)(1)(A) of the Code. The opinion of Jackson Walker L.L.P. is set forth below and is based upon various representations made by Dynax and enherent and is subject to various assumptions and qualifications. An opinion of counsel represents the counsel’s best legal judgment and is not binding on the Service or any court. The Service has not been asked to rule upon the federal income tax consequences of the merger and no such request will be made. Unlike a private letter ruling from the Service, an opinion of counsel is not binding upon the Service and no assurance can be given that the Internal Revenue Service will not take a position contrary to one or more of the positions set forth below or that the opinion will be upheld by the courts if challenged by the Service. If the merger does not qualify as a reorganization, the exchange of Dynax common stock for enherent common stock in the merger will be a taxable transaction.

The tax treatment of each holder of shares of Dynax common stock will depend in part upon the stockholder’s particular situation. Special federal income tax consequences not described below may be applicable to particular classes of taxpayers including, but not limited to, financial institutions, insurance companies, mutual funds, tax-exempt organizations, dealers in securities, broker-dealers, persons who are not citizens or residents of the United States or who are legal entities formed under the laws of jurisdictions outside the United States, holders of shares of Dynax common stock who acquired their shares through the exercise of employee stock options or otherwise as compensation and holders of shares of Dynax common stock who hold their shares as part of a hedge, straddle or conversion transaction. In addition, this summary does not address the tax consequences of the merger under applicable state, local or foreign laws. This discussion assumes that the holders of shares of Dynax common stock hold their common stock as a capital asset within the meaning of Section 1221 of the Code.

Each stockholder of Dynax is strongly urged to consult his or her own tax advisors regarding the United States federal income tax consequences of the merger in light of his or her own particular facts and circumstances and also as to any state, local, foreign or other tax consequences arising out of the merger.

Material Federal Income Tax Consequences of the Merger. Subject to the limitations and qualifications set forth in this discussion of “Material Federal Income Tax Consequences” it is the opinion of Jackson Walker L.L.P., counsel to enherent, that the material tax consequences of the merger are as follows:

1. The merger will be treated as a nontaxable reorganization under Section 368(a)(1)(A) of the Code.

2. No gain or loss will be recognized by enherent or Dynax as a result of the merger.

3. No gain or loss will be recognized by the holders of shares of Dynax common stock upon the exchange of shares of Dynax common stock solely for shares of enherent common stock in the merger.

4. A dissenting holder of shares of Dynax common stock who receives solely cash in exchange for his or her shares of Dynax common stock will generally recognize capital gain or loss equal to the difference between the amount of cash received and the holder’s tax basis in his or her shares of Dynax common stock. A holder who is treated as constructively owning shares of enherent common stock after the merger should consult his or her own tax adviser regarding the character of any gain recognized.

5. In the case of a holder of shares of Dynax common stock who receives solely shares of enherent common stock in the merger, the tax basis of the shares of enherent common stock received should be the same as the holder’s tax basis in shares of Dynax common stock surrendered in exchange therefor. If a holder of shares of Dynax common stock has different tax bases in different shares transferred in the merger, such holder should consult with his or her tax advisor prior to the merger with regard to identifying the tax bases of the particular shares of enherent common stock received in the merger.

6. The holding period of the shares of enherent common stock received by a holder of shares of Dynax common stock in the merger should include the period during which the shares of Dynax common stock exchanged for the shares of enherent common stock was held, provided that the shares of Dynax common stock surrendered were held as a capital asset by the holder at the time of the merger. If a holder of shares of Dynax common stock has different holding periods in different shares transferred in the merger, such holder should consult with his or her tax advisor prior to the merger with regard to identifying the holding periods of the particular shares of enherent common stock received in the merger.

Backup Withholding. Any cash received in the merger by dissenting holders of shares of Dynax common stock may be subject to backup withholding at a rate of 28%. Backup withholding will not apply, however, to a taxpayer who (i) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on Form W-9 (or an appropriate substitute form), (ii) provides a certificate of foreign status on Form W-8 (or an appropriate substitute form), or (iii) is otherwise exempt from backup withholding.

Reporting Requirements. If a holder of shares of Dynax common stock received any shares of enherent common stock pursuant to the merger, such holder will be required under Section 1.368-3 of the Treasury Regulations to retain certain records and attach to his or her federal income tax return, for the taxable year in which the merger occurs, a complete statement of all facts pertinent to the nonrecognition of any gain or loss in the merger. This statement must include (i) a statement as to the holder’s cost or other tax basis of the Dynax common stock exchanged in the merger and (ii) a statement of the amount of enherent common stock that such holder received (including the fair market value of such stock) in exchange for his or her shares of Dynax common stock pursuant to the merger. Each holder should consult with his or her tax advisor regarding the disclosure requirements and how they apply to such holder in his or her particular circumstances.

The foregoing discussion is intended only as a summary of the material United States federal income tax consequences of the merger and does not purport to be a complete analysis of all potential tax effects relevant to a decision of a stockholder of Dynax whether to vote in favor of the merger. Because the tax consequences of the merger may vary depending upon the particular facts and circumstances of each holder of shares of Dynax common stock, each such holder is strongly urged to consult his or her own tax advisor to determine the particular tax consequences to such holder of the merger, including the application and effect of state, local and foreign tax laws.

Anticipated Effect of Merger on the Surviving Corporation’s Net Operating Loss Carryforwards

enherent has approximately $46 million in NOL’s and Dynax has approximately $5.6 million in federal NOL’s that currently may be used without restriction by enherent and Dynax, respectively, in the event that either of them generates taxable income for federal income tax purposes. In addition, Dynax has approximately $8.9 million in state NOL’s. Based on an analysis conducted by enherent and Dynax and their respective tax advisors, enherent and Dynax believe that following the merger, the surviving corporation’s ability to use NOL’s is likely to be substantially limited in any year. Under IRS regulations, the utilization of a corporation’s NOL carryforward is limited when it experiences a change in ownership of more than 50 percentage points over the lowest percentage of the stock owned by certain stockholders at any time during a 3-year testing period ending on the day of any equity structure shift. The merger will cause this equity structure shift, resulting in limitations in the use of NOL carryforwards, for the surviving corporation. In considering the merger, the board of directors of each of enherent and Dynax analyzed the impact that the merger is likely to have on the surviving corporation’s ability to use NOL’s and determined that the potential benefits of the merger outweigh any potential detriments that may result from restrictions on the ability of the surviving corporation to use NOL’s.

Management and Operations After the Merger

Directors. Following the merger, Pamela Fredette, Faith Griffin, Thomas Minerva, Douglas Catalano and Douglas Mellinger will constitute the board of directors of the surviving corporation. On the effective date of the merger, the directors who will continue as directors of the surviving corporation will be appointed to staggered terms, which means that one-third of the directors will be elected each year at the annual meeting of stockholders.

Executive Officers. Following the merger, Pamela Fredette will serve as the surviving corporation’s chairman of the board, chief executive officer and president, Lori Stanley will serve as its general counsel and Roger DiPiano will serve as its chief operating officer. It is anticipated that the surviving corporation will retain a new chief financial officer. The person who will serve as the surviving corporation’s chief financial officer has not yet been identified.

Interests of Employees and Directors of enherent and Dynax in the Merger

General. Some of the employees and directors of enherent and Dynax may be deemed to have interests in the merger in addition to their interests as stockholders of enherent or Dynax generally. These interests include, among others, proposed employee benefits for those who become employees of the surviving corporation or one of its subsidiaries after the merger, employment agreements between the surviving corporation and certain officers and employees following the merger, the appointment of certain enherent and Dynax directors to the board of the surviving corporation, insurance coverage for enherent and Dynax’s directors and officers, and the continuation of employee benefits after the merger, as described below.

Pamela Fredette Employment Agreement.

It is anticipated that Pamela Fredette will enter into a new employment agreement with the surviving corporation. Under the terms of the new employment agreement, Ms. Fredette will receive an annual base salary of $325,000. The surviving corporation’s compensation committee will review Ms. Fredette’s base salary annually and may increase her base salary from year to year, provided that no increase may occur earlier than January 1, 2006. The employment agreement provides for an annual performance bonus of up to 50 percent of her base salary based on achievement of financial goals to be determined by the compensation committee in addition to the base salary discussed above. The period of employment shall be deemed to have commenced as of the effective date of the merger, and will continue until the third anniversary of the effective date of the merger.

In the event that Ms. Fredette’s employment is terminated by the surviving corporation without cause or by Ms. Fredette in the event of the surviving corporation’s material breach of the agreement, or the surviving corporation fails to renew her employment agreement, the surviving corporation will be required to make a severance payment to Ms. Fredette equal to her prior year’s base salary and annual incentive bonuses. Ms. Fredette will be prohibited from competing with the surviving corporation or soliciting its employees within the geographic area set forth in the employment agreement for a period of one year after the date of termination of her employment for any reason. In addition, in the event of a change of control of the surviving corporation during the term of the contract, the terms of supplemental compensation to be paid Ms. Fredette shall be set forth in a mutually acceptable agreement to be established by the compensation committee.

Under the previous terms of Ms. Fredette’s employment arrangement with Dynax, Ms. Fredette was entitled to receive a cash payment of $1,500,000 on the consummation of the merger. Ms. Fredette agreed to forego the full cash payment and instead will receive a cash payment of $250,000 upon consummation of the merger. In consideration of the amendment to Ms. Fredette’s existing employment agreement, including reduction in the cash payment on change of control and a waiver of a portion of the annual bonuses to which Ms. Fredette was entitled, in December 2004, Dynax issued to Ms. Fredette 500,000 shares of Dynax common stock with a value of $250,000. enherent has agreed to file a shelf registration statement to register the resale of shares of enherent common stock issued on the conversion or disposition of the Series A Preferred Stock and to include in such a registration statement the enherent common stock received by Ms. Fredette in the merger.

Lori Stanley Employment Agreement

It is anticipated that Lori Stanley will enter into a new employment agreement with the surviving corporation. Under the terms of the new employment agreement, Ms. Stanley will receive an annual base salary of $175,000. The surviving corporation’s compensation committee will review Ms. Stanley’s base salary annually and may increase her base salary from year to year. The employment agreement provides for annual performance bonus of up to ten percent of her base salary based on personal and company goals to be determined by the compensation committee in addition to the base salary discussed above. The period of employment shall be deemed to have commenced as of the effective date of the merger, and will continue until the first anniversary of the effective date of the merger, subject to automatic annual renewal unless any party delivers to the other written notice of non-renewal at least 30 days before the annual anniversary of the effective date.

In the event that Ms. Stanley’s employment is terminated by the surviving corporation without cause the surviving corporation will be required to make a severance payment to Ms. Stanley equal to six months of her base salary, provided however, no severance payment shall be due if the surviving corporation decides to not renew her employment. In addition, Ms. Stanley will be prohibited from competing with the surviving corporation or soliciting its employees within the geographic area set forth in the employment agreement for a period of one year after the date of termination of her employment for any reason.

Directors. At the effective time of the merger, two current enherent directors, Douglas Catalano and Douglas Mellinger, will continue as directors of the surviving corporation and three current Dynax directors, Pamela Fredette, Faith Griffin, and Thomas Minerva, will serve as directors of the surviving corporation. As a result, the surviving corporation’s board of directors will consist of two current enherent directors and three current Dynax directors. See “—Management and Operations After the Merger.”

Insurance. The surviving corporation will maintain directors’ and officers’ liability insurance of at least $5 million in the aggregate for at least 36 months, which insurance will cover the prior acts of the officers and directors who have served Dynax or enherent.

Douglas Catalano Restricted Stock and Option Ownership. In February 2004, the compensation committee of enherent’s board of directors approved the grant of incentive options to Douglas Catalano to purchase 500,000 shares of enherent common stock, and in April 2004, the compensation committee approved the grant of incentive options to purchase 400,000 shares of enherent common stock. According to enherent’s stock option plan, no participant of the stock option plan may receive an award or awards of options covering in excess of 200,000 shares of enherent common stock in any plan year. In order to rectify the inconsistency between the February and April option grants to purchase an aggregate amount of 900,000 shares of enherent common stock and the 200,000 share limitation provided for in the stock option plan, the compensation committee, on October 5, 2004, approved a restructure of Mr. Catalano’s equity compensation as follows:

•	The option agreement related to the April option to purchase 400,000 shares of enherent common stock was amended and restated to constitute an option to purchase 200,000 shares of enherent common stock;

•	All other stock options held by Mr. Catalano were cancelled; and

•	Mr. Catalano received a grant of 700,000 restricted shares of enherent common stock.

The options and restricted stock now held by Mr. Catalano vest over a period of three years. However, vesting accelerates in the event of a change of control transaction, including the proposed merger. enherent has agreed to file a shelf registration statement to register the resale of shares of enherent common stock issued on the conversion or disposition of the Series A Preferred Stock and to include in such registration statement the restricted shares of enherent common stock held by Mr. Catalano.

Based upon the closing price of enherent common stock of $0.09 per share at October 5, 2004, the approximate value of the shares to be issued to Mr. Catalano based on the amount to be charged to operations for the 700,000 restricted shares issued to Mr. Catalano would be approximately $63,000.

Douglas Mellinger Agreement. Under the terms of Douglas Mellinger’s agreement with enherent, Mr. Mellinger currently receives $5,000 per month from enherent for his services as vice chairman of enherent. Mr. Mellinger assists enherent in the development of corporate strategy, including but not limited to market positioning and merger and acquisition opportunities. In addition, Mr. Mellinger was granted options to purchase 500,000 shares of enherent common stock under the terms of his agreement. The options vest over a period of seven years, except that vesting accelerates in the event of a change of control. However, according to the terms of Mr. Mellinger’s option agreement, the proposed merger does not constitute a change of control that triggers an acceleration in vesting. enherent has agreed to file a shelf registration statement to register the resale of shares of enherent common stock issued on the conversion or disposition of the Series A Preferred Stock and to include in such registration statement the shares of enherent common stock issuable to Mr. Mellinger upon exercise of his 500,000 options. After the consummation of the merger, Mr. Mellinger shall continue to be paid $5,000 per month by the surviving corporation for his services as vice chairman of the surviving corporation.

Conditions to Consummation

The obligations of Dynax and enherent to consummate the merger are subject to the satisfaction or waiver (to the extent permitted) of several conditions, including:

•	Dynax and enherent stockholders must have approved the merger agreement and the consummation of the merger;

•	enherent stockholders must approve the amendment to enherent’s certificate of incorporation increasing the authorized number of shares of voting common stock from 50,000,000 to 100,000,000;

•	Each party’s representations and warranties must remain accurate and each party must have performed all of the agreements and covenants to be performed by it pursuant to the merger agreement, and must have delivered certificates confirming satisfaction of the foregoing requirements and certain other matters;

•	No action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by the merger agreement, (ii) cause any of the transactions contemplated by the merger agreement to be rescinded following consummation, or (iii) affect adversely the right of the surviving corporation to own the assets currently owned by the parties and their respective subsidiaries and to operate the businesses currently operated by the parties and their respective subsidiaries. There shall not be any judgment, order, decree, stipulation, injunction, or charge in effect preventing consummation of any of the transactions contemplated by the merger agreement;

•	Each party shall have delivered to the other a certificate to the effect that each of the conditions specified in the four preceding paragraphs is satisfied in all respects;

•	The registration statement registering the shares of enherent common stock to be received by Dynax stockholders, of which this joint proxy statement/prospectus is a part, must have been declared effective by the SEC, no stop order suspending the effectiveness of the registration statement may have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the registration statement may have been initiated and be continuing and all necessary approvals under federal and state securities laws relating to the issuance or trading of the shares of enherent common stock issuable pursuant to the merger must have been received;

•	Each party must have received an opinion of the other party’s counsel, dated the closing date, as to certain matters;

•	Dynax’s senior lender, Ableco Finance LLC, must have agreed to furnish a Credit Facility to the surviving corporation, which will (i) refinance or replace Dynax’s existing $4,000,000 revolving credit facility, the Term Loan A and the Term Loan B and (ii) provide additional working capital for the surviving corporation. The Credit Facility must be furnished on terms and conditions reasonably satisfactory to Ableco and the boards of directors of both Dynax and enherent and will be secured by a first lien on all tangible and intangible assets of the surviving corporation;

•	In connection with the refinancing or replacement of the Credit Facility as described above, the holders of enherent’s Preferred Holders Notes shall be granted liens on all tangible and intangible assets of the surviving corporation, which liens shall be junior in priority to the liens granted to Ableco, except that the proceeds of the collateral securing the obligations of the surviving corporation shall be applied to the Term Loan B and the Preferred Holders Notes on a pari passu basis. Ableco and the holders of the Preferred Holders Notes shall enter into an intercreditor agreement, the form and substance of which will be reasonably satisfactory to Ableco and such holders, to, among other things, evidence these lien priorities;

•	enherent must enter into an agreement with the Preferred Holders whereby (i) the surviving corporation will issue the Preferred Holders Notes; (ii) the Preferred Holders agree to convert each of their respective shares of Series A Preferred Stock into two shares of enherent common stock and (iii) the Preferred Holders agree to cancel all warrants to purchase common stock of enherent issued to the Preferred Holders in connection with the issuance of the Series A Preferred Stock. The Preferred Holders Notes shall be secured as described in the immediately preceding paragraph. enherent has agreed to file a shelf registration statement to register the resale of shares of enherent common stock issued on the conversion or disposition of the Series A Preferred Stock and to include in such registration statement certain shares of common stock owned by Ms. Fredette, Mr. Catalano and Mr. Mellinger;

•	Dynax shall have entered into employment contracts with certain of its employees;

•	Holders of no more than ten percent of the outstanding shares of Dynax common stock shall have exercised their statutory appraisal rights under the Delaware General Corporation law; and

•	Holders of no more than ten percent of the outstanding shares of enherent common stock shall have exercised their statutory appraisal rights under the Delaware General Corporation law.

No assurances can be provided as to when or if all of the conditions precedent to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, the parties know of no reason to believe that any of the conditions set forth above will not be satisfied.

The conditions to consummation of the merger may be waived, in whole or in part, to the extent permissible under applicable law, by the party for whose benefit the condition has been imposed, without the approval of Dynax or enherent stockholders. However, if the condition to deliver a legal opinion from counsel confirming the tax-free nature of the merger is waived, enherent and Dynax will recirculate this joint proxy statement/prospectus and resolicit proxies.

Amendment, Waiver and Termination

To the extent permitted by law, Dynax and enherent, with the approval of their respective boards of directors, may amend the merger agreement by written agreement at any time without the approval of Dynax stockholders or enherent stockholders. However, after the approval of the merger by Dynax stockholders, no amendment may decrease the consideration to be received by Dynax stockholders without the further approval of Dynax stockholders. Similarly, after the approval of the merger by enherent stockholders, no amendment may increase the consideration to be received by the Dynax stockholders without the further approval of enherent stockholders.

Prior to or at the effective time of the merger, either Dynax or enherent may waive any default in the performance of any term of the merger agreement by the other party, may waive or extend the time for the fulfillment by the other party of any of its obligations under the merger agreement, and may waive any of the conditions precedent to the obligations of such party under the merger agreement, except any condition that, if not satisfied, would result in the violation of law. However, if the condition to deliver a legal opinion from counsel confirming the tax-free nature of the merger is waived, enherent and Dynax will recirculate this joint proxy statement/prospectus and resolicit proxies.

The merger agreement may be terminated, and the merger abandoned, at any time prior to its effective time, by mutual consent of the boards of directors of Dynax and enherent. In addition, the merger agreement may be terminated, and the merger abandoned, prior to the effective time of the merger by either Dynax or enherent if:

•	The merger has not been consummated by March 15, 2005, by reason of the failure of any condition precedent and the failure has not been caused primarily from the breach of any representation, warranty, or covenant by the terminating party;

•	Either party breaches any material representation, warranty, or covenant contained in the merger agreement in any material respect and the breaching party fails to cure within 30 days after the notice of such breach;

•	Either the valuation delivered to Dynax by Dresner or the fairness opinion delivered to enherent by Covington Associates has been withdrawn prior to the effective time of the merger by either of the respective opinion givers and the relevant opinion giver certifies in writing that the withdrawal of opinion was not requested by the relevant party and that the withdrawal of opinion is based on a materially adverse change in the business of the other party;

•

Either party receives a superior proposal and the other party does not, within five days of receipt of notice of such superior proposal, match such superior proposal. As used in the merger agreement, “superior proposal” means any bona fide, unsolicited written acquisition proposal that the board of directors of a party determines in good faith on the basis of the written advice of a financial advisor and a legal advisor, and taking into account all the terms and conditions of the acquisition proposal, including, without limitation, the likelihood of consummation of such proposal, is more favorable to such parties’ stockholders than the merger of Dynax and enherent and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the board of directors of such party; or

•	The Dynax stockholders or enherent stockholders fail to approve the merger agreement at their respective special meetings.

Conduct of Business Pending the Merger

Under the merger agreement, each of the parties has agreed, except as otherwise contemplated by the merger agreement or with the prior written consent of the other party, to operate its business only in the usual, regular and ordinary course. Furthermore, Dynax and enherent have agreed in the merger agreement not to take certain actions relating to the operation of their respective businesses pending consummation of the merger without the prior written consent of the other party’s chief executive officer (which consent will not be unreasonably withheld). Such actions include, without limitation:

•	Amending their respective certificates of incorporation or bylaws, except that enherent will cause the adoption of an amended and restated bylaws and the amendment to the certificate of incorporation of enherent increasing the authorized number of shares of voting common stock from 50,000,000 to 100,000,000, as agreed to in the merger agreement;

•	Granting any options, warrants, or other rights to purchase or obtain any of its capital stock or issuing, selling, or otherwise disposing of any of its capital stock (except upon the conversion or exercise of options, warrants, and other rights currently outstanding);

•	Declaring, setting aside, or paying any dividend or distribution with respect to its capital stock (whether in cash or in kind), or redeeming, repurchasing, or otherwise acquiring any of its capital stock, in either case outside the ordinary course of business;

•	Issuing any note, bond, or other debt security or creating, incurring, assuming or guaranteeing any indebtedness for borrowed money or capitalized lease obligation outside the ordinary course of business;

•	Imposing any security interest upon any of its assets outside the ordinary course of business;

•	Making any capital investment in, making any loan to, or acquiring the securities or assets of any other person outside the ordinary course of business;

•	Making any change in employment terms or benefit plans for any of its directors, officers, and employees outside the ordinary course of business;

•	Taking or allowing any of its subsidiaries to take any action that would cause the representations and warranties made by it in the merger agreement not to be true, correct and accurate in all material respects at the closing date of the merger agreement;

•	Disposing of any assets except for sales of non-material assets in the ordinary course of business;

•	Amending or modifying in any material respect any agreement to which it is a party that is material to its financial condition or results of operations;

•	Subject to certain exceptions, entering into new contracts, agreements, commitments, arrangements or understandings which would involve payments by the surviving corporation in excess of $100,000 per annum individually;

•	Making capital expenditures in excess of $25,000 per individual expenditure or $50,000 in the aggregate; and

•	Committing to any of the foregoing.

In addition, each party has agreed that neither party will, and will cause its officers, directors and advisors not to, solicit, initiate, or encourage the submission of any proposal or offer from any person relating to the acquisition of all or substantially all of the capital stock or assets of such party (including any acquisition structured as a merger, consolidation, or share exchange); provided, however, that each party, and its directors, officers and advisors will remain free to participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing if such party has received the written advice of counsel to the effect that their fiduciary duties may require such participation.

Expenses and Fees

The merger agreement provides that each party will be responsible for its own direct costs and expenses incurred in connection with the negotiation and consummation of the transactions contemplated by the merger agreement. enherent will pay the costs of filing with the SEC the registration statement and this joint proxy statement/prospectus and all of the printing costs incurred in connection with printing this joint proxy statement/prospectus. If the merger agreement is terminated by either party as a result of a material breach of the other party of the terms of the merger agreement, the breaching party shall be liable for up to $150,000 of the costs and expenses incurred by the non-breaching party in connection with the merger. In addition, if the merger agreement is terminated by either party as a result of the other party’s receipt of a superior proposal, the non-terminating party shall be entitled to repayment of all costs and expenses without limitation incurred by such non-terminating party in connection with the merger.

Accounting Treatment

The merger will be accounted for using the purchase method of accounting for financial reporting purposes. In a merger of equals transaction, the purchase method of accounting requires the identification of the acquiring entity. Based on an analysis of minority interests in the surviving corporation and the composition of the board of directors and senior management of the surviving corporation, for accounting purposes Dynax has been identified as the acquiring entity, and enherent as the acquired entity. Under purchase accounting, the assets and liabilities of an acquired company (enherent) as of the effective time of the acquisition are recorded at their respective fair values and added to those of the acquiring company (Dynax). Financial statements issued after consummation of an acquisition accounted for as a purchase would reflect such values and would not be restated retroactively to reflect the historical financial position or results of operations of the acquired company. The historical financial statements of the surviving corporation will be those of the accounting acquirer (Dynax) and comparative financial statements will be those of the accounting acquirer (Dynax) rather than the legal acquirer (enherent).

Resales of enherent Common Stock

After the merger, Dynax stockholders will hold shares of enherent common stock that have been registered under the Securities Act. Such shares may be traded freely and without restriction by those stockholders not deemed to be “affiliates” of Dynax or enherent as that term is defined under the Securities Act. Any subsequent transfer of such shares, however, by any person who is an affiliate of Dynax at the time the merger is submitted for a vote or consent of the stockholders of Dynax will, under existing law, require either:

•	the further registration under the Securities Act of the shares of enherent common stock to be transferred;

•	compliance with Rules 144 and 145 promulgated under the Securities Act (permitting limited sales under certain circumstances); or

•	the availability of another exemption from registration.

An “affiliate” of Dynax, as defined by the rules promulgated pursuant to the Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Dynax. Dynax has agreed that it will use its reasonable efforts to cause each person or entity that is an “affiliate” for purposes of complying with Rule 145 to enter into a written agreement relating to such restrictions on sale or other transfer.

Appraisal Rights

Any Dynax or enherent stockholder who desires to dissent from the merger and receive the “fair value” of his or her capital stock in cash may do so upon complying with the provisions of Section 262 of the Delaware General Corporation Law. The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a stockholder in order to dissent from the merger and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law, the full text of which appears in Appendix B to this joint proxy statement/prospectus.

Section 262 requires that stockholders be notified that appraisal rights will be available not less than 20 days before the special meeting to vote on the merger. A copy of Section 262 must be included with such notice. This joint proxy statement/prospectus constitutes Dynax and enherent’s notice to stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Appendix B to this joint proxy statement/prospectus because failure to timely and properly comply with the requirements of Section 262 will result in the loss of your appraisal rights under Delaware law.

If you elect to demand appraisal of your shares, you must satisfy each of the following conditions:

•	Prior to the vote of your company’s stockholders on the merger agreement, you must send written notice to your company of your intent to demand payment for your shares of capital stock if the merger is completed. This written demand for appraisal must be in addition to, and separate from, any proxy or vote abstaining from or voting against approval and adoption of, the merger agreement and approval of the merger. Voting against or failing to vote for approval and adoption of the merger agreement and approval of the merger by itself does not constitute a demand for appraisal within the meaning of Section 262.

•	You must not vote in favor of approval and adoption of the merger agreement. A vote in favor of the approval and adoption of the merger agreement, by proxy or in person, will constitute a waiver of your appraisal rights with respect to the shares so voted and will nullify any previously filed written demands for appraisal.

If you fail to comply with either of these conditions and we complete the merger, enherent stockholders will retain each of their shares of enherent capital stock and Dynax stockholders will be entitled to receive the shares of enherent common stock for your shares of Dynax common stock as provided for in the merger agreement, and you will have no appraisal rights with respect to your shares of Dynax common stock.

For enherent stockholders the notice should be addressed to the secretary at enherent Corp., 80 Lamberton Road, Windsor Connecticut 06095 before the vote on the merger is taken at the special meeting, and should be executed by, or on behalf of, the record holder of the shares of enherent capital stock. The demand must reasonably inform enherent of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares. For Dynax stockholders, the notice should be addressed to the secretary at Dynax Solutions, Inc., 192 Lexington Avenue, New York, New York 10016 before the vote on the merger is taken at the special meeting, and should be executed by, or on behalf of, the record holder of the shares of Dynax common stock. The demand must reasonably inform Dynax of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares.

To be effective, a demand for appraisal by a holder of a company’s capital stock must be made by, or in the name of, the registered stockholder and cannot be made by the beneficial owner if he or she does not also hold the shares of record. The beneficial holder must, in such cases, have the registered owner submit the required demand in respect of those shares.

If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in that capacity; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares in “street name” as a nominee for others, may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner.

If you hold your shares of the company’s capital stock in a brokerage account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

Within 10 days after the completion of the merger, the surviving corporation must give written notice that the merger has become effective to each company stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger. At any time within 60 days after the completion of the merger, any stockholder who has demanded an appraisal has the right to withdraw the demand and to either retain his or her shares of enherent capital stock or receive the merger consideration specified by the merger agreement for his or her shares of Dynax common stock. Within 120 days after the consummation of the merger, either the surviving corporation or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all stockholders entitled to appraisal. The surviving corporation has no obligation to file such a petition in the event there are dissenting stockholders. Accordingly, the failure of a stockholder to file such a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Chancery Court with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares. After notice to dissenting stockholders, the Chancery Court is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Chancery Court may require the stockholders who have demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Chancery Court may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares of the company’s capital stock, the Chancery Court will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest. When the value is determined, the Chancery Court will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Chancery Court so determines, to the stockholders entitled to receive the same, upon surrender by such holders of the certificates representing those shares.

In determining fair value, the Chancery Court is required to take into account all relevant factors. You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the merger agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Chancery Court as the Chancery Court deems equitable in the circumstances. Upon the application of a stockholder, the Chancery Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any stockholder who had demanded appraisal rights will not, after the consummation of the merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the consummation of the merger; however, if no petition for appraisal is filed within 120 days after the consummation of the merger, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the consummation of the merger, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the cash payment for shares of his, her or its company capital stock pursuant to the merger agreement. Any withdrawal of a demand for appraisal made more than 60 days after the consummation of the merger may only be made with the written approval of the surviving corporation and must, to be effective, be made within 120 days after the consummation of the merger.

In view of the complexity of Section 262, company stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their own legal advisors.

THE COMPANIES

enherent Corp.

General. enherent Corp. is an information technology professional services firm providing its clients with staffing and consultative resources either on a temporary or permanent basis and a provider of solutions outsourcing involving software development or information technology operational services. enherent addresses cross-industry business needs by focusing on the critical disciplines of project management, business requirements management and technology integrations. enherent is headquartered outside of Hartford, Connecticut, and its customers can be found in many different industry segments, from the Fortune 1000 to middle-market enterprises. enherent operates throughout the northeastern and southern United States and has sales locations in Connecticut and the New York/New Jersey area.

enherent provides a wide range of information technology staffing and professional services to its customers. These services include application development, project management, application infrastructure, testing and quality assurance services, application maintenance and professional information technology staffing. For clients with temporary needs, individual or team staffing can be provided on a consultative basis. Permanent placement of specialized individuals also is available for clients with long-term needs.

enherent’s management believes that enherent’s success depends in part on its business knowledge of its clients’ industry verticals and how that knowledge is used to meet client objectives. enherent’s business philosophy is based on the belief that each client’s business model should drive the invention and innovation of every application enherent delivers. Furthermore, enherent’s consultative and permanent staffing services provide a great deal of flexibility. enherent’s staff can design, test, plan, produce and implement new custom applications on a long-term, short-term or individual project basis. enherent imparts specialized business knowledge, skills and personnel as part of its commitment to help its clients achieve their desired business goals. To address client needs of quality service, cost containment, risk management, control and continual communication, enherent becomes an integral part of the client’s team – whether projects are managed by the client or by enherent. As a result of an ultimate goal of providing customer satisfaction, many of enherent’s customers have made an investment in enherent as a long-term team member and as a preferred vendor.

enherent Corp. (f/k/a PRT Group Inc.) was first incorporated as PRT Corp. of America, a New York corporation, in 1989 and was reincorporated in Delaware in 1996 as PRT Group Inc. In July of 2000, PRT Group Inc. changed its name to enherent Corp. enherent’s principal offices are located at 80 Lamberton Rd., Windsor, Connecticut 06095 and its telephone number is (860) 687-2200.

Information Technology Staffing and Professional Services. enherent delivers individual or team staffing with a focus on the critical disciplines of project management, business requirements management and application development, from legacy systems and client servers to internet and network solutions. enherent provides specific industry expertise in the insurance, financial services, capital markets/banking, pharmaceutical, high-tech, consumer goods and other industry sectors, including the following services:

•	Professional Information Technology Staffing – Provide experienced information technology professionals on an individual basis to accommodate a short-term need or a core team of professionals able to undertake an entire project for long-term needs either at client sites or in enherent’s facilities. Areas of expertise include project management, business analysis, system architect design, software and database development, network engineering, technical writing, help desk support and quality assurance and testing.

•

Application Development – Conduct the planning, designing, developing, testing and implementation of new custom applications to support client information technology initiatives such as modifying or creating new system requirements, functionality or features. Applications can be developed on site or off site based upon the client’s needs and requirements, and enherent can provide project management oversight or share this responsibility collaboratively with the client.

•	Project Management – Provide management of knowledge, skills, tools, and techniques in order to meet or exceed business requirements and quality, ensuring on time delivery within the scope and budget of the client’s information technology projects.

•	Application Infrastructure – Provide enterprise-wide, infrastructure-oriented solutions that integrate data sources using legacy and distributed system technologies.

•	Testing and Quality Assurance Services – Provide pre-production testing of application programs ensuring quality of development code through the use of automated testing tools, use cases, user scenarios, and test scripts. Testing services can be performed on site or off site based upon the client’s desires.

•	Application Maintenance – Provide on going support for current enterprise application systems in production environments which allows clients to maximizes their investments in existing systems. Various levels of support can be provided based upon the individual requirements of the application and client business needs.

Target Market. enherent focuses its marketing efforts primarily at Fortune 1000-sized companies with significant information technology and application development business needs and the middle market regional companies. Clients include industry leaders in banking and capital markets, insurance, pharmaceutical, high-tech, consumer goods and other industries. enherent’s headquarters and solution center is based in Windsor, Connecticut and enherent operates at client sites throughout the southern and northeastern United States.

enherent derives a significant portion of its revenues from large-scale engagements with a limited number of clients. For the nine-month period ended September 30, 2004, enherent’s five largest customers represented 72% of its total revenues. During that period the five largest customers and their percentages of enherent’s total revenues were J.P. Morgan Chase – 24%; Mass Mutual – 21%; Pfizer – 13%; The Hartford – 7%; and ASCAP – 7%. The loss of any one of such customers could have a material adverse effect on enherent’s future results of operations.

Sales, Marketing and Recruiting. enherent’s marketing strategy is to develop long-term partnership relationships with existing and new clients that will lead to enherent becoming a preferred provider of information technology services. enherent seeks to employ a cross-selling approach where appropriate to expand the number of services utilized by a single client. Other sales and marketing methods include client referrals, networking and attending trade shows. At September 30, 2004, enherent employed 11 sales, marketing and recruiting personnel. Another marketing resource, which has also served enherent in its recruiting efforts, is enherent’s web site at http: //www.enherent.com. The web site provides information about enherent’s services to the information technology community.

Competition. The information technology services industry is highly competitive and served by numerous international, national, regional and local firms, all of which are either existing or potential competitors of enherent. Primary competitors of enherent are software consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies, offshore firms and temporary staffing firms as well as the internal information technology staff of enherent’s clients. enherent believes that the principal competitive factors in the information technology services industry include the range of services offered, cost, technical expertise, responsiveness to client needs, speed in delivering information technology solutions, quality of service and perceived value. enherent does not believe that it has a significant advantage or disadvantage with respect to any of the enumerated competitive factors.

Employees. At September 30, 2004, enherent had 131 employees and independent contractors (103 employees made up of 83 billable consultants, 11 sales, marketing and recruiting personnel, and nine management/general administrative personnel and 28 billable independent contractors). None of enherent’s employees are covered by a collective bargaining agreement and enherent has never experienced a work stoppage, strike or labor dispute. All independent contractors act as consultants and they are not employees of enherent. There can be no assurance that the services of these independent contractors will continue to be available to enherent on terms acceptable to enherent.

Properties. enherent currently operates in one facility, an administrative, sales and account management office in Windsor, Connecticut. enherent leases this facility, consisting of a total of approximately 11,251 square feet of space. At this time, enherent does not anticipate requiring additional space.

Legal Proceedings. In the normal course of business, various claims are made against enherent. At this time, in the opinion of management, there are no pending claims the outcome of which are expected to result in a material adverse effect on the consolidated financial position or results of operations of enherent.

Seasonality. enherent’s business has not been affected by seasonality.

Selected Consolidated Financial Data

	For the Years Ended December 31					For the Nine Months Ended September 30,
	(In thousands, except per share data)
	1999	2000	2001	2002	2003	2003	2004
Statement of Operations Data:
Revenues	$65,359	$43,697	$29,684	$20,812	$12,144	$9,527	9,319
Cost of revenues	47,815	30,753	21,760	16,389	9,409	7,370	6,895

Gross profit	17,544	12,944	7,924	4,423	2,735	2,157	2,424
Selling, general and administrative expenses	31,441	21,787	14,717	8,230	4,058	3,276	2,944
Restructuring charges and impairment of goodwill	7,483 (1)	—	14,974 (2)	—	—	—	—

Loss from operations	(21,380)	(8,843)	(21,767)	(3,807)	(1,323)	(1,119)	(520)
Other income (expense)	165	311	29	40	10	8	(1)

Net loss	(21,215)	(8,532)	(21,738)	(3,767)	(1,313)	(1,111)	(521)
Preferred stock dividends and accretion net of benefit to common stockholders	—	(5,474)	(511)	16	(571)	(421)	1,717

Net income (loss) available to common stockholders	$(21,215)	$(14,006)	$(22,249)	$(3,751)	$(1,884)	$(1,532)	$1,196

Basic net income (loss) per common share	$(1.16)	$(.76)	$(1.26)	$(.21)	$(.11)	$(.09)	$.07

Diluted net income (loss) per common share	$(1.16)	$(.76)	$(1.26)	$(.21)	$(.11)	$(.09)	$.07

Weighted average common shares and equivalents outstanding:
Basic	18,275	18,347	17,708	17,502	17,514	17,502	17,715

Diluted	18,275	18,347	17,708	17,502	17,514	17,502	22,882

	As of December 31					As of September 30,
	(In thousands)
	1999	2000	2001	2002	2003	2003	2004
Balance Sheet Data:
Working capital	$9,034	$11,322	$7,104	$4,020	$3,020	$3,176	$2,285

Total assets	40,535	33,530	10,414	5,798	4,282	4,498	3,836
Current portions of long-term obligations	227	16	21	14	5	5	50
Long-term obligations, less current portions	1,135	28	20	5	—	1	100
Total liabilities	9,264	3,156	1,944	1,295	1,080	1,095	1,551
Series A Preferred Stock	—	5,258	5,769	5,553	6,124	5,974	4,007
Total common stockholders’ equity (deficit)	31,271	25,116	2,701	(1,050)	(2,922)	(2,571)	(1,722)

(1)	In 1999, the Company incurred $7.5 million in restructuring charges comprised of $2.0 million in severance related costs, $3.0 million in office closures and $2.5 million for the write-off of goodwill related to the acquisition of the Institute for Software Process Improvement, Inc.
(2)	In 2001, management performed an analysis of the undiscounted cash flow from the Computer Management Resources (“CMR”) and Advance Computer Techniques (“ACT”) acquisitions and concluded that the goodwill was impaired. Based on the analysis of the discounted cash flow, an impairment charge of approximately $15 million was recorded reducing the balance to zero.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview

enherent Corp. (f/k/a PRT Group Inc.) was first incorporated as PRT Corp. of America, a New York corporation, in 1989. In 1996 the company was reincorporated in Delaware and its name was changed to PRT Group, Inc. An amendment was filed on July 12, 2000, changing the name of the company to enherent Corp. From the outset, enherent has been an information technology professional services firm providing its clients with staffing and consultative resources.

enherent became a publicly traded company in 1997. In 2000, enherent made a private offering of 8,000,000 shares of Series A Preferred Stock to raise $8,000,000 of capital.

enherent provides information technology staffing services providing clients access to expert technical support without the expense and administrative burden of maintaining facilities and technology or adding full-time personnel. enherent delivers individual or team staffing with a focus on the critical disciplines of project management, business requirements management and application development, from legacy systems and client servers to Internet and network solutions. enherent provides specific industry expertise in the insurance, financial services, capital markets/banking, pharmaceutical and high-tech industry sectors. To keep skills sharp, enherent provides training for employees.

In 2002, enherent began providing expert technical individuals to clients on a permanent basis.

In 2003, enherent reported revenues of approximately $12.1 million and a net loss of approximately $1.3 million including depreciation and amortization of $294,000 and interest of $9,000.

Through the nine-months ended September 30, 2004, enherent reported revenues of approximately $9.3 million and a net loss of $521,000 including depreciation and amortization of $106,000.

enherent’s revenues are primarily derived from consultants billing on an hourly basis on engagements with clients for a period of time and to a lesser extent enherent earns fees for recruiting individuals for permanent positions with clients.

enherent supports cross-industry platforms and technologies in targeted industry sectors including insurance, financial services, banking and capital markets, pharmaceuticals, healthcare and high-tech. enherent is active in several geographic markets, including the northeastern United States, from Massachusetts to Delaware, and the southwest United States including Texas.

enherent focuses its marketing efforts primarily at Fortune 1000-sized companies with significant information technology and application development business needs and middle-market regional companies.

The majority of enherent’s engagements are performed on a time and materials basis and tend to present lower risk and have lower gross profit margins than fixed-price engagements. Time and materials engagements consist of providing technology consultants to clients on a temporary-hire basis. The consultant’s work is supervised and managed by the client. Generally, time and materials contracts are less than a year in duration. Fixed-price engagements tend to be a higher margin, higher risk business, due to the fact that enherent is responsible for project deliverables and other conditions contained in statements of work and/or contracts with clients. Generally, fixed-price engagements last for a year or less.

enherent utilizes standard billing guidelines for consulting services based on the type of service offered. Actual billing rates are established on a project-by-project basis and may vary from the standard guidelines.

enherent typically bills its clients for time and materials services on a weekly, semi-monthly and monthly basis as specified by the contract with a particular client. Actual billing rates and payment schedules for fixed- price engagements are made on a case-by-case basis and set forth in the contract with the client. Consulting services revenues generated under time and materials engagements are recognized as the services are rendered. Consulting services revenue generated under fixed-price engagements are recognized when the work is performed based upon the proportionate performance method. enherent also recognizes revenue from permanent placement of individuals at client accounts. These revenues are recognized when the candidate has satisfied any guarantee period, which ranges from 30 to 90 days. Revenues from permanent placement of individuals represent less than 0.5% of enherent’s annual revenues, however, these revenues go directly to gross profit. enherent’s mix of business has shifted almost exclusively to time and materials engagements. In the nine-months ended September 30, 2004, enherent has been able to show improvement in its gross margin trend by focusing on its core competency, which is staffing engagements in specific industry segments including insurance, financial services, banking/capital markets, life sciences, and high tech. These staffing engagements tend to be on a time and materials basis and in enherent’s experience are less risky than fixed-fee contracts. This focus along with careful management of billing rate structures and labor costs has allowed enherent to improve performance.

enherent evaluates its financial condition and operating performance by monitoring certain factors including consultant gross profit margin by engagement, utilization levels, revenue pipeline, revenue backlog and earnings before interest, depreciation, taxes and amortization. enherent assesses the strengths and weaknesses of its business by reviewing both financial and non-financial factors including consultant gross profit margins, utilization levels, project deliverables, days sales outstanding, operating cash levels and working capital. enherent management uses these measurements and trends to detect weaknesses in its performance. During the nine-months ended September 30, 2004, enherent made recruiting, sales and other process improvements which had a positive impact on profit margins. In the nine-months ended September 30, 2004, enherent increased its gross margin on average by approximately 15% over its gross margin in the nine-months ended September 30, 2003. To manage profit margin, enherent manages the spread between the billing rate charged to the client and the rate paid to the consultant. enherent also started work for several new clients where the rate structures allowed higher margins. Upon the renewal of a consultant’s billing engagement by the client, enherent management reviews not only the consultant’s performance but the profit margin on the engagement as well. In some cases when client satisfaction has been extremely high and the consultant has taken on increased responsibility, enherent will request a bill rate increase from the client for its services thus increasing the profit margin. At times enherent has successfully renegotiated lower hourly pay rates to consultants in order to maintain appropriate profit margins. Engagements that result in a lower profit margin than the company average must be approved on a case by case basis by senior management in order to ensure proper oversight. In addition, enherent manages all consulting activities in the field and project deliverables to ensure client satisfaction.

During the nine-months ending September 30, 2004, utilization consistently ran between 92 and 94%. To accomplish this, enherent developed a greater mix of hourly and subcontract employees in order to pay for hours worked and not for downtime between assignments, which has improved both utilization and gross margin. enherent also carefully manages the quality of consultants hired through the recruiting process to avoid poor performance at the client site and potential client dissatisfaction that may result in non-payment. enherent maintains a formal sales management process and actively manages its sales pipeline to assure an adequate number of client opportunities to keep its backlog of business at levels that support its growth imperative. enherent also monitors days sales outstanding and accounts receivable to assure collections and cash flow to maintain adequate working capital. The overall goals are to stay above 25% gross margin and 93% utilization, increase revenue from quarter to quarter, maintain high client satisfaction, manage expenses carefully, and achieve positive cash flow to fund expansion.

enherent’s largest operating cost is its direct labor cost. As a result, enherent’s operating performance is dependent upon its billable consultant gross profit margin and utilization levels. enherent actively manages its billable consultant gross profit margins and utilization levels by monitoring client requirements, consultant hours, and client satisfaction. enherent utilizes hourly and salary employees as well as independent contractors to maximize billable consultant gross profit margin and utilization levels. enherent utilizes a number of factors to attempt to maximize the gross margin on each consultant. Sales executives and recruiters are paid commissions based on the level of gross margin on an engagement. enherent has increased its recruiting team and its candidate data base to provide a wider selection of candidates to choose from for each engagement, thus allowing a better match of a candidate with an appropriate hourly cost to the hourly rate charged to the client. enherent also hires hourly employees or subcontractors whenever possible on an hourly basis to mirror client payment terms (on a time and materials basis) thereby reducing risk and exposure when consultants are not fully utilized.

The market for information technology staffing and customized application development services demonstrated a continued decline throughout 2003. In the nine-months ended September 30, 2004, spending on information technology projects has shown a slight improvement. In the nine-months ended September 30, 2004, enherent’s clients have tended to approve projects or initiatives that directly improve their ability to market or sell their goods or services and which can demonstrate a rapid return on investment, rather than discretionary information technology projects which would not directly improve their ability to market or sell their goods or services or offer the same rapid return on investment. In the nine-months ended September 30, 2004, as a result of the cautious general economic climate, there were several significant trends that continued to affect spending on application development and information technology staffing services. Budgets were reduced and many clients, after reprioritizing projects, pulled work in-house thereby reducing the need for additional on-site information technology resources. In addition, many clients outsourced large portions of work to companies with certified offshore facilities to take advantage of significant cost savings. Additionally, enherent continued to face some price pressure in the nine-months ended September 30, 2004 as a result of overall budget constraints and the abundance of information technology professionals in the core information technology market space. enherent is carefully working with its billable consultants to assure that the salaries and hourly rates paid to those consultants provide enherent with a predictable and satisfactory profit margin. enherent uses its recruiting team to gain a better understanding of current market rates and trends on both the supply and demand sides. This allows enherent to price more competitively and to find and retain consulting professionals.

enherent has observed that throughout 2003 and the nine-months ended September 30, 2004, companies increasingly engaged vendor management organizations (human capital management) to assist them with managing and reducing their overall information technology expenditures. As a result of this increased use of vendor management organizations, the supplier-side resource providers, such as enherent, are encountering reduced preferred vendor status, increased competition, reduced revenues and vendor management fees. In enherent’s experience vendor management fees can range from 1% to greater than 5% of billing rates. enherent has evolved its business model to work more effectively with these vendor management organizations (VMO). In most cases, where enherent has a history of success with clients, enherent has been able to maintain a preferred vendor status with the VMO. As a preferred vendor, the company receives staffing requirements first and only competes with a limited set of other preferred vendors. VMO’s work in a variety of ways, but many “tier” the competitive process used to find resources for the client. Generally, preferred tier vendors will get resource requirements on a priority basis. If the first tier is unable to fill the requirements on a timely basis, the VMO will give the second tier vendors an opportunity to fill them, and then the third tier if one exists. enherent works with seven clients who have employed VMO’s and enherent has a preferred status in six of them. In certain situations where enherent is not a preferred vendor, it works with a company that is and assumes the role of subcontractor to a preferred vendor.

enherent has increased the number of recruiters on staff to help work more closely with each VMO. This has shown positive results by improving enherent’s ratio of hires to candidates. enherent monitors the statistics of the number of candidates provided, the number of interviews and the number of hires, in order to maintain statistics to measure performance in the same manner as the VMO’s. This keeps enherent’s performance on track to maintain preferred vendor status. enherent uses the VMO fee as a cost factor in its billing rate calculations.

The information technology services industry is highly competitive and served by numerous international, national, regional and local firms, all of which are either existing or potential competitors of enherent. Primary competitors of enherent are software consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies, offshore firms and temporary staffing firms as well as the internal information technology staff of enherent’s clients. enherent believes that the principal competitive factors in the information technology services industry include the range of services offered, cost, technical expertise, responsiveness to client needs, speed in delivering information technology solutions, quality of service and perceived value. enherent does not believe that it has a significant advantage or disadvantage with respect to any of the enumerated competitive factors.

Results of Operations

The following table sets forth selected statement of operations data as a percentage of revenues for the periods indicated:

	Years ended December 31			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	73.3	78.8	77.5	77.4	74.0

Gross profit	26.7	21.2	22.5	22.6	26.0
Selling, general and administrative expenses	49.6	39.5	33.4	34.4	31.6
Restructuring charges and impairment of goodwill	50.4	—	—	—	—

Loss from operations	(73.3)	(18.3)	(10.8)	(11.8)	(5.6)
Other income (expense)	0.1	0.2	—	0.1	—
Net loss	(73.2)	(18.1)	(10.8)	(11.7)	(5.6)
Preferred stock dividends and accretion net of benefit to common stockholders	(1.7)	0.1	(4.7)	(4.4)	18.4
Net income (loss) available to common stockholders	(74.9)%	(18.0)%	(15.5)%	(16.1)%	12.8%

Nine Months Ended September 30, 2004 Compared to Nine-Months Ended September 30, 2003

Revenues. For the nine-month period ending September 30, 2004, revenue of $9.3 million was $0.2 million, or 2%, under the $9.5 million realized in the comparable period of 2003. During 2004, revenue has shown improvement quarter to quarter due primarily to higher volume. enherent believes this trend is due to a slight improvement in the economy which has led to selective spending by information technology service purchasers.

Cost of Revenues. Cost of revenues decreased $0.5 million for the nine-month period ended September 30, 2004 to $6.9 million compared to $7.4 million for the nine-month period ended September 30, 2003. Cost of revenues as a percentage of revenues decreased from 77.4% for the nine-month period ended September 30, 2003 to 74.0% for the nine-month period ended September 30, 2004. The decrease is primarily attributed to lower compensation costs. This decrease results from transitioning to lower cost non-salaried employees and consultants.

Gross Profit. In the nine-month period ended September 30, 2004, gross profit as a percentage of revenues was 26.0% compared to 22.6% gross profit as a percentage of revenues for the nine-month period ended September 30, 2003. The increase in gross profit as a percentage of revenues for the nine-month period ended September 30, 2004 versus the comparable period of 2003 reflects higher margins on new assignments primarily due to lower staffing costs.

Selling, General & Administrative (“SG&A”) Expenses. In the nine-month period ended September 30, 2004, SG&A expenses of $2.9 million were $0.4 million or 12.1% lower than the SG&A expenses of

$3.3 million for the comparable period in the prior year. SG&A expenses as a percentage of revenue was 31.6% for the nine-month period ended September 30, 2004, compared to 34.4% for the nine-month period ended September 30, 2003.

SG&A expenses for the nine-month period ending September 30, 2004 include $0.1 million in expenses related to the proposed merger between enherent and Dynax. The lower level of SG&A expenses in the nine-month period ended September 30, 2004 versus the comparable period of the prior year reflects reductions in administrative, sales and marketing staffing levels of $0.3 million and the elimination of costs related to the Barbados Solutions Center and Dallas offices totaling approximately $0.3 million. These reductions in the 2004 period are partially offset by higher commission expense related to increased new business, and increased expenses under a management bonus plan, tied to improvements in operating profits (as opposed to budget), of approximately $0.2 million.

Loss from Operations. The loss from operations of $0.5 million for the nine-month period ended September 30, 2004 was $0.6 million lower than the $1.1 million operating loss in the nine-month period ending September 30, 2003. For the nine-month periods ending September 30, operating loss as a percent of revenue was 5.6% in 2004 compared to 11.7% in 2003.

Preferred Stock Redemption Benefit, Net of Accretion. In the second quarter of 2004, enherent purchased and retired 2,750,000 shares of its Preferred Stock for $400,000, consisting of a cash payment of $250,000 and a promissory note in the principal amount of $150,000. As the Preferred Stock was being carried at an accreted book amount of approximately $2.5 million, a non-cash benefit to common stockholders of $2.1 million was recognized. In the nine-month periods ended September 30, 2004 and 2003, accretion of approximately $349,000 and $421,000, respectively, was recognized.

Fiscal Year 2003 Compared to Fiscal Year 2002

Revenues. Revenues decreased approximately $8.7 million or 41.6% to $12.1 million in fiscal year 2003 from $20.8 million in fiscal year 2002. The decrease in revenue was mostly due to lower volume with $7.0 million lost due to non-renewals and $2.0 million due to completed assignments partially offset by new business of $0.3 million. The lower revenue represented the continued trend of lower spending for outside information technology services in the U.S. economy. Over recent years, potential customers to the technical services market have reduced or eliminated spending or redirected portions of their purchase requirements to offshore service providers.

The number of billable consultants as of December 31, 2003 and 2002, was 79 and 128, respectively.

Cost of Revenues. Cost of revenues decreased approximately $7.0 million or 42.7% to $9.4 million in fiscal year 2003 from $16.4 million for the comparable period in 2002. Approximately $7.1 million of the decrease was due to lower cost of sales on reduced volume. As a percentage of revenues, cost of revenues decreased to approximately 77.5% in fiscal year 2003 from approximately 78.8% for fiscal year 2002. The decrease in cost of revenues as a percentage of revenues was due to a combination of lower personnel costs and more efficient utilization of resources.

Gross Profit. For the reasons set forth above, gross profit increased as a percentage of revenues to approximately 22.5% in 2003 from approximately 21.2% for the comparable period in 2002.

Selling, General and Administrative (“SG&A”) Expenses. SG&A expenses decreased approximately $4.1 million or 50.8% to $4.1 million in fiscal year 2003 from $8.2 million for the comparable period in 2002. As a percentage of revenues, SG&A expenses decreased to approximately 33.4% in fiscal year 2003 from approximately 39.5% for the comparable period in 2002. The decrease in SG&A expenses was due to restructuring and cost cutting programs implemented in 2003 and 2002 in the US operations which reduced costs by $2.0 million and closure of the Barbados operation which reduced costs by $1.3 million. In addition, the 2002 period included a charge for $0.3 million for litigation and a one time favorable adjustment to bad debt expense for $0.3 million.

In fiscal year 2003, enherent recorded a charge of approximately $50,000 in connection with the severance paid to its former CFO. As of December 31, 2003, this severance obligation was paid in full.

Loss from Operations. For the reasons set forth above, loss from operations for the fiscal year 2003 decreased $2.5 million to $1.3 million compared to a loss from operations of $3.8 million in the comparable period in 2002. As a percentage of revenues, the loss from operations for fiscal year 2003 was approximately (10.8)% compared to approximately (18.3)% in the comparable period in 2002.

Other Income (Expense). Other income (expense) includes interest income, interest expense and miscellaneous income (expense). Interest income decreased approximately 73% to approximately $9,000 in 2003 from approximately $33,000 in 2002. This decrease in interest earned was due to lower cash balances and lower interest rates. Interest expense decreased approximately $6,000 in 2003 due to lower obligations on remaining capital leases. In 2003, miscellaneous income (expense) included a loss on the disposition of fixed assets of approximately $17,000.

Preferred Stock Dividends and Accretion Net of Benefit to Common Stockholders. Series A Preferred Stock dividends decreased $0.5 million in 2002 because under the terms of a stock purchase agreement with The Travelers Indemnity Company, The Travelers converted 1,000,000 shares of its Series A Preferred Stock to 1,000,000 shares of enherent common stock. Under the terms of the stock purchase agreement, The Travelers then sold the 1,000,000 shares of enherent common stock to enherent for $200,000. Subsequently, enherent retired the 1,000,000 shares of Series A Preferred Stock. The Series A Preferred Stock was carried at approximately $720,000 at the date of the transaction. Because the enherent common stock was purchased below the carrying value of the Series A Preferred Stock, a benefit to common stockholders of approximately $527,000 was recorded. Accretion on outstanding Series A Preferred Stock was approximately $571,000 for the year ended December 31, 2003 and approximately $527,000 for the year ended December 31, 2002.

Fiscal Year 2002 Compared to Fiscal Year 2001

Revenues. Revenues decreased approximately $8.9 million or 29.9% to $20.8 million in fiscal year 2002 from $29.7 million in fiscal year 2001. The decrease in revenue was primarily due to lower volume.

The number of billable consultants as of December 31, 2002 and 2001, was 128 and 254, respectively.

Cost of Revenues. Cost of revenues decreased approximately $5.4 million or 24.7% to $16.4 million in fiscal year 2002 from $21.8 million for the comparable period in 2001. As a percentage of revenues, cost of revenues increased to approximately 78.8% in fiscal year 2002 from approximately 73.3% for fiscal year 2001. A $6.0 million volume related reduction in cost of sales was partially offset by higher indirect cost of sales of $0.4 million. The increase in cost of revenues as a percentage of revenues was due to a combination of higher personnel costs and lower rates realized for billable consultants.

Gross Profit. For the reasons set forth above, gross profit decreased as a percentage of revenues to approximately 21.2% in 2002 from approximately 26.7% for the comparable period in 2001.

Selling, General and Administrative (“SG&A”) Expenses. SG&A expenses decreased approximately 44.1% to $8.2 million in fiscal year 2002 from $14.7 million for the comparable period in 2001. As a percentage of revenues, SG&A expenses decreased to approximately 39.5% in fiscal year 2002 from approximately 49.6% for the comparable period in 2001. The decrease in SG&A expenses resulted from cost-cutting measures implemented in 2001 and 2002 and a reduction in bad debt expense of approximately $1.5 million. Cost-cutting measures included staffing reductions representing approximately $2.8 million. These decreases were partially offset by the costs associated with the settlement of litigation, the closure of its Barbados based solution center and severance paid to former enherent CEO Dan Woodward. enherent implemented a plan to close its Barbados based solution center and recorded a pretax charge of approximately $440,000 in the period ended June 30, 2002. enherent recorded a liability of approximately $200,000 for severance and other employee costs for 28 support staff and approximately $95,000 for facility-related costs. The pretax charge includes approximately $145,000 to write the fixed assets down to their market value. The liability was paid as of September 30, 2002, and the office was closed on October 15, 2002. enherent recorded a charge of approximately $340,000 in connection with the severance paid to the former CEO. As of December 31, 2002, $50,000 of this severance obligation remained unpaid.

Restructuring Charges and Impairment of Goodwill. Due to significant negative industry and economic trends affecting both our current and expected future revenues, management performed an analysis of the undiscounted cash flow from the Computer Management Resources, Inc. (CMR) and Advanced Computing Techniques, Inc. (ACT) acquisitions and concluded that the goodwill was impaired. Based on the analysis of the discounted cash flow, an impairment charge of approximately $15 million was recorded in the fourth quarter of 2001 to write-down the remaining goodwill.

Loss from Operations. For the reasons set forth above, loss from operations for the fiscal year 2002 was $3.8 million compared to a loss of $21.8 million in the comparable period in 2001. As a percentage of revenues, the loss from operations for the fiscal year 2002 was approximately (18.3)% compared to approximately (73.3)% in the comparable period in 2001. For the reasons set forth above, excluding the impairment of goodwill charge, loss from operations for the fiscal year 2002 decreased $3.0 million in fiscal year 2002 to $3.8 from $6.8 million in the comparable period in 2001.

Other Income (Expense). Other income (expense) includes interest income, interest expense and miscellaneous income (expense). Interest income decreased approximately 84% to approximately $33,000 in 2002 from approximately $206,000 in 2001. This decrease in interest earned was due to lower cash balances and lower interest rates. Interest expense decreased approximately $14,000 in 2002 due to the maturing of capital leases. In 2002, miscellaneous income includes a gain on the disposal of certain fixed assets of approximately $72,000.

Preferred Stock Dividends and Accretion Net of Benefit to Common Stockholders. Series A Preferred Stock dividends decreased $0.5 million in 2002 because under the terms of its stock purchase agreement, The Travelers Indemnity Company converted 1,000,000 shares of its Series A Preferred Stock to 1,000,000 shares of enherent common stock. Under the terms of the stock purchase agreement, The Travelers then sold the 1,000,000 shares of enherent common stock to enherent for $200,000. Subsequently, enherent retired the 1,000,000 shares of Series A Preferred Stock. The Series A Preferred Stock was carried at approximately $720,000 at the date of the transaction. Because the enherent common stock was purchased below the carrying value of the Series A Preferred Stock, a benefit to common stockholders of approximately $527,000 was recorded. Accretion on the remaining preferred stock was approximately $527,000 for the year ended December 31, 2002 and approximately $511,000 for the year ended December 31, 2001.

Quarterly Results

The following table sets forth certain unaudited quarterly operations information for the most recent eleven quarters ending with the quarter ended September 30, 2004. This information has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, all adjustments consist only of normal recurring adjustments necessary for the fair presentation of the information for the period presented. This information should be read in conjunction with enherent’s Consolidated Financial Statements and related Notes thereto. Results of operations for any previous fiscal quarter are not indicative of results for the full year or any future quarter.

	Three Months Ended (in thousands)
	March 31, 2002	June 30, 2002	Sept 30, 2002	Dec 31, 2002	Mar 31, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003	Mar 31, 2004	June 30, 2004	Sept 30, 2004
Statement of Income Data:
Revenues	$5,916	$5,551	$4,944	$4,401	$3,653	$3,166	$2,708	$2,617	$2,912	$3,151	$3,256
Cost of revenues	4,724	4,333	3,908	3,424	2,915	2,369	2,086	2,039	2,181	2,331	2,383

Gross profit	1,192	1,218	1,036	977	738	797	622	578	731	820	873
Selling, general and administrative	2,988	2,254	1,940	1,048	1,248	1,236	792	782	925	1,018	1,001
Loss from operations	$(1,796)	$(1,036)	$(904)	$(71)	$(510)	$(439)	$(170)	$(204)	(194)	(198)	(128)
Other income (expense)	11	10	5	14	4	3	1	2	—	(1)	—

Net loss	(1,785)	(1,026)	(899)	(57)	(506)	(436)	(169)	(202)	(194)	(199)	(128)
Series A Preferred stock dividends and accretion net of benefit to common stockholders	400	(124)	(128)	(132)	(136)	(141)	(144)	(150)	(154)	1,970	(99)

Net income (loss) available to common stockholders	$(1,385)	$(1,150)	$(1,027)	$(189)	$(642)	$(577)	$(313)	$(352)	$(348)	$1,771	$(227)

As a Percentage of Revenue:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	79.9	78.1	79.0	77.8	79.8	74.8	77.0	77.9	74.9	74.0	73.2

Gross profit	20.1	21.9	21.0	22.2	20.2	25.2	23.0	22.1	25.1	26.0	26.8
Selling, general and administrative	50.5	40.6	39.2	23.8	34.2	39.1	29.3	30.0	31.8	32.3	30.7
Loss from operations	(30.4)	(18.7)	(18.2)	(1.6)	(14.0)	(13.9)	(6.3)	(7.9)	(6.7)	(6.3)	(3.9)
Other income (expense)	.2	.2	.1	.3	.1	.1	—	.1	—	—	—

Net loss	(30.2)	(18.5)	(18.1)	(1.3)	(13.9)	(13.8)	(6.3)	(7.8)	(6.7)	(6.3)	(3.9)
Series A Preferred stock dividends and accretion net of benefit to common stockholders	6.8	(2.2)	(2.6)	(3.0)	(3.7)	(4.4)	(5.3)	(5.7)	(5.3)	62.5	(3.0)

Net income (loss) available to common stockholders	(23.4)%	(20.7)%	(20.7)%	(4.3)%	(17.6)%	(18.2)%	(11.6)%	(13.5)%	(12.0)%	56.2%	(6.9)%

Liquidity and Capital Resources

Cash and Working Capital. As of September 30, 2004, enherent had cash and cash equivalents of $1.7 million, a decrease of $1.0 million from December 31, 2003. Working capital of $2.3 million was $0.7 million lower then December 31, 2003. The primary uses of cash during the nine-month period ended September 30, 2004, were to fund operating activities in the amount of $0.5 million and to finance increased working capital related to the growth of the business in the amount of $0.3 million. Cash used in operating activities include approximately $0.1 million for costs related to the proposed merger with Dynax. Also, during the nine-month period ended September 30, 2004, enherent used $250,000 in cash, and issued a promissory note in the principal amount of $150,000 to finance the redemption of 2,750,000 shares of enherent Series A Preferred Stock and the accompanying warrants to purchase common stock.

In enherent’s normal operating cycle, cash is used to fund working capital to the extent increases in receivables exceeds increases in accounts payable and accrued expenses. In periods when sales are increasing quarter to quarter, the trend is for receivables to increase because collections typically trail sales by up to 60 days from billing. This use of working capital is partially offset by increases in accounts payable and accrued expenses. To the extent that cash from operations is not sufficient to fully fund operations, available cash is used. At this time enherent has no external lines of credit or financing. During the three years ended December 31, 2003 and the nine-months ended September 30, 2004, enherent used available cash to fund its operations. In spite of operating losses during the three years ended December 31, 2003 and the nine-months ended September 30, 2004, enherent had positive cash flow from increased collections of historical accounts receivable and negotiating later payment dates with vendors. As enherent’s revenues decreased from operations the company implemented aggressive cost containment policies. As a result, enherent’s net losses decreased significantly in 2003 and for the nine-months ended September 30, 2004, and therefore, less cash was needed to fund the net losses. During the nine-months ended September 30, 2004, the average cash used by enherent was $254,000 per quarter. Based on enherent’s performance in 2003, and the nine-months ended September 30, 2004, management believes available cash and cash equivalents of $1.7 million will be adequate to fund the company’s operations at current levels for the next 12 months. If cash and cash equivalents are insufficient to fund enherent’s operations, enherent may be required to seek additional sources of financing in the future. If enherent is unsuccessful in obtaining additional sources of financing, it could experience difficulty meeting its current obligations as they become due.

Accounts Receivable. In the nine-month period ended September 30, 2004 there was a net increase in accounts receivable of approximately $0.6 million primarily due to the lag in collections and the fact that current 2004 periods’ sales have increased each quarter. This is a reversal of the trend of the recent periods ending December 31, 2003 during which revenues were declining and, on a net basis, receivables were decreasing. Billed Days Sales Outstanding (“DSO”), net of allowance for doubtful accounts, were 48 days at September 30, 2004 and 44 days at December 31, 2003. The increase in DSO is primarily the result of the establishment of new accounts.

Accounts Payables, Accrued Expenses and Accrued Compensation. Accounts payable represent actual invoices received and processed for payment according to contract or invoice terms. Accrued expenses and accrued compensation represent amounts owed for goods and services where invoices have not been presented or processed and for employees compensation paid in arrears. In the nine-month period ending September 30, 2004 the total of amounts owed rose $0.4 million over the corresponding figure at December 31, 2003. The increase was due primarily to a higher level of operating expenses associated with higher sales.

enherent anticipates that its primary uses of cash in the near term will be to fund enherent’s operations and complete the proposed merger with Dynax. Management believes that the cash equivalents at September 30, 2004 are sufficient to fund operations for the next twelve months and satisfy all obligations due under its $150,000 note and capital and non-cancelable operating leases. As of September 30, 2004, enherent’s obligations under capital leases, all due within the next year, totaled $1,000. Obligations under non-cancelable operating leases total $16,000. In October 2004 enherent extended its operating lease on the Windsor headquarters premises for a period of six months at rates and terms comparable to its expiring lease. Rent due over the six-month extension is approximately $90,000. In addition, enherent estimates total costs related to the proposed merger with Dynax will be approximately $300,000, of which $100,000 have already been incurred. Also, as a result of enherent’s acquisition of 2,750,000 shares of its Series A Preferred Stock described in Note 4 to the Condensed Consolidated Financial Statements, enherent expended $250,000 in April 2004 and is obligated to make principal and interest payments on a three year $150,000 promissory note. Annual principal payments of $50,000 are due commencing on April 15, 2005. If cash generated from operations is insufficient to satisfy enherent’s liquidity requirements, enherent may be required to seek additional sources of financing in the future. If enherent is unsuccessful in obtaining additional sources of financing, it could experience difficulty meeting its current obligations as they become due.

The holders of the remaining Series A Preferred Stock have a redemption right, exercisable at their option, at a value of $1.00 per share. enherent does not have sufficient cash to redeem, in full, the 4,250,000 shares of

Series A Preferred Stock currently outstanding. Should the holders of the preferred shares exercise their optional redemption feature, enherent will be required to obtain financing to make such redemption payment or negotiate a non-cash settlement. The holders of the preferred shares gave enherent written notice of their irrevocable election to postpone until January 15, 2006 the exercise of their right to require redemption of the Series A Preferred Stock, which redemption right would otherwise become exercisable on April 15, 2005.

On October 28, 2004, the four holders of all outstanding shares of Series A Preferred Stock entered into an agreement with enherent under which they agreed that immediately prior to the consummation of the merger they will exchange the Series A Preferred Stock held by each of them for enherent common stock on a one for two basis and will cancel all warrants held by each of them. At the same time, enherent will deliver to each such holder a secured promissory note. According to the terms of three of the promissory notes having an aggregate principal amount of $1,412,500, 6.00% interest on the amount outstanding shall be payable in arrears. These three notes will have terms of five years and no principal payments shall be owed in the first twenty-nine months. Thereafter, semi-annual principal payments in the amount of $176,563 shall be due for the following two years and for the last year semi-annual principal payments in the amount of $353,125 shall be due. According to the terms of the fourth note in the principal amount of $187,500, no interest shall be charged. This note shall have a term of two years and quarterly principal payments in the amount of $23,438 shall be made over an eight quarter period.

Quantitative and Qualitative Disclosures About Market Risk

For the period ended September 30, 2004, enherent did not experience any material changes in market risk exposures that affect the quantitative and qualitative disclosures presented in this joint proxy statement/prospectus.

Critical Accounting Policies

In preparing enherent’s consolidated financial statements in conformity with accounting principles generally accepted in the United States, enherent uses certain estimates and assumptions that affect the reported amounts and related disclosures and may vary from actual results. enherent considers the following accounting policies as those most important to the portrayal of its financial condition and those that require the most subjective judgment. Although enherent believes that its estimates and assumptions are reasonable, actual results may differ, and such differences could be significant to its financial results.

Revenue Recognition

Revenue is primarily derived from placing consultants on engagements with clients for a specified period of time. Revenue is recognized as services are performed on a time-and-materials basis and calculated from a consultant’s time sheet and expense report using agreed-upon hourly rates. Revenues may also be earned from fees earned on recruiting individuals for positions in client companies as full time employees (permanent placements). Revenues from permanent placements are recognized when the candidate has satisfied any guarantee period, which range from 30 to 90 days. Revenue in the 2003 period included approximately $56,000 from permanent placement fees. From time to time, project development work with a defined scope and a detailed budget is sold at a fixed price. Revenue for fixed price project development contracts is recognized in the period earned using the proportional performance method with revenues being recognized ratably over the performance period. From time to time, enherent also enters into fixed priced software development contracts. enherent recognizes revenue from fixed price software contracts using the percentage of completion method of accounting based on hours to date in comparison to total hours projected at completion. Financial reporting of these agreements depends on estimates, which are assessed continually during the term of the agreement (including overruns and additional charges for scope changes), as such estimated amounts are subject to revisions as the project progresses. Anticipated losses on fixed price contracts are recognized when estimable. Cash payments received but unearned are recognized as deferred revenue. In 2003 enherent was not a party to any fixed price contracts and had no such revenue.

Accounts Receivable—Allowance for Doubtful Accounts

enherent’s accounts receivable balance is reported net of allowances for amounts not expected to be collected from clients. Because its accounts receivable typically are unsecured, enherent periodically evaluates the collectibility of these accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of the receivables. To evaluate a specific customer’s ability to pay, enherent analyzes financial statements, payment history and third-party credit analysis reports. In cases where the evidence suggests a customer may not be able to satisfy its obligations, enherent sets up a specific reserve in an amount determined to be appropriate for the perceived risk.

Goodwill

In assessing the recoverability of enherent’s goodwill, enherent must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the goodwill. Due to significant negative industry and economic trends affecting both our current and expected future revenues, management performed an analysis of the undiscounted cash flow from the CMR and ACT acquisitions and concluded that the goodwill was impaired. Based on the analysis of the discounted cash flow, an impairment charge of approximately $15 million was recorded in the fourth quarter of 2001, reducing the balance of goodwill to zero.

Deferred Taxes

For U.S. federal income tax purposes, at December 31, 2003, enherent had a net loss carryforward of approximately $46.3 million, which begins to expire in 2018. Due to the uncertainty of its ability to utilize these deferred tax assets, enherent has provided a valuation allowance to offset these deferred tax assets. If enherent generates U.S. taxable income in future periods, reversal of this valuation could have a significant positive impact on net income.

Off-Balance Sheet Transactions

There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations), or other relationships of enherent with unconsolidated entities or other persons that have, or may have, a material effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources of enherent.

Contractual Obligations

The following table of contractual obligations sets forth the contractual obligations of enherent as of December 31, 2003:

Contractual Obligations	Payment due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	$—	$—	$—	$—	$—
Capital Lease Obligations	$5,361	$5,361	$—	$—	$—
Operating Lease Obligations	$155,509	$151,495	$4,014	$—	$—
Purchase Obligations	$—	$—	$—	$—	$—
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP	$—	$—	$—	$—	$—

Total	$160,870	$156,856	$4,014	$—	$—

Management of enherent

Directors and Executive Officers

The following table provides information about the executive officers and directors of enherent who are anticipated to serve as a director and/or executive officer of the surviving corporation and their respective ages and positions as of December 15, 2004. On the effective date of the merger, the directors who will continue as directors of the surviving corporation will be appointed to staggered terms, which means that one-third of the directors will be elected each year at the annual meeting of stockholders.

Name	Age	Position chosen or nominated to assume at the surviving corporation	Number of years with enherent
Douglas K. Mellinger	40	Director, Vice Chairman	15
Douglas A. Catalano	54	Director	1

Douglas K. Mellinger founded PRT Corp. of America, enherent’s predecessor, in 1989 and was CEO from its inception until June 1999. Mr. Mellinger has been a director of enherent since 1989 and was named Vice Chairman of enherent on February 10, 2004. In April 2000, Mr. Mellinger was one of the founders of Foundation Source, a philanthropic solutions company. Mr. Mellinger became Chairman of Foundation Source in April 2001 and CEO of Foundation Source in August 2001. As of July 1, 2003, Mr. Mellinger changed his positions in Foundation Source to Vice Chairman and Founder. Mr. Mellinger is founder and Partner of Zeno Ventures, a holding company. Mr. Mellinger was a Partner of Interactive Capital, an investment company, between July, 2000 and August 2001. Prior to starting enherent, Mr. Mellinger was the National and International Director of the Association of Collegiate Entrepreneurs. Mr. Mellinger was the Chairman of the National Commission on Entrepreneurship in Washington, D.C. and on the Board of The Kauffman Center for Entrepreneurial Leadership. Mr. Mellinger is on the Advisory Board for the London Business School. Mr. Mellinger is the past International President of the Young Entrepreneurs’ Organization and a member of the Young Presidents’ Organization.

Douglas A. Catalano has been Chairman, Chief Executive Officer and President of enherent since February 2004. Mr. Catalano joined the enherent board of directors in August 2003, and served as Interim CEO (as a consultant) from October 2003 to February 2004. He is a 25-year consulting and information technology services veteran with extensive experience in the professional services, systems integration, outsourcing and software industries. Prior to joining enherent, from 1998 to 2003, Mr. Catalano was CEO, President and Chairman of Granitar Inc., an internet consulting, systems integration and systems development firm. From 1996 to 1998, Mr. Catalano was CEO and President of Peritus Software Services, a provider of software maintenance solutions. Prior to that, Mr. Catalano spent 15 years with CSC Consulting, a division of Computer Sciences Corporation. He held various positions at CSC Consulting, including President from 1990 through 1996. Mr. Catalano graduated from Northeastern University’s College of Business Administration with a B.S. in Finance.

Executive Compensation

Following the consummation of the merger, no executive officers of enherent will continue to serve as executive officers of the surviving corporation, therefore, no information regarding the compensation of enherent executive officers is included in this joint proxy statement/prospectus.

Director Compensation

Directors are not entitled to fees for serving on enherent’s board of directors or committees thereof, except that Mr. Mellinger currently receives $5,000 a month in consideration for his significant time and services devoted to enherent in his capacity as vice chairman. Mr. Mellinger provides assistance to enherent related to the development of corporate strategy, including but not limited to market positioning and merger and acquisition opportunities. All directors, however, are reimbursed for travel expenses incurred in connection with attending director and committee meetings. In addition, under the terms of the enherent’s stock option plan, prior to December 1999, directors who were not executive officers of enherent were automatically granted annually options to purchase up to 3,000 shares of enherent common stock. In December 1999, the board of directors of enherent approved an increase in the number of options granted to directors annually to options to purchase up to 20,000 shares of enherent common stock.

Certain Relationships and Related Transactions

enherent had no transactions during 2003 required to be reported under this caption.

Pursuant to an agreement entered into and effective as of September 14, 2004, enherent and Douglas Mellinger agreed that for a term generally ending on December 31, 2007, Mr. Mellinger will coordinate activities under the direction of the chief executive officer. Mr. Mellinger will provide assistance to enherent related to the development of enherent’s corporate strategy, including but not limited to market positioning and merger and acquisition strategy.

The agreement provides that Mr. Mellinger will continue to be a nonemployee member of the Board of Directors and the vice chairman and that he will not be deemed to be an employee of enherent. enherent agreed to pay Mr. Mellinger an annual fee of $60,000, payable $5,000 each month, during the term of the agreement. enherent further agreed to grant options to purchase 500,000 shares of enherent’s common stock, at the fair market value on the date of the grant, which was $0.11 per share, to Mr. Mellinger pursuant to a non-qualified stock option agreement.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership, as of January 25, 2005, of shares of enherent common stock by (i) each person known by enherent to be the beneficial owner of more than 5% of enherent’s issued and outstanding common stock, as well as the outstanding Series A Preferred Stock (ii) each of enherent’s directors, (iii) each of enherent’s executive officers, and (iv) all directors and executive officers of enherent as a group. Except as noted below, enherent believes that each of the persons listed has sole voting and investment power with respect to the shares included in the table.

	Amount and Nature of Beneficial Ownership (1)
Name and Address of Beneficial Owner	Number of Shares (2)		Percent of Voting Stock (3)	Series A Preferred Stock	Percent of Class
Tudor BVI Global Portfolio Ltd. 40 Rowes Wharf Boston, MA 02110	6,387,300	(4)	26.5%	3,750,000	88.2%

Paul L. Mellinger 11111 Santa Monica Blvd. Suite 1210 Los Angeles, CA 90025	2,043,080		11.1%

Douglas K. Mellinger C/O enherent Corp. 80 Lamberton Rd. Windsor, CT 06095	1,960,290	(5)	10.5%

Gregory S. Mellinger 458 Boston Street, Suite 2-6 Topsfield, MA 01983	1,785,980		9.7%

Rho Management, Inc. 152 West 57th Street, 23rd Floor New York, NY 10019	1,103,308		6.0%

	Amount and Nature of Beneficial Ownership (1)
Name and Address of Beneficial Owner	Number of Shares (2)		Percent of Voting Stock (3)	Series A Preferred Stock	Percent of Class
Douglas A. Catalano C/O enherent Corp. 80 Lamberton Rd. Windsor, CT 06095	750,000	(6)	4.0%

EFG Eurofinancial Investment Company Vila Les Aigles 15 Avenue D’Ostende Monaco—98000	750,000	(7)	4.0%	500,000	11.8%

Irwin J. Sitkin C/O enherent Corp. 80 Lamberton Rd. Windsor, CT 06095	113,500	(8)	*

Robert P. Forlenza C/O enherent Corp. 80 Lamberton Rd. Windsor, CT 06095	100,000	(9)	*

James C. Minerly C/O enherent Corp. 80 Lamberton Rd. Windsor, CT 06095	16,666	(10)	*

Felicia A. Norvell C/O enherent Corp. 80 Lamberton Rd. Windsor, CT 06095	17,999	(11)	*

Directors and executive officers as a group (6 persons)	2,958,455		15.6%

*	Less than 1%
(1)	On January 25, 2005, there were 18,433,854 shares of enherent common stock outstanding. Each person named below has sole investment and voting power with respect to all shares of our common stock shown as beneficially owned by the person, except as otherwise indicated below.
(2)	Under applicable rules promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, a person is deemed the “beneficial owner” of a security with regard to which the person, directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose or direct the disposition of the security, in each case irrespective of the person’s economic interest in the security. Under these SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through (x) the exercise of any option or warrant or (y) the conversion of another security.
(3)	In determining the percent of enherent’s common stock owned by a person (a) the numerator is the number of shares of enherent’s common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities, and (b) the denominator is the total of (i) the 18,433,854 shares of enherent common stock outstanding on January 25, 2005 and (ii) any shares of enherent common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities. Neither the numerator nor the denominator include shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities.
(4)

Includes 3,750,000 shares issuable upon conversion of Series A Preferred Stock held by Tudor BVI Global Portfolio Ltd., Raptor Global Portfolio Ltd., and Tudor Arbitrage Partners L.P. (the “Tudor Funds”) and 1,875,000 shares subject to warrants currently exercisable or exercisable within 60 days of the date hereof.

The Tudor Funds have agreed that immediately prior to the consummation of the merger they will exchange the Series A Preferred Stock held by each of them for enherent common stock on a one for two basis and to cancel all warrants held by each of them. At the same time, enherent will deliver to each such holder a secured subordinated promissory note.

(5)	Includes 80,000 shares of common stock which Mr. Mellinger has a right to acquire within 60 days through the exercise of option grants granted under enherent’s Amended and Restated 1996 Stock Incentive Plan.
(6)	Consists of 50,000 shares of common stock which Mr. Catalano has a right to acquire within 60 days through the exercise of option grants granted under enherent’s Amended and Restated 1996 Stock Incentive Plan and 700,000 shares of restricted stock granted to Mr. Catalano under a Restricted Stock Agreement.
(7)	Consists of 500,000 shares issuable upon conversion of Series A Preferred Stock held by EFG Eurofinancial Investment Company and 250,000 shares subject to warrants currently exercisable or exercisable within 60 days of the date hereof. EFG has agreed that immediately prior to the consummation of the merger it will exchange the Series A Preferred Stock held by it for enherent common stock on a one for two basis and to cancel the warrant held by EFG. At the same time, enherent will deliver to EFG a secured subordinated promissory note.
(8)	Includes 108,500 shares of common stock which Mr. Sitkin has a right to acquire within 60 days through the exercise of option grants granted under enherent’s Amended and Restated 1996 Stock Incentive Plan and 5,000 shares are held by the Sitkin Family Foundation, for which Mr. Sitkin disclaims beneficial ownership.
(9)	Consists of 100,000 shares of common stock which Mr. Forlenza has a right to acquire within 60 days through the exercise of option grants granted under enherent’s Amended and Restated 1996 Stock Incentive Plan.
(10)	Consists of 16,666 shares of common stock which Mr. Minerly has a right to acquire within 60 days through the exercise of option grants granted under enherent’s Amended and Restated 1996 Stock Incentive Plan.
(11)	Consists of 17,999 shares of common stock which Ms. Norvell has a right to acquire within 60 days through the exercise of option grants granted under enherent’s Amended and Restated 1996 Stock Incentive Plan.

Description of Capital Stock

General. The authorized capital stock of enherent consists of 50,000,000 shares of voting common stock, 1,000,000 shares of non-voting common stock and 10,000,000 shares of preferred stock, $0.001 par value per share. The following description of the capital stock of enherent is a summary and, as such, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the more complete descriptions contained in the form of Amended and Restated Certificate of Incorporation of enherent and the form of Amended and Restated By-Laws of enherent, each as shall be in effect on the date of this joint proxy statement/prospectus. Upon completion of the merger, enherent will have approximately 49,582,344 shares of voting common stock outstanding, no shares of non-voting common stock outstanding and no shares of preferred stock outstanding. As of December 15, 2004, there were approximately 1,600 record holders of voting common stock and no outstanding shares of non-voting common stock.

Voting Common Stock and Non-Voting Common Stock. enherent’s certificate of incorporation provides for two classes of common stock: voting common stock and non-voting common stock. The two classes of common stock are substantially identical except for disparity in voting power.

Each share of voting common stock entitles the holder of record to one vote, and each share of non-voting common stock does not entitle the holder of record to vote, at each annual or special meeting of stockholders and for all other purposes. The holders of shares of voting common stock do not have cumulative voting rights.

The holders of the voting common stock and non-voting common stock are entitled to receive dividends and other distributions as may be declared thereon by the board of directors of enherent out of assets or funds of enherent legally available therefor, subject to the rights of the holders of any series of preferred stock then outstanding and any other provision of the certificate of incorporation. enherent’s certificate of incorporation provides that if at any time a dividend or other distribution in cash or other property is paid on the voting common stock or non-voting common stock, a like dividend or other distribution in cash or other property will also be paid on the non-voting common stock or voting common stock, as the case may be, in an equal amount per share. The certificate of incorporation provides that if shares of voting common stock are paid as a dividend on voting common stock and shares of non-voting common stock are paid as a dividend on shares of non-voting common stock, in an equal amount per share of voting common stock and non-voting common stock, such payment will be deemed to be a like dividend or other distribution. In the case of any split, subdivision, combination or reclassification of voting common stock or non-voting common stock, the shares of non-voting common stock, or voting common stock, as the case may be, will also be split, subdivided, combined or reclassified so that the number of shares of voting common stock and non-voting common stock outstanding immediately following such split, subdivision, combination or reclassification will remain in the same proportion to each other as that which existed immediately prior thereto.

In the event of any liquidation, dissolution or winding up of enherent, the holders of voting common stock and non-voting common stock will be entitled to receive the assets and funds of enherent available for distribution after payments to creditors and to the holders of any preferred stock of enherent that may at the time be outstanding, in proportion to the number of shares held by them, respectively, without regard to class.

In the event of any corporate merger, consolidation, purchase or acquisition of property or stock, or other reorganization in which any consideration is to be received by the holders of voting common stock or non-voting common stock, the holders of voting common stock and non-voting common stock will receive the same consideration on a per share basis, except that the disparity in voting rights may continue if any portion of such consideration consists of stock.

The certificate of incorporation further provides that each share of non-voting common stock may be converted into shares of voting common stock at any time at the option of the holder thereof. Holders of the voting common stock and non-voting common stock have no preemptive, subscription or redemption rights, and, except as set forth in the preceding sentence, there are no conversion or similar rights with respect to such shares. The outstanding shares of voting common stock are fully paid and non-assessable. The voting common stock is currently traded on the OTCBB under the symbol “ENHT.OB.” Currently, enherent has no outstanding shares of non-voting common stock.

Preferred Stock. The board of directors of enherent, without further stockholder authorization, is authorized to issue, from time to time, preferred stock in one or more series, to establish the number of shares to be included in any such series and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on the voting common stock and non-voting common stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation. The ability of the board of directors of enherent to issue preferred stock, while providing flexibility in connection with financing, acquisitions and other corporate purposes, could have the effect of discouraging, deferring or preventing a change in control of enherent or an unsolicited acquisition proposal, since the issuance of preferred stock could be used to dilute the share ownership of a person or entity seeking to obtain control of enherent. In addition, because the board of directors of enherent has the power to establish the preferences, powers and rights of the shares of any such series of preferred stock, it may afford the holders of any preferred stock preferences, powers and rights (including voting rights) senior to the rights of the holders of voting common stock and non-voting common stock, which could adversely affect the rights of holders of voting common stock and non-voting common stock.

Series A Preferred Stock

General. In April of 2000 enherent designated 8,000,000 shares of preferred stock of enherent as Series A Preferred Stock. As of January 25, 2005, enherent had 4,250,000 shares of Series A Preferred Stock outstanding held by four record holders. Series A Preferred Stock ranks prior to all other classes or series of capital stock of enherent (the “Junior Securities”) with respect to the payment of dividends and other distributions, and distribution of assets upon liquidation, dissolution, or winding up, and redemption. The merger agreement contemplates that prior to the closing of the merger all outstanding shares of Series A Preferred Stock will have been converted into enherent common stock. On October 28, 2004, the holders of all outstanding shares of Series A Preferred Stock entered into an agreement with enherent under which they agreed that immediately prior to the consummation of the merger they will exchange the Series A Preferred Stock held by each of them for enherent common stock on a one for two basis and will cancel all warrants held by each of them. At the same time, enherent will deliver to each such holder a secured subordinated promissory note.

Dividends. No dividends or distributions may be declared, paid or set aside for payment by enherent without the prior approval of the holders of 70% of the outstanding shares of Series A Preferred Stock. In the case where enherent does declare, order pay or make a dividend or other distribution, then in each such case, the holders of Series A Preferred Stock shall be entitled to receive the same dividend or distribution received by a holder of the number of shares of common stock into which such shares of Series A Preferred Stock are convertible into common stock shares. Holders of Series A Preferred Stock are not entitled to any other dividends or distributions.

Liquidation, Dissolution, Winding Up. Upon any liquidation, dissolution or winding up of enherent, the holders of Series A Preferred Stock are entitled to be paid a liquidation preference equal to $1.00 per share of Series A Preferred Stock plus all unpaid dividends or other distributions before any distribution is made to any shares of Junior Securities. In addition, if all liquidation preferences have been paid in full or if necessary funds have been set aside, the holders of Series A Preferred Stock are entitled to share with the holders of common stock pro rata all other distributions made to common stock holders based on the number of shares the shares of Series A Preferred Stock would be convertible into shares of common stock.

Voting. As long as the Series A Preferred Stock remain outstanding, each holder of Series A Preferred Stock shall be entitled to vote on all matters voted on by holders of voting common stock entitled to vote, voting together as a single class. With respect to any such vote, holders of Series A Preferred Stock shall be entitled to the number of votes such shares would be entitled to if they were converted into shares of voting common stock.

Holders of at least 70% of the outstanding shares of Series A Preferred Stock, voting as a separate class, must approve: (a) the authorization, issuance or increase of any shares of capital stock or securities convertible into capital stock that would rank senior to or on parity with the Series A Preferred Stock; (b) any increase in the number of authorized shares of Series A Preferred Stock including securities convertible into Series A Preferred Stock; (c) any amendment to the certificate of incorporation that would decrease the number of authorized shares of Series A Preferred Stock, increase or decrease the par value of $0.001 per share or the stated value of $1.00 per share (the “Stated Value”) of Series A Preferred Stock of the Series A Preferred Stock or adversely affect the rights of Series A Preferred Stock; or (d) reclassify any Junior Securities into shares having a preference or priority as to dividends, distributions, registration rights, liquidation rights or as to redemption senior to or on a parity with any such preference or priority of the Series A Preferred Stock.

Neither enherent nor any subsidiary of enherent shall do any of the following without the approval of holders of at least 70% of the outstanding shares of Series A Preferred Stock, voting as a separate class: (a) create or authorize the creation of any series of capital stock or security convertible into capital stock senior or pari passu to the Series A Preferred Stock as to liquidation, dividends, redemption or registration rights; (b) amend certificate of incorporation or bylaws of enherent to adversely affect the rights and preferences of Series A Preferred Stock; (c) become subject to an agreement that would restrict enherent’s performance of its obligations under the terms of the certificate of designation, the bylaws, the Securities Purchase Agreement dated April 13, 2000 among enherent and certain purchasers as designated therein or any other “Transaction Document” (as such term is defined in the Securities Purchase Agreement); or (d) obligate itself to do any of the foregoing.

Holders of 20% of the outstanding shares of Series A Preferred Stock may request a special meeting of the holders of Series A Preferred Stock. A quorum for such a meeting shall be the presence in person or proxy of at least 70% of the total number of shares of Series A Preferred Stock then outstanding. Each holder of Series A Preferred Stock shall be entitled to one vote per share of Series A Preferred Stock.

Conversion. The holders of Series A Preferred Stock have the right to convert each share of Series A Preferred Stock into a number of shares of voting common stock determined by dividing the Stated Value for each such share so converted by the conversion price of $1.00, as adjusted from time to time. No fractional shares of voting common stock shall be issued upon conversion. Cash payments shall be made in lieu of fractional shares. Currently, the Series A Preferred Stock is convertible into enherent common stock on a one-for-one basis.

Redemption. enherent has no right to redeem any shares of Series A Preferred Stock without the prior written consent of the holder thereof. On or after April 15, 2005, each holder of Series A Preferred Stock will have the right to require enherent to redeem a part or all of such holder’s shares of Series A Preferred Stock at a price equal to the liquidation preference stated above. Effective October 28, 2004, each of the holders of Series A Preferred Stock agreed to defer any exercise of this redemption right to a date no earlier than January 15, 2006.

On October 28, 2004, the four holders of all outstanding shares of Series A Preferred Stock entered into an agreement with enherent under which they agreed that immediately prior to the consummation of the merger they will exchange the Series A Preferred Stock held by each of them for enherent common stock on a one for two basis and will cancel all warrants held by each of them. At the same time, enherent will deliver to each such holder a secured promissory note. According to the terms of three of the promissory notes (having an aggregate principal amount of $1,412,500), 6.00% interest on the amount outstanding shall be payable in arrears. These three notes will have terms of five years and no principal payments shall be owed in the first twenty-nine months. Thereafter, semi-annual principal payments in the amount of $176,563 shall be due for the following two years and for the last year semi-annual principal payments in the amount of $353,125 shall be due. According to the terms of the fourth note in the principal amount of $187,500, no interest shall be charged. This note shall have a term of two years and quarterly principal payments in the amount of $23,438 shall be made over an eight quarter period.

Dynax Solutions Inc.

General. Dynax is an information technology services firm with a primary focus of providing clients with: (a) individual staffing and consultative resources on a temporary basis; and (b) teams of technical consultants trained in the delivery of solutions related to systems integration, network and security, and application services. Our temporary staffing services allow clients to use Dynax consultants to address resource demands. Our solutions service offerings combine project management, technical and industry expertise, and as required, software product licenses and computer equipment to deliver business value. Dynax’s client base is concentrated in New York, New Jersey, Washington, DC, and North Carolina. Dynax is headquartered in New York, New York with executive offices at 192 Lexington Avenue.

Dynax was incorporated in 1997 through the combination of Dynax Resources, Inc., Prime Time Staffing, Inc. and Lauren & Associates Personnel, Inc. Dynax Resources, Inc. had been in business since 1969 focusing on providing IBM systems integration services, and the resale of IBM software product licenses and IBM computer equipment to the middle market. Prime Time Staffing (incorporated in 1993), and Lauren & Associates, (incorporated in 1999) focused on temporary staffing for Fortune 1000 companies. In 1999, Dynax acquired Software Automation Inc., a financial services application development firm. In the same year, Dynax made investments in developing e-business and web based service offerings in response to the rapid growth for internet and telecommunications services.

Since 1985 Dynax has had a business partnership relationship with IBM that is supportive of its solution services business. In 1992 Dynax elevated its partnership with IBM to a premier status in the software license and computer hardware programs in order to support an expansion of its systems integration and applications businesses. Dynax leverages the IBM partnership to train and certify sales personnel in the IBM solutions selling process and the functions, features and benefits of the IBM products. Dynax leverages IBM’s technical training to train and certify its consultants in the IBM products that we use to support our application and system integration solutions. In order to maintain the premier partnership, Dynax must achieve annual financial goals and maintain a high level of customer satisfaction. Dynax receives commissions and other financial incentives related to achievement of the financial goals.

Dynax Resources also had a business relationship with Agilysys, a value added computer hardware and software products distributor. Both of these relationships continue to be maintained to support Dynax’s solutions business model.

Dynax management believes that its success depends in part on its ability to satisfy customer needs through its flexible services delivery model and its commitment to delivering value in every engagement. Dynax’s delivery model includes both the temporary staffing of a project team to be managed by the client, as well as a solutions delivery model where a team of consultants is staffed and managed by Dynax. For temporary staffing engagements, Dynax will generally recruit hourly employees and independent contractors with technical or business knowledge skills that meet client requirements. For solutions engagements, Dynax will deploy a project team led by a Dynax project manager and staffed primarily with experienced full time Dynax employees who have been trained both in the technologies needed to deliver the solution and Dynax’s proprietary project life cycle methodology. Dynax delivers solutions engagements in the systems integration, network and security, and application services areas. Dynax partners with its clients on each solution engagement to understand the client’s business objectives and to align the objectives to a technology solution. The technology solution includes services and historically also typically has involved software product licenses and computer equipment. Dynax acts as the system integrator to bring all of the elements of a technology solution together to meet client requirements. Dynax delivers each solutions engagement under a contractual agreement, which details the services project deliverables, pricing, timeframe for delivery and project completion criteria, as well as pricing for any software product licenses or computer equipment that will be delivered as part of the solution. To ensure consistent delivery of quality solutions and services, Dynax leverages its project life cycle methodology which has four major phases: Define Solution, Design Solution, Develop Solution, and Deploy Solution. The Define Solution is focused on establishing the project infrastructure and producing a requirements document that specifies the functionality to be deployed in the solution. The Design Solution is focused on the design of the database, user interface, business and technical components, and security infrastructure that comprise the solution. The Develop Solution is focused on building the database, business and technical components, conversion programs and documentation for the solution. The Deploy Solution is focused on the client’s testing, training and implementation of the solution. Each project phase has mandatory and optional pre-defined project activities. To insure quality, each phase of the methodology has entrance and exit criteria that test the completeness of the deliverables produced in the phase.

Information Technology Staffing and Solution Services. Dynax delivers services to its clients with individual staffing and consultative personnel on a temporary basis and teams of technical consultants trained in the delivery of solutions related to systems integration, network and security, and application services. Dynax’s core competencies include project management, business requirements definition, technical/application/data architecture, system design, application code development, network engineering, quality assurance and testing strategy/planning/execution, and deployment. Dynax’s project life cycle methodology is used to deploy solution services. Technology platforms include legacy systems as well as client server, internet and network solutions. Dynax has industry expertise in insurance, financial services, retail distribution, apparel, and home healthcare. Dynax’s service offerings include:

1. Information Technology Staffing—Dynax provides experienced information technology professionals on a temporary basis to augment client resource demands. Staffing resources may be used to fill a short-term need for a skill set or to undertake a role on a long term project. Areas of expertise include project management, business analysis, systems architecture and design, database architecture and design, application code development, network engineering, quality assurance and testing.

2. Systems Integration—Dynax makes a concerted effort to understand each of its client’s business objectives and vision. Dynax conducts application, data, and technical assessments to determine if there are gaps in the existing environment relative to the business vision. Dynax makes recommendations to address the gaps leveraging existing information technology assets and deploying a combination of application code development, software product implementation and computer equipment, to integrate new capabilities into the environment to address the gaps. Support includes project management, technical, application and data architects and modelers, application developers, network engineers. Some engagements include the implementation of software product licenses or computer equipment.

3. Application Development—Dynax conducts planning, design, application code development, testing and deployment of enhancements to existing systems or new custom application development. Application development may include the evaluation and implementation of third party business application software. Custom applications can be developed at the client site or off-site based on client requirements. Project management responsibility can be solely with Dynax or shared with the client. Some engagements include the implementation of software product licenses or computer equipment.

4. Network and Security Services—Dynax provides planning, architecture, design and engineering services to support the build out, optimization and security audits of the network infrastructure. Some engagements include the implementation of software product licenses or computer equipment.

Target Market. Dynax focuses its marketing efforts for temporary staffing services primarily on Fortune 1000 companies and those commercial and federal systems integrators with significant technology and application services needs. Dynax also focuses its marketing efforts for solution services, software license sales and computer equipment sales in the middle market.

For the nine-months ended September 30, 2004, Dynax had one customer, The City of New York Department of Homeless Services, that accounted for approximately 16% of Dynax’s services revenues, with no other single customer accounting for more than 10% of its revenues. The loss of such customer would have a material adverse effect on Dynax’s future results of operations. No customer accounted for over 10% of Dynax’s revenues for the years ended December 31, 2003, 2002 and 2001.

Sales, Marketing and Recruiting. Dynax’s marketing strategy is to develop long term business relationships with existing and new clients to enable Dynax to become a preferred provider of services. Other sales and marketing methods include lead generation from its business partnership with IBM, client referrals, networking and attending trade shows. At September 30, 2004, Dynax employed 11 sales, business development and recruiting personnel. Dynax’s website www.dynax.com also serves as a marketing resource.

Employees. As of September 30, 2004, Dynax had 95 employees (75 billable consultants, 11 selling and recruiting personnel and 9 general and administrative personnel). None of Dynax’s employees are covered by collective bargaining agreements and Dynax has never experienced a work stoppage, strike or labor dispute. In addition to Dynax’s 95 employees, Dynax was utilizing the services of 33 independent contractors as of September 30, 2004. These independent contractors act as consultants and they are not employees of Dynax. There can be no assurance that the services of these independent contractors will continue to be available to Dynax on terms acceptable to Dynax.

Competition. Competition in the information technology consulting services market is intense, with a large number of competitors. Dynax’s primary competitors include information technology staffing and systems integration companies, many of which have longer operating histories, larger customer bases, greater name recognition and greater financial, technical sales and marketing resources than Dynax. These competitors may be able to undertake more extensive marketing efforts and adopt more aggressive pricing policies.

In the information technology services market, the principal competitive factors include core competencies, quality of services, reference ability, reputation and price. Dynax believes it competes primarily based on its in-depth technical expertise, timely delivery of products and services and quality of service.

Dynax believes that its strength in the information technology marketplace is its ability to attract, develop, motivate and retain skilled professionals.

There can be no assurances that Dynax will be able to compete successfully against its current or future competitors or that competitive pressures will not materially and adversely affect its business, financial condition and results of operations.

Property. Dynax’s executive office is located at 192 Lexington Avenue, New York, New York 10016 and consists of approximately 6500 square feet in a leased facility with a term expiring in October 31, 2006. Dynax also leases approximately 6200 square feet in a facility in Syosset, New York for its branch office. The lease on the branch expires on May 31, 2007. Additionally, Dynax leases office space on a month to month basis in Durham, North Carolina and Washington D.C.

Legal Proceedings. Dynax is not involved in any material pending legal proceedings.

Selected Financial Data

		For the Years Ended December 31						For the Nine Months Ended September 30
	(In thousands, except per share data)
	1999	2000	2001		2002		2003	2003	2004
Statement of Operations Data:
Revenues	$46,213	$48,418	$35,432		$25,510		$19,068	$14,460	$12,387
Cost of revenues	34,313	34,411	25,996		19,171		14,180	10,533	8,959

Gross profit	11,900	14,007	9,436		6,339		4,888	3,927	3,428
Selling, general and administrative expenses	8,914	12,864	10,977		6,202		4,252	3.411	3,024
Interest expense	1,251	2,144	1,074		724		507	392	346
Amortization of deferred financing costs	979	1,006	—		—		—	—	—
Software and goodwill impairment	—	—	2,277		1,681		—	—	—

Restructuring charges	—	—	—		503		367	154	—
Depreciation and amortization	649	1,222	1,543		474		393	343	200

Income (loss) from operations	$107	$(3,229)	$(6,435)		$(3,245)		$(631)	$(373)	$(142)
Other income (expenses)	—	(2,126)	111		245		119	(130)	—

Income (loss) before income tax benefit (expense), discontinued operations and cumulative effect of change in accounting principle	107	(5,355)	(6,324)		(3,000)		(512)	(503)	(142)
Income tax (expense) benefit	(229)	295	750		(35)		(18)	(13)	(7)

Income (loss) before discontinued operations and cumulative effect of change in accounting principle	(122)	(5,060)	(5,574)		(3,035)		(530)	(516)	(149)
Loss from discontinued operations	—	—	(1,223	)(1)	—		—	—	—

Loss before cumulative effect of change in accounting principle	(122)	(5,060)	(6,797)		(3,035)		(530)	(516)	(149)
Cumulative effect of change in accounting principle	—	—	—		(3,027	)(1)	—	—	—

Net (loss)	$(122)	$(5,060)	$(6,797)		$(6,062)		$(530)	$(516)	$(149)
Preferred stock dividends and accretion	(506)	$(7,401)	$(1,493)		$(725)		$(640)	$(430)	—

Net (loss) applicable to common stockholders	$(628)	$(12,461)	$(8,290)		$(6,787)		$(1,170)	$(946)	$(149)

Basic (loss) per common share	$(0.34)	$(6.84)	$(4.53)		$(3.71)		$(0.50)	$(0.52)	$(0.03)

Diluted (loss) per common share	$(0.34)	$(6.84)	$(4.53)		$(3.71)		$(0.50)	$(0.52)	$(0.03)

Weighted average common shares and equivalents outstanding	1,821	1,821	1,829		1,829		2,342	1,829	5,408

		As of December 31				As of September 30
	(In thousands)
	1999	2000	2001	2002	2003	2003	2004
Balance Sheet Data:
Working capital (deficiency)	$3,654	$7,366	$(1,659)	$(1,410)	$(1,445)	$(2,329)	$(3,567)
Total assets	25,651	30,637	18,681	6,401	4,363	4,288	3,731
Current portions of long-term obligations	5,301	4,962	10,887	4,626	2,817	3,433	4,408
Long-term obligations, less current portions	8,929	10,148	1,039	2,355	2,614	1,561	576
Total liabilities	9,298	10,293	15,636	9,438	7,868	7,712	7,386

Mandatory redeemable preferred stock, Series A, B and C	4,732	5,496	2,367	2,475	—	2,475	—
Preferred stock, Series D	—	9,657	10,742	11,360	—	11,360	—
Total common stockholders’ equity (deficiency)	$4,031	$7,863	$678	$(5,513)	$(3,504)	$(5,900)	$(3,654)

(1)	Loss per common share applicable to the loss from discontinued operations in 2001 was ($.67), while the loss per common share applicable to the cumulative effect of the change in accounting principle in 2002 was ($1.66).

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations. The following discussion is intended to provide insight into the financial condition and results of operations of Dynax Solutions, Inc. and its subsidiaries (Dynax) and should be read in conjunction with the consolidated financial statements and accompanying notes. The purpose of this discussion is to focus on information that may not be readily apparent from a review of our consolidated financial statements and notes.

Overview

Dynax was established through the combination of Dynax Resources, Inc., Prime Time Staffing, Inc., and Lauren & Associates Personnel, Inc. and was incorporated under the laws of the State of Delaware in February 1997.

Dynax is an information technology services firm providing its clients with: (a) individual staffing and consultative resources on a temporary basis; and (b) teams of technical consultants trained in the delivery of solutions related to systems integration, network and security, and application services, which historically also typically has involved sales of software product licenses and computer equipment. Dynax aligns a client’s business objectives with enabling technology to reduce business cycle times, reduce costs, and increase revenues. Our core competencies are project management, business requirements definition, technical application, data architecture, system design, application code development, test strategy, planning, execution and deployment. Dynax’s experience spans legacy as well as client server and internet technology platforms. Industry expertise includes insurance, financial services, retail distribution, apparel, and home healthcare.

Since 1985 Dynax has had a business partnership relationship with IBM that is supportive of its solution services business. In 1992 Dynax elevated its partnership with IBM to a premier status in the software license and computer hardware programs in order to support an expansion of its systems integration and applications businesses. Dynax leverages the IBM partnership to train and certify sales personnel in the IBM solutions selling process and the functions, features and benefits of the IBM products. Dynax leverages IBM’s technical training to train and certify its consultants in the IBM products that we use to support our application and system integration solutions. In order to maintain the premier partnership, Dynax must achieve annual financial goals and maintain a high level of customer satisfaction. Dynax receives commissions and other financial incentives related to achievement of the financial goals. Dynax is committed to maintaining and expanding its IBM business partnership to support revenue growth in its systems integration and application solutions services areas. At the present time, revenue related to IBM software product licenses, computer equipment, and Dynax services associated with the implementation of these products does not represent a substantial portion of our revenues.

Dynax has a four year relationship with Agilysys, a value added distributor of computer equipment and software products primarily for IBM, Hewlett-Packard, Intel, and Oracle. Dynax buys software product licenses or computer equipment directly from Agilysys at a discount and resells the products to our clients. In some cases Dynax facilitates leasing arrangements directly between Agilysys and its client.

In 1999, Dynax began to focus on e-business service offerings in response to rapid growth for internet and telecommunications services. Dynax began to acquire companies in an effort to increase its revenue base and to expand its e-business capabilities and geographic footprint.

In 2000, corrections in the public equity markets, particularly for technology companies, resulted in a sharp decrease in information technology service demand. Dynax was faced with high fixed operating costs coupled with declining revenues.

In 2002, Dynax hired a new chief executive officer to stabilize the company and improve stockholder value. Dynax implemented cost reduction plans to align costs to revenue and to reduce operating costs in excess of $1.5 million annually.

In 2002, Dynax reported annual gross revenues of $25.5 million and a net loss of $6.1 million including depreciation, amortization and intangible impairments of $5.2 million and interest of $724,000.

In November 2003, Dynax stockholders approved the restructuring of the Dynax balance sheet removing all preferred stock and an aggregate of $16.4 million in debt in exchange for the issuance of common stock.

In 2003, Dynax reported annual gross revenues of $19.1 million and a net loss of $530,000 including depreciation and amortization of $393,000 and interest of $507,000.

Through the nine months ended September 30, 2004, Dynax reported gross revenues of approximately $12.4 million and a net loss of $149,000 including depreciation and amortization of $200,000 and interest of $347,000.

Dynax’s revenues are primarily derived from two sources: (i) the sale of services which are delivered to clients either as temporary information technology staffing or as a solution related to systems integration, network and security, or application services; and (ii) sales of computer equipment and software product licenses associated with the delivery of solution engagements.

Dynax uses a proprietary project life cycle methodology to deliver its solutions and services. The delivery methodology phases range from inception to implementation of a solution. The phases include: Define Solution, Design Solution, Develop Solution and Deploy Solution. In some cases, Dynax will couple the delivery of solution services with the sale of software product licenses or computer equipment.

A majority of Dynax’s consulting engagements are performed on a time and materials basis and tend to present lower risk and have lower gross profit margins then Dynax’s fixed price engagements. Time and material engagements consist of providing technology consultants to clients on a temporary hire basis. The consultant’s work is supervised and managed by the client. Generally, time and material contracts are less than a year in duration. Fixed price engagements tend to be a higher margin, higher risk business, due to the fact that Dynax is responsible for project deliverables and other conditions contained in statements of work and/or contracts with clients. Generally, fixed price engagements are for a year or less.

Dynax utilizes standard billing guidelines for consulting services based on the type of service offered. Actual billing rates are established on a project–by–project basis and may vary from the standard guidelines. Dynax typically bills its clients for time and materials services on a weekly, semi monthly and monthly basis as specified by the contract with a particular client. Actual billing rates and payment schedules for fixed- price engagements are made on a case–by–case basis and are set forth in the contract with the client. Consulting services revenues generated under time and material engagements are recognized as the services are rendered. Consulting services revenue generated under fixed price engagements are recognized when the work is performed based upon the proportionate performance method. Dynax also derives revenue from computer equipment and software license sales. Revenue generated from computer equipment is recognized when the equipment is received by the client. Revenue generated from software license sales is recognized at the inception of the software license term.

Dynax evaluates the strengths and weaknesses of its financial condition and operating performance by monitoring and managing certain factors including: gross profit and utilization on temporary staffing engagements and solution engagements; sales pipeline and sales backlog; and earnings before interest, depreciation, taxes and amortization.

Dynax’s largest single expense is its direct labor cost. As a result, Dynax’s operating performance is dependent upon its billable consultant gross profit margin and full-time employee utilization. Dynax manages gross profit on temporary staffing engagements by monitoring the standard client bill rates and aligning pay rates to the bill rate to maintain acceptable gross profit margins. Since staffing engagements are filled by recruiting hourly employees and outside contractors, Dynax is able to consistently monitor and stabilize gross profit margins. For solutions engagements, the client does not determine bill rates. Therefore, Dynax has more control of the gross profit margin. Dynax manages the gross profit margin for solutions engagements by monitoring full-time employee utilization on a weekly basis to keep it at the targeted levels. Dynax has managed to maintain a highly utilized full-time employee base by augmenting solutions engagements with hourly employees and outside contractors. These temporary employees support a variable staffing model that allows Dynax to staff demands and rare skill sets without permanently adding direct labor costs. To insure stability of profitability at the engagement level, Dynax manages gross profit margins for solutions engagements by monitoring project budgets and deliverables. Management receives reports on a weekly and monthly basis to assist in monitoring actual costs against the project budget to foresee potential cost overruns. On a weekly basis management utilizes the quality assurance metrics from its project life cycle methodology to review project deliverables, particularly those associated with fixed price projects, to insure that the percent complete and the quality of the deliverables are acceptable to avoid rework or cost overruns. Dynax’s gross profit margin percentage for the services business has remained within a narrow range over the past two years.

Dynax monitors operating performance to financial projections by analyzing and reviewing the sales pipeline and signed sales backlog on a weekly basis. On a weekly basis a formal sales status update meeting is held to review high probability opportunities and determine actions needed to close the opportunity. Signed backlog is updated on a daily basis and weekly reports are produced for management. Signed backlog as a percentage of remaining business required to achieve financial goals is assessed to determine the financial stability of the business. On a weekly basis management reviews actual results compared to the operating budget and if revenues are not aligned with expenses, management has taken action to reduce expenses.

Management believes that the implementation of the controls relating to staff utilization and cost containment has resulted in an improvement in Dynax’s earnings before interest, depreciation, taxes and amortization for the nine months ended September 30, 2004, as compared to the prior period.

As of September 30, 2004, Dynax had cash and cash equivalents of approximately $293,000. Based on Dynax’s business plan, management believes that the cash position, along with cash provided from operations and borrowing availability under its asset-based credit facility, will be sufficient to meet working capital and capital expenditure requirements for the next twelve months.

Critical Accounting Policies

In preparing Dynax’s consolidated financial statements in conformity with accounting principles generally accepted in the United States, Dynax uses certain estimates and assumptions that affect the reported amounts and related disclosures and may vary from actual results. Dynax considers the following accounting policies as those most important to the portrayal of its financial condition and those that require the most subjective judgment. Although Dynax believes that its estimates and assumptions are reasonable, actual results may differ, and such differences could be significant to its financial results.

Revenue Recognition

The majority of the consulting engagements Dynax enters into are priced on a time-and-materials basis. These contracts are generally less than 360 calendar days in duration and are billed in weekly, semi-monthly or monthly installments.

Dynax recognizes less than 10% of its revenue from fixed-fee projects. Revenues from fixed fee contracts are recorded when work is performed on the basis of the proportionate performance method, which is based on costs incurred to date relative to total estimated costs. Any anticipated contract losses are estimated and accrued at the time they become known. Unbilled accounts receivable represent amounts recognized as revenue based on services performed in advance of customer billings. Revenue from sales of software licenses is recognized upon delivery of the software to a customer because future obligations associated with such revenue are insignificant.

Dynax also derives revenue from computer equipment and software license sales. Revenue from the sale of equipment is recognized when the equipment is received by the customer. Revenue from the sale of one-time charge licensed software is recognized at the inception of the license term. Revenue from maintenance, unspecified upgrades and technical support is recognized over the period such items are delivered.

Deferred Taxes

Dynax has recorded a 100% valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, Dynax considers future taxable income, feasible tax planning strategies, and other factors in determining the need for a valuation allowance. In the event that Dynax determines that it would not be able to realize all or part of its net deferred tax assets, Dynax records a valuation allowance in the period such determination is made. Conversely, if Dynax later determines that it is more likely than not that the net deferred tax assets would be realized based on changes in facts and circumstances at the time of assessment, then the previously provided valuation allowance would be reversed. Dynax’s current valuation allowance covers all deferred tax assets.

Restructuring Charges

During 2003 and 2002, Dynax recorded significant charges in connection with its restructuring programs. The related charges reflect judgments and estimates of the ultimate costs for severance, settlement of contractual obligations under operating leases and other related costs. Dynax reassesses the requirements to complete each individual plan under the restructuring program at the end of each reporting period. Such charges have been recorded under Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” and “Restructuring and Impairment Charges.” Actual experience may differ from these estimates and changes to previous estimates are adjusted when first determined.

Goodwill and Other Intangible Assets

Dynax reviews its identifiable intangible assets for impairment in accordance with Statement of Financial Accounting Standards No. 142, “Accounting for Goodwill and Other Intangible Assets” and No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In determining whether an intangible asset is impaired, Dynax must make assumptions regarding estimated future cash flows from the asset, intended use of the asset, and other related factors. If the estimates or the related assumptions used to determine the value of the intangible assets change, Dynax may be required to record impairment charges for these assets. Dynax has previously written down all goodwill and intangible assets.

Stock-based Compensation

Dynax grants stock options for a fixed number of shares to employees with an exercise price equal to the fair market value at the date of grant and accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25. Dynax adopted the provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” an amendment to Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.”

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term maturities of the instruments. The carrying values of the revolving credit facility, long-term notes, loans payable and capital leases approximate fair value as the interest rates are approximately the same as those that would be available to Dynax in similar borrowing arrangements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that Dynax may undertake in the future, actual results may be different from the estimates.

Results of Operations

The following table summarizes our historical consolidated statement of operations for the periods presented:

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)
Revenues:
Service revenue	$10,841,496	$12,946,361	$16,363,720	$22,342,757	$33,143,859
Equipment and software sales	1,545,824	1,513,570	2,703,802	3,167,436	2,288,539

Total revenues	12,387,320	14,459,931	19,067,522	25,510,193	35,432,398

Cost of revenues:
Cost of services	7,946,733	9,362,192	12,167,544	16,426,699	24,118,751
Cost of equipment and software sales	1,012,682	1,170,821	2,012,549	2,744,728	1,877,029

Cost of revenues	8,959,415	10,533,013	14,180,093	19,171,427	25,995,780

Gross profit	3,427,905	3,926,918	4,887,429	6,338,766	9,436,618

Operating expenses:
Selling, general and administrative	3,023,213	3,410,438	4,252,513	6,201,699	10,977,132
Software and goodwill impairment				1,681,874	2,276,925
Restructuring charges		154,330	366,495	502,772
Depreciation and amortization expense	199,906	343,071	392,816	473,830	1,543,128

Total operating expenses	3,223,179	3,907,839	5,011,824	8,860,175	14,797,185

Income (loss) before other income and expenses, income taxes, discontinued operations and cumulative effect of change in accounting principle	204,726	19,079	(124,395)	(2,521,409)	(5,360,567)

Other income and (expenses):
Other income				245,705	110,783
Interest expense	(346,906)	(391,729)	(507,071)	(724,113)	(1,073,916)
Forgiveness of debt			426,965
Recapitalization costs		(129,993)	(307,514)

Loss before income taxes, discontinued operations and cumulative effect of change in accounting principle	(142,180)	(502,643)	(512,015)	(2,999,817)	(6,323,700)

Income tax (expense) benefit	(7,000)	(13,403)	(17,870)	(35,153)	750,000

Loss from continuing operations	(149,180)	(516,046)	(529,885)	(3,034,970)	(5,573,700)

Loss from discontinued operations					(1,223,235)

Loss before cumulative effect of change in accounting principle	(149,180)	(516,046)	(529,885)	(3,034,970)	(6,796,935)

Cumulative effect of change in accounting for goodwill				(3,026,790)

NET LOSS	$(149,180)	$(516,046)	$(529,885)	$(6,061,760)	$(6,796,935)

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Services Revenue. Services revenue decreased 16.3% to $10.8 million for the nine-months ended September 2004 from $12.9 million in the nine-months ended September 2003. The decrease in revenue was due primarily to Dynax’s realignment of its business strategy in 2004 to leverage the indirect channel of its strategic partner into higher margin project business and to eliminate non-strategic and unprofitable business. As a result there was a decrease in volume of consulting services provided to existing clients.

Gross profit from services revenue decreased 19.2% to $2.9 million in the nine-months ended September 2004 from $3.6 million in the nine-months ended September 2003. The decrease in gross profit was primarily due to the decline in revenue for the nine-months ended September 30, 2004 compared to the nine-months ended September 30, 2003. The lower gross profit margins as a percentage of revenue was attributable to slightly lower utilization levels due to non-billable time incurred by salaried consultants to align Dynax’s business strategy with its strategic business partner.

Dynax utilized 108 consultants at September 30, 2004 compared with 99 consultants at September 30, 2003.

Equipment and Software Sales. Dynax sells equipment and software products primarily through a long term partnership with a major systems integration firm and an equipment value-added reseller. Dynax sells equipment or software either direct or through different financing options that can be available to clients. In the nine months ended September 30, 2004, the revenue from equipment and software sales was at the same level as for the nine months ended September 30, 2003 ($1.5 million in 2004 and 2003). Reported gross profit from equipment and software revenues increased by 55% to $533,000 in the nine-months ended September 30, 2004 from $343,000 in the nine-months ended September 30, 2003. The increase in gross profit dollars and gross profit percentage in 2004 was primarily due to several customers utilizing outside financing options (i.e., leasing) whereby Dynax recognizes only the net commission revenues versus gross revenue. Revenue and gross profit from computer equipment and software product licenses is expected to trend higher as Dynax continues to increase solutions sales in the middle market. Historically, solutions services sales generally include the resale of one or both of these products as part of a solutions engagement. Dynax expects the percentage of clients using outside financing options will continue at the current levels if attractive financing terms are available.

Selling, General and Administrative Expenses. Sales and recruiting expenses increased as a percentage of revenue to 8.1% in the nine-months ended September 2004 from 6.1% in the nine months ended September 2003. Sales and recruiting expenses increased 14.7% to $1.0 million in the nine-months ended September 30, 2004 from $881,000 in the nine-months ended September 30, 2003. The increase in sales and recruiting expenses for 2004 was due primarily to an addition of several new salespersons that complement Dynax’s 2004 business strategy with its strategic business partner. Dynax employed 11 selling and recruiting personnel at September 30, 2004, compared to nine at September 30, 2003.

General and administrative costs decreased 17.1% to $2.0 million in the nine months ended September 30, 2004 from $2.4 million in the nine-months ended September 30, 2003. The decrease in general and administrative costs for 2004 was a result of the prior year’s reduction in workforce, our continued focus on controlling discretionary expenses, and the cost benefits of fully integrating the various business units. There were 11 general and administrative personnel at the nine-months ended September 30, 2004, compared to 12 at the nine-months ended September 30, 2003. General and administrative costs decreased as a percentage of revenue to 16.3% in September 2004 from 16.8% in September 2003.

Restructuring Charges. During the nine-months ended September 30, 2003, Dynax entered into a separation agreement with a former executive and charged $154,000 to operations representing severance and deferred compensation due to the former executive. For the nine-months ended September 30, 2004, there were no restructuring charges.

Interest Expense. Interest expense decreased to $347,000 for the nine-months ended September 30, 2004 from $392,000 for the nine-months ended September 2003. The decrease was due primarily to the reduction in secured debt liabilities.

Balance Sheet Recapitalization. On November 18, 2003, Dynax’s stockholders approved an offer to exchange the outstanding Series A, C and D preferred stock for 3,553,306 shares of common stock.

During the nine-months ended September 30, 2003, Dynax incurred legal and other professional fees in connection with the recapitalization of $130,000.

Provision for Income Taxes. Provision for income taxes relates primarily to revenue-based state taxes not impacted by net operating losses.

Net Loss. For the nine-months ended September 30, 2004 and September 30, 2003, the reported net loss was $149,000 and $386,000, respectively.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Services Revenue. Services revenue decreased 26.7% to $16.4 million in 2003 from $22.3 million in 2002. The decrease in revenue was due primarily to the loss of a significant client during the first quarter of 2003 which reduced Dynax’s billable headcount by 18. In addition, Dynax had a decrease in the volume of consulting services provided to existing and new clients primarily as a result of its clients’ decisions to continue to defer discretionary technology related expenditures during a period of economic uncertainty.

Gross profit from services revenue decreased 27.5 % to $ 4.2 million in 2003 from $ 5.9 million in 2002. The decrease in gross margins was primarily due to the decline in revenue. The decline in gross profit margins as a percentage of revenue of 0.8% was attributable to lower hourly billing rates and a decrease in the number of hours billed per salaried consultant (excess capacity due to lower demand) as compared to 2002.

Dynax utilized 103 consultants at December 31, 2003, compared with 121 consultants at December 31, 2002.

Equipment and Software Sales. Dynax sells equipment and software products primarily through its long term channel partnership with a major systems integration firm and an equipment value-added reseller. Dynax sells equipment or software either direct or through different financing options that can be available to clients. In the third and fourth quarter of 2003, clients utilized more outside financing options (i.e., leasing) whereby Dynax recognizes only the net commission revenues versus gross revenue. As a result, reported equipment and software revenues declined by 15% to $2.7 million in 2003 from $3.2 million in 2002. Reported gross profit from equipment and software revenues increased by 63% to $ 691,000 in 2003 from $423,000 in 2002.

Selling, General and Administrative Expenses. In 2003, Dynax’s focus has been on restoring the Company’s ability to generate cash flow from operations. Dynax implemented cost containment measures which resulted in a reduction of selling, general and administrative expenses in 2003 from 2002. Sales and recruiting expenses decreased as a percentage of revenue to 6.0 % in 2003 from 6.3% in 2002. Sales and recruiting expenses decreased 29.2 % to $ 1.1 million in 2003 from $1.6 million in 2002. The decrease in sales and recruiting expenses for 2003 was due primarily from aligning the salaries and commission compensation plans payable to salespersons and recruiters with industry standards and decreasing the number of professionals which resulted in a total savings of $330,000. In addition, the decrease in sales and recruiting expenses for 2003 resulted from a $160,000 reduction in travel and entertainment costs. Dynax employed 12 selling and recruiting personnel at December 31, 2003, compared to 14 at December 31, 2002.

General and administrative costs decreased 32.0% to $3.1 million in 2003 from $4.6 million in 2002. The decrease in general and administrative costs for 2003 is due primarily to a reduction in general and administrative salaries of $1.1 million. The remaining decrease in general and administrative costs for 2003 comprised of facility and other operating expenses totaling $400,000. There were eight general and administrative personnel employed at December 31, 2003, compared to 16 at December 31, 2002. General and administrative costs decreased as a percentage of revenue to 16.3% in 2003 from 17.8% in 2002.

Restructuring Charges. In 2003, Dynax entered into several separation agreements with former executives and charged $366,000 to operations representing severance and deferred compensation due to the former executives.

In 2002, Dynax charged $120,000 to operations for lease terminations it incurred in the third quarter of 2002 relating to three office locations. In addition, it entered into a separation agreement with a former executive officer in August 2002 resulting in $ 383,000 of severance costs.

Software Impairment Loss. Due to negative industry and economic trends affecting both current and expected future revenues, management performed an analysis of the undiscounted cash flow from the Software Automation Inc. acquisition and concluded that the software intangible assets were impaired. Based on the analysis of the discounted cash flow, a software impairment loss of $ 1.7 million was recorded in the fourth quarter of 2002 to write-down the remaining software intangible assets.

Interest Expense. Interest expense increased to $507,000 and $724,000 for 2003 and 2002, respectively. The decrease was due primarily to the reduction in secured debt liabilities.

Balance Sheet Recapitalization. On November 18, 2003, Dynax’s stockholders approved an offer to exchange the outstanding Series A, C and D preferred stock for 3,553,306 shares of common stock. In addition, the holder of a short-term put warrant of $426,965 liability agreed to its cancellation which was recorded as a forgiveness of debt.

Dynax incurred $308,000 of legal and other professional fees in connection with the recapitalization, which costs have been charged to operations in 2003.

Provision for Income Taxes. Provision for income taxes relates primarily to revenue-based state taxes not impacted by net operating losses. Dynax has recorded a valuation allowance for the entire deferred tax asset balance of $ 2.0 million as of December 31, 2003 due to uncertainties regarding the realization of the deferred tax assets. The significant components of the deferred tax assets include net operating loss carryforwards of approximately $ 4.8 million and state net operating loss carryforwards of approximately $ 7.4 million that may be available to offset future taxable income, if any, through December 2023.

Net Loss. Net loss decreased to $530,000 in 2003 from $6.1 million in 2002. The decrease in net loss was primarily due to a decrease in goodwill and software impairment loss of $4.7 million and significant reductions in total costs and expenses.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Services Revenue. Services revenue decreased 32.6% to $22.3 million in 2002 from $33.1 million in 2001. Management believes that the decrease in service revenue is a result of the sharp decline in the demand for information technology services and the trend of outsourcing technology jobs offshore due to market conditions.

Gross profit from services revenue decreased 34.5 % to $ 5.9 million in 2002 from $ 9.0 million in 2001. The decrease in gross margins was primarily due to the decline in revenue and a 0.7% decrease in the gross profit as a percentage of services revenue from 2002 to 2001.

Dynax had 121 consultants at December 31, 2002, compared to 170 consultants at December 31, 2001.

Equipment and Software Sales. Dynax sells equipment and software products primarily through its long term channel partnership with a major systems integration firm and an equipment value-added reseller. Dynax sells equipment or software either direct or through different financing options that can be available to clients. Reported equipment and software revenues increased by 38.4 % to $ 3.2 million in 2002 from $ 2.3 million in 2001. Reported gross profit from equipment and software margins increased by 3% to $ 423,000 in 2002 from $412,000 in 2001.

Selling, General and Administrative Expenses. Sales and recruiting expenses decreased as a percentage of revenue to 6.3 % in 2002 from 7.8% in 2001. Sales and recruiting expenses decreased 29.2 % to $1.6 million in 2002 from $2.8 million in 2001. The decrease in sales and recruiting expenses for 2002 was due primarily to a reduction in compensation costs related to salespersons and recruiters. Dynax had 14 selling and recruiting personnel at December 31, 2002, compared to 17 at December 31, 2001.

General and administrative costs decreased 32.0% to $4.6 million in 2002 from $ 8.1 million in 2001. The decrease in general and administrative costs for 2003 is due primarily to a reduction in personnel compensation costs and related expenses and a reduction of bad debt expense of approximately $ 1.6 million. In 2001, the bad debt expense was attributable to two clients who filed for bankruptcy protection. There were 16 general and administrative personnel at December 31, 2002, compared to 22 at December 31, 2001. General and administrative costs decreased as a percentage of revenue to 17.8% in 2002 from 22.8% in 2001.

Restructuring Charges. As a result of a cost reduction plan, Dynax charged $120,000 to operations for lease terminations it incurred in the third quarter of 2002 relating to three office locations. In addition, it entered into a separation agreement with a former executive officer in August 2002 resulting in $383,000 of severance costs.

Goodwill Impairment Loss. Due to negative industry and economic trends affecting both current and expected future revenues, management performed an analysis of the undiscounted cash flow from the Application Resource Consulting Services, Inc. acquisition and concluded that the goodwill intangible assets were impaired. Based on the analysis of the discounted cash flow, a goodwill impairment loss of $2.3 million was recorded during 2001 to write-down the fair value of the goodwill.

Software Impairment Loss. Due to negative industry and economic trends affecting both current and expected future revenues, management performed an analysis of the undiscounted cash flow from the Software Automation Inc. acquisition and concluded that the software intangible assets were impaired. Based on the analysis of the discounted cash flow, a software impairment loss of $1.7 million was recorded in the fourth quarter of 2002 to write-down Dynax’s remaining software intangible assets.

Other Income. In 2002, Dynax recognized other income totaling $245,000 including an $83,000 adjustment of an estimate for a preferential payment claim by a former bankrupt customer, the receipt of a World Trade Center Business Recovery Grant of $87,000 and the $21,000 fair value of 108,017 shares of Dynax common stock received from a former executive officer in connection with the settlement of his obligations to Dynax.

Interest Expense. Interest expense decreased to $724,000 in 2002 from $1.1 million in 2001. The decrease was due primarily to the reduction in secured debt liabilities.

Cumulative Effect of Change in Accounting for Goodwill. As a result of the effectiveness of Statement of Financial Accounting Standards No. 142 (“Goodwill and Other Intangibles Assets”) Dynax performed an analysis of the remaining goodwill attributable to the Software Automation, Inc. and Dynax Resources, Inc. acquisitions and concluded that the goodwill assets were impaired. Based on the analysis of the discounted cash flow, a goodwill impairment charge of approximately $ 3.0 million was recorded to write-down the remaining goodwill assets. This charge was recorded as cumulative effect of a change in accounting principle.

Loss from Discontinued Operations. In 2001, Dynax discontinued two divisions which were operating under other lines of business. The combined revenues and net loss of the two divisions in 2001 were approximately $260,000 and $1.2 million, respectively.

Provision for Income Taxes. Provision for income taxes relates primarily to federal net operating loss carryback credits and state franchise taxes not impacted by net operating losses. In 2001, Dynax recorded an income tax benefit of $750,000 from a five year carry-back of the current year’s losses. In 2002, Dynax recorded an income tax expense of $35,000 from state franchise taxes.

Net Loss. Net loss decreased to $6.1 million in 2002 from $6.8 million in 2001.

Liquidity and Capital Resources.

Dynax maintains a revolving asset based credit facility with Ableco Finance LLC, providing for borrowings of up to $4.0 million through March 2005. Borrowings under the revolving credit facility bear interest at 3% above the greater of: (a) the prime rate; or (b) 7.75% a year, payable monthly and are limited to 85% of eligible accounts receivable. As of September 30, 2004, the balance outstanding was $2.1 million.

Dynax has a Term Loan A with Ableco Finance LLC. The loan agreement is payable in monthly installments of $25,000 of principal together with annual interest at a rate of 4.5% plus the greater of the prime rate or 7.75%, to March 2005. As of September 30, 2004, the balance outstanding was $300,000.

Dynax has a Term Loan B with Ableco Finance LLC which matures in March 2005. In 2000, the liability was originally recorded in exchange for an obligation to purchase certain outstanding warrants. As of September 30, 2004, the balance outstanding was $1.7 million. In March 2004, the financial covenants relating to the Ableco credit facilities were amended to require Dynax to achieve a quarterly minimum earnings before interest, taxes, depreciation and amortization (EBITDA) of $175,000 to satisfy the fixed charge coverage ratio. As of September 30, 2004, Dynax was in compliance with the Ableco loan covenants.

Dynax has three subordinated loans relating to prior acquisitions. As of September 30, 2004, the balance outstanding was $457,000. The acquisition notes payable are subordinated to the senior secured lender. Any payments of principal or interest on the indebtedness will be subordinated in accordance with the terms and conditions of the senior secured lender. Absent objections from the senior secured lender, the notes are payable in monthly installments. No payments were made subsequent to March 31, 2004

Dynax has compensation payable to a former board chairman pursuant to the terms of a separation agreement. Amounts owed under the separation agreement are payable in quarterly installments of $31,000 with no interest, through March 2008. As of September 30, 2004, the balance outstanding was $407,000. As of December 31, 2003, Dynax’s long-term obligations with maturities of less than one year totaling $2.8 million consist of the Ableco revolving asset based credit facility of $2.2 million, Ableco Term Loan A of $300,000, compensation payable to the former chairman of $125,000 and subordinated loans in the aggregate amount of $175,000.

Although, Dynax had reported net losses, it was able to generate positive cash flow from operations of $28,000, $740,000, $1.5 million, $920,000 and $1.8 million for the nine months ended September 30, 2004 and years ended 2003, 2002 and 2001, respectively. Dynax management believes that the principal reason for the increase in cash flow from operations was the successful acceleration of customer collections and the reduction of the days sales outstanding for accounts receivable.

Cash used in investing activities was $11,000, $150,000, $150,000, $50,000 and $143,000 for the nine months ended September 30th, 2004 and 2003 and years ended 2003, 2002 and 2001, respectively. Capital expenditures were used primarily for computers and office equipment and leasehold improvements.

Cash used in financing activities was $599,000, $1.5 million, $1.5 million, $2.1 million and $744,000 for the nine months ended September 30, 2004 and 2003, and years ended 2003, 2002 and 2001, respectively. Cash uses were primarily for principal debt repayments and a reduction in the revolving asset-based credit facility.

Inflation did not have a material impact on Dynax’s revenue or loss from operations in 2003, 2002 and 2001.

Dynax’s working capital deficiency was $3.6 million, $1.4 million and $1.4 million as at September 30, 2004 and December 31, 2003 and 2002.

The principal reason for the $2.2 million increase in working capital deficiency for the nine months ended September 30, 2004 is the reclassification to short-term debt of the $1.7 million obligation payable to Ableco, which is due in March 2005. Also, in accordance with the provisions of Emerging Issues Task Force Issue 95-22 the $2.1 million, $2.2 million and $2.9 million outstanding balances due under the revolving credit agreements with Ableco expiring in March 2005 were classified as current liabilities on the respective September 2004, December 31, 2003 and December 31, 2002 balance sheets.

Dynax is negotiating with Ableco for a three year extension of the term and revolving credit debt and an increase in the revolving credit line from $4.0 million to $6.0 million, after the merger with enherent which, if completed on these terms, would eliminate $1.7 million of the working capital deficiency. However no assurance is given that the agreement will be concluded on these terms. Other changes in working capital deficiency during the two years and nine months ended September 30, 2004 resulted primarily from the repayment of debt. If the provisions of Emerging Issues Task Force Issue 95-22 had not been in effect, the outstanding balances of the revolving loan agreements expiring after one year from the balance sheet dates would be reported as noncurrent liabilities and the working capital deficiency would be reduced by these amounts.

Dynax anticipates that its primary uses of working capital in the near term will be to fund current operations. The current operating plan includes increasing the amount of services rendered to existing clients, the development of new clients and controlling operating expenses. Dynax continues to review all costs associated with operating its business.

As of September 30, 2004, Dynax had cash and cash equivalents of approximately $293,000. Based on the business plan for 2004, Dynax believes that the cash position, along with cash provided from operations and borrowings available under its asset-based credit facility, will be sufficient to meet working capital and capital expenditure requirements for the next 12 months. To the extent future revenue is inadequate or recoverability of its receivables may be impaired to support costs and expenditures, liquidity may be materially and adversely affected.

Off-Balance Sheet Arrangements.

Dynax has not created, and is not a party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating parts of its business that are not consolidated into our financial statements. Dynax does not have any other arrangements or relationships with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Commercial Commitments.

The following table of contractual obligations sets forth the contractual obligations of Dynax as of December 31, 2003:

Contractual Obligations	Payments due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	5,369,454	2,783,019	2,410,545	175,890	—
Capital Lease Obligations	61,645	33,873	27,772	—	—
Operating Lease Obligations	980,298	324,714	597,010	58,574	—
Total	6,411,397	3,141,606	3,035,327	234,464	—

Recent Accounting Pronouncements.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. The effect of the adoption of this statement was immaterial to Dynax.

Management of Dynax

Directors and Executive Officers

The following table provides information about the executive officers and directors of Dynax who are anticipated to serve as a director and/or executive officer of the surviving corporation and their respective ages and positions as of January 25, 2005. On the effective date of the merger, the directors who will continue as directors of the surviving corporation will be appointed to staggered terms, which means that one-third of the directors will be elected each year at the surviving corporation’s annual meeting of stockholders.

Name	Age	Position chosen or nominated to assume at the surviving corporation	Number of years with Dynax
Pamela Fredette	53	Director, chief executive officer, president and chairman of the board	2
Faith Griffin	54	Director	1
Thomas Minerva	55	Director	0
Lori Stanley	39	General corporate counsel	2

Pamela Fredette has served as Dynax’s chief executive officer, president, and a director since joining Dynax in June 2002. In February 2004, Ms. Fredette also took on the role as Dynax’s chairman of the board. From October 2000 to May 2002, Ms. Fredette served as a consultant to executive management at several technology solutions providers. From February 1999 to October 2000, Ms. Fredette served as president of The Netplex Group, Inc., a publicly traded information technology provider as its president. From February 1993 through January 1999, Ms. Fredette was the president of the solutions division of Computer Horizons Corp., a publicly traded information technology provider. Ms. Fredette has a master’s degree in computer science from the New Jersey Institute of Technology.

Faith Griffin has served as a director of Dynax since April 2003. Ms. Griffin has extensive experience in the investment banking business working in various capacities at several different investment banking firms. Since January 2004, Ms. Griffin has been a financial consultant for F. Griffin Associates, LLC. From August 2002 through December 2003, Ms. Griffin was a managing director of Rockwood Group, Inc. From June 2000 to August 2002, Ms. Griffin served as managing director for merchant banking at Josephthal Investment Corporation. Prior to joining Josephthal, Ms. Griffin was the managing partner at Rodman & Renshaw, Inc.

Thomas Minerva has served as a director of Dynax since February 2004. Since 2002, Mr. Minerva has been a consultant with TCi Consulting and Research, Inc. From 1991 to 2002, Mr. Minerva was a senior vice president of operations and systems for individual financial services at Prudential Financial. From 1988 to 1991, Mr. Minerva was a vice president of strategic business systems for American Express, Inc.

Lori Stanley has been the general counsel of Dynax since July 2002 and a director since September 2003. In April 2003, Ms. Stanley also took on the role of vice president of human resources and corporate secretary. From November 2000 to June 2002, Ms. Stanley was general counsel and vice president of human resources for The A Consulting Team, Inc., a publicly traded information technology provider. From July 1999 to October 2000, Ms. Stanley was the vice president of legal operations and human resources for The Netplex Group, Inc. From

January 1997 to June 1999, Ms. Stanley was general counsel of the solutions division of Computer Horizons Corp. Ms. Stanley has a law degree from Seton Hall Law School.

Executive Compensation

The following table sets forth a summary of compensation paid to or accrued on behalf of Dynax’s chief executive officer, corporate counsel and chief operating officer during each of the three years ended December 31, 2004, 2003 and 2002. No other executive officers of Dynax who will continue as executive officers of the surviving corporation received a combined salary and bonus in excess of $100,000 for services rendered during the 2004 fiscal year. Accordingly, no information is reported for such persons.

Summary Compensation Table

Name and Principal Underlying Positions	Year(1)	Salary		Bonus		Other Annual Compensation(2)		Securities Underlying Options		All Other Compensation
Pamela Fredette Chief Executive Officer/ Chairman of the Board	2004 2003 2002	$ $ $	300,000 275,000 170,192	$	— 50,000 —	$ $	10,528 11,402 —	— 680,039 —		$250,000 — —	(3)

Lori Stanley Corporate Counsel	2004 2003 2002	$ $ $	162,000 158,795 76,160	$ $	2,500 6,500 —	$ $	6,066 5,448 —	65,000 — —	(4)	— — —

(1)	Neither Ms. Fredette nor Ms. Stanley was employed by Dynax during 2001.
(2)	Includes payments with respect to allowance for commuting.
(3)	Issuance of 500,000 shares of Dynax common stock in December 2004 to Pamela Fredette valued at $0.50 per share.
(4)	Includes options to purchase 38,333 shares of common stock that were vested in 2004 and options to purchase 13,333 shares of common stock that will vest in January 2005.

Stock Options Granted in Fiscal 2004

The following table provides the specified information concerning grants of options to purchase Dynax common stock to the persons named in the above Summary Compensation Table during the last fiscal year. All the grants listed below were made pursuant to Dynax’s 2003 Stock Option Plan.

OPTION GRANTS IN LAST FISCAL YEAR

Individual Grants

Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in 2004(2)		Exercise Price Per Share(3)	Expiration Date(4)	Grant Date Value(5)
Pamela Fredette	—	—		—	—	—
Lori Stanley	40,000 25,000	7.3 4.5	% %	0.50 0.50	01-13-14 10-01-14	20,000 12,500

(1)	Options granted under the 2003 Stock Option Plan may be incentive options or nonqualified options. Options granted to non-employee directors must be nonqualified.
(2)	Dynax granted options to purchase 549,500 shares of its common stock to employees in fiscal 2004.
(3)

There is no established public trading market for the Dynax common stock. In the absence of a public market, the fair market value of the Dynax common stock is determined by its board of directors. The value of Dynax common stock is dependent on numerous factors, such as operating conditions, management expertise and factors both internal and external to Dynax as of the date of valuation.
(4)	Options granted under the 2003 Stock Option Plan expire ten years after the date of grant.
(5)	The Grant Date Value is based upon Black-Scholes option pricing model with the following weighted average assumptions for options granted: expected volatility of 222%, risk free interest of 4% and expected lives of ten years.

Stock Options Exercised in Fiscal 2003 and 2002

No stock options were exercised by named executive officers in 2003 and 2002.

The following table provides the specified information concerning the value of unexercised stock options held by the persons named in the Summary Compensation Table at the end of last fiscal year. The grants listed below were made pursuant to Dynax’s 2003 Stock Option Plan.

DECEMBER 31, 2004 OPTION VALUES

Name	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004(1)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Pamela Fredette	680,039	—	—	—
Lori Stanley	38,333	26,667	—	—

(1)	The value of unexercised options is based upon Black-Scholes option pricing model with the following weighted average assumptions for options granted: expected volatility of 222%, risk free interest of 4% and expected lives of ten years.

Life Insurance Plan

Dynax does not maintain separate policies for its executive officers.

Life Insurance Plan

Dynax does not maintain separate policies for its executive officers.

Director Compensation

All of the outside directors of Dynax are compensated for their services provided as a director. Each outside director is paid $400.00 for each meeting attended in person and $200.00 for each meeting attended by teleconference. In addition, each outside director was awarded 20,000 stock options as sign-on options and 10,000 stock options for each year of their respective terms.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership, as of January 25, 2005, of shares of Dynax common stock by (i) each person known by Dynax to be the beneficial owner of more than 5% of Dynax’s issued and outstanding common stock, (ii) each of Dynax’s directors, (iii) each of Dynax’s executive officers, and (iv) all directors and executive officers of Dynax as a group. Except as noted below, Dynax believes that each of the persons listed has sole voting and investment power with respect to the shares included in the table. Except where noted, the address of each of the persons listed is 192 Lexington Avenue, New York, New York 10016.

	Amount and Nature of Beneficial Ownership(1)
Name of Beneficial Owner	Number of Shares(2)		Percent of Voting Stock(3)
Pamela Fredette	1,180,039	(4)	17.9%

Affaires Financiares Bachtoldstrasse 2 Zurich 8044 Switzerland	356,081		6.0%

Weinger Family, LLC c/o BH Careers 192 Lexington Avenue 8th Floor New York, NY 10016	340,055		5.8%

Berco Limited Greenap Consultants 66 Merrion Square Dublin 2 Ireland	288,290		4.9%

South Shore Capital 90 Grove Street Suite 204 Ridgefield, CT 06877	288,290		4.9%

Tetsuo Yoshimura 3-27-73 Azamino aubakui, Yokohama Kanagawa, Japan 7225-001	288,290		4.9%

Daniel Bivona	117,820	(5)	2.0%

Faith Griffin	30,000	(6)	*

Lori Stanley	51,666	(7)	*

Thomas Minerva	26,666	(8)	*

Directors and executive officers as a group (5 persons)	1,406,191		20.9%

*	Less than 1%
(1)	On January 25, 2005, there were 5,908,259 shares of Dynax common stock outstanding. Each person named below has sole investment and voting power with respect to all shares of our common stock shown as beneficially owned by the person, except as otherwise indicated below.

(2)	Under applicable rules promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, a person is deemed the “beneficial owner” of a security with regard to which the person, directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose or direct the disposition of the security, in each case irrespective of the person’s economic interest in the security. Under these SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through (x) the exercise of any option or warrant or (y) the conversion of another security.
(3)	In determining the percent of Dynax’s common stock owned by a person (a) the numerator is the number of shares of Dynax’s common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities, and (b) the denominator is the total of (i) the 5,908,259 shares of Dynax common stock outstanding on January 25, 2005 and (ii) any shares of Dynax common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities. Neither the numerator nor the denominator include shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities.
(4)	Includes 680,039 shares of common stock which Ms. Fredette has the right to acquire within 60 days through exercise of option grants granted under the Dynax Solutions, Inc. Stock Option Plan 2003.
(5)	Includes 43,483 shares of common stock which Mr. Bivona has the right to acquire within 60 days through exercise of option grants granted under the Dynax Solutions, Inc. Stock Option Plan 1998 and the Dynax Solutions, Inc. Stock Option Plan 2003.
(6)	Consists of 30,000 shares of common stock which Ms. Griffin has the right to acquire within 60 days through exercise of option grants granted under the Dynax Solutions, Inc. Stock Option Plan 2003.
(7)	Consists of 51,666 shares of common stock which Ms. Stanley has the right to acquire within 60 days through exercise of option grants granted under the Dynax Solutions, Inc. Stock Option Plan 2003.
(8)	Consists of 26,666 shares of common stock which Mr. Minerva has the right to acquire within 60 days through exercise of option grants granted under the Dynax Solutions, Inc. Stock Option Plan 2003.

Employment Agreements

Dynax

Pamela Fredette. Under the terms of Ms. Fredette’s current employment agreement with Dynax, Ms. Fredette receives an annual base salary of $300,000. In addition, Ms. Fredette is eligible to receive incentive compensation for each calendar year of her agreement. Under the previous terms of Ms. Fredette’s employment arrangement with Dynax, Ms. Fredette was entitled to receive a cash payment of $1,500,000 on the consummation of the merger. Ms. Fredette agreed to forego the full cash payment and instead will receive a cash payment of $250,000 upon consummation of the merger. In consideration of the amendment to Ms. Fredette’s existing employment agreement, including reduction in the cash payment on change of control and a waiver of a portion of the annual bonuses to which Ms. Fredette was entitled, in December 2004, Dynax issued to Ms. Fredette 500,000 shares of Dynax common stock with a value of $250,000. enherent has agreed to file a shelf registration statement to register the resale of shares of enherent common stock issued on the conversion or disposition of the Series A Preferred Stock and to include in such a registration statement the enherent common stock received by Ms. Fredette in the merger.

In the event Ms. Fredette’s employment is terminated by Dynax without cause or by Ms. Fredette for good reason as defined within the agreement, Dynax will be required to make a severance payment to Ms. Fredette equal to her prior year’s base salary and annual incentive bonuses. In addition, in the event Dynax fails to renew Ms. Fredette’s employment agreement, Dynax is required to make a severance payment to Ms. Fredette equal to fifty percent of her annual base salary then in effect at the expiration of such term. Ms. Fredette is prohibited from competing with Dynax or soliciting its employees for a period of one year after the date of termination of her employment for any reason.

Lori Stanley. Under the terms of Ms. Stanley’s current employment agreement with Dynax, Ms. Stanley receives an annual base salary of $162,000. Ms. Stanley is also eligible to receive incentive compensation based upon her performance and Dynax achieving certain financial goals. In the event that Ms. Stanley’s employment is terminated by Dynax without cause or by Ms. Stanley for sufficient reason as defined within the agreement, Dynax is required to make a severance payment to Ms. Stanley equal to three months of her then current base salary. In addition, Ms. Stanley will be prohibited from competing with Dynax or soliciting its employees for a period of one year after the date of termination of her employment for any reason.

Surviving Corporation

Pamela Fredette. See “INTEREST OF EMPLOYEES AND DIRECTORS OF ENHERENT AND DYNAX IN THE MERGER” on page     .

Lori Stanley. See “INTEREST OF EMPLOYEES AND DIRECTORS OF ENHERENT AND DYNAX IN THE MERGER” on page     .

Roger DiPiano. It is anticipated that Roger DiPiano will enter into a new employment agreement with the surviving corporation. Under the terms of the new employment agreement, Mr. DiPiano will receive an annual base salary of $175,000 for his services as chief operating officer of the surviving corporation. The chief operating officer will provide leadership and day-to-day management of operational and financial activities and goals of the surviving corporation. The chief operating officer will also be responsible for monitoring and overseeing all financial and operational activities, including: client profitability; consultant profitability; project profitability; and revenue recognition. The surviving corporation’s compensation committee will review Mr. DiPiano’s base salary annually and may increase his base salary from year to year. The employment agreement provides for an annual performance bonus based on the business plan approved by the compensation committee for the given year in conjunction with the surviving corporation’s achievement of certain financial goals mutually agreed upon by Mr. DiPiano and the compensation committee, in addition to the base salary discussed above. The period of employment shall be deemed to have commenced as of the effective date of the merger, and will continue until the first anniversary of the effective date of the merger, subject to automatic annual renewal in order to maintain a one year term unless any party delivers to the other written notice of non-renewal at least 30 days before the annual anniversary of the effective date.

In the event that Mr. DiPiano’s employment is terminated by the surviving corporation without cause, the surviving corporation will be required to make a severance payment to Mr. DiPiano equal to six months of his base salary, provided however, no severance payment shall be due if the surviving corporation decides to not renew his employment. In addition, Mr. DiPiano will be prohibited from competing with the surviving corporation or soliciting its employees within the geographic area set forth in the employment agreement for a period of one year after the date of termination of his employment for any reason.

Roger DiPiano has been a consultant to the chief executive officer of Dynax since July 2004. Since 2002, Mr. DiPiano has also been the president of the Wedgewood Consulting Group, a privately held management consulting practice. From 1995 to 2002, Mr. DiPiano was an executive vice president with Computer Horizons Corp.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

The following presents condensed unaudited consolidated pro forma financial data of enherent and Dynax as if the merger had occurred at September 30, 2004 and at the beginning of each of the periods presented. The following pro forma financial statements are based on an assumption that 100% of Dynax’s common stock is exchanged for enherent common stock in the merger. The merger will be accounted for as a purchase, with Dynax as the acquiring entity for accounting purposes.

The historical data of enherent and Dynax for the year ended December 31, 2003 has been derived from their audited consolidated financial statements. The historical data of enherent and Dynax for the nine months ended September 30, 2004 and 2003 has been derived from their unaudited consolidated financial statements. The unaudited consolidated pro forma balance sheet and statements of operations are based on assumptions and include adjustments as explained in the notes thereto.

The summary unaudited consolidated pro forma financial data does not necessarily reflect the results of operations of enherent and Dynax that actually would have resulted had the merger been consummated as of the dates referred to above. Accordingly, such data should not be viewed as fully representative of the past performance of enherent or Dynax or indicative of future results.

The summary unaudited consolidated pro forma financial data should be read together with the Financial Statements and Notes of enherent and Dynax included elsewhere and herein.

UNAUDITED PROFORMA CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2004

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Historical
	Consolidated Dynax and Subsidiaries	Consolidated enherent and Subsidiaries	Pro Forma Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and equivalents	$293	$1,658	$(613	) (7)	$1,338
Accounts receivable	2,719	1,885	—		4,604
Prepaid expenses and other current assets	183	190	—		373

Total current assets	3,195	3,733	(613)		6,315

Fixed assets, net	329	53	—		382
Other assets, net	—	50	—		50
Deferred enherent acquisition costs	207 (1)	—	(207	) (1)	—
Goodwill and intangible assets	—	—	3,466	(2)	3,466

Total	$3,731	$3,836	$2,646		$10,213

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$4,409	$51	$(1,700	) (5)	$2,760
Accounts payable	1,560	580	—		2,140
Accrued compensation	318	420	—		738
Accrued expenses	327	350	—		677
Deferred revenue	148	47	—		195

Total current liabilities	6,762	1,448	(1,700)		6,510
Long term debt	577	100	3,300	(6)	3,977
Deferred rent	46	3			49

Total liabilities	7,385	1,551	1,600		10,536

Commitment and contingencies
Series A Preferred Stock	—	4,007	(4,007	) (4)	—

Common Stockholders’ Equity (Deficiency)
Common Stock, par value $.001 (issued 17,718,854 enherent shares historical, 49,582,344 shares pro forma)	5	19	28	(3)	52
Additional paid in capital	23,099	94,427	(90,893	) (8)	26,633
Treasury Stock (1,849,123 shares historical)	—	(366)	366	(9)	—
Accumulated deficit	(26,758)	(95,802)	95,552	(10)	(27,008)

Total common stockholders’ equity (deficiency)	(3,654)	(1,722)	5,053		(323)

Total	$3,731	$3,836	$2,646		$10,213

See accompanying notes to the pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Consolidated Dynax and Subsidiaries	Consolidated enherent and Subsidiaries
Revenues	$19,068	$12,144	$—		$31,212
Cost of revenues	14,180	9,409	—		23,589

Gross profit	4,888	2,735	—		7,623

Operating expenses
Selling, general and administrative expenses	4,645	4,058	—		8,703
Restructuring Charges	367	—	(367	) (11)	—

Total operating expenses	5,012	4,058	(367)		8,703

Loss from operations	(124)	(1,323)	367		(1,080)
Other income (expenses)
Miscellaneous income	426	4	—		430
Recapitalization costs	(307)	—	—		(307)
Additional compensation to Dynax chief executive officer	—	—	(250	) (13)	(250)
Interest expense	(507)	(3)	(85	) (12)	(595)
Interest income	—	9	—		9
Income tax	(18)				(18)
Merger costs		—	(300	) (1)	(300)

Net loss	(530)	(1,313)	(268)		(2,111)
Preferred stock redemption benefit to common stockholders, net of accretion	—	(571)	571	(14)	—

Net income (loss)	$(530)	$(1,884)	$303		$(2,111)

Basic net loss per share applicable to common stockholders		(0.11)	0.01	(15)	(0.05)

Number of shares used in computing basic net income (loss) per share		17,514	29,246		46,760

Diluted loss per share		(0.11)	0.01	(15)	(0.05)

Number of shares used in computing diluted income (loss) per share		17,514	29,246		46,760

See accompanying notes to the pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Consolidated Dynax and Subsidiaries	Consolidated enherent and Subsidiaries
Revenues	$12,387	$9,319	$—		$21,706
Cost of revenues	8,959	6,895	—		15,854

Gross profit	3,428	2,424			5,852

Operating expenses					—
Selling, general and administrative expenses	3,223	2,944	—		6,167
Restructuring charges	—	—	—		—

Total operating expenses	3,223	2,944	—		6,167

Loss from operations	205	(520)	—		(315)
Other income (expenses)
Miscellaneous income	—	—	—		—
Recapitalization costs	—	—	—		—
Additional compensation to Dynax chief executive officer	—	—	(250	) (13)	(250)
Interest expense	(347)	(3)	(64	) (12)	(414)
Interest income	—	2	—		2
Income tax	(7)				(7)
enherent’s merger costs		—	(300	) (1)	(300)

Net loss	(149)	(521)	(614)		(969)
Preferred stock redemption benefit to common stockholders, net of accretion	—	1,717	(1,717	) (14)	—

Net income (loss)	$(149)	$1,196	$(2,331)		$(1,284)

Basic net income (loss) per share applicable to common stock		0.07	(0.08	) (15)	(0.03)

Number of shares used in computing basic net income (loss) per share		17,715	29,246		46,961

Diluted income (loss) per share		0.07	(0.10	) (15)	(0.03)

Number of shares used in computing diluted income (loss) per share		22,882	24,079		46,961

See accompanying notes to the pro forma condensed consolidated financial statements.

Notes To Pro Forma Condensed Consolidated Financial Statements

General:

A.	The merger will be accounted for using the purchase method. In a merger of near equals the purchase method of accounting requires the identification of the acquiring entity. For financial accounting purposes, Dynax will be considered as the accounting acquirer of enherent primarily as a result of the following factors:

i.	At the date of merger the surviving corporation’s ownership will consist of both Dynax and enherent stockholders owning approximately 50% on a fully diluted basis;

ii.	Subsequent to the merger the majority of the surviving corporation’s board of directors will be comprised of directors nominated by the Dynax stockholders; and

iii.	Subsequent to the merger the senior executives of the surviving corporation will be comprised of current officers and consultants of Dynax.

B.	The pro forma condensed balance sheet has been prepared assuming the merger was consummated on September 30, 2004. The pro forma condensed statements of operations have been prepared assuming the transaction was consummated at the beginning of the periods indicated.

C.	The following pro forma adjustments have been applied to give effect to the merger as follows:

Balance Sheet:

1.	Purchase Price: Issuance of 22,663,490 shares of enherent Corp. common stock in exchange for 100% of the equity of Dynax Solutions, Inc. capital. Since enherent Corp. is deemed to be the acquired entity for accounting purposes, its purchase price is recorded at the value of its outstanding common shares and stock options.

After consideration of the historical market price of enherent’s common stock and, on or about the date of the merger announcement the purchase price of enherent was estimated at $4.151 million. The purchase price represents the sum of (i) the estimated fair value of $3.769 million (or $.14 per common share) for the 26,918,854 shares of enherent common stock, $.001 par value, to be retained by the existing common stockholders of enherent, Inc, (ii) the estimated fair value of $112,000 for the 1,335,561 outstanding enherent stock options and (iii) estimated Dynax merger costs of $270,000.

2.	Allocation of Cost of the Acquired Entity: The $3.413 million excess of the fair value of enherent’s common shares over the carrying amount of enherent’s net assets has been allocated to goodwill. No allocation to other intangible assets has been included in the pro forma unaudited condensed consolidated balance sheet as such amount is currently believed to be immaterial. The allocation of the purchase price is subject to adjustment upon a post-merger detailed review of assets to be acquired and their fair values.

The following is a summary of the goodwill computation:

Purchase price and merger costs		$4,151,000

Less value of tangible assets to be acquired:
enherent common stockholders’ capital deficiency at September 30, 2004	$(1,722,000)

Conversion or disposition of enherent Series A Preferred Stock to common shares (see Note 3)	2,407,000	685,000

Goodwill		$3,466,000

3.	Common Stock: The pro forma condensed consolidated financial statements reflect the issuance of 22,663,490 shares of enherent common stock, $.001 par value, to the common stockholders of Dynax, at an exchange ratio of 3.8359 shares of enherent for each outstanding share of Dynax.

The following is a summary of enherent common stock to be outstanding after the merger:

Shares held by existing enherent common stockholders as at September 30, 2004	17,718,854

Additional enherent restricted common stock issued subsequent to September 30, 2004	700,000

Shares issuable to holders of enherent Series A Preferred Stockholders (see Note 4)	8,500,000

enherent outstanding common shares (upon date of merger)	26,918,854

Shares of enherent common stock to be issued to Dynax stockholders	22,663,490

Total shares outstanding after the merger	49,582,344[1]

[1]	Does not include 1,335,561 shares reserved for outstanding enherent stock options and 5,590,782 shares to be reserved for existing Dynax stock options, at the 3.8359 exchange ratio.

4.	Preferred Stock: Assumes enherent’s Series A Preferred Stock will be converted or transferred back to enherent in return for 8,500,000 shares of enherent common stock, plus a new note obligation of $1.6 million of senior subordinated debt.

5.	Current Portion Long-Term Debt: This adjustment represents Dynax’s Ableco senior subordinated note of $1.7 million which is assumed to be converted to a long-term note obligation.

6.	Long-Term Debt: This adjustment represents enherent’s assumption of a long-term note obligation of $1.6 million to be issued to the current Series A Preferred Stock and Dynax’s Ableco senior subordinated note of $1.7 million which is assumed to be converted to a long-term note obligation.

7.	Cash: The adjustment represents anticipated unpaid cash transactions of $613,000 resulting from the combined estimated merger costs of $570,000 ($270,000 for Dynax and $300,000 for enherent) and bonus compensation to be paid to Dynax’s chief executive officer of $250,000 upon completion of the merger. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2004 has been adjusted to reflect these cash transactions and estimated merger costs. The estimated merger costs of $270,000 that will be incurred by Dynax, are included as part of the purchase price and included in goodwill. The estimated merger costs of $300,000 that will be incurred by enherent will be charged against earnings and retained earnings.

8.	Additional Paid in Capital: This adjustment represents the elimination of enherent’s historical accumulated deficit, less the elimination of treasury stock, the effects of the conversion or disposition of enherent’s Series A Preferred Stock to common stock and the issuance of the additional shares of enherent common stock to the Dynax stockholders.

9.	Treasury Stock: This adjustment represents the elimination of enherent’s treasury stock.

10.	Deficit: The adjustment represents the amount required to reflect Dynax’s historical accumulated deficit at September 30, 2004 increased by the effect of $250,000 additional compensation to Dynax’s chief executive officer upon the completion of the merger.

Statement of Operations:

11.	Restructuring Charges: This adjustment represents the elimination of Dynax’s restructuring charges which are considered as non-recurring.

12.	Interest Expense: This adjustment assumes additional interest expense for the senior subordinated debt.

13.	Additional compensation of Dynax’s chief executive officer: This adjustment represents a charge of $250,000 related to a cash bonus to Dynax’s chief executive officer, payable upon completion of the merger. The pro forma statements of operations do not include charges to operations incurred in the fourth quarter of 2004 relating to the issuance of restricted shares to the chief executive officers of enherent in October 2004, (700,000 shares of enherent restricted stock valued at $63,000) and Dynax in December 2004 (500,000 shares of Dynax common stock valued at $250,000).

14.	Preferred Stock Redemption: This adjustment represents the elimination of any net benefit or accretion from enherent’s Series A Preferred Stock as the benefit is considered as non-recurring and the accretion will be eliminated as a result of the conversion or disposition of the Series A Preferred Stock.

15.	Basic and Diluted Loss per Share: Pro forma loss per share amounts have been computed based on the average outstanding shares of enherent reported for historical purposes (17,514,000 shares for 2003 and 17,715,000 shares for 2004) plus the 8,500,000 shares of the enherent common stock to be issued to Series A Preferred Stock and the 22,663,490 shares issuable to Dynax’s stockholders. The effect of outstanding stock options has not been included in the pro forma per share amounts as it would be anti-dilutive. Pro forma loss per share for the year ended December 31, 2003 does not give effect to dividends on Dynax Series D preferred stock which was eliminated as a result of a recapitalization in November 2003 (see Note B of the notes to Dynax’s historical financial statements).

16.	Income Taxes: As a result of the cumulative losses of enherent and Dynax to date, no provision has been made for any income tax effect applicable to the foregoing pro forma adjustments.

COMPARISON OF ENHERENT AND DYNAX STOCKHOLDER RIGHTS

The following is a comparison of certain rights of Dynax stockholders and those of enherent stockholders. Certain significant differences in the rights of Dynax stockholders and those of enherent stockholders arise from differing provisions of Dynax’s and enherent’s respective governing corporate instruments.

The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of Dynax stockholders and those of enherent stockholders. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the Delaware General Corporation Law and to the respective governing corporate instruments of Dynax and enherent, to which stockholders are referred.

Authorized Capital Stock

Dynax. Dynax is authorized to issue 20,000,000 shares of common stock, $0.001 par value per share, of which 5,908,259 shares are issued and outstanding as of the date of this joint proxy statement/prospectus. Dynax’s certificate of incorporation does not provide that stockholders have a preemptive right to acquire authorized and unissued shares of Dynax.

Under Dynax’s bylaws, each stockholder is entitled to one vote for each share of stock owned. A majority of Dynax’s outstanding shares entitled to vote, represented in person or by proxy, constitutes a quorum. A majority of the shares represented and entitled to vote at a meeting of stockholders is sufficient to take action on a matter, unless otherwise provided by applicable law, the articles of incorporation or bylaws. As allowed under Delaware law, action required or permitted to be taken at a stockholders’ meeting may be taken without a meeting if a consent in writing setting forth the action to be taken is signed by those persons who would be entitled to vote at a meeting those shares having voting power to cast at least the minimum number of votes necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted.

enherent. enherent is authorized to issue 50,000,000 shares of voting common stock, par value $0.001 per share, 1,000,000 shares of non-voting common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001, of which 18,418,854 shares of voting common stock and 4,250,000 shares of Series A Preferred Stock are issued and outstanding as of the date of this joint proxy statement/prospectus. enherent’s certificate of incorporation does not provide that stockholders have a preemptive right to acquire authorized and unissued shares of enherent. See “THE SPECIAL MEETING—Matters to be Considered—enherent—Proposal 2—Approval of the amendment to the certificate of incorporation of enherent” for a description of a proposed amendment to enherent’s certificate of incorporation increasing the authorized number of shares of voting common stock from 50,000,000 shares to 100,000,000 shares.

Under enherent’s bylaws, the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders except as otherwise provided by statute or by enherent’s certificate of incorporation. If a quorum is present, action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless otherwise provided by applicable law, the articles of incorporation or bylaws. The certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting and that the ability of the stockholders to consent in writing to the taking of any action is denied.

Amendments to Certificate of Incorporation and Bylaws

Under the Delaware General Corporation Law, under the following circumstances, a class of stockholders has the right to vote separately on an amendment to a Delaware corporation’s certificate of incorporation even if the certificate does not include such a right: (i) increasing or decreasing the aggregate number of authorized shares of the class (the right to a class vote under this circumstance may be eliminated by a provision in the certificate); (ii) increasing or decreasing the par value of the shares of the class; or (iii) changing the powers, preferences, or special rights of the shares of the class in a way that would affect them adversely. Approval by outstanding shares entitled to vote is also required. Further, a separate series vote is not required unless a series is adversely affected by an amendment in a manner different from other shares in the same class. Under the Delaware General Corporation Law, a corporation’s certificate of incorporation also may require, for action by the board or by the holders of any class or series of voting securities, the vote of a greater number or proportion than is required by the Delaware General Corporation Law, and the provision of the certificate of incorporation requiring such greater vote may also provide that such provision cannot be altered, amended or repealed except by such greater vote.

Dynax. The Dynax bylaws may be adopted, amended, altered or repealed by the Dynax stockholders. Dynax’s board of directors may also adopt, amend or repeal the Dynax bylaws, subject to the power of the stockholders to do so and provided that any such action is approved by a majority of the total number of authorized directors.

enherent. enherent’s certificate of incorporation requires the affirmative vote of at least 80 percent of the voting power of the shares entitled to vote at an election of directors to amend, alter, change or repeal, or to adopt any provision that is inconsistent with the purpose and intent of certain sections of the certificate of incorporation. All other amendments to the certificate of incorporation must be approved by the affirmative vote of a majority of the outstanding stock of enherent entitled to vote thereon.

enherent’s board of directors has the power to alter, amend or repeal enherent’s bylaws or adopt new bylaws. enherent’s bylaws also may be adopted, amended, altered or repealed by the affirmative vote of at least 80 percent of the voting power of the shares entitled to vote at an election of directors.

Board of Directors and Absence of Cumulative Voting

Under the Delaware General Corporation Law, the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders of a Delaware corporation may create a classified board with staggered terms. A maximum of three classes of directors is allowed with members of one class elected each year for a maximum term of three years. Finally, there is no statutory requirement as to the number of directors in each class or that the number in each class be equal.

Dynax. Dynax’s bylaws provide that the board of directors shall consist of not less than one nor more than ten members as designated from time to time by resolution of the board. Dynax’s board of directors currently has five members. Directors are elected for three year terms by the affirmative vote of a majority of the shares represented at the annual meeting of stockholders.

Dynax’s certificate of incorporation and bylaws do not provide for cumulative voting for the election of directors. If any vacancy occurs in the membership of the board of directors, it may be filled by the directors then in office. A director appointed to fill a vacancy shall be appointed for a term of office continuing until the expiration of the term of the director whose place became vacant.

enherent. enherent’s bylaws provide for a board of directors having not less than five nor more than eleven members, the precise number to be fixed by resolution of the board of directors. enherent’s board of directors currently has four members. Each director, except in the case of death, resignation or removal, shall serve until his successor shall have been elected and qualified. enherent’s certificate of incorporation provide for a classified board of directors. The directors are divided into three classes, Class I, Class II and Class III, and shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. The term of office of the initial Class I directors expired at the annual meeting of enherent’s stockholders held in 1998, the term of office of the initial Class II directors expired at the annual meeting of enherent’s stockholders held in 1999, and the term of the initial Class III directors expired at the annual meeting of enherent’s stockholders held in 2000. At each succeeding annual meeting of enherent’s stockholders beginning in 1998, successors to the class of directors whose terms expires at the meeting shall be elected for a three year term.

enherent’s certificate of incorporation and bylaws do not provide for cumulative voting for the election of directors. Vacancies on the board of directors that results from an increase in the number of directors may be filled by the affirmative vote of a majority of the remaining directors then in office, provided that a quorum is present. Any other vacancy occurring on the board of directors may be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall hold office for his or her predecessor’s unexpired term, except that if the vacancy results from an increase in the number of directors, such term will only continue until the next annual meeting of the enherent’s stockholders. Notwithstanding the foregoing, the filling of vacancies shall be subject to and governed by the certificate of incorporation.

Removal of Directors

Dynax. The Dynax bylaws provide that any director may be removed, with or without cause, at any stockholder meeting, by vote of the holders of a majority of the shares entitled to vote, and another director may be elected in place of the removed director to serve for the remainder of the term.

enherent. Under enherent’s bylaws, the entire board of directors or any individual director may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the issued and outstanding shares of capital stock entitled to vote at an election of directors.

Interested Director Transactions

The Delaware General Corporation Law provides that contracts or transactions in which one or more of the corporation’s directors have an interest are not voidable solely because of such interest or because such director was present at the directors’ or stockholders’ meeting where such contracts or transactions were approved if certain conditions are met. Provided that the material facts of the contracts or transactions and the director’s interest in such contracts or transactions are fully disclosed, such contracts or transactions may be approved in good faith by: (i) a majority vote of disinterested directors, even though less than a quorum; or (ii) the vote of a majority of disinterested stockholders entitled to vote. Furthermore, such contracts or transactions may be approved if they are shown to be fair to the corporation at the time they are authorized, approved or ratified by the board of directors, a committee or stockholders, and separate disinterested stockholder or disinterested director approval is not required.

Dynax. Dynax follows the Delaware General Corporation Law relative to interested director transactions.

enherent. enherent’s bylaws provide that no contract or transaction between enherent and one or more of its directors or officers, or between enherent and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board of directors or committee thereof which authorizes the contract or transaction, or solely because such person’s or their votes are counted for such purpose if (i) the material facts as to such person’s or their relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to such person’s or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to enherent as of the time it is authorized, approved or ratified, by the board of directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

Indemnification of Directors and Officers

The Delaware General Corporation Law classifies indemnification as either mandatory indemnification or permissive indemnification. A Delaware corporation is required to indemnify an agent against expenses actually and reasonably incurred in an action that the agent successfully defended on the merits or otherwise.

Under the Delaware General Corporation Law, in non-derivative third-party proceedings, a corporation may indemnify any agent who is or is threatened to be made a party to the proceeding against expenses, judgments and settlements actually and reasonably incurred in connection with a civil proceeding, provided such person acted in good faith and in a manner the person reasonably believed to be in the best interests of and not opposed to the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Further, in actions brought on behalf of the corporation, any agent who is or is threatened to be made a party can be indemnified for expenses actually and reasonably incurred in connection with the defense or settlement of the action if the person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation; however, indemnification is not permitted with respect to any claims in which such person has been adjudged liable to the corporation unless the appropriate court determines such person is entitled to indemnity for expenses.

Unless ordered by a court, the corporation must authorize permissive indemnification for existing directors or officers in each case by: (i) a majority vote of the disinterested directors even though less than a quorum; (ii) a committee of disinterested directors, designated by a majority vote of such directors even though less than a quorum; (iii) independent legal counsel in a written opinion; or (iv) the stockholders. The statutory rights regarding indemnification are non-exclusive; consequently, a corporation can indemnify a litigant in circumstances not defined by the Delaware General Corporation Law under any bylaw, agreement or otherwise.

Dynax. Dynax’s certificate of incorporation provides that officers and directors, shall be indemnified to the fullest extent authorized or permissible under Delaware law, provided that except for proceedings to enforce rights to indemnification, Dynax shall not be obligated to indemnify any director or officer in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by the board of directors. The right to indemnification includes the right to be paid by Dynax the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

enherent. enherent’s certificate of incorporation provides that officers and directors, shall be indemnified to the fullest extent authorized or permissible under Delaware law, provided that except for proceedings to enforce rights to indemnification, enherent shall not be obligated to indemnify any director or officer in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by the board of directors. The right to indemnification includes the right to be paid by enherent the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

Limitation of Liability of Directors

Under the Delaware General Corporation Law, a Delaware corporation’s certificate of incorporation may eliminate director liability for all acts except: (i) an act or omission not in good faith or that involves intentional misconduct or knowing violation of the law; (ii) a breach of the duty of loyalty; (iii) improper personal benefits; or (iv) certain unlawful distributions.

Dynax. Dynax’s certificate of incorporation provides that a director shall not be personally liable to the corporation or its stock holders for monetary damages for breach of fiduciary duty as a director; provided however, that nothing in the certificate of incorporation shall eliminate or limit the liability of any director (i) for breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

enherent. enherent’s certificate of incorporation provides that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law, as so amended.

Special Meetings of Stockholders

Dynax. Dynax’s bylaws provide that special meetings of stockholders may be called at any time by the chairman of the board and chief executive officer or by request of a majority of the board of directors. Nothing in the bylaws limits the right and power of the directors and stockholders to require a special meeting for the election of directors pursuant to the provisions of the Delaware General Corporation Law, as same may be amended from time to time.

enherent. enherent’s bylaws provide that a special meeting of stockholders, unless otherwise prescribed by law or by the certificate of incorporation, may be called for any purpose at any time by the chairman of the board, the president or the board of directors pursuant to resolution adopted by a majority of the board.

Mergers, Share Exchanges and Sales of Assets

The Delaware General Corporation Law generally requires a majority vote of the outstanding shares of the corporation entitled to vote to effectuate a merger. The certificate of incorporation of a Delaware corporation may provide for a greater vote. In addition, the vote of stockholders of the surviving corporation on a plan of merger is not required under certain circumstances.

Dynax. Because Dynax’s certificate of incorporation has no specific provision related to what vote is required for a merger, a majority vote of Dynax’s outstanding shares entitled to vote would be required, as provided by Delaware law.

enherent. enherent’s certificate of incorporation has no specific provision related to what vote is required for a merger and thus any merger must be approved by at least the affirmative vote of a majority of the common and Series A Preferred Stock entitled to vote thereon, voting together as a single class.

Stockholder Rights to Examine Books and Records

Dynax. Dynax stockholders have the right to inspect Dynax’s books and records upon written demand and during normal business hours as provided under Delaware law.

enherent. enherent stockholders have the right to inspect enherent’s books and records upon written demand and during normal business hours as provided under Delaware law.

Dividends

The Delaware General Corporation Law allows the board of directors of a Delaware corporation to authorize a corporation to declare and pay dividends and other distributions to its stockholders, subject to any restrictions contained in the certificate of incorporation, either out of surplus, or, if there is no surplus, out of net profits for the current or preceding fiscal year in which the dividend is declared. However, a distribution out of net profits is not permitted if a corporation’s capital is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, until the deficiency has been repaired.

Dynax. Under Dynax’s bylaws, subject to the Delaware General Corporation Law and the certificate of incorporation, as amended, the board of directors may declare dividends on the Dynax stock, payable upon such dates as the board of directors may designate.

enherent. Under enherent’s bylaws, subject to the Delaware General Corporation Law and the certificate of incorporation, as amended, the board of directors may declare and pay dividends upon the shares of its stock in cash, property or shares of enherent stock.

EXPERTS

The consolidated financial statements of enherent and its subsidiaries at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this joint proxy statement/prospectus and registration statement have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Dynax and its subsidiaries at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this joint proxy statement/prospectus registration statement have been audited by Cornick, Garber & Sandler, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of the shares of enherent common stock being offered hereby is being passed upon for enherent by Jackson Walker L.L.P., counsel for enherent. Jackson Walker L.L.P. will also opine as to certain federal income tax consequences of the merger. See “TERMS OF THE MERGER—Material Federal Income Tax Consequences.”

STOCKHOLDER PROPOSALS AND OTHER MATTERS

Dynax. Management of Dynax knows of no other matters which may be brought before the special stockholders’ meeting. If any matter other than the proposed merger or related matters should properly come before the special meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

enherent. Management of enherent knows of no other matters which may be brought before the special stockholders’ meeting. If any matter other than the proposed merger or related matters should properly come before the special meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

Under Delaware law, only business stated in the notice of special meeting may be transacted at either of the special meetings.

WHERE YOU CAN FIND MORE INFORMATION

enherent has filed a registration statement on Form S-4 to register with the SEC the offering and sale of enherent common stock to be issued to holders of Dynax stock pursuant to the merger. This joint proxy statement/prospectus is a part of the that registration statement and constitutes a prospectus of enherent in addition to a proxy statement of enherent and Dynax for the special meetings. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this joint proxy statement/prospectus.

enherent is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports, any proxy statements and other information with the SEC. Dynax is not required to file reports with the SEC. You can read any reports, statements or other information that enherent files with the SEC, including this registration statement, over the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any documents enherent files with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Neither enherent nor Dynax has authorized anyone to provide you with information that differs from that contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                     , 2004. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as on any date other than that date, and neither the mailing of this joint proxy statement/prospectus to Dynax stockholders nor the issuance of shares of enherent common stock in the merger shall create any implication to the contrary. This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities made hereunder may, under any circumstances, create an implication that there has been no change in the affairs of enherent since the date hereof or that the information herein is correct as of any time subsequent to its date.

FINANCIAL STATEMENTS AND SCHEDULE OF ENHERENT CORP.

AUDITED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003 (Audited) and September 30, 2004 (Unaudited)	F-3
Consolidated Statements of Stockholders’ Equity (Deficit) for the Years Ended December 31, 2001, 2002 and 2003 (Audited) and Nine Months Ended September 30, 2004 (Unaudited)	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2001, 2002 and 2003 (Audited) and the Nine Months Ended September 30, 2003 and 2004 (Unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2002 and 2003 (Audited) and the Nine Months Ended September 30, 2003 and 2004 (Unaudited)	F-6
Notes to Financial Statements	F-7
Schedule of Valuation and Qualifying Accounts	F-21

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

enherent Corp.

We have audited the accompanying consolidated balance sheets of enherent Corp. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the accompanying financial statement schedule. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of enherent Corp. and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Hartford, Connecticut

March 19, 2004, except for Note 15

as to which the date is October 12, 2004

enherent Corp. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except number of shares)

		December 31,
	September 30, 2004	2003	2002
	(Unaudited)
Assets
Current assets:
Cash and equivalents	$1,658	$2,669	$3,067
Accounts receivable, net of allowance of $16 at September 30, 2004 and December 31, 2003 and $57 at December 31, 2002.	1,885	1,263	1,926
Prepaid expenses and other current assets	190	141	259

Total current assets	3,733	4,073	5,252
Fixed assets, net	53	159	477
Other assets	50	50	69

Total assets	$3,836	$4,282	$5,798

Liabilities and stockholders’ equity
Current liabilities:
Current portion long term debt	$50	$—	$—
Accrued compensation	580	302	283
Accounts payable	420	327	470
Accrued expenses	350	362	294
Current portion of capital lease obligations	1	5	14
Deferred revenue	47	57	171

Total current liabilities	1,448	1,053	1,232
Long term debt	100	—	—
Capital lease obligations, net of current portion	—	—	5
Deferred rent	3	27	58

Total liabilities	1,551	1,080	1,295

Commitments and contingencies
Series A senior participating redeemable convertible preferred stock, $0.001 par value; authorized—10,000,000 shares; issued—7,000,000 and outstanding—4,250,000 shares at September 30, 2004; 7,000,000 issued and outstanding at December 31, 2003 and December 31,2002	4,007	6,124	5,553

Common stockholders’ equity (deficit):
Common stock, $0.001 par value; authorized—50,000,000 shares; issued—19,567,977 outstanding—17,718,854 shares at September 30, 2004; issued—19,401,311 shares, outstanding—17,552,188 shares at December 31, 2003; issued—19,351,311 shares, outstanding—17,502,188 shares at December 31, 2002	19	19	19
Additional paid-in capital	94,427	94,423	94,411
Treasury stock, at cost—1,849,123 shares all periods	(366)	(366)	(366)
Accumulated deficit	(95,802)	(96,998)	(95,114)

Total common stockholders’ deficit	(1,722)	(2,922)	(1,050)

Total liabilities and stockholders’ deficit	$3,836	$4,282	$5,798

See accompanying notes to consolidated financial statements.

enherent Corp. and Subsidiaries

Consolidated Statements of Stockholders’s Equity (Deficit)

Years ended December 31, 2001, 2002 and 2003 (audited) and nine months ending September 30, 2004 (unaudited)

(In thousands, expect number of shares)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Stock
	Shares	Amount			Shares	Amount	Total
Balance at December 31, 2000	18,351,311	$18	$94,212	$(69,114)	$—	$—	$25,116
Net loss	—	—	—	(21,738)	—	—	(21,738)
Purchase of treasury stock	—	—	—	—	849,123	(166)	(166)
Accretion of preferred stock	—	—	—	(511)	—	—	(511)

Balance at December 31, 2001	18,351,311	18	94,212	(91,363)	849,123	(166)	2,701

Net loss	—	—	—	(3,767)	—	—	(3,767)
Conversion of preferred shares to common shares	1,000,000	1	199	—	—	—	200
Purchase of treasury stock	—	—	—	—	1,000,000	(200)	(200)
Accretion of preferred stock net of benefit to common stockholders of redemption	—	—	—	16	—	—	16

Balance at December 31, 2002	19,351,311	19	94,411	(95,114)	1,849,123	(366)	(1,050)

Net loss	—	—	—	(1,313)	—	—	(1,313)
Stock option exercise	50,000	—	1	—	—	—	1
Stock option compensation	—	—	11	—	—	—	11
Accretion of preferred stock	—	—	—	(571)	—	—	(571)

Balance at December 31, 2003	19,401,311	19	94,423	(96,998)	1,849,123	(366)	(2,922)

Net loss	—	—	—	(521)	—	—	(521)
Stock option exercise	166,666	—	4	—	—	—	4
Stock option compensation	—	—	—	—	—	—	—
Accretion of preferred stock net of benefit to common stockholders of redemption	—	—	—	1,717	—	—	1,717

Balance at September 30, 2004 (unaudited)	19,567,977	$19	$94,427	$(95,802)	1,849,123	$(366)	$(1,722)

See accompanying notes to consolidated financial statements.

enherent Corp. and Subsidiaries

Consolidated Statements of Operations

(In thousands, except per share data)

	Nine months ended September 30,		Years ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)
Revenues	$9,319	$9,527	$12,144	$20,812	$29,684
Cost of revenues	6,895	7,370	9,409	16,389	21,760

Gross profit	2,424	2,157	2,735	4,423	7,924

Selling, general and administrative expenses	2,944	3,276	4,058	8,230	14,717
Impairment of goodwill	—	—	—	—	14,974

Loss from operations	(520)	(1,119)	(1,323)	(3,807)	(21,767)

Other income (expense):
Miscellaneous income (expense)	—	4	4	16	(154)
Interest expense	(3)	(3)	(3)	(9)	(23)
Interest income	2	7	9	33	206

Net loss	(521)	(1,111)	(1,313)	(3,767)	(21,738)

Preferred stock dividends and accretion net of benefit to common stockholders	1,717	(421)	(571)	16	(511)

Net income (loss) available to common stockholders	$1,196	$(1,532)	$(1,884)	$(3,751)	$(22,249)

Basic net income (loss) per share	$.07	$(.09)	$(0.11)	$(0.21)	$(1.26)

Number of shares used in computing basic net (income) loss per share	17,715	17,502	17,514	17,502	17,708

Diluted net income (loss) per share	$.07	$(.09)	$(0.11)	$(0.21)	$(1.26)

Number of shares used in computing diluted net (income) loss per share	22,882	17,502	17,514	17,502	17,708

See accompanying notes to consolidated financial statements.

enherent Corp. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Nine months ended September 30,		Years ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(521)	$(1,111)	$(1,313)	$(3,767)	$(21,738)
Adjustments to reconcile net loss to net cash used in operating activities net of business acquired:
Depreciation and amortization	106	255	294	809	2,345
(Gain) loss on disposal of fixed assets	—	10	17	(72)	450
Provision (credit) for doubtful accounts	5	28	38	(199)	1,369
Goodwill impairment	—	—	—	—	14,974
Deferred rent	(24)	(23)	(32)	(33)	(30)
Stock option compensation	—	11	11	—	—
Changes in operating assets and liabilities:
Accounts receivable	(628)	549	625	1,481	2,820
Prepaid expenses and other current assets	(48)	128	118	201	116
Other assets	—	11	19	26	6
Accrued compensation	118	55	19	(397)	(60)
Accounts payable and accrued expenses	241	(91)	(75)	(224)	(1,166)
Deferred revenue	(10)	(128)	(114)	27	47

Net cash used in operating activities	(761)	(306)	(393)	(2,148)	(867)

Cash flows from investing activities
Purchases of fixed assets	—	—	—	(19)	(18)
Sales of marketable securities	—	—	—	—	728
Proceeds from sale of fixed assets	—	7	7	187	—

Net cash provided by investing activities	—	7	7	168	710

Cash flows from financing activities
Proceeds from exercise of of stock options	4	—	1	—	—
Purchase and redemption of preferred stock	(250)	—	—	(200)	—
Purchase of treasury stock	—	—	—	—	(166)
Principal payments under capital lease obligations	(4)	(13)	(13)	(22)	(36)

Net cash used in financing activities	(250)	(13)	(12)	(222)	(202)

Net decrease in cash and equivalents	(1,011)	(312)	(398)	(2,202)	(359)
Cash and equivalents at beginning of period	2,669	3,067	3,067	5,269	5,628

Cash and equivalents at end of period	$1,658	$2,755	$2,669	$3,067	$5,269

Supplemental disclosure of cash flow information
Interest paid	$—	$3	$9	$9	$23

Noncash financing activities
Acquisition of fixed assets through capital leases	$—	$—	$—	$—	$33

See accompanying notes to consolidated financial statements.

enherent Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (audited) and Nine Months Ended September 30, 2004 and 2003 (unaudited)

1. Description of Business

The accompanying consolidated financial statements include the accounts of enherent Corp. (“enherent”) and its wholly owned subsidiaries (collectively, the “Company”), formerly PRT Group Inc. and subsidiaries (“PRT”). enherent is a provider of information technology services including strategic consulting, project solutions and staff augmentation, principally to industries including insurance, financial services, banking and capital markets.

In 2002 the Company announced that its Windsor, Connecticut office would serve as the Company’s new corporate headquarters and a transition from the existing Dallas, Texas location was initiated. The transition was completed in December 2002 and the Dallas, Texas office was closed in July 2003. All management and sales offices are now located in Connecticut. The Company closed its solution center in Barbados, West Indies in 2002.

On October 12, 2004, the Company entered into a definitive agreement to merge with Dynax Solutions, Inc. (“Dynax”) in a stock-for-stock merger, see Note 15.

The Company anticipates that its primary uses of working capital in the near term will be to fund enherent’s operations. Management believes that the cash and cash equivalents are sufficient to fund operations for the next 12 months. If the cash and cash equivalents at September 30, 2004 and cash generated from operations are insufficient to satisfy enherent’s liquidity requirements, enherent may in the future be required to seek additional sources of financing. If enherent is unsuccessful in obtaining additional sources of financing, enherent could experience difficulty meeting its current obligations as they become due.

The holders of the Company’s Series A Senior Participating Redeemable Convertible Preferred Stock (the “Preferred Stock”), discussed in Note 6, have agreed that, upon consummation of the proposed merger between enherent and Dynax Solutions, Inc. (“Dynax”), the Preferred Stock and related warrants will be transferred to enherent in exchange for an aggregate of 8,500,000 shares of common stock and subordinated secured notes with an aggregate principal amount of $1,600,000.

If the proposed merger is not completed, the holders of the Preferred Stock have agreed they will not exercise their right to redeem the Preferred Stock until after January 15, 2006. enherent does not anticipate that the holders of its Preferred Stock will require enherent to redeem their shares. If enherent is required to redeem its Preferred Stock, enherent might be required to obtain additional financing. Should enherent not be successful in obtaining additional sources of financing enherent could experience difficulty meeting its current obligations as they become due.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of enherent and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and enherent Corp. And Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

accompanying notes. While management believes that the estimates and related assumptions used in the preparation of these financial statements are appropriate, actual results could differ from those estimates.

Revenue Recognition

Revenue is primarily derived from placing consultants on engagements with clients for a specified period of time. The Company recognizes revenue as related services are performed, on a time-and-materials basis as calculated from a consultant’s time sheet and expense report using agreed-upon hourly rates. The Company also recognizes revenues from fees earned on recruiting individuals for full-time positions in client companies (permanent placements). Revenues from permanent placements are recognized when the candidate has satisfied any guarantee period, which ranges from 30 to 90 days. From time to time, project development work with a defined scope and a detailed budget is sold at a fixed price. Revenue for fixed price project development contracts is recognized in the period earned using the proportional performance method with revenues being recognized ratably over the performance period. From time to time, the Company also enters into fixed priced software development contracts. The Company recognizes revenue from fixed-price software contracts using the percentage of completion method of accounting based on hours to date in comparison to total hours projected at completion. Financial reporting of these agreements depends on estimates, which are assessed continually during the term of the agreement (including overruns and additional charges for scope changes), as such estimated amounts are subject to revisions as the project progresses. Anticipated losses on fixed-price contracts are recognized when estimable. Cash payments received but unearned are recognized as deferred revenue. In 2003 and the nine-months ended September 30, 2004 the Company did not perform any fixed price contract work. In 2002, less than two percent of the Company’s revenues were from fixed-price contracts.

Accounts Receivable – Allowance for Doubtful Accounts

The Company generally records receivables when the related revenue is recognized. Based on certain pre-negotiated contract terms billing may not coincide with revenue recognition, in which case, amounts due from customers are captured in unbilled receivables until the customer is actually invoiced, in accordance with the contract terms and amounts received in advance of the related services being performed are recorded as deferred revenue.

The Company’s accounts receivable balance is reported net of allowances for amounts not expected to be collected from clients. Because the accounts receivable typically are unsecured, the Company periodically evaluates the collectibility of these accounts based on a combination of factors, including a particular customer’s ability to pay, as well as, the age of the receivable balances, which is based on when the customer invoice was issued. To evaluate a specific customer’s ability to pay, the Company analyzes financial statements, payment history and third-party credit analysis reports. In cases where the evidence suggests a customer may not be able to satisfy its obligations, the Company sets up a specific reserve in an amount determined to be appropriate for the perceived risk. The Company writes-off the receivable balances against the allowance only when the amount is deemed to be uncollectible and all efforts to collect the balance have been exhausted.

Fair Value of Financial Instruments

The carrying values of financial instruments approximate their estimated fair value as a result of variable market interest rates and the short-term maturity of these instruments.

Cash and Equivalents

Cash and equivalents include all cash, demand deposits, money market accounts and debt instruments purchased with an original maturity of three months or less.

enherent Corp. And Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation on furniture and equipment, computer equipment and software is calculated on the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Equipment held under capital leases and leasehold improvements is amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Asset Impairment

As part of an ongoing review of the valuation of long-lived assets, the Company assesses the carrying value of such assets, if facts and circumstances suggest they may be impaired. If this review indicates that the carrying value of these assets may not be recoverable, as determined by non-discounted cash flow analysis over the remaining useful life of the asset, the carrying value would be reduced to its estimated fair value. There have been no material impairments recognized in these financial statements.

Income Taxes

The Company accounts for income taxes on the liability method. Under this method, deferred tax assets and liabilities are recognized with respect to the future tax consequences attributable to differences between the financial statement carrying values and tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Goodwill

Goodwill consists of the excess of cost over the fair value of identifiable net assets of businesses acquired. As of January 1, 2002, the Company adopted Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangible Assets (FAS 142) and as such no longer amortizes goodwill, but rather tests it annually for impairment. Goodwill was being amortized over 20 years using the straight-line method. The Company systematically reviewed the recoverability of its goodwill by comparing the unamortized carrying value to anticipated undiscounted future cash flows. It was determined that impairment existed, and the future cashflows were discounted to determine the impairment amount. Based on the results of this analysis in 2001, it was determined that goodwill was impaired and a charge of $14,974,000 was recorded (Note 7).

Net Income (Loss) Per Share

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128 (“SFAS 128”), “Computation of Earnings Per Share.” Accordingly, basic loss per share is computed using the weighted average number of common shares outstanding during the period. Dilutive shares consist of the incremental common shares issuable upon the conversion of the Redeemable Convertible Preferred Stock (using the if-converted method) and related warrants and shares issuable upon the exercise of stock options (using the treasury stock method).

For the 2004 period the Company’s redeemable convertible preferred stock has been reflected on an as if converted basis for purposes of calculating diluted earnings per share. In prior periods the Company has excluded the impact of the redeemable convertible preferred stock and related warrants and stock options outstanding under the Company’s stock option plan because the effect would be anti-dilutive.

enherent Corp. And Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following is a summary of the calculation of basic and diluted income (loss) per share for the years ended December 31, 2003, 2002 and 2001, and for the nine-month periods ending September 30, 2004 and 2003 (in thousands, except per share data):

	Nine months ended September 30		Years ended December 31
	2004	2003	2003	2002	2001
Numerator:
Net income (loss) available to common stockholders
Basic	$1,196	$(1,532)	$(1,884)	$(3,751)	$(22,249)
Accretion on preferred	$349	—	—	—	—
Diluted	$1,545	$(1,532)	$(1,884)	$(3,751)	$(22,249)
Denominator (000’s omitted)
Weighted average of shares
Outstanding—Basic	17,715	17,502	17,514	17,502	17,708
Shares as if converted	5,167	—	—	—	—
Outstanding—fully diluted	22,882	17,502	17,514	17,502	17,708
Basic income (loss) per share	$.07	$(.09)	$(.11)	$(.21)	$(1.26)
Diluted income (loss) per share	$.07	$(.09)	$(.11)	$(.21)	$(1.26)

Stock-Based Compensation

The Company has a stock option plan, which is described more fully in Note 7. The Company accounts for employee stock compensation and stock options using the intrinsic value method set forth in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). enherent accounts for stock option grants to outside directors for services as directors under APB No. 25 and FASB Interpretation No. 44 and accordingly, recognizes compensation expense only if the fair value of the underlying common stock exceeds the exercise price of the stock option on the date of grant. As permitted by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), enherent continues to account for stock-based compensation in accordance with APB No. 25 and has elected the pro forma disclosure alternative of SFAS No. 123.

The Company’s other stock compensation, consisting of options granted under an agreement with the Vice Chairman, see Note 4, executed on September 14, 2004 are accounted for using the fair value recognition method set forth in the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards No. 123 (“SFAS 123”). Accordingly, enherent recognizes deferred compensation expense and charges the non-cash amortization expense to operating results, over the vesting schedule of the options.

enherent Corp. And Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table illustrates the effect on net income (loss) and income (loss) per share if we applied the fair value recognition provisions of SFAS 123, instead of the intrinsic value method of APB Opinion No. 25 to account for stock-based employee compensation for the years ended December 31, 2003, 2002 and 2001, and for the nine month periods ended September 30, 2004 and 2003 (in thousands, except per share amounts):

	Nine months ended September 30		Years ended December 31
	2004	2003	2003	2002	2001
Net income (loss) available to common stockholders, as reported	$1,196	$(1,532)	$(1,884)	$(3,751)	$(22,249)
Total stock option expense determined under fair value method	(81)	(164)	(170)	(835)	(1,656)

Pro forma net income (loss)	$1,115	$(1,696)	$(2,054)	$(4,586)	$(23,905)

Net income (loss) per common share, as reported:
Basic	$.07	$(.09)	$(.11)	$(.21)	$(1.26)
Diluted	$.07	$(.09)	$(.11)	$(.21)	$(1.26)
Net income (loss) per common share, pro forma:
Basic	$.06	$(.09)	$(.12)	$(.26)	$(1.35)
Diluted	$.06	$(.10)	$(.12)	$(.26)	$(1.35)

Pro forma information regarding net loss and loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employees’ stock options under the fair value method provided by that Statement. The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for vested and non-vested options:

	September 30 2004	December 31,
Assumption		2003	2002	2001
Risk-free interest rate	3.11%	2.00%	2.99%	4.77%
Dividend yield	0%	0%	0%	0%
Volatility factor of the expected market price of the Company’s Common Stock	1.49	1.40	1.40	1.28
Average life	5 years	5 years	5 years	5 years

On October 5, 2004, the Compensation Committee of enherent’s Board of Directors (the “Committee”) approved the restructuring of the equity compensation for Douglas Catalano, Chairman, President and Chief Executive Officer. The purpose of such restructuring was to rectify inconsistencies with regard to previous option grants that were in excess of the limitation set forth in enherent’s stock option plan.

In February 2004, the Committee approved the grant to Mr. Catalano of incentive options to purchase 500,000 shares of common stock, and in April 2004, the Committee approved the grant of incentive options to purchase 400,000 shares of enherent common stock. According to enherent’s stock option plan, no participant of the stock option plan may receive an award or awards of options covering in excess of 200,000 shares of enherent common stock in any plan year. The restructuring rectified the inconsistency between the February and April option grants to purchase an aggregate amount of 900,000 shares of enherent common stock and the 200,000 share limitation in the stock option plan. Specifically, the restructuring of Mr. Catalano’s equity compensation was as follows:

•	the option agreement related to the April option to purchase 400,000 shares of enherent common stock was amended and restated to constitute an option to purchase 200,000 shares of enherent common stock;

enherent Corp. And Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

•	all other stock options held by Mr. Catalano were cancelled; and

•	Mr. Catalano received a grant of 700,000 unregistered, restricted shares of enherent Common Stock.

The options and restricted stock now held by Mr. Catalano vest over time until they become fully vested on April 1, 2007. However, vesting accelerates in the event of a change in control of enherent, including the proposed merger with Dynax. enherent has agreed, subject to the consummation of the merger with Dynax, to file a shelf registration statement to register the resale of shares of enherent Common Stock issued on the conversion or disposition of the Preferred Stock and to include in such registration statement the restricted shares of enherent Common Stock held by Mr. Catalano.

Deferred compensation expense of $63,000, representing the fair market value of the shares on date of grant, will be recognized over the expected vesting period of the restricted shares as a non-cash charge to the results of operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the creditworthiness of customers comprising the Company’s customer base. Management regularly monitors the creditworthiness of its customers and generally requires no collateral. Management believes that it has adequately provided for any exposure to potential credit losses.

3. Recent Accounting Pronouncements

On January 1, 2003, the Company adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). Adoption of this standard did not have an impact on the Company’s consolidated financial position at December 31, 2003 or results of operations for the year then ended.

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). This statement establishes standards for classifying and measuring, as liabilities, certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 generally requires liability classification for financial instruments, including mandatory redeemable equity instruments and other non-equity instruments requiring, from inception, the repurchase by the issuer of its equity shares. The Company adopted this statement effective the quarter ended September 30, 2003. Adoption of this Statement did not have a significant effect on the Company’s financial position as of December 31, 2003 or on the results of operations for the year ended December 31, 2003.

In December 2003, the FASB issued SFAS Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, which effectively modified and clarified certain provisions of FIN 46, as originally issued. The Company is required to adopt the provisions of this guidance for the quarter ending March 31, 2004, as it relates to all variable interests held, except that adoption is required by December 31, 2004 for all variable interest held in entities that are considered to be special purpose entities. The adoption of this Statement did not have a significant effect on the Company’s December 31, 2003 financial statements and is not expected to have a significant impact upon adoption in the first quarter of 2004.

enherent Corp. And Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In December 2003, the FASB issued SFAS Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, which effectively modified and clarified certain provisions of FIN 46, as originally issued. The Company is required to adopt the provisions of this guidance for the quarter ending March 31, 2004, as it relates to all variable interests held, except that adoption is required by December 31, 2004 for all variable interest held in entities that are considered to be special purpose entities. The adoption of this Statement did not have a significant effect on the Company’s December 31, 2003 financial statements and is not expected to have a significant impact upon adoption in the first quarter of 2004.

4. Related Party Transactions

Pursuant to an agreement entered into and effective as of September 14, 2004, enherent and Douglas Mellinger agreed that for a term generally ending on December 31, 2007, Mr. Mellinger will coordinate activities under the direction of the Chief Executive Officer. Mr. Mellinger will provide assistance to enherent related to the development of enherent’s corporate strategy, including but not limited to market positioning and merger and acquisition strategy.

The agreement provides that Mr. Mellinger will continue to be a nonemployee member of the Board of Directors and the Vice Chairman and that he will not be deemed to be an employee of enherent. enherent agreed to pay Mr. Mellinger an annual fee of $60,000, payable $5,000 each month, during the term of the agreement. enherent further agreed to grant options to purchase 500,000 shares of enherent’s common stock, at the fair market value on the date of the grant, which was $0.11 per share, to Mr. Mellinger pursuant to a non-qualified stock option agreement.

enherent will account for these stock options using the fair value recognition method set forth in the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards No. 123 (“SFAS 123”).

During the years ended December 31, 2003, 2002, and 2001 there were no transactions with related parties.

5. Fixed Assets

As of September 30, 2004, and December 31, 2003 and 2002, fixed assets consist of the following (in thousands):

	September 30, 2004	December 31,
		2003	2002
Furniture and equipment	$1,190	$1,190	$1,204
Computer equipment and software	3,524	3,524	3,540
Leasehold improvements	302	302	302

	5,016	5,016	5,046
Less accumulated depreciation and amortization	(4,963)	(4,857)	(4,569)

	$53	$159	$477

Depreciation expense was approximately $294,000, $809,000, and $1,433,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Depreciation expense was approximately $106,000 and $255,000 for the nine-months ended September 30, 2004 and 2003, respectively.

Fixed assets include assets under capital lease aggregating approximately $541,000 at December 31, 2002 and 2003. The accumulated amortization related to assets under capital leases is approximately $503,000 and enherent Corp. And Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

$516,000 at December 31, 2002 and 2003, respectively. All leased assets are classified as furniture and equipment. Amortization of assets recorded under capital leases is included in depreciation expense.

6. Series A Senior Participating Redeemable Convertible Preferred Stock

On April 13, 2000, the Company issued 8,000,000 shares of its Series A Senior Participating Redeemable Convertible Preferred Stock (“Preferred Stock”) for $8,000,000. The Company also issued a Warrant to the Preferred Stock investors to purchase 4,000,000 shares of the Company’s Common Stock at an initial exercise price of $1.00 per share subject to adjustment, as defined. The Preferred Stock is convertible, subject to adjustment, as defined, into Common Stock on a one-for-one basis at any time, and is redeemable after April 12, 2005 at the option of the holder at its liquidation value plus accrued and unpaid dividends and contains voting rights on an as-converted basis. Each Warrant entitles the holder to purchase one share of Common Stock prior to April 14, 2005. The Preferred Stock and related Warrants were sold below the then-market value of the Company’s Common Stock. Accordingly, the guaranteed discount on the conversion of the Preferred Stock and the value of the Warrants, aggregating approximately $5,200,000, was deemed to be a dividend for purpose of calculating loss per share.

On January 30, 2002, with the approval of its Board of Directors, enherent entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with The Travelers Indemnity Company (“The Travelers”), pursuant to which The Travelers converted 1,000,000 shares of its Preferred Stock into 1,000,000 shares of enherent Common Stock. Under the terms of the Stock Purchase Agreement, The Travelers then sold the 1,000,000 shares of Common Stock to enherent for $200,000. enherent has retired the 1,000,000 shares of Preferred Stock. The Preferred Stock was carried at approximately $720,000 at the date of the transaction. Because the Common Stock was purchased below the carrying value of the Preferred Stock, a benefit to common stockholders of approximately $527,000 was recorded.

On April 1, 2004, with the approval of its Board of Directors, enherent entered into a Stock Purchase Agreement with Primesoft LLC (“Primesoft”), pursuant to which enherent purchased 2,750,000 shares of its Preferred Stock and a warrant to obtain 1,875,000 shares of enherent’s Common Stock, from Primesoft. Consideration paid by enherent consisted of a cash payment of $250,000 and a three year, $150,000 promissory note (bearing interest at the rate of 4% per annum) payable in annual installments of $50,000 beginning on April 15, 2005. The Preferred Stock was carried at approximately $2.5 million at the date of the transaction. Because the Preferred Stock was purchased below its carrying value, a benefit to common stockholders of approximately $2.1 million was recognized in the quarter ended June 30, 2004.

Subsequent to September 30, 2004 the holders of the Preferred Stock have agreed, upon consummation of the proposed merger with Dynax described in Note 15, to convert or transfer back to enherent all of the shares of outstanding Preferred Stock and cancel all warrants to purchase shares of enherent common stock issued to such holders in connection with the Preferred Stock in exchange for 8,500,000 shares of enherent common stock and subordinated secured notes in the aggregate principal amount of $1,600,000. In the event the merger is not consummated, the Preferred Stock will remain outstanding and the holders of Preferred Stock have agreed that they will not exercise their right to redeem the Preferred Stock until after January 15, 2006.

The Preferred Stock is being accreted to its liquidation value at April 12, 2005. Accretion was $571,000, $511,000 and $511,000 for the years ended December 31, 2003, 2002 and 2001, respectively. In the nine month periods ending September 30, 2004 and 2003, accretion was approximately $349,000 and $421,000, respectively.

enherent Corp. And Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

7. Stockholders’ Equity

In August 2000, the Board of Directors approved the buy-back of up to 2,000,000 shares of the Company’s outstanding Common Stock. In 2001, the Company repurchased approximately 849,000 shares of its outstanding Common Stock for approximately $166,000. In October 2002, the Board of Directors increased this buy-back figure to 4,000,000 shares of the Company’s outstanding Common Stock.

Effective September 14, 2004 the Company entered into an agreement with the Vice Chairman of the Board of Directors, see Note 4. Under this agreement the Vice Chairman will provide defined services under the direction of the Chairman of the Board. Compensation under the agreement included the grant of options to purchase 500,000 shares of common stock at the fair market value on date of grant which as $.11.

In June 1996, the Company established a Stock Option Plan (the “Option Plan”) for officers, employees, consultants and non-employee directors to purchase shares of the Company’s Common Stock. The Option Plan requires the Company to reserve a sufficient number of authorized shares for issuance upon the exercise of all options that may be granted under the Option Plan. In January 2000, the Board of Directors approved an amendment to the Option Plan that increased the shares reserved by 1,000,000. At December 31, 2003, the Company had reserved 4,058,425 shares of Common Stock for the exercise and future grants of stock options under such Option Plan.

The Compensation Committee of the Board of Directors is responsible for determining the type of award, when and to whom awards are granted, the number of shares and terms of the awards and the exercise price. The exercise price shall not be less than the fair market value of the Company’s Common Stock at the date the option is granted. As such, the Company has not recorded compensation expense in connection with these awards. The options are exercisable for a period not to exceed ten years from the date of the grant. Vesting periods range from immediate vesting to five years.

Activity in the Option Plan is summarized as follows (in shares):

	Shares	Weighted Average Exercise price
Outstanding at December 31, 2000	3,315,687	$1.89
Granted	250,500	$.40
Canceled and expired	(792,783)	$1.59

Outstanding at December 31, 2001	2,773,404	$1.82

Granted	1,080,000	$.03
Canceled and expired	(800,782)	$1.52

Outstanding at December 31, 2002	3,052,622	$1.22

Granted	460,000	$.08
Exercised	(50,000)	$.03
Canceled and expired	(1,773,405)	$.82

Outstanding at December 31, 2003	1,689,217	$1.22

Granted	1,300,000	$.13
Exercised	(166,666)	$.03
Canceled and expired	(786,990)	$1.50

Outstanding at September 30, 2004	2,035,561	$.51

Exercisable at December 31, 2000	791,090

Exercisable at December 31, 2001	1,553,610

Exercisable at December 31, 2002	1,842,924

Exercisable at December 31, 2003	1,247,048

Exercisable at September 30, 2004	725,561

Available for grant at September 30, 2004	1,856,198

enherent Corp. And Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The weighted average fair value of options granted during the years ended December 31, 2001, 2002, 2003 and the nine-months ended September 30, 2004 was $0.35, $0.03, $0.08 and $.13, respectively.

Information regarding the options outstanding under the Option Plan at September 30, 2004 (unaudited) is as follows:

Exercise Price Range	Number of Options Currently Outstanding	Weighted-Average Exercise Price	Weighted-Average Contractual Life	Number Exercisable	Weighted-Average Exercise Price
$ .03 - $ .03	220,000	$.03	8.2	110,000	$.03
$ .08 - $ .12	460,000	$.09	8.8	30,000	$.09
$ .14 - $ .19	900,500	$.14	9.2	130,500	$.14
$ .63 - $ .69	134,000	$.66	5.2	134,000	$.66
$1.13 - $1.19	75,736	$1.18	4.9	75,736	$1.18
$2.19 - $2.75	192,425	$2.41	4.5	192,425	$2.40
$3.63 - $5.00	48,600	$4.00	3.9	48,600	$4.00
$5.63 - $5.63	4,300	$5.63	2.2	4,300	$5.63

	2,035,561			725,561

On September 30, 2003, the Company eliminated an employee’s position. As a result of the elimination, the employee’s October 28, 2002 stock option award vested entirely. The employee exercised options to purchase 50,000 shares of common stock in a cashless exercise.

On October 15, 2003, concurrent with the voluntary termination of the former Chairman, President and Chief Executive Officer Robert Merkl, the Company agreed to allow the first third of Mr. Merkl’s October 28, 2002 stock option grant to vest early. Therefore, options to purchase 166,666 shares of common stock vested and Mr. Merkl proceeded to exercise those stock options in a cashless exercise subsequent to December 31, 2003.

On October 5, 2004, the Compensation Committee of enherent’s Board of Directors (the “Committee”) approved the restructuring of the equity compensation for Douglas Catalano, Chairman, President and Chief Executive Officer, see Note 2 Stock-Based Compensation. Under this restructuring 700,000 option previously awarded to the Chairman were rescinded and 700,000 of restricted common shares were issued.

8. Impairment of Goodwill

Due to significant negative industry and economic trends affecting the Company’s current and expected future revenues, management performed an analysis of the undiscounted cash flow from the Computer Management Resources (“CMR”) and Advance Computer Techniques (“ACT”) acquisitions and concluded that the related goodwill was impaired. Based on the analysis of the discounted cash flow, an impairment charge of approximately $15.0 million was recorded in the fourth quarter of 2001.

9. Income Taxes

For financial reporting purposes, loss before taxes includes the following components (in thousands):

	September 30,		December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Pre-tax loss
U.S.	$(521)	$(1,043)	$(1,244)	$(2,482)	$(20,062)
Foreign	—	(68)	(69)	(1,285)	(1,676)

Net loss	$(521)	$(1,111)	$(1,313)	$(3,767)	$(21,738)

enherent Corp. And Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

There were no current or deferred federal or state and local taxes for the years ended December 31, 2003, 2002 and 2001.

The actual income tax expense (benefit) differs from the “expected” tax expense computed by applying the U.S. Federal corporate tax rate of 34% to income taxes, as follows (in thousands):

	September 30, 2004	December 31,
		2003	2002	2001
	(unaudited)
Computed “expected” tax expense/(benefit)	$(177)	$(446)	$(1,281)	$(7,391)
Non-deductible losses of foreign subsidiaries	—	23	848	413
Non-deductible U.S. expenses	3	(83)	4	7
Valuation allowance relating primarily to U.S. net operating losses	174	565	589	7,033
State tax expense/(benefit), net of federal tax effect at state statutory rate	—	(59)	(149)	(734)
Other	—	—	(11)	672

	$—	$—	$—	$—

The Company has net operating loss carryforwards of approximately $46.3 million, which subject to possible limitations, could be used to offset future taxable income which begin to expire in 2018. If the proposed merger, described in Note 15, is consummated, the amount of net operating loss carryforwards which might offset taxable income in the future will be substantially limited.

Deferred tax assets are recognized if realization of such assets is more likely than not. Based on the weight of available evidence, which included the Company’s historical operating performance and the reported cumulative net losses in all prior years, the Company has provided a full valuation allowance against its net deferred tax assets. The change in the valuation allowance totaled $589 and $565, in 2002 and 2003, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

	September 30, 2004	December 31,
		2003	2002
	(unaudited)
Deferred tax assets:
Accounts receivable allowances	$6	$6	$18
Accrued vacation	28	28	28
Accrued bonuses	—	—	8
Net operating loss carryforwards	17,618	17,444	16,951
Amortization expense	171	171	163
Deferred rent expense	1	12	22
Other	19	8	8

Total gross deferred assets	$17,843	$17,669	$17,198
Net deferred tax asset	$17,843	$17,669	$17,198
Valuation allowance	(17,843)	(17,669)	(17,198)
Net deferred tax asset	$—	$—	$—

enherent Corp. And Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

10. Significant Clients

During the years ended December 31, 2003, 2002 and 2001, approximately 80%, 72%, and 68% of revenue was derived from the Company’s five largest clients, respectively. Three clients accounted for 30%, 18% and 12% of total revenues for the year ended December 31, 2003. Three clients accounted for 30%, 16% and 11% of total revenues for the year ended December 31, 2002. Three clients accounted for 20%, 15% and 11% of total revenues for the year ended December 31, 2001.

For the nine-months ended September 30, 2004 and 2003, approximately 72% and 77%, of revenue was derived from the Company’s five largest clients, respectively. In the nine-month period ending September 30, 2004 three clients accounted for 24%, 21%, 13% of total revenues. In the nine-month period ended September 30, 2003 three clients accounted for 26%, 18% and 12% of total revenues.

11. Commitments

The Company is obligated under capital leases for computer and office equipment that expire at various dates through July 2004 with interest ranging from 8% to 10%. Future minimum lease payments relating to office space under noncancelable operating leases expiring through 2005 and future minimum capital lease payments as of December 31, 2003 are as follows (in thousands):

	Capital Leases	Operating Leases
December 31:
2004	$5	$152
2005	—	4

Total minimum lease payments	5	$156

Less amount representing interest	—

Present value of net minimum capital lease payments	5
Less current installments of obligations under capital leases	5

Obligations under capital leases, net of current installments	$—

Rent expense was approximately $185,000, $445,000, and $939,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Rent expense was approximately $112,000 and $186,000 for the nine-months ended September 30, 2004 and 2003, respectively.

The Company vacated its office space at 342 Madison Ave. in New York upon the expiration of its lease on April 30, 2001, exercised a termination clause and vacated a portion of its leased space at 80 Lamberton Road in Windsor, Connecticut. The termination clause for the Connecticut space required a nine-month notification period prior to the termination of the lease. In conjunction with this termination clause, the Company recorded a charge in the quarter ended March 31, 2001 of $120,000. In conjunction with vacating these offices, the Company recorded a charge in the quarter ended March 31, 2001 of approximately $355,000 for the losses incurred upon the disposal of office furniture and abandonment of leasehold improvements.

The Company announced on June 3, 2002 its intentions to close its Barbados based solution center to reduce costs and improve operating efficiency. The Company implemented a plan to close its Barbados based solutions center and recorded a pretax charge of approximately $440,000 in the period ended June 30, 2002. The Company recorded a liability of approximately $200,000 for severance and other employee costs for 28 support staff and enherent Corp. And Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

$95,000 for facility-related costs. The pretax charge includes approximately $145,000 to write the fixed assets down to their market value. The liability has been paid and the Barbados based solution center was closed on October 15, 2002.

In 2002 the Company announced that its Connecticut office would serve as the Company’s corporate headquarters and that transition was completed in December 2002. During 2003, additional administrative and finance functions were relocated from the Dallas office and the office was closed at the end of the lease term, August 31, 2003. The total pretax charge for the Dallas closure, including $26,000 accrued as of December 31, 2003 was approximately $215,000. The total pre-tax charge included $106,000 for severance and other employee costs and approximately $109,000 to cover other costs.

12. Deferred Compensation Plan

The Company maintains a 401(k) plan (the “Plan”) covering all its eligible employees. The Plan is currently funded by voluntary salary deductions by plan participants and is limited to the maximum amount that can be deducted for federal income tax purposes. Effective January 1, 2000 the Plan was modified providing a 100% Company match of up to 3% of eligible employee contributions.

For the years ended December 31, 2003, 2002 and 2001, the Company recognized contributions of approximately $105,000, $205,000 and $323,000 respectively. For the nine-months ended September 30, 2004 and 2003, the Company recognized contributions of approximately $78,000 and $86,000 respectively.

13. Geographic Areas

The Company operates in one industry segment, providing information technology solutions to its clients. In 2003 and the first nine months of 2004, the Company had only domestic operations. Prior to 2003, in addition to its domestic operations, which include the United States, the Company had operations in the West Indies through October 15, 2002. Effective October 15, 2002, the Company ceased operation in the West Indies. Geographic information is as follows (in thousands):

	September 30, 2004		December 31,
			2003		2002		2001
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	(unaudited)
Revenues	$9,319	$—	$12,144	$—	$19,184	$1,628	$26,812	$2,872

Long-lived assets	$53	$—	$159	$—	$470	$17	$977	$405

Total assets	$3,829	$7	$4,275	$7	$5,469	$330	$8,375	$2,039

enherent Corp. And Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

14. Litigation

On September 10, 2001 enherent filed a lawsuit in Federal District Court in Virginia for breach of contract to recover monies owed to it by Interior Systems, Inc. (“ISI”) for services provided by enherent in the amount of approximately $785,000. On October 12, 2001, ISI filed a counterclaim against enherent claiming that enherent breached the contract and inflated invoices during the performance of those services in the amount of approximately $1,153,000. enherent denied these allegations. In December 2001 the parties reached a settlement agreement whereby ISI agreed to pay $250,000 to enherent. Through December 31, 2003 the Company received $243,500 of this amount, including $18,500 in the current year. As collection of the remaining balance was not likely, the Company now considers the matter closed.

In the normal course of business, various claims are made against the Company. At this time, in the opinion of management, there are no pending claims, the outcome of which are expected to result in a material adverse effect on the consolidated financial position or results of operations of the Company.

15. Subsequent Events

On October 12, 2004, enherent entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dynax in a stock-for-stock exchange. Post merger, the former stockholders of Dynax will own approximately 50% of the common stock of enherent on a fully diluted basis. enherent Corp. will be the surviving legal entity. It is expected the merger will be a tax free transaction.

The Merger Agreement may be terminated or modified by mutual consent of both parties or if certain conditions are not met. In the event of termination, without cause, the responsible party may be liable for damages. If the Merger Agreement is terminated by either party as a result of a material breach of the other party of the terms of the Merger Agreement, the breaching party will be liable for up to $150,000 of the costs and expenses incurred by the non-breaching party in connection with the merger. enherent estimates that its costs to complete this merger will be approximately $300,000. As of September 30, 2004, enherent has incurred, and charged to its operating results approximately $100,000. These costs consist primarily of legal, accounting and financial advisory fees and expenses.

The proposed merger will be accounted for using the purchase method. In a merger of near equals the purchase method of accounting requires the identification of the acquiring entity based on the criteria of FASB 141. Based on the criteria including analysis of minority interests in the surviving corporation and the composition of the board of directors and senior management of the surviving corporation, for accounting purposes management of enherent and Dynax have identified Dynax as the acquiring entity, and enherent as the acquired entity.

The Boards of Directors of both enherent and Dynax have approved the proposed transaction. The approval of the proposed merger agreement requires the affirmative vote of holders of at least a majority of the outstanding shares of the enherent common stock and Preferred Stock, entitled to vote thereon, voting together as a single class, as well as holders of a majority of the outstanding shares of Dynax common stock. The companies have filed a preliminary joint proxy statement/prospectus with the SEC to register with the SEC the offering and sale of enherent common stock to be issued to holders of Dynax stock pursuant to the merger.

The holders of Preferred Stock have agreed, upon the consummation of the merger, to convert or transfer back to the Company all of the shares of outstanding Preferred Stock and cancel all warrants to purchase shares of the Company’s Common Stock issued to such holders in connection with the Preferred Stock in exchange for 8,500,000 shares of the Company’s Common Stock and notes in the aggregate principal amount of $1,600,000.

enherent Corp. and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS

(In Thousands)

Item 21(b)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions(a)	Balance at End of Period
Year ended December 31, 2001
Allowances deducted from assets to which they apply:
Allowance for doubtful accounts	$700	$1,369	$1,813	$256
Year ended December 31, 2002
Allowances deducted from assets to which they apply:
Allowance for doubtful accounts	$256	$(179)	$20	$57
Year ended December 31, 2003
Allowances deducted from assets to which they apply:
Allowance for doubtful accounts	$57	$38	$79	$16

(a)	Uncollectible receivables written off.

FINANCIAL STATEMENTS OF DYNAX SOLUTIONS, INC.

AUDITED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-23

Consolidated Balance Sheets as of December 31, 2002 and 2003 (Audited) and September 30, 2004 (Unaudited)	F-24

Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2001, 2002 and 2003 (Audited) and Nine Months Ended September 30, 2004 (Unaudited)	F-25

Consolidated Statements of Operations for the Years Ended December 31, 2001, 2002 and 2003 (Audited) and the Nine Months Ended September 30, 2003 and 2004 (Unaudited)	F-26

Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2002 and 2003 (Audited) and the Nine Months Ended September 30, 2003 and 2004 (Unaudited)	F-27

Notes to Financial Statements	F-28

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders

Dynax Solutions, Inc.

We have audited the accompanying consolidated balance sheets of DYNAX SOLUTIONS, INC. AND SUBSIDIARIES as at December 31, 2003 and December 31, 2002 and the related consolidated statements of operations, changes in stockholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynax Solutions, Inc. and Subsidiaries as at December 31, 2003 and December 31, 2002, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles in the United States.

/s/ Cornick, Garber & Sandler, LLP

New York, New York

April 30, 2004

With respect to Note R,

December 15, 2004

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2004 (Unaudited)	December 31, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$293,365	$875,537	$1,076,501
Accounts receivable	2,719,325	2,816,423	4,373,846
Prepaid and refundable taxes	65,790	52,987	99,348
Prepaid expenses and other current assets	116,975	3,881	51,332

Total current assets	3,195,455	3,748,828	5,601,027

Furniture, equipment and improvements, at cost, less accumulated depreciation	329,151	479,394	704,961

Deferred enherent acquisition costs	206,735
Other assets		135,012	95,080

T O T A L	$3,731,341	$4,363,234	$6,401,068

LIABILITIES
Current liabilities:
Current portion of long-term debt	$4,408,850	$2,816,892	$4,199,458
Accounts payable and accrued expenses	1,888,388	1,448,291	1,144,382
Deferred revenue	148,207	152,185	150,771
Accrued compensation and benefits	317,257	776,045	1,089,938
Put warrant liability (less $1,700,000 included in long-term debt)			426,965

Total current liabilities	6,762,702	5,193,413	7,011,514

Long-term liabilities:
Long-term debt, net of current portion above	576,499	2,614,207	2,354,758
Noncurrent rent payable	46,315	60,609	72,363

Total long-term liabilities	622,814	2,674,816	2,427,121

Total liabilities	7,385,516	7,868,229	9,438,635

Commitments
Mandatory redeemable preferred stock ($.001 par value, 10,000,000 shares authorized, issued and outstanding in 2002, 50,000 Series A shares and 29,500 Series C shares)			2,475,000

CAPITAL DEFICIENCY
Preferred stock ($.001 par value, Series D, 1,300,000 shares authorized and 1,067,035 shares issued in 2002)			11,359,562
Common stock ($.001 par value, 20,000,000 shares authorized, 5,408,259 shares issued in 2004, 5,516,276 shares issued in 2003 and 1,828,759 shares issued in 2002)	5,408	5,516	1,829
Additional paid-in capital	23,099,157	23,120,112	9,225,737
Accumulated deficit	(26,758,740)	(26,609,560)	(26,078,632)

Total	(3,654,175)	(3,483,932)	(5,491,504)
Less cost of 108,017 shares of common stock held in treasury		(21,063)	(21,063)

Total capital deficiency	(3,654,175)	(3,504,995)	(5,512,567)

T O T A L	$3,731,341	$4,363,234	$6,401,068

The notes to financial statements are made a part hereof.

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(CAPITAL DEFICIENCY)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (AUDITED) AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)

	Series D Preferred Stock		Common Stock					Common Stock Held in Treasury		Total
	Number of Shares	Amount	Number of Shares		Amount	Additional Paid-in Capital	Accumulated Deficit	Number of Shares	Amount	Stockholders’ Equity (Capital Deficiency)
Balance—January 1, 2001	925,181	$9,657,314	1,821,259	*	$1,821	$10,905,493 *	$(12,701,644)			$7,862,984
Share options exercised			7,500		8	22,492				22,500
Accretion of preferred stock							(408,318)			(408,318)
Stock dividends on Series D preferred stock	90,413	1,084,956				(1,084,956)
Cash in lieu of fractional shares on preferred stock dividend							(1,844)			(1,844)
Net loss for the year ended December 31, 2001							(6,796,935)			(6,796,935)

Balance—December 31, 2001	1,015,594	10,742,270	1,828,759		1,829	9,843,029	(19,908,741)			678,387
Accretion of preferred stock							(107,783)			(107,783)
Stock dividends on Series D preferred stock	51,441	617,292				(617,292)
Stock received from former executive officer								108,017	$(21,063)	(21,063)
Cash in lieu of fractional shares on preferred stock dividend							(348)			(348)
Net loss for the year ended December 31, 2002							(6,061,760)			(6,061,760)

Balance—December 31, 2002	1,067,035	11,359,562	1,828,759		1,829	9,225,737	(26,078,632)	108,017	(21,063)	(5,512,567)
Stock dividends on Series D preferred stock	53,352	640,221				(640,221)
Cash in lieu of fractional shares on preferred stock dividend							(1,043)			(1,043)
Stock and stock options issued in lieu of compensation/ severance			134,211		134	63,366				63,500
Common stock issued in exchange of Series D preferred stock	(1,120,387)	(11,999,783)	3,200,389		3,200	11,996,583
Common stock issued in exchange of Series A and C mandatory redeemable preferred stock			352,917		353	2,474,647				2,475,000
Net loss for the year ended December 31, 2003							(529,885)			(529,885)

Balance—December 31, 2003	—	—	5,516,276		5,516	23,120,112	(26,609,560)	108,017	(21,063)	(3,504,995)
Treasury stock retired			(108,017)		(108)	(20,955)		(108,017)	21,063
Net loss for the nine months ended September 30, 2004							(149,180)			(149,180)

Balance—September 30, 2004	—	$—	5,408,259		$5,408	$23,099,157	$(26,758,740)	—	$—	$(3,654,175)

* The above does not include 35,000 shares of common stock valued at $15,050 which were issued and then returned and cancelled in connection with the purchase and sale of Fatsauce Studios, Inc.

The notes to financial statements are made a part hereof.

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)
Revenues:
Service revenue	$10,841,496	$12,946,361	$16,363,720	$22,342,757	$33,143,859
Equipment and software revenue	1,545,824	1,513,570	2,703,802	3,167,436	2,288,539

Total revenues	12,387,320	14,459,931	19,067,522	25,510,193	35,432,398

Cost of revenues:
Cost of services	7,946,733	9,362,192	12,167,544	16,426,699	24,118,751
Cost of equipment and software revenue	1,012,682	1,170,821	2,012,549	2,744,728	1,877,029

Cost of revenues	8,959,415	10,533,013	14,180,093	19,171,427	25,995,780

Gross profit	3,427,905	3,926,918	4,887,429	6,338,766	9,436,618

Operating expenses:
Selling, general and administrative	3,023,273	3,410,438	4,252,513	6,201,699	10,977,132
Software and goodwill impairment				1,681,874	2,276,925
Restructuring charges		154,330	366,495	502,772
Depreciation and amortization expense	199,906	343,071	392,816	473,830	1,543,128

Total operating expenses	3,223,179	3,907,839	5,011,824	8,860,175	14,797,185

Income (loss) before other income and expenses, income taxes, discontinued operations and cumulative effect of change in accounting principle

	204,726	19,079	(124,395)	(2,521,409)	(5,360,567)
Other income and (expenses):
Other income				245,705	110,783
Interest expense	(346,906)	(391,729)	(507,071)	(724,113)	(1,073,916)
Forgiveness of debt			426,965
Recapitalization costs		(129,993)	(307,514)

Loss before income taxes, discontinued operations and cumulative effect of change in accounting principle

	(142,180)	(502,643)	(512,015)	(2,999,817)	(6,323,700)
Income tax (expense) benefit	(7,000)	(13,403)	(17,870)	(35,153)	750,000

Loss from continuing operations	(149,180)	(516,046)	(529,885)	(3,034,970)	(5,573,700)
Loss from discontinued operations					(1,223,235)

Loss before cumulative effect of change in accounting principle
	(149,180)	(516,046)	(529,885)	(3,034,970)	(6,796,935)
Cumulative effect of change in accounting for goodwill
				(3,026,790)

NET LOSS	$(149,180)	$(516,046)	$(529,885)	$(6,061,760)	$(6,796,935)

The notes to financial statements are made a part hereof.

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:
Net loss	$(149,180)	$(516,046)	$(529,885)	$(6,061,760)	$(6,796,935)
Adjustments to reconcile net loss to net cash used in operating activities:

Bad debt expense	45,600			247,573	1,529,764
Depreciation and amortization	199,906	343,071	392,816	473,830	1,801,612
Goodwill and software impairment charges				4,708,664	2,276,925
Deferred rent	(14,294)	(8,656)	(11,754)	(18,475)	(54,396)
Deferred revenue	(3,978)	89,996	1,414	150,771
Forgiveness of debt			(426,965)
Common stock and stock options issued in lieu of compensation/severance costs
			63,500
Deferred compensation				76,282
Other income not providing cash				(21,063)
Gain on sale of ICS					(91,489)
Changes in assets and liabilities:
Accounts receivable	51,496	1,096,049	1,557,423	1,210,031	2,091,508
Prepaid expenses and other current assets	18,503	(36,648)	47,451	741,210	(517,243)
Prepaid and refundable taxes	(12,803)	(3,817)	46,361	755,840	(116,123)
Advance to affiliates					47,075
Other assets		77,774	(57,238)	43,759	32,388
Accounts payable, accrued expense and accrued compensation and benefits
	(107,177)	(301,695)	403,290	(1,386,084)	1,598,671

Net cash provided by operating activities	28,073	740,028	1,486,413	920,578	1,801,757

Cash flows from investing activities:
Purchase of furniture, fixtures, equipment and improvements
	(10,845)	(149,943)	(149,943)	(50,750)	(46,596)
Proceeds from sale of ICS					50,000
Repayments of officers’ loans				1,379	2,218
Acquisition of business					(148,933)

Net cash used for investing activities	(10,845)	(149,943)	(149,943)	(49,371)	(143,311)

Cash flows from financing activities:
Cash in lieu of fractional shares on preferred stock dividends
			(1,043)	(348)
Dividends paid					(1,844)
Stock options exercised					22,500
Repayment of acquisition loans	(37,500)	(202,293)	(277,293)	(177,861)	(255,523)
Net repayments under revolving loan	(117,026)	(872,055)	(669,969)	(848,017)	(117,503)
Principal repayments on term loan	(225,000)	(225,001)	(325,000)	(3,887,824)	(2,604,102)
Principal payment on capital lease obligations	(34,747)	(107,060)	(135,836)	(248,290)	(271,927)
Decrease in restricted cash				3,048,821	2,483,929
Loan proceeds from related party				100,000
Repayment of related party notes payable	(66,892)	(128,282)	(128,293)	(48,000)
Deferred enherent aquisition cost	(118,235)

Net cash used for financing activities	(599,400)	(1,534,691)	(1,537,434)	(2,061,519)	(744,470)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
	(582,172)	(944,606)	(200,964)	(1,190,312)	913,976
Cash and cash equivalents — beginning	875,537	1,076,501	1,076,501	2,266,813	1,352,837

CASH AND CASH EQUIVALENTS — ENDING	$293,365	$131,895	$875,537	$1,076,501	$2,266,813

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$348,497	$443,996	$576,253	$712,502	$1,273,952

Income taxes	$19,870	$22,894	$22,894	$64,962	$38,571

Noncash investing and financing transactions:
Equipment acquired under capital leases	$35,414	$—	$—	$90,308	$107,676

Accrued deferred acquisition costs	$85,500	$—	$—	$—	$—

The notes to financial statements are made a part hereof.

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information Subsequent to December 31, 2003 and

for the Nine Months Ended September 30, 2003 is Unaudited)

NOTE A - Summary of Significant Accounting Policies

Description of Business

Dynax Solutions Inc. is a strategic solutions and professional services company. The services the Company offers are integration services, network security and application services. The Company offers solutions for Home Healthcare, Sales Force Automation and Apparel Distribution. The Company also utilizes its own software such as “Commercial Paper” and “Accounting Software” in developing business solutions for financial institutions.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are wholly owned. All material intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company classifies all highly liquid investments with original maturities of three months or less as cash equivalents.

Depreciation of Furniture, Equipment and Improvements

Depreciation of furniture, equipment and improvements is computed by the straight-line method for financial accounting purposes. For income tax purposes, depreciation is computed by accelerated methods.

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. The Company reduces revenue for estimated customer returns and other allowances. In addition to the aforementioned general policy, the following are the specific revenue recognition policies for each major category of revenue.

Services

The terms of service contracts generally are for periods of less than one year. Revenue from time and material service contracts is recognized as the services are provided. Revenue from services requiring the delivery of unique products and/or services is recognized using the percentage-of-completion (POC) method of accounting. In using the POC method, the Company records revenue by reference to the costs incurred to date and the estimated costs remaining to fulfill the contracts. Provision for losses are recognized during the period in which the loss first becomes apparent. Revenue from maintenance is recognized over the contractual period or as the services are performed.

In some of the Company’s services contracts, the Company bills the customer prior to performing the service. This situation gives rise to deferred income. In other services contracts, the Company performs services prior to billing the customer. This situation gives rise to unbilled accounts receivable, which are included in accounts receivable in the consolidated balance sheet. In these circumstances, billing usually occurs shortly after the Company performs the services but can range up to three months later. Unbilled receivables are expected to be both billed and collected within six months.

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Hardware

Revenue from the sale of hardware sales is recognized when the product is shipped to the customer and there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement.

Software

Revenue from the sale of one-time charge licensed software is recognized at the inception of the license term. Revenue from maintenance, unspecified upgrades and technical support is recognized over the period such items are delivered.

Fair Value of Financial Instruments

The carrying values of cash, cash equivalents and accounts receivable due from affiliates and accounts payable and accrued expenses approximate fair value due to the short-term maturities of the instruments. The carrying value of the Put Warrant liability approximates fair value as it is stated at its redemption amount as negotiated between the Company and an outside lender. The carrying values of the revolving credit facility, long-term notes, loans payable and capital leases approximate fair value as the interest rates are approximately the same as those that would be available to the Company in similar borrowing arrangements. The Company’s mandatorily redeemable preferred stock is carried at fair value based on an appraisal performed by an outside specialist and the effect of accreting, up to its mandatory redemption amount, the deemed dividend associated with the return on investment to an outside investor over the life of these instruments.

Income	Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (“SFAS No. 109”), “Accounting for Income Taxes.” Under this method, deferred taxes (when required) are provided based on the difference between the financial reporting and income tax bases of assets and liabilities and net operating losses at the statutory rates enacted for future periods. The Company has a policy of establishing a valuation allowance when it is more likely than not that the Company will not realize the benefits of its deferred tax assets in the future.

Preferred Stock Accounting

Series A and C preferred shares that were issued as purchase consideration to the sellers in business acquisition transactions were recorded at their fair values determined by the Company on their respective dates of issuance.

Prior to recapitalization (Note B), the differences between the carrying values of the preferred stock and the mandatory redemption amounts (which represented a deemed dividend) were being accreted from the date of issuance of each of the respective series by periodically increasing the value of the preferred stock and charging accumulated deficit.

Goodwill and Other Intangible Assets

In June 2001, Statement of Financial Accounting Standards No. 142 (“SFAS 142”) “Goodwill and Other Intangible Assets” was issued. Under SFAS 142, goodwill is no longer amortized after December 31, 2001. However, it must be evaluated for impairment at least annually and any losses due to impairment are recognized in earnings. SFAS 142 became effective for the Company on January 1, 2002.

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

In August 2001, Statement of Financial Accounting Standards No. 144 (“SFAS 144”) “Accounting for the Impairment or Disposal of Long-Lived Assets” was issued. Under SFAS 144, the Company is required to test long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable.

In 2002 and 2001, the Company conducted independent valuations to test goodwill and other intangible asset impairments in accordance with the provisions of SFAS 142 and SFAS 144. As a result, the Company has recorded goodwill impairment losses of $3,026,790 and $ 2,276,925 in the years ended December 31, 2002 and 2001, respectively, and a software impairment charge of $1,681,874 in 2002. The fair value of goodwill and software intangible assets was estimated using cash flow projections to forecast potential revenue growth and the profitability levels associated with the future prospects of the related reporting units, as defined. In accordance with the provisions of SFAS 142 the goodwill impairment charge recorded in 2002 is reflected as a change in accounting principle.

Advertising

Advertising costs are expensed as incurred. Advertising expense, including marketing expenses for the years ended December 31, 2003, 2002, and 2001 were approximately $62,000, $90,000 and $140,000, respectively, and for the nine month periods ended September 30, 2004 and 2003 were approximately $36,000 and $37,000, respectively.

Interim Financial Information

The consolidated balance sheet as at September 30, 2004 and the consolidated statements of operations, changes in stockholders’ equity and cash flows for the nine month periods ended September 30, 2004 and 2003 have been prepared by the Company without audit. In the opinion of management, all adjustments (including normal recurring accruals) necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented have been made. Results for the interim periods are not necessarily indicative of the results for a full year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

NOTE B - Recapitalization

On November 18, 2003, the Company’s stockholders approved an offer to exchange the outstanding Series A, C and D preferred stock for 3,553,306 shares of common stock. In addition, the holder of a short-term put warrant liability of $426,965 agreed to its cancellation.

The Company incurred $307,514 of legal and other professional fees in connection with the recapitalization, which costs have been charged to operations in 2003.

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE C - Restructuring Charges

During 2002 and continuing into 2003, the Company adopted a restructuring plan to reduce operating costs and increase operating efficiency. The plan included hiring a new Chief Executive Officer and changing the Company’s operating structure. Management has resolved to operate the Company efficiently within its current working capital constraints. Systematic cost reduction plans have been implemented and further reductions are being considered. Although the results of these actions cannot be predicted, management believes that these strategies are appropriate and will help the Company effectively improve its operations.

As a result of the cost reduction plan, in 2002 the Company charged to operations approximately $120,000 for lease termination fees incurred during the third quarter of 2002. In addition, the Company entered into a separation agreement with a former executive officer in August 2002 providing, among other things, for severance and deferred compensation totaling approximately $383,000. The total cost of the severance and deferred compensation was charged to operations for the year ended December 31, 2002.

As a result of the continuing restructuring measures in 2003, the Company entered into separation agreements with former executives of the Company, including settlement of all claims by the Company’s former Chairman of the Board. In this connection, the Company charged to operations $366,495 representing the net compensation, severance and deferred compensation of these former executives for the year ended December 31, 2003 and/or claimed for prior services.

NOTE D - Loss From Discontinued Operations

On January 11, 2001, the Company acquired all of the outstanding common stock of Fatsauce Studio, Inc. (“Fatsauce”) for $150,000, including $75,000 in cash and a $75,000 subordinated promissory note with interest payable at 6% per annum, plus 35,000 shares of the Company’s common stock. Contemporaneously, the Company entered into two employment agreements with the sellers of Fatsauce providing for aggregate annual compensation amounting to approximately $200,000. Fatsauce was in the website development business.

In April 2001, the Company and the sellers of Fatsauce entered into a settlement agreement in which (i) the Company agreed to remit approximately $52,000 to the sellers of Fatsauce, representing the settlement of certain account receivable balances transferred to the Company and (ii) the sellers of Fatsauce agreed to cancel the $75,000 subordinated promissory note owed to them by the Company and return their 35,000 shares of common stock. In July 2001, the operations of Fatsauce were terminated.

As a result of the settlement and termination of Fatsauce’s operations, the Company wrote off approximately $168,000 of the unamortized portion of the goodwill from the Fatsauce acquisition and charged to operations approximately $90,000 for canceling the employment contracts stated above.

After its acquisition, the operations of Fatsauce were merged with the Company’s “Purple Crayon” division, which had been in the same line of business as Fatsauce and which was also terminated in July 2001. The combined revenues and net loss of Fatsauce and Purple Crayon in 2001 were approximately $260,000 and $1,223,000, respectively.

NOTE E - Divestiture of Innovative Client Solutions, Inc.

In June 2001, the Company entered into a purchase and sale of assets agreement with the sellers of Innovative Client Solutions (“ICS”) to sell back to them the business and most of the assets of ICS for $50,000 in cash, a $150,000 promissory note and the return of the Company’s outstanding Series B preferred stock (with a net carrying value of $3,537,492 upon the closing of the transaction).

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The net carrying value of the assets transferred back to the sellers was approximately $25,000, with the Company retaining assets of approximately $16,000. The Company’s net gain of approximately $91,000 on this transaction, after writing off approximately $3,637,000 of remaining goodwill associated with the Company’s original acquisition, is included in other income/expenses on the consolidated statement of operations.

ICS was engaged in the same line of business as the Company and its operations were not segregated in the statement of operations. Its revenues and net loss from January 1, 2001 through June 2001 were approximately $2,260,000 and $300,000, respectively.

NOTE F - Furniture, Equipment and Improvements

Furniture, equipment and improvements consist of the following:

	September 30, 2004	December 31,		Estimated Useful Lives (Years)
		2003	2002
Furniture, fixtures and equipment	$1,952,042	$1,869,272	$2,168,405	7
Improvements	272,818	272,818	273,695	7-10

Total	2,224,860	2,142,090	2,442,100
Less accumulated depreciation	(1,895,709)	(1,662,696)	(1,737,139)

Balance*	$329,151	$479,394	$704,961

*	Balance includes net assets under capital leases as of September 30, 2004, December 31, 2003 and December 31, 2002 of $51,000, $16,000 and $-0-, respectively.

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE G - Notes Payable and Capital Leases

Notes payable and capital leases consist of the following:

		September 30, 2004	December 31, 2003
(1)	Revolving Line
	The revolving asset based credit facility maturing in March 2005 contains a maximum borrowing limit of $4,000,000. Borrowings under the revolving credit facility bear interest at 3% above the greater of the prime rate or 7.75% a year, payable monthly and are limited to 85% of eligible accounts receivable (*).	$2,119,727	$2,236,753

(2)	Term Loan
	The term loan agreement is payable to March 2005 in monthly installments of $25,000 for principal and interest at 4.5% plus the greater of prime or 7.75% a year (*).	300,103	525,103

(3)	Put Right Substitution Loan
	Due in March 2005, issued in exchange for an obligation to purchase certain outstanding warrants (see Note J)(*).	1,700,000	1,700,000

(4)	ARCS Subordinated Acquisition Note
	The acquisition note payable is subordinated to the loans listed in (1), (2) and (3) above. Any payments of principal or interest on the indebtedness are subordinated in accordance with the terms and conditions of the senior lender. Absent objection from the senior lender, the note is payable in monthly installments equal to (i) $5,000 or (ii) $7,500 if EBITDA is at least $75,000 or (iii) $10,000 if EBITDA is $100,000 or greater, plus interest at 5.75% a year. No payments were made after March 31, 2004	112,623	124,116

(5)	Software Automation Subordinated Acquisition Notes
	The acquisition notes payable are subordinated to the the loans listed in (1), (2) and (3) above. Any payments of principal or interest on the indebtedness are subordinated in accordance with the terms and conditions of the senior lender. Absent objection from the senior lender, the notes are payment in monthly installments equal to (i) $10,000 or (ii) $15,000 if EBITDA is at least $75,000 or (iii) $20,000 if EBITDA is $100,000 or greater, plus interest at 4.75% a year. No payments were made after March 31, 2004	344,207	370,207

(6)	Compensation payable to former Board Chairman
	Due in quarterly payments of $31,250 through March 2008; balance stated net of imputed interest at 8.6% a year.	346,383	413,275

(7)	Capital Leases	62,306	61,645

Total notes payable and capital leases		4,985,349	5,431,099

Less current maturities		4,408,850	2,816,892

Notes payable and capital leases due after one year		$576,499	$2,614,207

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Capital leases are stated net of interest at nominal amounts. Payments for notes payable and capital leases for each of the next five years consist of the following:

	Capital Leases	Notes Payable	Total
Year ending September 30:
2005	$37,902	$4,370,948	$4,408,850
2006	24,404	274,418	298,822
2007	—	200,432	200,432
		77,245	77,245

Total	62,306	$4,923,043	$4,985,349

Less current portion of capital leases	37,902

Long-term portion of capital leases	$24,404

(*)	Borrowings under the above revolving line and term loan credit facilities are limited to a multiple of consolidated earnings before interest, income taxes and depreciation and amortization, (EBITDA), as defined. The loans contain various financial covenants and are collateralized by the Company’s assets other than cash and accounts receivable resulting from the sale of IBM equipment or any equipment purchased from IBM to be resold to the Company’s customers. The loans also contain a subjective acceleration clause which permits the lender to call the loans upon the occurrence of a material adverse event, as defined.

NOTE H - Mandatory Redeemable Preferred Stock

Mandatory redeemable preferred stock, Series A and C were issued in connection with the purchases of ARCS and Software in March and August 1999, respectively, and were subject to the recapitalization approved in November 2003, described in Note B.

The 50,000 shares of Series A mandatorily redeemable convertible preferred stock, $0.001 par value, with a face value of $25 per share, were issued to the former stockholders of ARCS. As at December 31, 2002, the Series A preferred stock could be redeemed by the preferred stockholders for $1,000,000 representing 80% of their face value. These shares were convertible into common stock of the Company, at the option of the holders, at face value upon the occurrence of a Liquidity Event (as defined).

The 29,500 shares of Series C mandatorily redeemable convertible preferred stock, with a face value of $50 per share, were issued to the former stockholders of Software. In the event of an initial public offering (“IPO”) of the Company’s common stock within three years of the August 1999 closing date, the preferred stock was automatically convertible into common stock at face value. Since there was no IPO within three years of the closing date, under the terms of the stock issue the preferred stock became redeemable at its face amount of $1,475,000. These shares were automatically convertible into common stock of the Company if a Liquidity Event (as defined) occurred. The conversion price for both this class of stock and the Series A Convertible Preferred Stock would have been based on the proceeds received from the occurrence of such Liquidity Event, such as a public stock offering or disposition of the Company’s business.

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE I - Preferred Stock- (Series D)

The Series D preferred stock, which was also subject to the recapitalization described in Note B, was convertible into shares of the Company’s common stock (i) any time after July 31, 2000 at the option of the holder at a maximum conversion price of $12 per share or (ii) automatically on the fifth anniversary of the March 2000 sale of the shares at a conversion price equal to the lesser of $12 per share or 60% of the then fair market value of the Company’s common stock. The Series D preferred stock also carried a 5% cumulative dividend payable upon the earlier of (i) the conversion of the preferred stock or (ii) the fifth anniversary date of the issuance of the shares in either cash or additional shares of Series D preferred at the option of the Company. In 2002, the Company issued 51,441 additional shares of Series D preferred stock in payment of that year’s stock dividend.

NOTE J - Put Warrant

In connection with the revolving credit line and term loan (see Note F (a) and (b)), the Company issued 383,859 common stock warrants to the lender in 2000 with an aggregate fair market value of $839,285 at date of issuance. Each warrant entitled the lender to purchase one share of common stock for $0.01 from June 24, 2002 to March 31, 2004 and contained an anti-dilution clause for future equity issuances.

In connection with a waiver and consent dated June 13, 2000, the Company and the lender also entered into a Put Right Agreement (the “Put Right”). The Put Right provided the lender with the right to sell back to the Company its rights to purchase 308,859 shares pursuant to the common stock purchase warrant discussed above, for a purchase price of $2,126,965.

In March 2003, the Company entered into a special loan agreement with the lender for $1,700,000, due in March 2005 with interest payable monthly at 3% a year. The proceeds of the loan were applied to purchase the lender’s right to exercise warrants (and the related Put Right) for 246,859 shares, pursuant to the common stock purchase warrant discussed above. After this transaction, the Put Right provided the lender with the right to sell back to the Company its right to purchase the remaining 62,000 shares pursuant to the common stock purchase warrant discussed above for $426,965.

In connection with the recapitalization in November 2003 (Note B), the $426,965 put warrant liability associated with the remaining 62,000 shares pursuant to the common stock purchase warrant discussed above was cancelled. Accordingly, the Company included the $426,965 forgiveness of debt in other income on the consolidated statement of operations for the year ended December 31, 2003.

Warrants for the 75,000 shares not subject to the put warrant remained outstanding until March 31, 2004, when they expired.

NOTE K - Stock Options

The Company’s 1998 Stock Option Plan (the “1998 Plan”), as amended, provides for the granting of options to purchase up to 475,400 shares of common stock to eligible employees. The options may either be incentive stock options (as defined in the Internal Revenue Code) or nonqualified options. However, options granted to nonemployee directors or advisors must be nonqualified options. At September 30, 2004, options to purchase 92,200 shares are outstanding under the 1998 Plan.

The Company’s 2000 Stock Option Plan (the “2000 Plan”) as amended provides for the granting of options to purchase up to 500,000 shares of common stock to eligible employees, directors and advisors. The options

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

may either be incentive stock options or nonqualified options under substantially the same terms and conditions as the 1998 Plan. At September 30, 2004, options to purchase 15,750 shares are outstanding under the 2000 Plan.

Effective January 1, 2003, the Company adopted The Dynax Solutions, Inc. Stock Option Plan 2003 (the “2003 Plan”) to provide for the granting of options to purchase up to 2,500,000 shares of common stock to eligible employees, directors and advisors. The options may be incentive stock options or nonqualified options. However, options granted to nonemployee directors or advisors must be non-qualified options. At September 30, 2004, options to purchase 1,299,539 shares are outstanding under the 2003 plan.

Options granted under the 1998 Plan vest at a rate of 25% a year and vesting schedules for options granted under the 2000 and 2003 Plans are determined at the time each option is granted. The length, option price and other terms of the options granted under both plans are determined at the time the options are granted, although the term of the options cannot exceed 10 years and incentive stock option prices may not be less than the fair market value of the stock at the date of grant.

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock Based Compensation,” for stock options granted to employees and directors and, therefore, continues to apply Accounting Principles Board Opinion No. 25 and related interpretations in its accounting for stock options. Accordingly, no compensation cost has been recognized for options granted under its stock option plans. If the Company had elected to recognize compensation cost for options granted under these plans based on a calculated fair value at the grant dates, consistent with the methodology prescribed by SFAS 123, the pro forma net losses would have been approximately as follows:

Nine Months Ended September 30,		Year Ended December 31,
2004	2003	2003	2002	2001
$382,000	$537,000	$587,000	$6,165,000	$7,049,000

The fair value of the Company’s options was estimated at the dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for options granted: expected volatility of 222%, risk-free interest rate of approximately 4% and expected lives of ten years.

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

A summary of the status of the Company’s outstanding stock options as of September 30, 2004 and the changes during the three years and nine months then ended are as follows:

	Shares	Weighted Average Price per Share
2001 transactions:
Outstanding January 1, 2001	607,600	$6.36
Forfeited	(80,101)	4.51
Exercised	(7,500)	3.00

Outstanding—December 31, 2001	519,999	6.34

2002 transactions:
Forfeited	(42,636)	4.51
Granted	—

Outstanding—December 31, 2002	477,363	6.52

2003 transactions:
Forfeited	(71,813)	4.47
Granted	800,039	.47

Outstanding—December 31, 2003	1,205,589	2.63

2004 transactions:
Forfeited	(297,600)	7.86
Granted	499,500	.44

Outstanding—September 30, 2004	1,407,489	.74

The following table summarizes information about the stock options outstanding as at September 30, 2004:

Exercise Price Per Share	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life
$.19	309,574	309,574	9.6
.50	899,965	513,798	9.6
.95	90,000	90,000	9.4
3.00	71,050	71,050	4.6
6.00	21,150	21,150	5.5
7.00	15,750	15,750	6.6

Total	1,407,489	1,021,322

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE L - Concentration of Credit Risk and Sales

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of cash and cash equivalents and trade accounts receivable. The Company deposits its cash with high quality credit institutions. At times, such balances may be in excess of the Federal Deposit Insurance Corporation limit.

For the nine months ended September 20, 2004, one customer accounted for approximately 16% of revenues. No customer accounted for over 10% of revenues for the other periods presented.

NOTE M - Related Party Transactions

During the year ended December 31, 2001, the Company made non-interest bearing advances to an entity owned by a then officer/stockholder. The amount due to the Company at December 31, 2002 and 2001 was approximately $52,000 and is included with other assets.

In addition to the above, advertising expenses paid to an agency controlled by the Company’s then Chairman of the Board amounted to approximately $22,000 for the year ended December 31, 2001.

During the years ended December 31, 2002 and 2001, the Company had sales to a company that is a minority stockholder of the Company of approximately $250,000 and $105,000, respectively.

NOTE N - Other Income

Other income for the year ended December 31, 2002 includes an $83,000 adjustment of an estimate for a preferential payment claim by a former bankrupt customer, the receipt of a World Trade Center Business Recovery Grant of approximately $87,000 and the approximately $21,000 fair value of 108,017 shares of the Company’s common stock received from a former executive officer of the Company in connection with the settlement of his obligations to the Company.

NOTE O - Employee Benefit Plan

The Company maintains a profit sharing plan under Section 401(k) of the Internal Revenue Code covering substantially all full-time employees who have completed one year of qualified service and meet certain age requirements. The plan provides for optional profit sharing contributions by the Company as determined by management. No optional profit sharing contributions were authorized for 2004, 2003, 2002 and 2001.

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE P - Income Taxes

As of September 30, 2004, the Company has federal net operating loss carryforwards of approximately $5,620,000 and state net operating loss carryforwards of approximately $8,960,000 that will be available to offset future taxable income, if any, through December 2024. A 100% valuation allowance has been established as a reserve against the deferred tax assets arising from the net operating losses and other net temporary differences since it cannot, at this time, be considered more likely than not that their benefit will be realized in the future.

The significant components of the deferred tax assets (liabilities) are summarized below:

Net operating loss carryforwards	$2,248,000
Deferred rent	18,000
Allowance for bad debts	28,000
Deferred compensation	138,000
Amortization	1,226,000
Depreciation	30,000

Total	3,688,000
Less valuation allowance	(3,688,000)

Balance	$—

If the proposed merger as described in Note R occurs, the amount of net operating loss carryforwards available to be utilized will be substantially reduced as a result of the change in control provisions of Section 382 of the Internal Revenue Code.

NOTE Q - Commitments and Contingencies

Leases

The Company leases office space and operating facilities under non-cancelable operating leases, expiring at various dates through May 2007. The leases contain real estate tax and operating escalations. The Company leases other offices on a month-to-month basis.

Rent expense is included in general and administrative expenses in the consolidated financial statement of operations. The rentals under these leases are recorded for financial accounting purposes on a straight-line basis. Accrued future rentals give effect to both future scheduled increases and certain concessions at lease inception. This liability will be reduced in future years to the extent that the minimal rentals payable in those years exceeds the average net expense recorded on the straight-line basis.

The Company also leases office equipment under non-cancelable operating leases, expiring at various times through 2007.

Future minimum lease payments under operating leases are as follows:

Year ending September 30:
2005	$296,256
2006	302,228
2007	120,282

Total minimum lease payments	$718,766

DYNAX SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Rent expense for the years ended December 31, 2003, 2002 and 2001 were approximately $380,000, $449,000 and $685,000, respectively. Rent expense for the nine months ended September 30, 2004 and 2003 were approximately $275,000 and $289,000, respectively.

Employment Agreements

As of September 30, 2004, the Company had employment agreements with two of its executive officers which provide for aggregate annual compensation of approximately $460,000 plus incentive bonuses as defined in the agreements. The agreements expire in December 2004 and in June 2005. The employment agreement with the Company’s chief executive officer (“CEO”) contains a supplemental bonus plan with regards to a change in control of the Company (as defined) that ranges from $1,000,000 to $1,500,000 depending on the defined events (see Note R).

NOTE R - Proposed Merger with enherent Corp.

Effective October 12, 2004, the Company entered into a definitive merger agreement to merge with enherent Corp. (“enherent”) in a stock-for-stock exchange. Post-merger, former stockholders of Dynax Solutions would own approximately 50% of the common stock of enherent on a fully diluted basis. The board of directors unanimously approved the merger. The transaction is subject to various conditions contained in the merger documents, including stockholder approval.

Under the previous terms of the employment agreement with the Company’s chief executive officer (Note Q), the chief executive officer was entitled to receive a cash payment of $1,500,000 on the consummation of the enherent merger. The chief executive officer agreed to forego the full cash payment and instead receive a cash payment of $250,000 upon consummation of the merger.

In consideration of the amendment to the existing employment agreement, including reduction in the cash payment on change of control and a waiver of a portion of the annual bonuses to which the chief executive officer was entitled to, on December 15, 2004, the Company issued the chief executive officer 500,000 shares of common stock valued at $250,000. This amount will be charged to operations in 2004, while the payment due on consummation of the merger will be charged to operations in the period the merger occurs.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

enherent Corp.

and

Dynax Solutions, Inc.

1. DEFINITIONS.	5
2. BASIC TRANSACTION.	8
(a) The Merger	8
(b) The Closing	8
(c) Actions at the Closing	8
(d) Effect of Merger.	8
(e) Exchange of Certificates.	9
(f) Closing of Transfer Records	10
3. REPRESENTATIONS AND WARRANTIES OF DYNAX	10
(a) Organization, Qualification, and Corporate Power	10
(b) Capitalization	10
(c) Authorization of Transaction	11
(d) Noncontravention	11
(e) Financial Statements; Undisclosed Liabilities.	11
(f) Material Adverse Changes	12
(g) Brokers’ Fees	12
(h) Disclosure	12
(i) Title to and Condition of Assets.	12
(j) Litigation, Judgments, etc	13
(k) Labor Contracts	13
(l) Compliance with Laws.	13
(m) Tax Matters.	13
(n) Real Property	14
(o) Insurance	14
(p) Reorganization	14
(q) Intellectual Property	14
(r) Employees, Officers and Directors	14
(s) Employee Benefits.	14
(t) Vote Required	15
(u) Contracts	16
4. REPRESENTATIONS AND WARRANTIES OF ENHERENT	16
(a) Organization	16
(b) Capitalization	16
(c) Authorization of Transaction	16
(d) Noncontravention	17
(e) Brokers’ Fees	17
(f) Financial Statements; Undisclosed Liabilities.	17
(g) Material Adverse Changes	18
(h) Title to and Condition of Assets.	18
(i) Litigation, Judgments, etc	18
(j) Labor Contracts	18
(k) Compliance with Laws.	18
(l) Tax Matters.	19
(m) Real Property	19
(n) Insurance	19
(o) Reorganization	20
(p) Intellectual Property	20
(q) Employees, Officers and Directors	20
(r) Employee Benefits.	20
(s) Vote Required	21
(t) Contracts	21
(u) Disclosure	21

5. COVENANTS	22
(a) General	22
(b) Notices and Consents	22
(c) Regulatory Matters and Approvals	22
(d) Operation of Business	23
(e) Full Access	24
(f) Notice of Developments	24
(g) Exclusivity	24
(h) Insurance and Indemnification.	24
(i) Continuity of Business Enterprise	24
(j) Review of Dynax Quarterly Financial Statements	24
(k) Amendment of enherent Bylaws	25
(l) Provision of Tax Opinion Certificates	25
(m) Conversion of enherent Preferred Shares and Cancellation of Warrants	25
6. CONDITIONS TO OBLIGATION TO CLOSE.	25
(a) General Conditions	25
7. TERMINATION.	26
(a) Termination of Agreement	26
(b) Effect of Termination.	27
8. MISCELLANEOUS.	27
(a) Survival	27
(b) Press Releases and Public Announcements	27
(c) No Third Party Beneficiaries	27
(d) Entire Agreement	27
(e) Succession and Assignment	28
(f) Counterparts	28
(g) Headings	28
(h) Notices	28
(i) Governing Law	28
(j) Amendments and Waivers	29
(k) Severability	29
(l) Expenses	29
(m) Construction	29
(n) Incorporation of Exhibits	29

EXHIBITS

Exhibit A	Certificate of Merger
Exhibit B	Proposed Bylaws of enherent Corp.
Exhibit C	Directors and Officers of the Surviving Corporation
Exhibit D	Letter of Transmittal
Exhibit E	Permitted Investments
Exhibit F	Key Employees’ Employment Terms
Exhibit G	Opinions of Counsel
Exhibit H	Dynax/enherent Indebtedness
Exhibit I	Employment Contracts

Schedule A	Capitalization of Dynax and enherent before and after Closing

AGREEMENT AND PLAN OF MERGER

Agreement entered into on October 12, 2004 by and between enherent Corp., a Delaware corporation (“enherent”) and Dynax Solutions, Inc., a Delaware corporation (“Dynax”). enherent and Dynax are each referred to as a “Party” and collectively as the “Parties.”

This Agreement contemplates a tax-free merger of Dynax with and into enherent in a reorganization pursuant to Code §368(a)(1)(A). Dynax Stockholders will receive capital stock in enherent in exchange for their capital stock in Dynax. As further provided in this Agreement, the Parties expect that the Merger will further certain of their business objectives (including, without limitation, consolidation of duplicate programs, more complete range of services to offer customers and various economies of scale).

Now, therefore, in consideration of the premises and the mutual promises made, and in consideration of the representations, warranties, and covenants contained in this Agreement, the Parties agree as follows:

1 DEFINITIONS.

“Acquisition Proposal” means any offer or proposal for, or any indication of interest in (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction involving a Party or any of such Party’s Subsidiaries or (ii) the acquisition, directly or indirectly, of (A) an equity interest representing 50% or more of the voting securities of a Party or (B) assets, securities or ownership interests representing an amount equal to 50% or more of the consolidated assets or earning power of a Party, other than the transactions contemplated by this Agreement.

“Benefit Plan” means any retirement, incentive or welfare plan or arrangement or any other employee benefit plans, including, but not limited to, employee benefit plans defined in Section 3(3) of ERISA, to which either Party or any of its Subsidiaries contributes or which either Party or any of its Subsidiaries sponsors, maintains or otherwise is bound for the benefit of current and former employees of either Party or any of its Subsidiaries and any other plan or compensation arrangement, whether written or unwritten, that provides to employees, former employees, officers, directors and shareholders of either Party or its Subsidiaries any compensation or other benefits.

“Certificate of Merger” has the meaning set forth in §2(c) below.

“Closing” has the meaning set forth in §2(b) below.

“Closing Date” has the meaning set forth in §2(b) below.

“Code” means the Internal Revenue Code of 1986, as amended.

“Conversion Ratio” has the meaning set forth in §2(d)(v)(A) below.

“Definitive Dynax Proxy Materials” means the definitive proxy materials relating to the Special Dynax Meeting.

“Definitive enherent Proxy Materials” means the definitive proxy materials relating to the Special enherent Meeting.

“Delaware General Corporation Law” means the General Corporation Law of the State of Delaware, as amended.

“Disclosure Schedule” has the meaning set forth in §3 below.

“Dissenting Share” means any Dynax Share which any stockholder who or which has exercised his or its statutory appraisal rights under the Delaware General Corporation Law holds of record.

“Dynax Financial Statements” means the audited financial statements of Dynax at and for each of the three (3) years ended December 31, 2003 and the unaudited interim financial statements of Dynax at and for the six (6) months ended June 30, 2004, all in the form delivered by Dynax to enherent.

“Dynax Options” has the meaning set forth in §2(d)(vii)(A).

“Dynax Share” means any share of the Common Stock, $.001 par value per share, of Dynax.

“Dynax Stock Option Plans” has the meaning set forth in §2(d)(vii)(A).

“Dynax Stockholder” means any Person who or which holds any Dynax Shares.

“Dynax Valuation” has the meaning set forth in §5(c)(ii) below.

“Effective Time” has the meaning set forth in §2(d)(i) below.

“enherent Fairness Opinion” has the meaning set forth in §5(c)(ii) below.

“enherent Financial Statements” means the audited financial statements of enherent contained in enherent’s Annual Report on Form 10-K for the year ended December 31, 2003 and the unaudited interim financial statements included in enherent’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

“enherent Preferred Shares” means enherent’s Series A Senior Participating Convertible Preferred Stock.

“enherent Share” means any share of the voting common stock, $0.001 par value per share, of enherent.

“ERISA” means the Employee Retirement Income Security Act of 1974 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Exchange Agent” has the meaning set forth in §2(e)(i) below.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Intellectual Property” has the meaning set forth in §3(q) below.

“IRS” means the Internal Revenue Service.

“Joint Disclosure Document” means the disclosure document combining the Prospectus, the Definitive enherent Proxy Materials, and the Definitive Dynax Proxy Materials.

“Knowledge” means actual knowledge after reasonable investigation.

“Materially Adverse” or having a “Material Adverse Effect” (whether or not such terms are capitalized) on or with respect to an entity, means such event, change or effect is material or materially adverse, as the case may be, to the business, properties, assets, liabilities, prospects, condition (financial or otherwise) or results of operations of such entity. A matter shall be deemed to be Material with respect to an entity if it reasonably may be expected to have a financial impact in excess of ten percent (10%) of such entity’s current assets on a consolidated basis.

“Merger” has the meaning set forth in §2(a) below.

“Most Recent Fiscal Quarter End” means June 30, 2004.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Party” has the meaning set forth in the preface above.

“Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

“Prospectus” means the final prospectus relating to the registration of the enherent Shares under the Securities Act.

“Registration Statement” has the meaning set forth in §5(c)(i) below.

“Requisite Dynax Stockholder Approval” means the affirmative vote of the holders of a majority of Dynax Shares in favor of this Agreement and the Merger.

“Requisite enherent Stockholder Approval” means the affirmative vote of the holders of a majority of enherent Shares and enherent Preferred Shares voting together as a single class in favor of this Agreement and the Merger.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Security Interest” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic’s, materialmen’s, and similar liens, (b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

“Special Dynax Meeting” has the meaning set forth in §5(c)(ii) below.

“Special enherent Meeting” has the meaning set forth in §5(c)(ii) below.

“Subsidiary” means, as to any Person, any other Person of which at least 50% of the equity and voting interests are owned, directly or indirectly, by such first Person.

“Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal that the board of directors of a Party determines in good faith on the basis of the written advice of a financial advisor and a legal advisor, and taking into account all the terms and conditions of the Acquisition Proposal, including, without limitation, the likelihood of consummation of such proposal, is more favorable to such Parties’ stockholders than the Merger and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the board of directors of such Party.

“Surviving Corporation” has the meaning set forth in §2(a) below.

2 BASIC TRANSACTION.

(a) The Merger. On and subject to the terms and conditions of this Agreement, Dynax will merge with and into enherent (the “Merger”) at the Effective Time. enherent shall be the corporation surviving the Merger (the “Surviving Corporation”).

(b) The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Dynax in New York, New York, commencing at 9:00 a.m. local time on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the contemplated transactions (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Parties may mutually determine (the “Closing Date”); provided, however, that the Closing Date shall be no earlier than September 30, 2004.

(c) Actions at the Closing. At the Closing, (i) Dynax will deliver to enherent the various certificates, instruments, and documents referred to in §6(a) below, (ii) enherent will deliver to Dynax the various certificates, instruments, and documents referred to in §6(a) below, (iii) enherent and Dynax will file with the Secretary of State of the State of Delaware a Certificate of Merger in the form attached as Exhibit A (the “Certificate of Merger”), and (iv) enherent will deliver to the Exchange Agent in the manner provided below in this §2 the certificate evidencing enherent Shares issued in the Merger.

(d) Effect of Merger.

(i) General. The Merger shall become effective at the time (the “Effective Time”) enherent and Dynax file the Certificate of Merger with the Secretary of State of the State of Delaware. The Merger shall have the effect set forth in the Delaware General Corporation Law. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either enherent or Dynax in order to carry out and effectuate the transactions contemplated by this Agreement.

(ii) Certificate of Incorporation. The Certificate of Incorporation of enherent in effect at and as of the Effective Time will remain the Certificate of Incorporation of the Surviving Corporation without any modification or amendment as the result of the Merger.

(iii) Bylaws. The proposed Bylaws of enherent as set forth in Exhibit B, to be amended prior to the Effective Time, will remain the Bylaws of the Surviving Corporation without any further modification or amendment as the result of the Merger.

(iv) Directors and Officers. The persons listed on Exhibit C shall be the directors and officers of the Surviving Corporation from and after the Effective Time and will remain the directors and officers of the Surviving Corporation in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

(v) Conversion of Dynax Shares.

(A) At and as of the Effective Time, (I) each Dynax Share (other than any Dissenting Share) shall be converted into the right to receive 3.8359 enherent Shares (the ratio of 3.8359 enherent Shares to one Dynax Share is the “Conversion Ratio”), and (II) each Dissenting Share shall be converted into the right to receive payment from the Surviving Corporation in accordance with the provisions of the Delaware General Corporation Law. No Dynax Share shall be deemed to be outstanding or to have any rights other than those set forth above in this §2(d)(v) after the Effective Time.

(B) No fractional enherent Shares shall be issued pursuant to §2(d)(v)(A). The number of shares to be issued to any Dynax Stockholder who otherwise would be entitled to receive a fractional share shall instead be rounded to the nearest whole share.

(C) Each share of Dynax Common Stock that is owned by Dynax or any Dynax Subsidiary, as treasury stock or otherwise, shall automatically be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

(vi) enherent Shares. Each enherent Share issued and outstanding at and as of the Effective Time will remain issued and outstanding.

(vii) Treatment of Outstanding Options.

(A) Dynax Options. At the Effective Time, all unexercised and unexpired options to purchase Dynax Common Stock (“Dynax Options”) then outstanding, under any stock option plan of Dynax or any other plan, agreement or arrangement (the “Dynax Stock Option Plans”), whether or not then exercisable, will be assumed by the Surviving Corporation. Each Dynax Option so assumed by the Surviving Corporation under this Agreement will continue to have, and be subject to, the same terms and conditions as set forth in the Dynax Stock Option Plans immediately prior to the Effective Time, except that (i) each Dynax Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of enherent Common Stock equal to the product of the number of shares of Dynax Common Stock that were issuable upon exercise of such Dynax Option immediately prior to the Effective Time multiplied by the Conversion Ratio, rounded down to the nearest whole number of shares of enherent Common Stock and (ii) the per share exercise price for the shares of enherent Common Stock issuable upon exercise of such Dynax Option assumed, will be equal to the quotient determined by dividing the exercise price per share of Dynax Common Stock at which such Dynax Option was exercisable immediately prior to the Effective Time by the Conversion Ratio, rounded to the nearest whole cent. The conversion of any Dynax Options which are incentive stock options within the meaning of Section 422 of the Code, into options to purchase enherent Common Stock shall be made so as not to constitute a “modification” of such Dynax Options within the meaning of Section 424 of the Code. A Dynax employee’s continuous employment with Dynax or its Subsidiaries shall be credited to the optionee for purposes of determining the vesting of all assumed Dynax Options after the Effective Time.

(B) enherent Options. At the Effective Time all unexercised and unexpired options to purchase enherent Common Stock then outstanding under any stock option agreement or arrangement            , whether or not then exercisable, will not be effected by the Merger.

(e) Exchange of Certificates.

(i) Immediately after the Effective Time, (A) the Surviving Corporation will furnish to Mellon Shareholder Services (the “Exchange Agent”) a stock certificate (issued in the name of the Exchange Agent or its nominee) representing that number of enherent Shares equal to the product of (x) the Conversion Ratio times (y) the number of outstanding Dynax Shares (other than any Dissenting Shares) and (B) the Surviving Corporation will cause the Exchange Agent to mail a letter of transmittal (with instructions for its use) in the form attached as Exhibit D to each record holder of outstanding Dynax Shares for the holder to use in surrendering the certificates which represented his or its Dynax Shares in exchange for a certificate representing the number of enherent Shares to which he or it is entitled.

(ii) The Surviving Corporation will not pay any dividend or make any distribution on the enherent Shares (with a record date at or after the Effective Time) to any record holder of outstanding Dynax Shares until the holder surrenders for exchange his or its certificates which represented Dynax Shares. The Surviving Corporation instead will pay the dividend or make the distribution to the Exchange Agent in trust for the benefit of the holder pending surrender and exchange. The Surviving Corporation may cause the Exchange Agent to invest any cash the Exchange Agent receives from the Surviving Corporation as a dividend or distribution in one or more of the permitted investments set forth on Exhibit E attached; provided, however, that the terms and conditions of the investments shall be such as to permit the Exchange Agent to make prompt payments of cash to the holders of outstanding Dynax Shares as necessary. The Surviving Corporation may cause the Exchange Agent to pay over to the Surviving Corporation any net earnings with respect to the investments, and the Surviving Corporation will replace promptly any cash which the Exchange Agent loses through investments. In no event, however, will any holder of outstanding Dynax Shares be entitled to any interest or earnings on the dividend or distribution pending receipt.

(iii) The Surviving Corporation may cause the Exchange Agent to return any enherent Shares and dividends and distributions remaining unclaimed 180 days after the Effective Time, and thereafter each remaining record holder of outstanding Dynax Shares shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat, and other similar laws) as a general creditor with respect to the enherent Shares and dividends and distributions to which he or it is entitled upon surrender of his or its certificates.

(iv) The Surviving Corporation shall pay all charges and expenses of the Exchange Agent.

(v) The parties acknowledge and agree that certificates representing enherent Shares to be issued in the Merger to Persons who at the Effective Time may be deemed to be “affiliates” of Dynax or enherent for purposes of Rule 145 under the Securities Act will bear such restrictive legends as enherent, based on the advice of counsel, deems appropriate.

(f) Closing of Transfer Records. After the close of business on the Closing Date, transfers of Dynax Shares outstanding prior to the Effective Time shall not be made on the stock transfer books of the Surviving Corporation.

3 REPRESENTATIONS AND WARRANTIES OF DYNAX. Dynax represents and warrants to enherent that the statements contained in this §3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §3), except as set forth in the disclosure schedule accompanying this Agreement and initialed by the Parties (the “Disclosure Schedule”). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this §3.

(a) Organization, Qualification, and Corporate Power. The Disclosure Schedule sets forth a complete list of each Subsidiary of Dynax. Dynax and each of its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Dynax and each of its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a Material Adverse Effect on the financial condition of Dynax and its Subsidiaries taken as a whole or on the ability of the Parties to consummate the transactions contemplated by this Agreement. A complete list of the jurisdictions in which Dynax and each of its Subsidiaries is qualified to do business is included in the Disclosure Schedule. Dynax and each of its Subsidiaries has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

(b) Capitalization. The entire authorized capital stock of Dynax consists of 20,000,000 Dynax Shares, of which 5,408,259 Dynax Shares are issued and outstanding. All of the issued and outstanding Dynax Shares have been duly authorized and are validly issued, fully paid, and nonassessable and no class of capital stock of Dynax is entitled to preemptive rights. Each outstanding Dynax Share has been issued in compliance with federal and state securities laws. Except as set forth in the Disclosure Schedule, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Dynax or any of its Subsidiaries to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Dynax or any of its Subsidiaries. The capitalization of Dynax prior to Closing is set forth on Schedule A.

(c) Authorization of Transaction. Dynax has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations under this Agreement; provided, however, that Dynax cannot consummate the Merger unless and until it receives the Requisite Dynax Stockholder Approval. The execution, delivery and performance by Dynax of this Agreement has been duly authorized by Dynax, and the board of directors of Dynax has recommended approval and adoption of this Agreement and the Merger by the Dynax Stockholders conditioned on receipt of the Dynax Valuation. This Agreement is a valid and binding agreement of Dynax enforceable against it in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting generally the enforcement of creditors’ rights, remedies and general principals of equity, including any limitations of the availability of the remedy of specific performance or injunctive relief regardless of whether specific performance or injunctive relief is sought in a proceeding at law or in equity. Complete and correct copies of Dynax’ Certificate of Incorporation and Bylaws, each as amended to date, and of the stock ledgers of Dynax have been delivered or made available to enherent.

(d) Noncontravention. To the Knowledge of the directors and officers of Dynax, neither the execution and the delivery of this Agreement, nor the consummation of the contemplated transactions, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which any of Dynax or any of its Subsidiaries is subject or any provision of the Certificate of Incorporation or Bylaws of Dynax or such Subsidiary or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Dynax or any of its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets) except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice, or Security Interest would not have a Material Adverse Effect on the financial condition of Dynax and its Subsidiaries taken as a whole or on the ability of the Parties to consummate the transactions contemplated by this Agreement. To the Knowledge of the directors and officers of Dynax, except with respect to the provisions of the Delaware General Corporation Law, the Securities Exchange Act, the Securities Act, and the state securities laws or as set forth in the Disclosure Schedule, Dynax is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a Material Adverse Effect on Dynax and its Subsidiaries taken as a whole or on the ability of the Parties to consummate the transactions contemplated by this Agreement.

(e) Financial Statements; Undisclosed Liabilities.

(i) The Dynax Financial Statements fairly represent, in all Material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Dynax and its consolidated Subsidiaries as of the date thereof and the consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

(ii) To the Knowledge of the directors and officers of Dynax, there are no liabilities or obligations of Dynax or its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise and there is no existing condition, situation or set of circumstances that could be reasonably expected to result in such a liability or obligation, other than:

(A) liabilities or obligations disclosed and provided for in the Dynax balance sheet at the Most Recent Fiscal Quarter End included in the Dynax Financial Statements or in their notes;

(B) liabilities or obligations incurred in the Ordinary Course of Business since the Most Recent Fiscal Quarter End; and

(C) liabilities or obligations that, individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect.

(f) Material Adverse Changes. Except as set forth in the Disclosure Schedule, and except as contemplated or permitted by this Agreement, since the Most Recent Fiscal Quarter End the business of Dynax and its Subsidiaries has been operated in the Ordinary Course of Business and consistent with past practices and there has not occurred:

(i) any event that has caused a Material Adverse Effect on the financial condition of Dynax and its Subsidiaries taken as a whole;

(ii) any salary or compensation increase to any employee of Dynax or any of its Subsidiaries or any changes to or creation of any Dynax Benefit Plan, except in the Ordinary Course of Business;

(iii) any increase in indebtedness for borrowed money incurred by Dynax or any of its Subsidiaries, nor any incurrence of any other obligation or liability (fixed or contingent) except in the Ordinary Course of Business;

(iv) any proceeding with respect to a merger, consolidation, liquidation or reorganization of Dynax or any of its Subsidiaries other than such proceedings relating to this Agreement;

(v) any loan or advance made by Dynax or any of its Subsidiaries to any Person;

(vi) any change in the prices or pricing policies with respect to any of the services of Dynax or any of its Subsidiaries, except in the Ordinary Course of Business; or

(vii) any agreement by Dynax or any of its Subsidiaries to take any of the actions described in the foregoing.

(g) Brokers’ Fees. Except as set forth in the Disclosure Schedule, Dynax has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(h) Disclosure. The Definitive Dynax Proxy Materials will not contain any untrue statement of a Material fact or omit to state a Material fact necessary in order to make the statements made, in the light of the circumstances under which they will be made, not misleading; provided, however, that Dynax makes no representation or warranty with respect to any information that enherent will supply specifically for use in the Definitive Dynax Proxy Materials. None of the information that Dynax will supply specifically for use in the Registration Statement, the Prospectus, or the Definitive enherent Proxy Materials will contain any untrue statement of a Material fact or omit to state a Material fact necessary in order to make the statements made, in the light of the circumstances under which they will be made, not misleading.

(i) Title to and Condition of Assets.

(i) Except as set forth in the Disclosure Schedule, and for such exceptions that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on the financial condition of Dynax and its Subsidiaries taken as a whole, Dynax and each of its Subsidiaries has good and marketable title to all of the assets owned by it, free and clear of all Security Interests.

(ii) The tangible personal property owned or leased by Dynax and each of its Subsidiaries is in good operating condition and repair, ordinary wear and tear excepted.

(j) Litigation, Judgments, etc. As of the date hereof, there are no lawsuits or legal proceedings pending or to the Knowledge of the directors and officers of Dynax threatened against Dynax or any of its Subsidiaries, and no judgments or orders outstanding against or otherwise specifically related to, any of its or its Subsidiaries’ officers, directors or shareholders, which individually or in the aggregate have had or could reasonably be expected to have a Material Adverse Effect on the financial condition of Dynax and its Subsidiaries taken as a whole or could materially and adversely affect the ability of Dynax to perform its obligations under this Agreement.

(k) Labor Contracts. There are no existing collective bargaining agreements or contracts or agreements with labor unions, relating to, involving or affecting the employees of Dynax or any of its Subsidiaries to which Dynax or any of its Subsidiaries is a party or by which it is bound.

(l) Compliance with Laws.

(i) Dynax and each of its Subsidiaries has complied with, and is in compliance with all applicable laws, except for such noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the financial condition of Dynax and its Subsidiaries taken as a whole.

(ii) Except with such exceptions as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the financial condition of Dynax and its Subsidiaries taken as a whole, all reports, notices, forms and filings, and all fees and payments, required to be given to, filed with, or paid to, any governmental authority by Dynax or any of its Subsidiaries under all applicable laws have been timely and properly given and made by Dynax or such Subsidiary and are complete and accurate, in each case as required by applicable law.

(iii) Except with such exceptions as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the financial condition of Dynax and its Subsidiaries taken as a whole, neither Dynax nor any of its Subsidiaries has received any written notice from any governmental authority or any other Person that it or its business is in violation of any applicable law.

(m) Tax Matters.

(i) Except with such exceptions as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the financial condition of Dynax and its Subsidiaries taken as a whole, (A) Dynax and its Subsidiaries have filed timely all tax returns required to be filed by it, and all such tax returns are true, correct and complete in all material respects, (B) all tax returns of Dynax and each of its Subsidiaries filed after the date hereof and prior to the Closing will be made in accordance with applicable legal requirements and will be consistent with the past practices of Dynax and will be true, correct and complete in all material respects, and (C) Dynax and each of its Subsidiaries has timely paid and will pay all taxes which have become due and payable or which will become due and payable as shown on any tax return referred to in the foregoing two clauses.

(ii) Except with such exceptions as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the financial condition of Dynax and its Subsidiaries taken as a whole, (A) Dynax and its Subsidiaries have not received written notice of any proposed or determined tax deficiency or assessment from any taxing governmental authority, (B) there are no audits, examinations, requests for information or other administrative proceedings pending with respect to Dynax or any of its Subsidiaries, (C) there are no outstanding agreements or waivers by or with respect to Dynax or any of its Subsidiaries that extend the statutory period of limitations applicable to any federal, state or local tax returns or taxes for any period, and (D) neither Dynax nor any of its Subsidiaries has entered into any closing agreements or other agreements with any governmental authority relating to the payment of taxes by Dynax or any of its Subsidiaries which if not timely paid or discharged may result in the imposition of any lien on any of the assets of Dynax, and there are no liens for taxes on the assets of Dynax or any of its Subsidiaries, except for liens arising by operation of law for taxes not yet due.

(iii) Dynax has made available to enherent copies of all income tax returns filed by Dynax and its Subsidiaries after December 31, 2000.

(n) Real Property. Neither Dynax nor any of its Subsidiaries owns any real property. Dynax and each of its Subsidiaries holds valid leasehold interests to all real property leased by it. The Disclosure Schedule lists all real property leases to which Dynax and each of its Subsidiaries is a party and whether consummation of the transactions contemplated by this Agreement triggers a third party consent right under such lease.

(o) Insurance. The assets and the business of Dynax and its Subsidiaries are insured against claims, loss or damage in amounts generally customary in the information technology services industry. All such policies are in full force and effect and to the Knowledge of the directors and officers of Dynax are with financially sound insurers. The Disclosure Schedule lists and describes the amount and nature of the coverage under each insurance policy maintained by Dynax or a Dynax Subsidiary and the insurance carrier.

(p) Reorganization. Dynax will not take any action that would cause the Merger to fail to qualify as a reorganization within the meaning of §368(a) of the Code.

(q) Intellectual Property. Except with such exceptions as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the financial condition of Dynax and its Subsidiaries taken as a whole, Dynax and each Dynax Subsidiary owns or has a valid license to use each trademark, service mark, trade name, invention, patent, trade secret, copyright, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right (collectively, the “Intellectual Property”) necessary to carry on its business substantially as currently conducted. Neither Dynax nor any of its Subsidiaries has received any notice of infringement of or conflict with, and to the Knowledge of the directors and officers of Dynax, there are no infringements of or conflicts with, the rights of any Person with respect to the use of any Intellectual Property that, in either such case, individually or in the aggregate, have had or would be reasonably expected to have a Material Adverse Effect on the financial condition of Dynax and its Subsidiaries taken as a whole.

(r) Employees, Officers and Directors. The Disclosure Schedule includes a list of the names and positions of each of the officers, directors and employees (in the case of employees earning at least $100,000 per year) of Dynax and each of its Subsidiaries, and the annual wage, salary and bonus information of such employees as of the date of this Agreement.

(s) Employee Benefits.

(i) List of Benefit Plans. All of the material Benefit Plans maintained by Dynax and its Subsidiaries are listed and described in the Disclosure Schedule, and complete and accurate copies of (including any amendments to) any such written Benefit Plans (or related insurance policies) have been furnished to enherent, along with copies of any employee handbooks or similar documents describing such Benefit Plans. Any material unwritten Benefit Plans also are listed in the Disclosure Schedule.

(ii) Reporting. Dynax has made available to enherent the Forms 5500 filed for each of the Benefit Plans (including all attachments and schedules), actuarial reports, summaries of material modifications, summary annual reports, and any other employer notices required to be filed or distributed under ERISA (including governmental filings and descriptions of material changes to Dynax’ and its Subsidiaries’ Benefit Plans for the last three (3) plan years, and the current summary plan descriptions).

(iii) Compliance. Each Benefit Plan maintained by Dynax and its Subsidiaries has been administered in compliance with its own terms and in compliance with the provisions of ERISA, the Code, the Age Discrimination in Employment Act and any other applicable legal requirements where individually or in the aggregate the failure to comply would not reasonably be likely to have a Material Adverse Effect on the financial condition of Dynax and its Subsidiaries taken as a whole.

(iv) Plan Requirements. At all times on or prior to the Closing, each Benefit Plan, to the extent such Benefit Plan is intended to be tax-qualified, satisfies in all material respects all minimum coverage, minimum participation and non-discrimination requirements, if any, imposed on such Benefit Plan by the applicable terms of the Code and ERISA.

(v) Audits. No director or officer of Dynax has any Knowledge of the existence of any governmental inspection, investigation, audit or examination of any Benefit Plan maintained by Dynax and its Subsidiaries or of any facts that would lead it to believe that any such governmental inspection, investigation, audit or examination is pending or threatened.

(vi) Retiree Coverage. Neither Dynax nor any of its Subsidiaries sponsors, maintains or contributes to any Benefit Plan that provides medical or death benefit coverage to former employees of Dynax or any of its Subsidiaries, except to the extent required by §4980B of the Code.

(vii) Accelerated Payment; Enhanced Benefits. Except as specifically disclosed in the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any payment (including, without limitation, stay bonuses, severance, or unemployment compensation) becoming due to any director or employee of Dynax or any of its Subsidiaries; (B) result in the accrual by an employee of Dynax or any of its Subsidiaries; of a right to receive greater benefits upon termination of employment on or subsequent to the Closing Date; (C) result in the acceleration of vesting under any Benefit Plan; or (D) materially increase any benefits otherwise payable under any Benefit Plan.

(viii) Stock Options and Warrants. Except as disclosed in the Disclosure Schedule, there are no currently outstanding stock options, warrants or other rights extended to employees, directors or independent contractors of Dynax or any Dynax Subsidiary that, in their current form and without regard to the transactions contemplated by this Agreement would grant to such Persons the ability to purchase or otherwise receive stock in Dynax or any Dynax Subsidiary.

(ix) Employment Agreements. Dynax has delivered or made available to enherent (A) copies of all employment agreements with officers and employees of Dynax involving payments in excess of $100,000, (B) copies of any material severance agreements and plans of Dynax with or relating to its employees; and (C) copies of all material plans and agreements of Dynax with or relating to its employees that contain change in control provisions. The Disclosure Schedule sets forth a list of all such employee agreements in effect as of the date of this Agreement.

(t) Vote Required. The only vote of the holders of any class or series of capital stock of Dynax necessary to approve this Agreement and the transactions contemplated hereby is the Requisite Dynax Stockholder Approval.

(u) Contracts. The Disclosure Schedule sets forth for the period from January 1, 2004 through June 30, 2004: (a) the revenues generated by the ten highest revenue generating customers of Dynax or its Subsidiaries and; (b) the payments made to the ten most highly paid vendors of Dynax or its Subsidiaries as well as any non-competition agreement or any other agreement or obligation which materially limits or will materially limit Dynax, any Dynax Subsidiary or the Surviving Corporation from engaging in the information technology services business. With such exceptions as, individually or in the aggregate, have not had, and would not be reasonably expected to have, a Material Adverse Effect on the financial condition of Dynax and its Subsidiaries taken as a whole, (A) each of the contracts, agreements and commitments of Dynax and each of its Subsidiaries is valid and in full force and effect and (B) Dynax has not violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any such contract, agreement or commitment. The Disclosure Schedule notes with respect to each such contract whether consummation of the transactions contemplated by this Agreement triggers a third party consent requirement. To the Knowledge of the directors and officers of Dynax, no counterparty to any such contract, agreement or commitment has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default or other breach under the provisions of, such contract, agreement or commitment, except for defaults or breaches which, individually or in the aggregate, have not had, or would not reasonably be expected to have a Material Adverse Effect on the financial condition of Dynax and its Subsidiaries taken as a whole.

4 REPRESENTATIONS AND WARRANTIES OF ENHERENT. enherent represents and warrants to Dynax that the statements contained in this §4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §4), except as set forth in the Disclosure Schedule. The Disclosure Schedule will be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this §4.

(a) Organization. The Disclosure Schedule sets forth a complete list of each Subsidiary of enherent. enherent and each of its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. enherent and each of its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required except where the lack of such qualification would not have a Material Adverse Effect on the financial condition of enherent and its Subsidiaries taken as a whole or on the ability of the Parties to consummate the transactions contemplated by this Agreement. A complete list of the jurisdictions in which enherent and each of its Subsidiaries is qualified to do business is included in the Disclosure Schedule. enherent and each of its Subsidiaries has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

(b) Capitalization. The entire authorized capital stock of enherent consists of 50,000,000 enherent Shares, 1,000,000 shares of non-voting common stock, par value $0.001 per share, and 10,000,000 shares of enherent Preferred Shares, par value $0.001 per share, of which 17,718,854 enherent Shares are issued and outstanding, 1,849,123 enherent Shares are held in treasury and 4,250,000 enherent Preferred Shares are outstanding. Each outstanding enherent Share and enherent Preferred Share has been issued in compliance with federal and state securities laws. Except as set forth in the Disclosure Schedule, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require enherent or any of its Subsidiaries to issue, sell or otherwise cause to become outstanding any of its capital stock. There are not outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to enherent or any of its Subsidiaries. All of enherent Shares to be issued in the Merger have been duly authorized and, upon consummation of the Merger, will be validly issued, fully paid, and nonassessable. Schedule A sets forth the capitalization of enherent: (i) after the conversion of the enherent Preferred Shares; and (ii) after the Closing.

(c) Authorization of Transaction. enherent has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations under this Agreement; provided, however, that enherent cannot consummate the Merger unless and until it receives the Requisite enherent Stockholder Approval. The execution, delivery and performance by enherent of this Agreement has been duly authorized by enherent, and the board of directors of enherent has recommended approval and adoption of this Agreement and the Merger by the enherent stockholders conditioned on receipt of the enherent Fairness Opinion. This Agreement is a valid and binding agreement of enherent enforceable against it in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting generally the enforcement of creditors’ rights, remedies and general principals of equity, including any limitations of the availability of the remedy of specific performance or injunctive relief regardless of whether specific performance or injunctive relief is sought in a proceeding at law or in equity. Complete and correct copies of enherent’s Certificate of Incorporation and Bylaws, each as amended to date, have been delivered or made available to Dynax.

(d) Noncontravention. To the Knowledge of the directors and officers of enherent, neither the execution and the delivery of this Agreement, nor the consummation of the contemplated transactions, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which enherent or any of its Subsidiaries is subject or any provision of the Certificate of Incorporation or Bylaws of enherent or such Subsidiary or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which enherent or any of its Subsidiaries is a party or by which it is bound or to which any of its assets is subject, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, or failure to give notice would not have a Material Adverse Effect on the financial condition of enherent and its Subsidiaries taken as a whole or on the ability of the Parties to consummate the transactions contemplated by this Agreement. Except with respect to the provisions of the Delaware General Corporation Law, the Securities Exchange Act, the Securities Act, and the state securities laws or as set forth in the Disclosure Schedule, enherent does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

(e) Brokers’ Fees. Except as set forth on the Disclosure Schedule, enherent does not have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(f) Financial Statements; Undisclosed Liabilities.

(i) The enherent Financial Statements fairly represent, in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of enherent and its consolidated Subsidiaries as of the date thereof and the consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

(ii) To the Knowledge of the directors and officers of enherent, there are no liabilities or obligations of enherent or its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise and there is no existing condition, situation or set of circumstances that could be reasonably expected to result in such a liability or obligation, other than:

(A) liabilities or obligations disclosed and provided for in the enherent balance sheet at the Most Recent Fiscal Quarter End included in the enherent Financial Statements or in their notes;

(B) liabilities or obligations incurred in the Ordinary Course of Business since the Most Recent Fiscal Quarter End; and

(C) liabilities or obligations that, individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect.

(g) Material Adverse Changes. Except as set forth in the Disclosure Schedule, and except as contemplated or permitted by this Agreement, since the Most Recent Fiscal Quarter End the business of enherent and its Subsidiaries has been operated in the Ordinary Course of Business and consistent with past practices and there has not occurred:

(i) any event that has caused a Material Adverse Effect on the financial condition of enherent and its Subsidiaries taken as a whole;

(ii) any salary or compensation increase to any employee of enherent or any of its Subsidiaries or any changes to or creation of any enherent Benefit Plan, except in the Ordinary Course of Business;

(iii) any increase in indebtedness for borrowed money incurred by enherent or any of its Subsidiaries, nor any incurrence of any other obligation or liability (fixed or contingent) except in the Ordinary Course of Business;

(iv) any proceeding with respect to a merger, consolidation, liquidation or reorganization of enherent or any of its Subsidiaries other than such proceedings relating to this Agreement;

(v) any loan or advance made by enherent or any of its Subsidiaries to any Person;

(vi) any change in the prices or pricing policies with respect to any of the services of enherent or any of its Subsidiaries, except in the Ordinary Course of Business; or

(vii) any agreement by enherent or any of its Subsidiaries to take any of the actions described in the foregoing.

(h) Title to and Condition of Assets.

(i) Except as set forth in the Disclosure Schedule, and for such exceptions that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on the financial condition of enherent and its Subsidiaries taken as a whole, enherent and each of its Subsidiaries has good and marketable title to all of the assets owned by it, free and clear of all Security Interests.

(ii) The tangible personal property owned or leased by enherent and each of its Subsidiaries is in good operating condition and repair, ordinary wear and tear excepted.

(i) Litigation, Judgments, etc. As of the date hereof, there are no lawsuits or legal proceedings pending or to the Knowledge of the directors and officers of enherent, threatened against enherent or any of its Subsidiaries, and no judgments or orders outstanding against or otherwise specifically related to, any of its or its Subsidiaries’ officers, directors or shareholders, which individually or in the aggregate have had or could reasonably be expected to have a Material Adverse Effect on the financial condition of enherent as a whole or could materially and adversely affect the ability of enherent to perform its obligations under this Agreement.

(j) Labor Contracts. There are no existing collective bargaining agreements or contracts or agreements with labor unions, relating to, involving or affecting the employees of enherent or any of its Subsidiaries to which enherent or any of its Subsidiaries is a party or by which it is bound.

(k) Compliance with Laws.

(i) enherent and each of its Subsidiaries has complied with, and is in compliance with all applicable laws, except for such noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the financial condition of enherent and its Subsidiaries taken as a whole.

(ii) Except with such exceptions as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the financial condition of enherent and its Subsidiaries taken as a whole, all reports, notices, forms and filings, and all fees and payments, required to be given to, filed with, or paid to, any governmental authority by enherent or any of its Subsidiaries under all applicable laws have been timely and properly given and made by enherent or such Subsidiary and are complete and accurate, in each case as required by applicable law.

(iii) Except with such exceptions as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the financial condition of enherent and its Subsidiaries taken as a whole, neither enherent nor any of its Subsidiaries has received any written notice from any governmental authority or any other Person that it or its business is in violation of any applicable law.

(l) Tax Matters.

(i) Except with such exceptions as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the financial condition of enherent and its Subsidiaries taken as a whole, (A) neither enherent nor any of its Subsidiaries has filed timely all tax returns required to be filed by it, and all such tax returns are true, correct and complete in all material respects, (B) all tax returns of enherent and each of its Subsidiaries filed after the date hereof and prior to the Closing will be made in accordance with applicable legal requirements and will be consistent with the past practices of enherent and will be true, correct and complete in all material respects, and (C) enherent and each of its Subsidiaries has timely paid and will pay all taxes which have become due and payable or which will become due and payable as shown on any tax return referred to in the foregoing two clauses.

(ii) Except with such exceptions as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the financial condition of enherent and its Subsidiaries taken as a whole, (A) neither enherent nor any of its Subsidiaries has received written notice of any proposed or determined tax deficiency or assessment from any taxing governmental authority, (B) there are no audits, examinations, requests for information or other administrative proceedings pending with respect to enherent or any of its Subsidiaries, (C) there are no outstanding agreements or waivers by or with respect to enherent or any of its Subsidiaries that extend the statutory period of limitations applicable to any federal, state or local tax returns or taxes for any period, and (D) neither enherent nor any of its Subsidiaries has entered into any closing agreements or other agreements with any governmental authority relating to the payment of taxes by enherent or any of its Subsidiaries which if not timely paid or discharged may result in the imposition of any lien on any of the assets of enherent, and there are no liens for taxes on the assets of enherent or any of its Subsidiaries, except for liens arising by operation of law for taxes not yet due.

(iii) enherent has made available to Dynax copies of all income tax returns filed by enherent and its Subsidiaries after December 31, 2000.

(m) Real Property. Neither enherent nor any of its Subsidiaries owns any real property. enherent and each of its Subsidiaries holds valid leasehold interests to all real property leased by it. The Disclosure Schedule lists all real property leases to which enherent and each of its Subsidiaries is a party and whether consummation of the transactions contemplated by this Agreement triggers a third party consent right under such lease.

(n) Insurance. The assets and the business of enherent and its Subsidiaries are insured against claims, loss or damage in amounts generally customary in the information technology services industry. All such policies are in full force and effect and to the Knowledge of the directors and officers of enherent are with financially sound insurers. The Disclosure Schedule lists and describes the amount and nature of the coverage under each insurance policy maintained by enherent or a enherent Subsidiary and the insurance carrier.

(o) Reorganization. enherent will not take any action that would cause the Merger to fail to qualify as a reorganization within the meaning of §368(a) of the Code.

(p) Intellectual Property. Except with such exceptions as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the financial condition of enherent and its Subsidiaries taken as a whole, enherent and each enherent Subsidiary owns or has a valid license to use the Intellectual Property necessary to carry on its business substantially as currently conducted. Neither enherent nor any of its Subsidiaries has received any notice of infringement of or conflict with, and to the Knowledge of the directors and officers of enherent, there are no infringements of or conflicts with, the rights of any Person with respect to the use of any Intellectual Property that, in either such case, individually or in the aggregate, have had or would be reasonably expected to have a Material Adverse Effect on the financial condition of enherent and its Subsidiaries taken as a whole.

(q) Employees, Officers and Directors. The Disclosure Schedule includes a list of the names and positions of each of the officers, directors and employees (in the case of employees earning at least $100,000 per year) of enherent and each of its Subsidiaries, and the annual wage, salary and bonus information of such employees as of the date hereof.

(r) Employee Benefits.

(i) List of Benefit Plans. All of the material Benefit Plans maintained by enherent and its Subsidiaries are listed and described in the Disclosure Schedule, and complete and accurate copies of (including any amendments to) any such written Benefit Plans (or related insurance policies) have been furnished to enherent, along with copies of any employee handbooks or similar documents describing such Benefit Plans. Any material unwritten Benefit Plans also are listed in the Disclosure Schedule.

(ii) Reporting. enherent has made available to Dynax the Forms 5500 filed for each of the Benefit Plans (including all attachments and schedules), actuarial reports, summaries of material modifications, summary annual reports, and any other employer notices required to be filed or distributed under ERISA (including governmental filings and descriptions of material changes to enherent’s and its Subsidiaries’ Benefit Plans for the last three (3) plan years, and the current summary plan descriptions).

(iii) Compliance. Each Benefit Plan maintained by enherent and its Subsidiaries has been administered in compliance with its own terms and in compliance with the provisions of ERISA, the Code, the Age Discrimination in Employment Act and any other applicable legal requirements where individually or in the aggregate the failure to comply would not reasonably be likely to have a Material Adverse Effect on the financial condition of enherent and its Subsidiaries taken as a whole.

(iv) Plan Requirements. At all times on or prior to the Closing, each Benefit Plan, to the extent such Benefit Plan is intended to be tax-qualified, satisfies in all material respects all minimum coverage, minimum participation and non-discrimination requirements, if any, imposed on such Benefit Plan by the applicable terms of the Code and ERISA.

(v) Audits. No director or officer of enherent has any Knowledge of the existence of any governmental inspection, investigation, audit or examination of any Benefit Plan maintained by enherent and its Subsidiaries or of any facts that would lead it to believe that any such governmental inspection, investigation, audit or examination is pending or threatened.

(vi) Retiree Coverage. Neither enherent nor any of its Subsidiaries sponsors, maintains or contributes to any Benefit Plan that provides medical or death benefit coverage to former employees of enherent or any of its Subsidiaries, except to the extent required by §4980B of the Code.

(vii) Accelerated Payment; Enhanced Benefits. Except as specifically disclosed in the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any payment (including, without limitation, stay bonuses, severance, or unemployment compensation) becoming due to any director or employee of enherent or any of its Subsidiaries; (B) result in the accrual by an employee of enherent or any of its Subsidiaries of a right to receive greater benefits upon termination of employment on or subsequent to the Closing Date; (C) result in the acceleration of vesting under any Benefit Plan; or (D) materially increase any benefits otherwise payable under any Benefit Plan.

(viii) Stock Options and Warrants. Except as disclosed in the Disclosure Schedule, there are no currently outstanding stock options, warrants or other rights extended to employees, directors or independent contractors of enherent or any enherent Subsidiary that, in their current form and without regard to the transactions contemplated by this Agreement would grant to such Persons the ability to purchase or otherwise receive stock in enherent or any enherent Subsidiary.

(ix) Employment Agreements. enherent has delivered or made available to Dynax (A) copies of all employment agreements with officers and employees of enherent involving payments in excess of $100,000, (B) copies of any material severance agreements and plans of enherent with or relating to its employees; and (C) copies of all material plans and agreements of enherent with or relating to its employees that contain change in control provisions. The Disclosure Schedule sets forth a list of all employee agreements described in the Disclosure Schedule.

(s) Vote Required. The only vote of the holders of any class or series of capital stock of enherent necessary to approve this Agreement and the transactions contemplated hereby is the Requisite enherent Stockholder Approval.

(t) Contracts. The Disclosure Schedule sets forth for the period from January 1, 2004 through June 30, 2004: (a) the revenues generated by the ten highest revenue generating customers of enherent or its Subsidiaries and; (b) the payments made to the ten most highly paid vendors of enherent or its Subsidiaries as well as any non-competition agreement or any other agreement or obligation which materially limits or will materially limit enherent, any enherent Subsidiary or the Surviving Corporation from engaging in the information technology services businesses. With such exceptions as, individually or in the aggregate, have not had, and would not be reasonably expected to have, a Material Adverse Effect on the financial condition of enherent and its Subsidiaries taken as a whole, (A) each of the contracts, agreements and commitments of enherent and each of its Subsidiaries is valid and in full force and effect and (B) enherent has not violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any such contract, agreement or commitment. The Disclosure Schedule notes with respect to each such contract whether consummation of the transactions contemplated by this Agreement triggers a third party consent requirement. To the Knowledge of the directors and officers of enherent, no counterparty to any such contract, agreement or commitment has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default or other breach under the provisions of, such contract, agreement or commitment, except for defaults or breaches which, individually or in the aggregate, have not had, or would not reasonably be expected to have a Material Adverse Effect on the financial condition of enherent and its Subsidiaries taken as a whole.

(u) Disclosure. The Registration Statement, the Prospectus, and the Definitive enherent Proxy Materials will comply with the Securities Act and the Securities Exchange Act in all material respects. The Registration Statement, the Prospectus, and the Definitive enherent Proxy Materials will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they will be made, not misleading; provided, however, that enherent makes no representation or warranty with respect to any information that Dynax will supply specifically for use in the Registration Statement, the Prospectus, and the Definitive enherent Proxy Materials. None of the information that enherent will supply specifically for use in the Definitive Dynax Proxy Materials will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they will be made, not misleading.

5 COVENANTS. The Parties agree as follows with respect to the period from and after the execution of this Agreement until the Closing Date or date of termination of this Agreement:

(a) General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in §6 below).

(b) Notices and Consents. Each Party will give any notices to third parties, and will use its reasonable best efforts to obtain any third party consents, that either Party reasonably may request, including, without limitation, those third party consents noted as “Required Consents” in the Disclosure Schedule. Each Party will cooperate with the other by taking such actions as may reasonably be requested to facilitate obtaining such third party consents.

(c) Regulatory Matters and Approvals. Each of the Parties will give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies referenced in §3(d) and §4(d) above. Without limiting the generality of the foregoing:

(i) Securities Act. Securities Exchange Act, and State Securities Laws. enherent will prepare and file with the SEC a registration statement under the Securities Act relating to the offering and issuance of enherent Shares at Closing (the “Registration Statement”) and preliminary proxy materials under the Securities Exchange Act relating to the Special enherent Meeting. enherent will use its best efforts to respond to the comments of the SEC and will make any further filings (including amendments and supplements) that may be necessary. Dynax will provide enherent with whatever information and assistance in connection with the foregoing filings that enherent reasonably may request. enherent will take all actions that may be necessary, proper, or advisable under state securities laws in connection with the offering and issuance of enherent Shares.

(ii) Delaware General Corporation Law. Dynax will call a special meeting of its stockholders (the “Special Dynax Meeting”) as soon as reasonably practicable after the later to occur of (i) the date that the SEC informs enherent whether the SEC staff will review the Registration Statement and (ii) the date that enherent concludes that the completion of the SEC review process related to the Registration Statement is imminent in order that the stockholders may consider and vote upon the adoption of this Agreement and the approval of the Merger in accordance with the Delaware General Corporation Law. enherent will call a special meeting of its stockholders (the “Special enherent Meeting”) as soon as reasonably practicable after the later to occur of (i) the date that the SEC informs enherent whether the SEC staff will review the Registration Statement and (ii) the date that enherent concludes that the completion of the SEC review process related to the Registration Statement is imminent in order that the stockholders may consider and vote upon the adoption of this Agreement and the approval of the Merger in accordance with the Delaware General Corporation Law. The Parties will mail the Joint Disclosure Document to their respective stockholders simultaneously and as soon as reasonably practicable after the SEC has declared the Registration Statement effective. Assuming that (a) the Dynax board of directors receives a valuation report of Dresner Investments related to Dynax, in form and substance satisfactory to the Dynax board of directors and to enherent (the “Dynax Valuation”), (b) the enherent board of directors receives an opinion of Covington Associates as to the fairness of the Conversion Ratio to enherent Stockholders from a financial point of view in form and substance satisfactory to the enherent board of directors and Dynax (the “enherent Fairness Opinion”), the Joint Disclosure Document will contain the affirmative recommendations of the respective boards of directors of the Parties in favor of the adoption of this Agreement and the approval of the Merger; provided, however, that no director or officer of either Party shall be required to violate any fiduciary duty or other requirement imposed by law.

(d) Operation of Business. Neither Party nor any of such Party’s Subsidiaries will engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing without the prior written consent of the other Party’s chief executive officer, which consent will not be unreasonably withheld:

(i) neither Party nor any of such Party’s Subsidiaries will authorize or effect any change in its Certificate of Incorporation or Bylaws, except that enherent will cause the adoption of the Bylaws shown in Exhibit B;

(ii) neither Party nor any of such Party’s Subsidiaries will grant any options, warrants, or other rights to purchase or obtain any of its capital stock or issue, sell, or otherwise dispose of any of its capital stock (except upon the conversion or exercise of options, warrants, and other rights currently outstanding);

(iii) neither Party nor any of such Party’s Subsidiaries will declare, set aside, or pay any dividend or distribution with respect to its capital stock (whether in cash or in kind), or redeem, repurchase, or otherwise acquire any of its capital stock, in either case outside the Ordinary Course of Business;

(iv) neither Party nor any of such Party’s Subsidiaries will issue any note, bond, or other debt security or create, incur, assume, or guarantee any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

(v) neither Party nor any of such Party’s Subsidiaries will impose any Security Interest upon any of its assets outside the Ordinary Course of Business;

(vi) neither Party nor any of such Party’s Subsidiaries will make any capital investment in, make any loan to, or acquire the securities or assets of any other Person outside the Ordinary Course of Business;

(vii) neither Party nor any of such Party’s Subsidiaries will make any change in employment terms or Benefit Plans for any of its directors, officers, and employees outside the Ordinary Course of Business;

(viii) neither Party nor any of such Party’s Subsidiaries will take or allow any of its Subsidiaries to take any action that would cause the representations and warranties made by it in this Agreement not to be true, correct and accurate in all material respects at the Closing Date;

(ix) neither Party nor any of such Party’s Subsidiaries will dispose of any assets except for sales of non-material assets in the Ordinary Course of Business;

(x) neither Party nor any of such Party’s Subsidiaries will amend or modify in any material respect any agreement to which it is a party that is material to its financial condition or results of operations;

(xi) except for new employment contracts to be entered into with Pamela Fredette, Lori Stanley, Roger DiPiano and a chief financial officer (the summary of the business terms of such contracts are attached as Exhibit F) and employment contracts between enherent and each of David Green, William O’Brian, Linda Condon and Naresh Sundaram reflecting the terms under which such individuals currently are employed by enherent, neither Party nor any of such Party’s Subsidiaries will enter into new contracts, agreements, commitments, arrangements or understandings which would involve payments by the Surviving Corporation in excess of $100,000 per annum individually;

(xii) neither Party nor any of its Subsidiaries will make capital expenditures in excess of $25,000 per individual expenditure or $50,000 in the aggregate; and

(xiii) neither Party nor any of such Party’s Subsidiaries will commit to any of the foregoing.

(e) Full Access. Each Party will permit representatives of the other Party to have full access at all reasonable times, and in a manner so as not to interfere with normal business operations to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to each Party.

(f) Notice of Developments. Each Party will give prompt written notice to the other of any material adverse development causing a breach of any of its own representations and warranties in §3 and §4 above. No disclosure by any Party pursuant to this §5(f), however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

(g) Exclusivity. Neither Party will, and will cause its officers, directors and advisors not to, solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of all or substantially all of the capital stock or assets of such Party (including any acquisition structured as a merger, consolidation, or share exchange); provided, however, that each Party, and its directors, officers and advisors will remain free to participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing if such Party has received the written advice of counsel to the effect that their fiduciary duties may require such participation. Each Party shall notify the other immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

(h) Insurance and Indemnification.

(i) The Surviving Corporation will maintain directors’ and officers’ liability insurance of at least $5 million in the aggregate for at least 36 months, which insurance covers the prior acts of the officers and directors who have served Dynax or enherent.

(ii) The Surviving Corporation will observe any indemnification provisions now existing in the certificate of incorporation or bylaws of Dynax for the benefit of any individual who served as a director or officer of Dynax at any time prior to the Effective Time.

(iii) The Surviving Corporation will indemnify each individual who served as a director or officer of either Party at any time prior to the Effective Time from and against any and all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including all court costs and reasonable attorneys’ fees and expenses, resulting from, arising out of, relating to, in the nature of, or caused by this Agreement or any of the contemplated transactions.

(i) Continuity of Business Enterprise. enherent will continue at least one significant historic business line of Dynax, or use at least a significant portion of Dynax’s historic business assets in a business, in each case within the meaning of IRS Reg. § 1.368-1(d).

(j) Review of Dynax Quarterly Financial Statements. Dynax shall cause Cornick, Garber & Sandler L.L.P. to conduct a review of the unaudited quarterly financial statements included in the Dynax Financial Statements that is substantially equivalent to the review that would have been conducted had such financial statements been included in a Quarterly Report on Form 10-Q.

(k) Amendment of enherent Bylaws. enherent shall cause the proposed Bylaws set forth in Exhibit B to be adopted prior to the submission to its shareholders of the Joint Disclosure Document.

(l) Provision of Tax Opinion Certificates. Each Party shall furnish to Jackson Walker, L.L.P. appropriate certifications reasonably required to enable Jackson Walker, L.L.P. to issue the opinion referred to in Section 6(a)(ix) below.

(m) Conversion of enherent Preferred Shares and Cancellation of Warrants. enherent shall cause the conversion of outstanding enherent Preferred Shares to enherent Shares and cancellation of warrants issued to holders of enherent Preferred Shares in connection with the issuance of enherent Preferred Shares to occur prior to Closing.

6 CONDITIONS TO OBLIGATION TO CLOSE.

(a) General Conditions. The obligation of each Party to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) this Agreement and the Merger shall have received the Requisite enherent Stockholder Approval and the Requisite Dynax Stockholder Approval;

(ii) the Parties shall have procured all of the third party consents specifically identified as “Required Consents” in the Disclosure Schedule;

(iii) the representations and warranties set forth in §3 and 4 above shall be true and correct in all material respects at and as of the Closing Date;

(iv) each Party shall have performed and complied with all of its covenants in all material respects through the Closing;

(v) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (C) affect adversely the right of the Surviving Corporation to own the assets currently owned by the Parties and their respective Subsidiaries and to operate the businesses currently operated by the Parties and their respective Subsidiaries. There shall not be any judgment, order, decree, stipulation, injunction, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

(vi) each Party shall have delivered to the other a certificate to the effect that each of the conditions specified above in §6(a)(i)-(v) is satisfied in all respects;

(vii) the Registration Statement shall have become effective under the Securities Act and shall remain effective at the Effective Time and no stop order suspending effectiveness shall have been issued, and no action, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing;

(viii) each Party shall have received from respective counsel to the other Party an opinion in form and substance as set forth in Exhibit G, and dated as of the Closing Date;

(ix) the Parties shall have received from Jackson Walker, L.L.P. an opinion in form and substance similar to that contained in the Joint Disclosure Document to the effect that the Merger will constitute a tax-free reorganization pursuant to Code §368(a)(l)(A);

(x) each outstanding enherent Preferred Share shall have been converted to enherent Common Stock;

(xi) the warrants issued to holders of enherent Preferred Shares in connection with the issuance of the enherent Preferred Shares shall have been cancelled;

(xii) each Party shall have entered into agreements with respect to the restructuring of it’s indebtedness on the terms set forth on Exhibit H;

(xiii) Ableco, Dynax’s senior institutional lender, shall have agreed to furnish a credit facility to the Surviving Corporation on terms reasonably satisfactory to the boards of directors of each Party;

(xiv) Dynax shall have entered into employment contracts in substantially the form of Exhibit I with those employees listed in the schedule attached to Exhibit I; and

(xv) the Dissenting Shares shall comprise no more than 10% of the outstanding Dynax Shares; and

(xvi) holders of no more than 10% of the outstanding enherent Shares shall have exercised their statutory appraisal rights under the Delaware General Corporation Law.

7 TERMINATION.

(a) Termination of Agreement. Either of the Parties may terminate this Agreement with the prior authorization of its board of directors (whether before or after stockholder approval) as provided below:

(i) the Parties may terminate this Agreement by mutual written consent at any time prior to the Effective Time;

(ii) enherent may terminate this Agreement by giving written notice to Dynax at any time prior to the Effective Time (A) in the event Dynax has breached any Material representation, warranty, or covenant contained in this Agreement in any material respect, enherent has notified Dynax of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach or (B) if the Closing shall not have occurred on or before March 15, 2005, by reason of the failure of any condition precedent under §6(a) (unless the failure results primarily from enherent breaching any representation, warranty, or covenant contained in this Agreement);

(iii) Dynax may terminate this Agreement by giving written notice to enherent at any time prior to the Effective Time (A) in the event enherent has breached any Material representation, warranty, or covenant contained in this Agreement in any material respect, Dynax has notified enherent of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach or (B) if the Closing shall not have occurred on or before March 15, 2005, by reason of the failure of any condition precedent under §6(a) (unless the failure results primarily from Dynax breaching any representation, warranty, or covenant contained in this Agreement);

(iv) Either Party may terminate this Agreement by giving written notice to the other Party. In the event that either the Dynax Valuation or the enherent Fairness Opinion has been withdrawn prior to the Effective Time by either of the respective opinion givers and the relevant opinion giver certifies in writing that the withdrawal of opinion was not requested by the relevant Party and that the withdrawal of opinion is based on a Materially Adverse change in the business of the other Party.

(v) either Party may terminate this Agreement by giving written notice to the other Party at any time prior to the Effective Time in the event the Party’s board of directors authorizes such Party to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal, notifies the other

Party in writing that it intends to enter into such an agreement, attaching the most recent form of the agreement to the notice and the other Party does not within five (5) days of receipt of such notice offer to the Party that has delivered such notice revised merger terms that the Party delivering the notice determines in good faith is at least as favorable to its stockholders as the Superior Proposal; or

(vi) either Party may terminate this Agreement by giving written notice to the other Party at any time after the Special enherent Meeting or the Special Dynax Meeting in the event this Agreement and the Merger fail to receive the Requisite enherent Stockholder Approval or the Requisite Dynax Stockholder Approval.

(b) Effect of Termination.

(i) Except as is otherwise provided in §7(b)(ii) and (iii), if any Party terminates this Agreement pursuant to §7(a) above, all rights and obligations of the Parties shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach);

(ii) If either Party terminates this Agreement by reason of a Material breach by the other Party of the terms of this Agreement, the breaching Party shall have the obligation to, within 30 days of the date of termination, reimburse the non-breaching Party for the lesser of: (a) $150,000; or (b) all documented expenses incurred by the non-breaching Party prior to the date of termination of this Agreement. Such expenses shall include legal and accounting fees and expenses, printing expenses and fees and expenses incurred in obtaining a valuation or fairness opinion.

(iii) If either Party terminates this Agreement pursuant to §7(a)(v), the terminating Party shall have the obligation to, within 30 days of the date of termination, reimburse the non-terminating Party for all documented expenses incurred by the non-terminating Party prior to the date of termination of this Agreement. Such expenses shall include legal and accounting fees and expenses, printing expenses and fees and expenses of financial advisors.

8 MISCELLANEOUS.

(a) Survival. None of the representations, warranties, and covenants of the Parties (other than the provisions in §2 concerning issuance of enherent Shares, the provisions in §5(h) concerning insurance and indemnification, and the provisions in §5(i) concerning certain requirements for a tax-free reorganization) will survive the Effective Time.

(b) Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Party prior to making the disclosure).

(c) No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; provided, however, that (i) the provisions in §2 above concerning issuance of enherent Shares and the provisions in §5(i) above concerning certain requirements for a tax-free reorganization are intended for the benefit of Dynax Stockholders and (ii) the provisions in §5(h) above concerning insurance and indemnification are intended for the benefit of the individuals specified therein and their respective legal representatives.

(d) Entire Agreement. This Agreement (including the documents referred to in this Agreement) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter.

(e) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other Party.

(f) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(g) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(h) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Dynax:

Dynax Solutions, Inc.

192 Lexington Avenue

New York NY 10016

Attention: Pamela Fredette

Copy to:

Starr, Gern, Davison & Rubin, P. C

103 Eisenhower Parkway

Roseland, NJ 07068

Attention: Ira M Starr, Esq.

If to enherent:

enherent Corp.

Corporate Headquarters and Sales and Development Office

80 Lamberton Road

Windsor, CT 06095

Attention: Douglas Catalano

Copy to:

Jackson Walker L.L.P.

Bank of America Plaza

901 Main Street, Suite 6000

Dallas, TX 75202

Attention: James S. Ryan III, Esq.

Any Party may send any notice, request, demand, claim, or other communication to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner set forth in this section.

(i) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(j) Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time with the prior authorization of their respective boards of directors; provided, however, that any amendment effected subsequent to stockholder approval will be subject to the restrictions contained in the Delaware General Corporation Law. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by both of the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(k) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(l) Expenses. Except as specifically provided in §7(b)(ii) and (iii), each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the contemplated transactions. The Parties acknowledge that if the contemplated transactions are completed the Surviving Corporation will be responsible for all the fees and costs.

(m) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word “including” shall mean including without limitation.

(n) Incorporation of Exhibits. The Exhibits identified in this Agreement are incorporated by reference and made a part of this Agreement

*****

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

enherent Corp.

By:	/S/ DOUGLAS CATALANO
Douglas Catalano, President and CEO

Dynax Solutions, Inc.

By:	/S/ PAMELA FREDETTE
Pamela Fredette, President and CEO

LIST OF EXHIBITS

Exhibit A	Certificate of Merger
Exhibit B	Proposed Bylaws of enherent Corp.
Exhibit C	Directors and Officers of the Surviving corporation
Exhibit D	Letter of Transmittal
Exhibit E	Permitted Investments
Exhibit F	Key Employees’ Employment Terms
Exhibit G	Opinions of Counsel
Exhibit H	Dynax/enherent Indebtedness
Exhibit I	Employment Contracts

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and plan of Merger (this “Amendment”) is made and entered into as of the 4th day of November, 2004 between enherent Corp., a Delaware corporation (“enherent”) and Dynax Solutions, Inc., a Delaware corporation (“Dynax”).

WHEREAS, enherent and Dynax are parties to that certain Agreement and Plan of Merger dated October 12, 2004 (the “Merger Agreement”);

WHEREAS, enherent and Dynax each desires to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, for and in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Dynax and enherent agree as follows:

1. The first sentence of Section 4(b) of the Merger Agreement is hereby amended to read in its entirety as follows:

“The entire authorized capital stock of enherent consists of 50,000,000 enherent Shares, 1,000,000 shares of non-voting common stock, par value $0.001 per share, and 10,000,000 enherent Preferred Shares, par value $0.001 per share, of which 18,418,854 enherent Shares are issued and outstanding, 1,849,123 enherent Shares are held in treasury and 4,250,000 enherent Preferred Shares are outstanding.”

2. Section 5(d)(i) of the Merger Agreement is hereby amended to read in its entirety as follows:

“(i) neither party nor any of such party’s Subsidiaries will authorize or effect any change in its Certificate of Incorporation or Bylaws, except that enherent will cause the adoption of the Bylaws shown in Exhibit B and enherent may, with the requisite vote of its stockholders, amend its amended and restated certificate of incorporation to increase the authorized number of enherent Shares from 50,000,000 to 100,000,000.”

3. Section 6(a) of the Merger Agreement is hereby amended to add the following subsection (xvii):

“(xvii) At the Special enherent Meeting, enherent’s stockholders shall have approved an amendment to enherent’s amended and restated certificate of incorporation to increase the authorized number of enherent Shares from 50,000,000 to 100,000,0000, and a certificate of amendment to enherent’s certificate of incorporation reflecting such increase in authorized enherent Shares shall have been filed with the office of the Delaware Secretary of State.”

4. Except as specifically set forth herein, the Merger Agreement remains unchanged.

IN WITNESS WHEREOF, enherent and Dynax have executed this Amendment on the date first above written.

enherent Corp.

By:	/S/ DOUGLAS CATALANO
Douglas Catalano, President and CEO

Dynax Solutions, Inc.

By:	/S/ PAMELA FREDETTE
Pamela Fredette, President and CEO

APPENDIX B

DELAWARE DISSENTERS’ RIGHTS STATUTE

8 Del. C. § 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 8 Del. C. § 251 (g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

APPENDIX C

FAIRNESS OPINION

WE HAVE ASSUMED AND RELIED UPON WITHOUT INDEPENDENT VERIFICATION THE ACCURACY AND COMPLETENESS OF THE INFORMATION PROVIDED TO US BY ENHERENT CORP. AND DYNAX SOLUTIONS, INC. AND REVIEWED BY US FOR THE PURPOSE OF THIS OPINION.

October 11, 2004

Special Committee of the Board of Directors

enherent Corp.

80 Lamberton Road

Windsor, CT 06095

Gentlemen:

enherent Corp. (“enherent” or the “Company”) and Dynax Solutions, Inc. (“Dynax”) propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Dynax will merge with and into enherent (the “Merger”) whereby enherent shall be the corporation that survives the Merger. Pursuant to the terms of the Merger each share of Dynax common stock shall be converted into a right to receive 3.8359 shares of enherent common stock (the “Conversion Ratio”). The Company will issue a total of 25,272,052 shares of its common stock in the Merger and will assume options of Dynax that will become exercisable for 2,982,220 shares of the Company’s common stock. As part of the proposed Merger, the surviving corporation of the Merger intends to assume among other operating liabilities of Dynax approximately $2.1 million of working capital borrowings and approximately $2.8 million of subordinated and junior subordinated debt.

The terms and conditions of the Merger are set forth in more detail in the Agreement. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Agreement.

You have asked us whether, in our opinion, the Conversion Ratio is fair from a financial point of view to the stockholders of enherent.

In arriving at the opinion set forth below, we have among other things:

1.	Reviewed certain business and financial information relating to enherent and Dynax that we have deemed relevant;

2.	Reviewed certain information, including financial forecasts, relations to the business, earnings, cash flow, assets, liabilities and prospects of enherent and Dynax furnished to us by each company, respectively;

3.	Conducted discussions with members of senior management of enherent and Dynax concerning the matters described in clauses 1 and 2 above;

4.	Reviewed the historical market prices and valuation multiples of enherent common stock and compared them from a financial point of view with those of certain publicly traded companies that we deemed to be relevant;

5.	Reviewed the results of operations of enherent and Dynax and compared them with those of certain publicly traded companies that we deemed to be relevant;

6.	Compared the financial terms of the Merger with the financial terms of certain other transactions what we deemed to be relevant;

7.	Reviewed the draft of the Agreement dated September 30, 2004;

8.	Performed certain discounted cash flow analyses;

9.	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions; and

10.	Reviewed publicly available information concerning enherent which we believe to be relevant to our inquiry (including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, press releases, etc. of enherent).

In preparing our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by us, or publicly available; and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of enherent or Dynax. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of enherent or Dynax. With respect to the financial forecast information furnished to or discussed with us by enherent and Dynax, we have assumed that they have been reasonably prepared and reflect the best currently available estimates of future financial performance of enherent and Dynax. We assume no responsibility to revise or update our opinion if there is a change in the financial condition or prospects of enherent or Dynax from that disclosed or projected in the information we reviewed or in general economic or market conditions. We have assumed that the Merger will be consummated on the terms set forth in the Agreement without waiver or amendment of any of the terms or conditions thereof. We have not considered the tax effects of the Merger to the stockholders of the Company.

Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

This opinion does not constitute a recommendation to any stockholder of the Company as to whether any such stockholder should vote in favor of the Merger. This opinion does not address the relative merits of the Merger and any other transactions or business strategies discussed by the Special Committee of the Board of Directors as alternatives to the Merger. In rendering this opinion, we have not been engaged to act as a fiduciary of the Company or its stockholders.

Neither Covington Associates LLC (“Covington”) nor any of its Affiliates has any material relationship with the Company or Dynax or any of their respective Affiliates that would interfere with the independence of Covington in performing the services contemplated by this opinion. Without limiting the generality of the foregoing, neither Covington nor any of its Affiliates has, during the past two years, been engaged to provide any consulting or other services to, and has not received any consulting, financing or other fees or compensation from, any of (i) the Company or Dynax or any of their respective subsidiaries; (ii) any of the Company’s or Dynax’s executive officers or directors; or (iii) any other person or entity that is an Affiliate of the Company or Dynax. As used in this paragraph, “Affiliate” means, with respect to any person or entity, any other person or entity that directly, or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person or entity. For this purpose the term “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity.

On the basis of, and subject to, the foregoing, we are of the opinion that, as of the date hereof, the Conversion Ratio is fair from a financial point of view to the stockholders of enherent.

Very truly yours,

/s/ Covington Associates LLC

APPENDIX D

AMENDMENT TO CERTIFICATE OF INCORPORATION OF ENHERENT

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

enherent Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of enherent Corp., resolutions were duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended by changing Article 4(a) thereof so that, as amended, said Article 4(a) shall be read as follows:

“Authorized Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is 111,000,000 shares of capital stock, consisting of (i) 100,000,000 shares of voting common stock, par value $.001 per share (the “Voting Common Stock”), (ii) 1,000,000 shares of non-voting common stock, par value $.001 per share (the “Non-Voting Common Stock” and, together with the Voting Common Stock, the “Common Stock”), and (iii) 10,000,000 shares of preferred stock, par value $.001 per share (the “Preferred Stock”).”

SECOND: That thereafter, pursuant to the resolutions of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

ACCORDINGLY, the Restated Certificate of Incorporation of this corporation is hereby amended so as to change Article 4(a) thereof to read as follows in its entirety:

“Authorized Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is 111,000,000 shares of capital stock, consisting of (i) 100,000,000 shares of voting common stock, par value $.001 per share (the “Voting Common Stock”), (ii) 1,000,000 shares of non-voting common stock, par value $.001 per share (the “Non-Voting Common Stock” and, together with the Voting Common Stock, the “Common Stock”), and (iii) 10,000,000 shares of preferred stock, par value $.001 per share (the “Preferred Stock”).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Douglas Catalano, its Chief Executive Officer and President this          day of January, 2005.

ENHERENT CORP.

By:

Douglas Catalano, CEO & President

D-1

APPENDIX E

☒    Please mark votes as in this example.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1 AND 2.

1.	Approve the issuance of shares of common stock of enherent Corp. pursuant to the Agreement and Plan of Merger, dated October 12, 2004, by and between Dynax Solutions, Inc. and enherent Corp.

FOR	WITHHELD	ABSTAIN
☐	☐	☐

2.	Approve and adopt an amendment to enherent Corp.’s certificate of incorporation to increase the total number of authorized shares of enherent Corp. voting common stock from 50,000,000 shares to 100,000,000.

FOR	AGAINST	ABSTAIN
☐	☐	☐

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.

Check here if you:

- plan to attend the Special Meeting	☐
- have a change of address on this card (indicate address change below)	☐

Please sign name exactly as it appears on this card. Joint owners should each sign. Attorneys, trustees, executors, administrators, custodians, guardians or corporate officers should give full title.

Date                         , 200

Signature
Signature

SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED

ENVELOPE. VOTES MUST BE INDICATED (X) IN BLACK OR BLUE INK.    ☐

E-1

PROXY/VOTING INSTRUCTION CARD

This Proxy is solicited on behalf of the Board of Directors of enherent Corp. for the Special Meeting of Stockholders on                         .

The undersigned hereby authorizes Felicia A. Norvell and James C. Minerly, and each or any of them with power to appoint his substitute, to vote as Proxy for the undersigned at the Special Meeting of Stockholders to be held at                                                      ,                         ,                         , on                         , 200     at                     . EST, or any adjournment or postponement thereof, the number of shares which the undersigned would be entitled to vote if personally present. The proxies shall vote subject to the directions indicated on the reverse side of this card and proxies are authorized to vote in their discretion upon such other business as may properly come before the meeting and any adjournments or postponements thereof. The proxies will vote as the Board of Directors recommends where the undersigned does not specify a choice.

DETACH PROXY CARD HERE

CAUTION! PLEASE DO NOT FOLD, STAPLE, OR TEAR THIS CARD

E-2

APPENDIX F

Dynax Solutions, Inc.

192 Lexington Avenue

New York, New York 10016

This Proxy is Solicited on Behalf of the Board of Directors

Know All Men By These Presents, that I, the undersigned shareholder of Dynax Solutions, Inc. (“Dynax”), hereby name and appoint Pamela Fredette, Dynax’s current Chief Executive Officer/President, my attorney, with power of substitution, to vote as proxy all of the shares of the Corporation held of record by the undersigned on                         , 2004, at the special meeting of the stockholders to be held at                                          on                         , 2005 at              A.M., Eastern Time or any adjournment or postponement thereof, as follows:

[Please specify your vote by checking the box to the left of your choice for each respective proposal.]

(1) Approving an Agreement and Plan of Merger, dated as of October 12, 2004, by and between enherent Corp., an information technology staffing and solutions outsourcing company based in Connecticut, and Dynax, pursuant to which Dynax will merge with and into enherent, as more particularly described in the enclosed joint proxy statement/prospectus

FOR	ABSTAIN	AGAINST
☐	☐	☐

My attorney is further authorized to vote such shares for or against any other matter which may properly come before such annual meeting, or any adjournment. I ratify and confirm all acts my attorney may do in the premises under or by virtue of this proxy. I

F-1

revoke all proxies by me previously given for any meeting of the stockholders of Dynax.

This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder. If no direction is made above, the proxy will be voted FOR Proposal 1.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE. YOU MAY ALSO RETURN THE PROXY CARD BY FAXING IT TO DYNAX, ATTENTION: GENERAL COUNSEL AT (212) 331-8602.

IN WITNESS WHEREOF, I execute this Proxy on                          , 2005.

Signature Print name:

Signature if held jointly Print name:

When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full name as such. If a corporation, please sign in full corporate name by the president or other authorized officer. If a partnership or limited liability company, please sign in the entity’s name by an authorized person.

Name of Entity:

Title/Capacity:

F-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Delaware General Corporation Law

We refer you to Section 145 of the Delaware General Corporation Law, which permits indemnification of, and advancement of expenses to, directors, officers, employees and agents of a corporation under certain conditions and subject to certain limitations, as set forth below. Such indemnification and advancement of expenses may be continued even if a person ceases to serve as a director, officer, employee or agent of the corporation and may inure to such person’s heirs, executors or administrators. Section numbers in this Item 20 refer to the Delaware General Corporation Law.

Section 145(a) empowers a corporation to indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of a corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or any other enterprise if he is or was serving such enterprise at the request of the corporation. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, does not of itself create a presumption, that the person to be indemnified did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a criminal action, that he had reasonable cause to believe his conduct was unlawful.

Under Section 145(b), the indemnification a corporation may offer is extended to include indemnification for expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of an action by or in the right of a corporation, to procure a judgment in its favor, as long as the director, officer, employee or agent to be indemnified acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that such indemnification may not be extended to cover any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery, or such other court in which the action, suit or proceeding was brought, shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. In addition, Section 145(c) provides for mandatory indemnification by a corporation, including indemnification for expenses (including attorneys’ fees) actually and reasonably incurred by a director or officer of the corporation, in the event that such person is successful on the merits or in defense of any action, suit or proceeding referred to in Sections 145(a) or (b), or in defense of any claim, issue or matter therein.

A corporation may indemnify a director, officer, employee or agent only as authorized in the specific instance and only upon a determination that indemnification is proper, given the facts and circumstances, because that person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Section 145(d) states that such a determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though the directors able to vote do not constitute a quorum; (2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum; (3) in the absence of any directors able to vote or at the direction of such directors, by independent legal counsel in a written opinion; or (4) by the stockholders of the corporation.

Pursuant to Section 145(e), a corporation may pay expenses incurred by an officer or director defending a civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt from such person or from another on behalf of such person, an undertaking to repay any amount paid in advance if that person is ultimately determined not to be entitled to indemnification. Expenses incurred by former directors and officers or other employees and agents may be so paid upon terms and conditions deemed appropriate by the corporation. Pursuant to Section 145(k), the Delaware Court of Chancery is vested with exclusive jurisdiction to hear all actions for advancement of expenses and may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Under Section 145(f), the indemnification and advancement of expenses provided by or granted pursuant to Section 145 is not to be deemed exclusive of the other rights persons seeking indemnification or advancement of expenses may have under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to actions taken in such person’s official capacity and as to actions taken in another capacity while holding such office.

Section 145(g) grants a corporation power to purchase and maintain insurance covering any person who is or was a director, officer, employee or agent of the corporation or who is or was serving in such capacity for another corporation, partnership, joint venture, trust or other enterprise at the request of the corporation, which policy may insure any liability asserted against the insured in any such capacity, or arising out of his status, regardless of whether the corporation would otherwise have the power under Section 145 to indemnify him against such liability.

Section 145(h) states that the power to indemnify granted to any “corporation” extends to any constituent corporation absorbed in a consolidation or merger which, had its separate existence continued, would have been authorized to extend indemnification to its officers, directors, agents and employees. Pursuant to Section 145(i), employee benefit plans are covered as “other enterprises” and “serving at the request of the corporation” includes service as a director, officer, employee or agent of the corporation, which imposes duties on or involves services by, such person with respect to an employee benefit plan, its beneficiaries or participants.

The Delaware Court of Chancery is vested with exclusive jurisdiction to hear and determine actions for indemnification or advancement of expenses brought under Section 145 or under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Certificate of Incorporation and Bylaws

enherent’s certificate of incorporation provides that officers and directors, shall be indemnified to the fullest extent authorized or permissible under Delaware law, provided that except for proceedings to enforce rights to indemnification, enherent shall not be obligated to indemnify any director or officer in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by the board of directors. The right to indemnification includes the right to be paid by enherent the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. Enherent’s bylaws provide that it shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by Delaware law.

Insurance

enherent’s directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act of 1933, as amended, which might be asserted against such person and incurred by such person in such capacity.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1(1)	Agreement and Plan of Merger, dated as of October 12, 2004, by and between enherent Corp. and Dynax Solutions, Inc.

2.2(2)	First Amendment to Agreement and Plan of Merger dated November 4, 2004 by and between enherent Corp. and Dynax Solutions, Inc.

3.1(3)	Restated Certificate of Incorporation.

3.2(4)	Certificate of Amendment of Restated Certificate of Incorporation of enherent Corp.

3.3(5)	Amended and Restated Bylaws.

4.1	See Exhibits 3.1 through 3.3 for provisions of the Certificate of Incorporation and Bylaws, as amended, which define the rights of stockholders.

4.2(6)	Form of Certificate for enherent Common Stock.

4.3(7)	Securities Purchase Agreement dated as of April 13, 2000, by and among PRT Group Inc. and the Investors named therein.

4.4(7)	Form of Certificate of Designation.

4.5(7)	Form of Warrant.

4.6(2)	Preferred Stock Agreement dated October 28, 2004 by and among the Company and the Preferred Stockholders named therein.

5.1(8)	Opinion and Consent of Jackson Walker L.L.P.

8.1(9)	Opinion and Consent of Jackson Walker L.L.P. as to federal income tax consequences to the merger.

10.1(10)	Employment Agreement between James C. Minerly and the Company dated December 1, 2003.

10.2(10)	Employment Agreement between Douglas A. Catalano and the Company dated February 16, 2004, with Exhibit A and Amendment.

10.3(8)	Form of Employment Agreement between Pamela Fredette and the Company.

10.4(8)	Form of Employment Agreement between Lori Stanley and the Company.

10.5(8)	Form of Employment Agreement between Roger DiPiano and the Company.

10.6(3)	Amended and Restated 1996 Stock Incentive Plan.

10.7(11)	Promissory Note dated April 1, 2004 between enherent and Primesoft LLC.

10.8(8)	Business Partner Agreement for Solution Providers dated September 7, 2004 between Dynax Solutions, Inc. and IBM Corporation.

10.9(2)	Non-Qualified Stock Option Agreement dated September 14, 2004 by and between enherent and Douglas Mellinger.

10.10(2)	Agreement dated September 14, 2004 by and between enherent and Douglas Mellinger.

10.11(2)	Restricted Stock Agreement dated October 5, 2004 by and between enherent and Douglas Catalano.

Exhibit Number	Description of Exhibit

10.12(8)	Form of Amended and Restated Credit Agreement by and among enherent Corp., certain subsidiaries listed therein, Ableco Finance LLC and certain lenders party thereto.

10.13(8)	$13,000,000 Financing Agreement dated March 24, 1999, by and among Dynax Acquisition Corp., Application Resources Consulting Service, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc. and Ableco Finance LLC.

10.14(8)	First Amendment to Financing Agreement dated August 19, 1999, by and among Dynax Solutions, Inc., Application Resources Consulting Service, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc. and Ableco Finance LLC.

10.15(8)	Second Amendment to Financing Agreement dated March 22, 2000, by and among Dynax Solutions, Inc., Application Resources Consulting Service, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc. and Ableco Finance LLC.

10.16(8)	Third Amendment to Financing Agreement dated September 20, 2000, by and among Dynax Solutions, Inc., Application Resources Consulting Service, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc., Purple Crayons, Inc., Purple Crayons Acquisition Corp., Dynax Newco Acquisition Corp. and Ableco Finance LLC.

10.17(8)	Fourth Amendment to Financing Agreement dated December 11, 2000, by and among Dynax Solutions, Inc., Application Resources Consulting Service, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc., Purple Crayons, Inc., Purple Crayons Acquisition Corp., Dynax Newco Acquisition Corp. and Ableco Finance LLC.

10.18(8)	Fifth Amendment to Financing Agreement dated March 2001, by and among Dynax Solutions, Inc., Application Resources Consulting Services, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc., Purple Crayons, Inc., Purple Crayons Acquisition Corp., Fatsauce Studio, Inc., Ableco Finance LLC and A2 Funding LP.

10.19(8)	Sixth Amendment to Financing Agreement dated September 24, 2001, by and among Dynax Solutions, Inc., Application Resources Consulting Services, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc., Purple Crayons, Inc., Purple Crayons Acquisition Corp., Fatsauce Studio, Inc. and Ableco Finance LLC.

10.20(8)	Seventh Amendment to Financing Agreement dated March 13, 2002, by and among Dynax Solutions, Inc., Application Resources Consulting Services, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc., Purple Crayons, Inc., Purple Crayons Acquisition Corp., Fatsauce Studio, Inc., Ableco Finance LLC and A2 Funding LP.

10.21(8)	Eighth Amendment to Financing Agreement dated October 2002, by and among Dynax Solutions, Inc., Application Resources Consulting Services, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc., Purple Crayons, Inc., Purple Crayons Acquisition Corp., Fatsauce Studio, Inc. and Ableco Finance LLC.

Exhibit Number	Description of Exhibit

10.22(8)	Ninth Amendment to Financing Agreement dated March 2003, by and among Dynax Solutions, Inc., Application Resources Consulting Services, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc., Purple Crayons, Inc., Purple Crayons Acquisition Corp., Fatsauce Studio, Inc., Ableco Finance LLC, A3 Funding LP and Ableco Holding LLC.

10.23(8)	Tenth Amendment to Financing Agreement dated March 22, 2004, by and among Dynax Solutions, Inc., Application Resources Consulting Services, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc., Purple Crayons, Inc., Purple Crayons Acquisition Corp., Fatsauce Studio, Inc., Ableco Finance LLC and A3 Funding LP.

10.24(9)	Customer Master Agreement dated April 5, 2000, by and among Dynax Solutions, Inc. and Keylink Systems (n/k/a Agilysys).

21.1(10)	List of Subsidiaries.

23.1(9)	Consent of Ernst & Young LLP.

23.2(9)	Consent of Cornick, Garber & Sandler, LLP.

23.3	Consent of Jackson Walker L.L.P. (included as part of Exhibits 5.1. and 8.1 hereto).

23.4(8)	Consent of Dresner Investment Services, Inc.

24.1(12)	Power of Attorney.

99.1(8)	Consent of Covington Associates LLC.

99.2(8)	Rule 438 Consent—Pamela Fredette.

99.3(8)	Rule 438 Consent—Faith Griffin.

99.4(8)	Rule 438 Consent—Thomas Minerva.

(1)	Included as Appendix A to the joint proxy statement/prospectus filed herewith.
(2)	Previously filed as an exhibit to enherent’s Quarterly Report on Form 10-Q filed November 15, 2004, and incorporated herein by reference.
(3)	Previously filed as an exhibit to enherent’s Form S-8 filed January 22, 1998, and incorporated herein by reference.
(4)	Previously filed as an exhibit to enherent’s Annual Report on Form 10-K filed April 4, 2001, and incorporated herein by reference.
(5)	Previously filed as an exhibit to enherent’s S-4 filed November 1, 2004, and incorporated herein by reference.
(6)	Previously filed as an exhibit to enherent’s Annual Report on Form 10-K filed March 22, 2002, and incorporated herein by reference.
(7)	Previously filed as an exhibit to enherent’s Current Report on Form 8-K filed April 14, 2000, and incorporated herein by reference.
(8)	Previously filed as an exhibit to enherent’s S-4/A filed December 22, 2004, and incorporated herein by reference.
(9)	Filed herewith.
(10)	Previously filed as an exhibit to enherent’s Annual Report on Form 10-K filed March 30, 2004, and incorporated herein by reference.
(11)	Previously filed as an exhibit to enherent’s Quarterly Report on Form 10-Q filed May 7, 2004, and incorporated herein by reference.
(12)	Incorporated by reference to the signature page of enherent’s S-4 filed November 1, 2004, and incorporated herein by reference.

(b) Financial Statement Schedules.

Schedules are omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

(c) Reports, Opinions, Appraisals.

The Fairness Opinion of Covington Associates LLC is furnished as part of the prospectus.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) (1) As follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities and at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the registrant’s articles of incorporation or bylaws, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Windsor, state of Connecticut on January 25, 2005.

enherent Corp.

By:	/S/ DOUGLAS CATALANO
Douglas Catalano, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

By:	/S/ DOUGLAS CATALANO	Date: January 25, 2005
Douglas Catalano, Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)

By:	*	Date: January 25, 2005
James C. Minerly, Senior Financial Officer (Principal Financial and Accounting Officer)

By:	*	Date: January 25, 2005
Douglas K. Mellinger, Vice Chairman and Director

By:	*	Date: January 25, 2005
Robert P. Forlenza, Director

By:	*	Date: January 25, 2005
Irwin J. Sitkin, Director

*By:	/S/ DOUGLAS CATALANO
Douglas Catalano As Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1(1)	Agreement and Plan of Merger, dated as of October 12, 2004, by and between enherent Corp. and Dynax Solutions, Inc.

2.2(2)	First Amendment to Agreement and Plan of Merger dated November 4, 2004 by and between enherent Corp. and Dynax Solutions, Inc.

3.1(3)	Restated Certificate of Incorporation.

3.2(4)	Certificate of Amendment of Restated Certificate of Incorporation of enherent Corp.

3.3(5)	Amended and Restated Bylaws.

4.1	See Exhibits 3.1 through 3.3 for provisions of the Certificate of Incorporation and Bylaws, as amended, which define the rights of stockholders.

4.2(6)	Form of Certificate for enherent Common Stock.

4.3(7)	Securities Purchase Agreement dated as of April 13, 2000, by and among PRT Group Inc. and the Investors named therein.

4.4(7)	Form of Certificate of Designation.

4.5(7)	Form of Warrant.

4.6(2)	Preferred Stock Agreement dated October 28, 2004 by and among the Company and the Preferred Stockholders named therein.

5.1(8)	Opinion and Consent of Jackson Walker L.L.P..

8.1(9)	Opinion and Consent of Jackson Walker L.L.P. as to the federal income tax consequences to the merger.

10.1(10)	Employment Agreement between James C. Minerly and the Company dated December 1, 2003.

10.2(10)	Employment Agreement between Douglas A. Catalano and the Company dated February 16, 2004, with Exhibit A and Amendment.

10.3(8)	Form of Employment Agreement between Pamela Fredette and the Company.

10.4(8)	Form of Employment Agreement between Lori Stanley and the Company.

10.5(8)	Form of Employment Agreement between Roger DiPiano and the Company.

10.6(3)	Amended and Restated 1996 Stock Incentive Plan.

10.7(11)	Promissory Note dated April 1, 2004 between enherent and Primesoft LLC.

10.8(8)	Business Partner Agreement for Solution Providers dated September 7, 2004 between Dynax Solution, Inc. and IBM Corporation.

10.9(2)	Non-Qualified Stock Option Agreement dated September 14, 2004 by and between enherent and Douglas Mellinger.

10.10(2)	Agreement dated September 14, 2004 by and between enherent and Douglas Mellinger.

10.11(2)	Restricted Stock Agreement dated October 5, 2004 by and between enherent and Douglas Catalano.

10.12(8)	Form of Amended and Restated Credit Agreement by and among enherent Corp., certain subsidiaries listed therein, Ableco Finance LLC and certain lenders party thereto.

10.13(8)	$13,000,000 Financing Agreement dated March 24, 1999, by and among Dynax Acquisition Corp., Application Resources Consulting Service, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc. and Ableco Finance LLC.

Exhibit Number	Description of Exhibit

10.14(8)	First Amendment to Financing Agreement dated August 19, 1999, by and among Dynax Solutions, Inc., Application Resources Consulting Service, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc. and Ableco Finance LLC.

10.15(8)	Second Amendment to Financing Agreement dated March 22, 2000, by and among Dynax Solutions, Inc., Application Resources Consulting Service, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc. and Ableco Finance LLC.

10.16(8)	Third Amendment to Financing Agreement dated September 20, 2000, by and among Dynax Solutions, Inc., Application Resources Consulting Service, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc., Purple Crayons, Inc., Purple Crayons Acquisition Corp., Dynax Newco Acquisition Corp. and Ableco Finance LLC.

10.17(8)	Fourth Amendment to Financing Agreement dated December 11, 2000, by and among Dynax Solutions, Inc., Application Resources Consulting Service, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc., Purple Crayons, Inc., Purple Crayons Acquisition Corp., Dynax Newco Acquisition Corp. and Ableco Finance LLC.

10.18(8)	Fifth Amendment to Financing Agreement dated March 2001, by and among Dynax Solutions, Inc., Application Resources Consulting Services, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc., Purple Crayons, Inc., Purple Crayons Acquisition Corp., Fatsauce Studio, Inc., Ableco Finance LLC and A2 Funding LP.

10.19(8)	Sixth Amendment to Financing Agreement dated September 24, 2001, by and among Dynax Solutions, Inc., Application Resources Consulting Services, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc., Purple Crayons, Inc., Purple Crayons Acquisition Corp., Fatsauce Studio, Inc. and Ableco Finance LLC.

10.20(8)	Seventh Amendment to Financing Agreement dated March 13, 2002, by and among Dynax Solutions, Inc., Application Resources Consulting Services, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc., Purple Crayons, Inc., Purple Crayons Acquisition Corp., Fatsauce Studio, Inc., Ableco Finance LLC and A2 Funding LP.

10.21(8)	Eighth Amendment to Financing Agreement dated October 2002, by and among Dynax Solutions, Inc., Application Resources Consulting Services, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc., Purple Crayons, Inc., Purple Crayons Acquisition Corp., Fatsauce Studio, Inc. and Ableco Finance LLC.

10.22(8)	Ninth Amendment to Financing Agreement dated March 2003, by and among Dynax Solutions, Inc., Application Resources Consulting Services, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc., Purple Crayons, Inc., Purple Crayons Acquisition Corp., Fatsauce Studio, Inc., Ableco Finance LLC, A3 Funding LP and Ableco Holding LLC.

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Exhibit Number	Description of Exhibit

10.23(8)	Tenth Amendment to Financing Agreement dated March 22, 2004, by and among Dynax Solutions, Inc., Application Resources Consulting Services, Inc., ICS Acquisition Corp., ARCS Acquisition Corp., DSI Acquisition Corp., Dynax Resources, Inc., Prime Time Staffing, Inc., Lauren and Associates, Inc., Purple Crayons, Inc., Purple Crayons Acquisition Corp., Fatsauce Studio, Inc., Ableco Finance LLC and A3 Funding LP.

10.24(9)	Customer Master Agreement dated April 5, 2000, by and among Dynax Solutions, Inc. and Keylink Systems (n/k/a Agilysys).

21.1(10)	List of Subsidiaries.

23.1(9)	Consent of Ernst & Young LLP (filed herewith).

23.2(9)	Consent of Cornick, Garber & Sandler, LLP (filed herewith).

23.3	Consent of Jackson Walker L.L.P. (included as part of Exhibits 5.1. and 8.1 hereto).

23.4(8)	Consent of Dresner Investment Services, Inc..

24.1(12)	Power of Attorney.

99.1(8)	Consent of Covington Associates LLC.

99.2(8)	Rule 438 Consent—Pamela Fredette.

99.3(8)	Rule 438 Consent—Faith Griffin.

99.4(8)	Rule 438 Consent—Thomas Minerva.

(1)	Included as Appendix A to the joint proxy statement/prospectus filed herewith.
(2)	Previously filed as an exhibit to enherent’s Quarterly Report on Form 10-Q filed November 15, 2004, and incorporated herein by reference.
(3)	Previously filed as an exhibit to enherent’s Form S-8 filed January 22, 1998, and incorporated herein by reference.
(4)	Previously filed as an exhibit to enherent’s Annual Report on Form 10-K filed April 4, 2001, and incorporated herein by reference.
(5)	Previously filed as an exhibit to enherent’s S-4 filed November 1, 2004, and incorporated herein by reference.
(6)	Previously filed as an exhibit to enherent’s Annual Report on Form 10-K filed March 22, 2002, and incorporated herein by reference.
(7)	Previously filed as an exhibit to enherent’s Current Report on Form 8-K filed April 14, 2000, and incorporated herein by reference.
(8)	Previously filed as an exhibit to enherent’s S-4/A filed December 22, 2004, and incorporated herein by reference.
(9)	Filed herewith.
(10)	Previously filed as an exhibit to enherent’s Annual Report on Form 10-K filed March 30, 2004, and incorporated herein by reference.
(11)	Previously filed as an exhibit to enherent’s Quarterly Report on Form 10-Q filed May 7, 2004, and incorporated herein by reference.
(12)	Incorporated by reference to the signature page of enherent’s S-4 filed November 1, 2004, and incorporated herein by reference.

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